This is a confidential draft submission to the U.S. Securities and Exchange Commission on August 3, 2015 and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Surgery Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8062	47-3620923
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer
incorporation or organization)	classification code number)	identification number)

40 Burton Hills Boulevard

Suite 500

Nashville, Tennessee 37215

(615) 234-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Doyle

Chief Executive Officer

40 Burton Hills Boulevard

Suite 500

Nashville, Tennessee 37215

(615) 234-5900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carl Marcellino, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Telephone: (212) 596-9000 Facsimile: (212) 596-9090	Rachel W. Sheridan, Esq. John H. Chory, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 100 Washington, DC 20004 Telephone: (202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 3, 2015

            Shares

Surgery Partners, Inc.

Common Stock

This is the initial public offering of shares of common stock of Surgery Partners, Inc. We are offering             shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of our common stock is expected to be between $         and $         . We have applied to list our common stock on the NASDAQ Global Market under the symbol “SGRY.”

Our business is currently conducted through Surgery Center Holdings, Inc. and its subsidiaries. Immediately prior to the completion of this offering, Surgery Partners, Inc. will become the direct or indirect parent of Surgery Center Holdings, Inc.

After the completion of this offering, certain investment funds affiliated with H.I.G. Capital, LLC will continue to own a majority of the voting power of our outstanding shares of common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of NASDAQ. See the section entitled “Management—Board Composition Following this Offering” in this prospectus.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements. See the section entitled “Prospectus Summary—Implications of Being an Emerging Growth Company” in this prospectus.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 21.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters have an option to purchase up to             additional shares from us at the initial public offering price, less the underwriting discount. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of our common stock will be made on or about                     , 2015.

BofA Merrill Lynch	Goldman, Sachs & Co.	Jefferies

Citigroup	Morgan Stanley	Credit Suisse	Raymond James

The date of this Prospectus is                     , 2015.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

Market and Other Industry Data

Unless otherwise indicated, market data and certain industry forecasts used throughout this prospectus were obtained from various sources, including internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Trademarks and Other Intellectual Property Rights

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, tag-lines, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks.

ii

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, and in particular, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company”, “Surgery Partners”, “we”, “us” and “our” refer to, (i) Surgery Center Holdings, LLC and its consolidated subsidiaries, including Surgery Center Holdings, Inc., immediately prior to the Reorganization and the consummation of this offering and (ii) Surgery Partners, Inc. and its consolidated subsidiaries, including Surgery Center Holdings, LLC and Surgery Center Holdings, Inc., immediately following the Reorganization and the consummation of this offering. Unless the context implies otherwise, the term “affiliates” means direct and indirect subsidiaries of Surgery Center Holdings, LLC and Surgery Partners, Inc., as applicable, and partnerships and joint ventures in which such subsidiaries are partners. The terms “facilities” or “hospitals” refer to entities owned and operated by affiliates of Surgery Partners, and the term “employees” refers to employees of affiliates of Surgery Partners. References to the “period ended December 31, 2014,” or “2014” made in connection with financial or other data are to the Company’s fiscal year ended December 31, 2014, which includes the results of Symbion Holdings Corporation (“Symbion”) following its acquisition for the period from November 3, 2014 through December 31, 2014. References to financial or other data presented as “pro forma” or “on a pro forma basis” refer to a presentation that applies adjustments to give pro forma effect to the Symbion acquisition over the applicable time period or as of the relevant date. For more information, see the section entitled “Unaudited Pro Forma As Adjusted Condensed Combined Financial Information” included elsewhere in this prospectus. All information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.

Our Company

We are a leading healthcare services company with a differentiated outpatient delivery model focused on providing high quality, cost effective solutions for surgical and related ancillary care in support of our patients and physicians. Founded in 2004, we are now one of the largest and fastest growing surgical services businesses in the country. As of March 31, 2015, we owned or operated, primarily in partnership with physicians, a portfolio of 102 surgical facilities comprised of 96 ambulatory surgery centers (“ASCs” or “surgery centers”) and six surgical hospitals (“surgical hospitals,” and together with ASCs referred to as “surgical facilities” or “facilities”) across 29 states. On a pro forma basis in 2014, approximately 4,000 physicians provided services to over 500,000 patients in our surgical facilities. As of March 31, 2015, approximately 70% of these facilities were multi-specialty focused. Our innovative strategy provides a suite of targeted and complementary ancillary services in support of our patients and physicians. This suite of ancillary services is comprised of a diagnostic laboratory, multi-specialty physician practices, urgent care facilities, anesthesia services, optical services and specialty pharmacy services (our “Ancillary Services”). We believe this approach improves the quality of care provided to our patients, results in superior clinical outcomes and allows us to realize the revenue associated with these Ancillary Services that are otherwise outsourced to unrelated third-party providers.

Driven by an experienced and innovative management team, the implementation of our differentiated strategy resulted in industry leading same-facility revenue growth of approximately 9% during 2014, and an average of approximately 8% annually on a pro forma basis from 2012 to 2014. Our transformational acquisition of Symbion in November of 2014, a private owner and operator of 55 surgical facilities at the time of the acquisition, has further diversified our geographic footprint, surgical specialty mix and ancillary network, while enhancing our scale and providing significant cost and revenue synergy opportunities that we believe we are positioned to achieve over the next two to three years. To that end, we have been actively executing our integration plan to realize these synergies, which include reductions in corporate overhead, supply chain rationalization, enhanced physician engagement, improved payor contracting, and revenue synergies associated with rolling out our suite of Ancillary Services throughout the Symbion portfolio. Without giving effect to the Symbion acquisition, we would have derived approximately 27% of our 2014 revenue from our Ancillary Services. On a pro forma basis, approximately 10% of our 2014 revenue was derived from these same services, a percentage that we will focus on increasing as we continue to deploy our Ancillary Services offerings.

Our patient- and physician-centric culture, our commitment to high quality care, our differentiated approach to physician engagement and our suite of complementary Ancillary Services have been instrumental to our growth. These areas of focus, along with investments in systems and processes, strategic acquisitions and favorable industry trends, have all contributed to our industry leading track record of growth.

Our pro forma revenue for 2014 was $871.2 million, which represents a compound annual growth rate (“CAGR”) of approximately 83% compared to revenue of $260.2 million for the year ended December 31, 2012. For the three months ended March 31, 2015, our revenue was $224.1 million, compared to revenue of $70.5 million for the same period during 2014. In 2014, on a pro forma basis, we experienced a net loss of $8.6 million as compared to net income of $1.9 million for the year ended December 31, 2012. For the three months ended March 31, 2015, we experienced a net loss of $6.8 million as compared to $4.1 million for the same period during 2014. Our pro forma Adjusted EBITDA was $153.3 million for 2014, representing an approximately 74% CAGR when compared to Adjusted EBITDA of $51.0 million for the year ended December 31, 2012. For the three months ended March 31, 2015, our Adjusted EBITDA was $36.0 million as compared to Adjusted EBITDA of $13.5 million for the same period during 2014. For a definition of EBITDA, Adjusted EBITDA, pro forma EBITDA and pro forma Adjusted EBITDA and a reconciliation of Adjusted EBITDA and pro forma Adjusted EBITDA to net income (loss) and pro forma net income (loss), respectively, see “—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.”

Our Differentiated Business Strategy and Powerful Value Proposition

Our portfolio of outpatient surgical facilities is complemented by our suite of Ancillary Services, which support our physicians in providing high quality and cost-efficient patient care. Our differentiated business strategy provides meaningful value to patients, physicians and payors, and enables us to capitalize on recent trends in the healthcare industry. As a result, we believe we are positioned for continued growth.

As of March 31, 2015, we owned or operated 102 surgical facilities primarily in partnership with physicians and, on a select basis, physicians and health systems. We provide care across a variety of specialties, including ear, nose and throat (“ENT”), gastrointestinal (“GI”), general surgery, ophthalmology, orthopedics and pain management. Many of our surgical patients require additional complementary healthcare services, and our suite of Ancillary Services aims to address the needs of patients and physicians through the provision of these services in a high quality, cost effective manner. We believe this strategy provides numerous benefits to patients and physicians as it improves our coordination of the various services they require, and enhances the quality of our patients’ clinical outcomes as well as their overall experience.

Our flexible facility ownership model further supports our strategy and growth objectives. We primarily hold majority ownership positions in our surgical facilities in partnership with physicians. In select cases, we enter into three-way joint venture partnerships with physicians and leading in-market health systems. Our flexible ownership model:

•	facilitates successful implementation of our differentiated business strategy;

•	provides us financial control as well as geographic and operational flexibility;

•	drives economic alignment with physician partners to enhance operational efficiency;

•	contributes to high levels of physician satisfaction and successful recruitment and retention efforts;

•	provides us control to selectively implement operational and strategic changes to enhance site performance, such as expanding service offerings and recruiting new physicians; and

•	allows us to best position our facilities against evolving market-specific dynamics.

We believe that our differentiated business strategy and our flexible ownership model ultimately benefit our patients, physicians and payors.

Patients: Our approach delivers superior clinical outcomes for patients in a more convenient, comfortable and cost-efficient setting. According to internal surveys conducted in 2014 (which had a range of 12 to 33 questions and sought patient feedback regarding the facility, physicians, staff, and which were distributed to approximately 192,000 of our patients), approximately 94% of the approximately 61,000 respondents responded favorably as to their overall experience at, or impressions of, the facility that they visited. We believe this is a direct result of our patient-centric approach and our focus on quality. In addition, on average, our facilities exceeded industry averages for each of Centers for Medicare and Medicaid Services’, or CMS’, 2014 Ambulatory Surgical Center Quality Reporting (ASCQR) program’s five key core ASC quality measures, of which four are outcome measures (patient burn, patient fall, prophylactic intravenous antibiotic timing and surgical errors) and one is a process of care measure (hospital transfer admission). Patients benefit from our intense focus on their care and our ability to conveniently and cost-effectively provide targeted Ancillary Services. We believe that patients realize cost savings when undergoing surgery in one of our ASCs as compared to a hospital outpatient department (“HOPD”). Based on Medicare fee schedules, it is estimated that the costs associated with the facility for surgeries performed at an ASC cost patients, in the aggregate, approximately 45% less as compared to having the same procedures performed in an HOPD. According to the Office of Inspector General, this translates into potential savings of approximately $3 billion to Medicare beneficiaries between 2012 through 2017.

Physicians: Physicians choose us because of our flexible approach to physician engagement, our patient- and physician-centric culture, our convenient and efficient facilities, and our differentiated outpatient delivery model that enhances the coordination of services to improve quality and outcomes. We engage with physicians pursuant to three primary arrangements to best suit their needs and the needs of the communities we serve. These include (i) partnering with physicians in the ownership of our surgical facilities, (ii) directly employing physicians and (iii) allowing physicians to utilize our facilities to perform procedures. Our physician-centric focus and our sophisticated administrative and clinical infrastructure improve productivity and reduce administrative burdens, allowing physicians to focus their time on delivering superior patient care. These attributes have been important contributors to our approximately 96% physician partner retention rate from 2009 through 2014.

Payors: Payors, employers and other health plan sponsors rely on our platform for the provision of high quality care at a significantly lower cost compared to an HOPD. For outpatient procedures commonly performed in both HOPDs and ASCs, the cost benefits to Medicare of having such procedures performed in an ASC such as ours instead of in an HOPD was identified by the Office of Inspector General as an opportunity to potentially save Medicare approximately $12 billion from calendar year 2012 through calendar year 2017. Commercial payors can also expect to save approximately 45% on their reimbursement obligation with respect to the costs associated with the facility for procedures at an ASC as compared to an HOPD, since reimbursement rates are generally derived from Medicare rates.

Incorporating our Ancillary Services strategy with our broader surgical facilities platform has been a primary focus for us since early 2011. The 15 ASCs in which we have incorporated multiple Ancillary Services have experienced, from 2011 to 2014, an operating income CAGR of approximately 20% and an improvement in operating income margin of approximately 10%. We see significant opportunity to continue to further deploy this strategy throughout our portfolio to continue to drive our Company’s growth.

Our Innovative Approach Differentiates Us from Competitors

Based on our innovative approach, we believe we are well positioned as a surgical services platform of choice for patients, physicians and payors. Our focus on providing care, complemented by our targeted suite of Ancillary Services, is a key differentiating factor of our strategy. We believe this approach drives physician engagement, better coordination of care, continuous clinical and administrative improvement and enhanced efficiency, all while reducing costs. We believe the following are key differentiators of our platform:

•	One of the Nation’s Largest and Fastest Growing Surgical Services Platforms with a Highly Favorable Business and Surgical Specialty Mix

•	Complementary Suite of Rapidly Growing Ancillary Services Targeted to Meet the Needs of Patients and Physicians in Existing and New Markets

•	Differentiated Operating Model with Suite of Ancillary Services Offerings, which Creates a Significant Value Proposition for Patients and Physicians and Drives Robust Organic Growth

•	Proven Track Record of Delivering Synergies and Creating Value from Transformational and Independent Surgical Facility Acquisitions

•	Experienced and Innovative Management Team that has Successfully Driven Industry Leading Growth

One of the Nation’s Largest and Fastest Growing Surgical Services Platforms with a Highly Favorable Business and Surgical Specialty Mix

Our surgical services platform is among the largest in the country and is growing its revenue faster than any of its competitors. Founded with a single facility in Florida in 2004, we have since expanded our footprint nationally, establishing a high growth, diversified platform across 29 states. As of March 31, 2015, our multi-specialty and single-specialty surgical facilities portfolio was comprised of 96 ASCs and six surgical hospitals primarily owned in partnership with physicians. On a pro forma basis, approximately 4,000 physicians provided services to over 500,000 patients in our surgical facilities during 2014. Our portfolio of surgical facilities is further complemented with our suite of Ancillary Services. We experienced approximately 9% same-facility revenue growth during 2014 and have averaged approximately 8% annual same-facility revenue growth on a pro forma basis from 2012 to 2014.

We have a strong presence in growing markets, such as Florida and Texas, where demographic trends are expected to lead to increased demand for outpatient surgical services. According to the U.S. Census Bureau, our markets possess several favorable qualities as compared to national averages. The majority of our markets have a higher concentration of senior populations, a higher median household income than the national average and a lower unemployment rate. For example, as of 2012, the median household income of our markets exceeded the national average by approximately 10%.

Our diversified business and surgical specialty mixes provide several advantages, including: (i) driving increased stable and predictable revenue, (ii) providing multiple levers to grow volume and increase profitability,

(iii) allowing flexibility to enter primary and secondary markets, (iv) generating strong free cash flow conversion and (v) broadening the pool of surgical specialists from which we recruit.

Surgical Case Mix: Pro Forma for Year-Ended December 31, 2014	Revenue Mix: Pro Forma for Year-Ended December 31, 2014(2)
(1) Other is comprised of cardiology, obstetrics/gynecology, plastic surgery, podiatry, neurology and urology.

(2)   For segment reporting purposes, revenue from anesthesia services is included within our Surgical Facility Services Segment. Our 2014 pro forma revenue for segment reporting purposes is as follows: Surgical Facility Services Segment: 92%; Ancillary Services: 6%; Optical Services: 2%.

Complementary Suite of Rapidly Growing Ancillary Services Targeted to Meet the Needs of Patients and Physicians in Existing and New Markets

A differentiated aspect of our model is our Ancillary Services strategy supporting our patients and physicians. These services present significant growth opportunities for our Company and are not additive to the cost of care for patients and payors as these services are otherwise provided by unrelated third-parties. We believe our Ancillary Services better support our physicians by providing control over the quality of these services and less variation in clinical outcomes.

The 15 ASCs in our portfolio where we have incorporated multiple Ancillary Services demonstrate the successful execution of our Ancillary Services strategy. In these surgical facilities, we have experienced, from 2011 to 2014, an operating income CAGR of approximately 20% and an improvement in operating income margin of approximately 10%. We have been, and plan to, continue deploying our Ancillary Services strategy across the rest of our platform, which we believe will be an important driver of our future growth.

Differentiated Operating Model with Suite of Ancillary Services Offerings, which Creates a Significant Value Proposition for Patients and Physicians and Drives Robust Organic Growth

We believe our business model provides us with the platform to drive significant growth through multiple channels:

Physician Recruitment, Engagement and Retention

Over 4,000 physicians performed procedures in our facilities in 2014 on a pro forma basis. We have a tailored physician model that provides flexibility in how we engage and build relationships with our physicians to suit their needs and preferences. We partner with physicians in the ownership of most of our surgical facilities. In addition, through our 30 owned or operated physician practices, we employed over 100 physicians across multiple specialties as of March 31, 2015. Finally, we recruit physicians who are neither owners nor employees to utilize our facilities to perform procedures. This flexible model, combined with our patient- and physician-centric culture, contributed to our outstanding track record of recruiting high quality physicians, and our approximately 96% physician partner retention rate from 2009 through 2014. In addition to driving high quality patient care, we believe our approach best enables us to effectively and efficiently utilize the capacity in our facilities.

Flexibility to Expand in Existing Markets and Enter New Markets

Our flexible ownership structure, combined with our expertise operating multi-specialty surgical facilities, enables us to tailor our surgical specialty offerings based on market demand. We strive to maximize efficiency and are positioned to leverage excess capacity in certain of our facilities to drive incremental growth. When mutually beneficial, we also enter into three-way joint ventures with physicians and health systems.

Successful Continued Deployment of Ancillary Services in Existing and New Markets

We have the opportunity to leverage our Ancillary Services for growth through multiple channels, including expanding our offerings to currently unaffiliated physicians in existing and new markets as well as further penetrating our existing and newly acquired facilities. Our recent acquisition of Symbion provides us with a significant opportunity to accelerate the growth of our Ancillary Services by offering these services to legacy Symbion physicians. Additionally, we intend to continue to broaden our suite of Ancillary Services, enhancing the services we can offer to our patients and physicians.

Operating Leverage from Scalability of the Current Platform

Our national presence and large scale afford us significant operating leverage as our business continues to grow. As our platform expands, we will continue to leverage our centralized corporate infrastructure, including essential functions such as accounting, finance, billing, credentialing, regulatory compliance and legal, to drive operational efficiencies and enhance our financial performance. We also have the opportunity to benefit from operating leverage and scale at the facility level as we increase utilization. Our ability to deliver superior quality of care in the most cost efficient manner attracts physicians and patients, which enhance utilization and drive growth at our facilities.

Proven Track Record of Delivering Synergies and Creating Value from Transformational and Independent Surgical Facility Acquisitions

We have a consistent track record of creating value through acquisitions. Within 15 months of our acquisition of NovaMed, Inc. (“NovaMed”) in 2011, we had fully integrated the acquired company and realized synergies by eliminating approximately $5.2 million in expenses and generating approximately $9.3 million of incremental revenue, representing approximately 5% and 6%, of NovaMed’s pre-acquisition operating expenses and revenue, respectively. We believe our transformational acquisition of Symbion not only further diversified our geographic footprint, business and surgical specialty mix, but also potentially provides even greater synergy opportunities than realized through the NovaMed acquisition. We believe that over the next two to three years we are positioned to achieve significant cost and revenue synergies in connection with our acquisition of Symbion. Approximately $9 million of these synergies are reflected in our pro forma Adjusted EBITDA for 2014 presented below under “—Summary Consolidated Historical and Pro Forma Condensed Combined Financial and Other Data.” Incremental synergies are expected to include cost savings from reductions in corporate overhead, supply chain rationalization, enhanced physician engagement, improved payor contracting, and revenue synergies associated with rolling out our suite of Ancillary Services throughout the Symbion portfolio. We are currently executing on our integration plans relative to the Symbion acquisition and have achieved significant cost synergies to date.

In addition, we have also completed other independent surgical facility acquisitions (also referred to as “tuck-in” acquisitions) and have achieved consistent value creation through these acquisitions. Our surgical facility acquisitions have largely been completed at effective multiples we believe to be accretive and attractive, in part due to our systematic approach to integration. Our integration strategy typically includes the rationalization of operating and overhead costs, improvement in managed care contracting, continued physician recruitment and the targeted utilization of our Ancillary Services platform. We have a robust pipeline of additional tuck-in acquisitions and, with the top ten providers in the industry operating less than 20% of the 5,400 Medicare-certified ASCs in the United States, we believe there is significant opportunity to continue our strategy of consolidating the highly fragmented surgical facility industry.

Experienced and Innovative Management Team that has Successfully Driven Industry Leading Growth

Our Company is led by an exceptional management team with strong operational capabilities and an ability to deliver industry leading growth and margins, while executing accretive tuck-ins as well as large-scale transformational acquisitions. We are led by Michael Doyle, our Chief Executive Officer and Director, and Teresa Sparks, our Executive Vice President and Chief Financial Officer, who together have over 40 years of combined experience in the healthcare industry. Mr. Doyle started as our President and Chief Operating Officer in 2004 before being appointed Chief Executive Officer in 2009. Mr. Doyle was instrumental in leading the successful acquisition and integration of NovaMed in 2011, as well as the acquisition of Symbion in 2014. He brings to the position both clinical experience and an extensive healthcare management background. Teresa Sparks joined us through the acquisition of Symbion, where she was Chief Financial Officer since 2007. Through the combined work of Mr. Doyle, Ms. Sparks and our entire management team, meaningful cost and revenue synergies on our combined platform have been achieved to date. The team’s deep operational and acquisition integration experience, combined with our model and our platform’s sophisticated infrastructure, position us well to execute on our ongoing integration and growth strategies.

Our Growth Strategies

Our differentiated operating model employs a multifaceted strategy to grow revenue, earnings and cash flow. We believe the following are key components to this strategy:

Deliver Outstanding Patient Care and Clinical Outcomes

Rising consumerism in healthcare services, along with greater transparency in outcomes data, is expected to empower patients to make more informed healthcare decisions. We expect this trend will significantly benefit overall outpatient surgical facility case volume due to the clinical and cost benefits that surgical facilities offer relative to alternative sites of care such as outpatient departments of acute care hospitals. We believe the industry wide implementation of CMS’ ASCQR Program will further differentiate our facilities as high quality locations based on the strength of our performance across the key quality measures, providing an additional opportunity to gain market share.

We have established a dedicated clinical team of experienced professionals focused on ensuring that the highest level of quality is targeted throughout our platform. Our proprietary quality reporting system generates detailed case-level analytics that we use to measure our clinical results on a physician-by-physician basis against a robust set of quality metrics, providing opportunities to quickly and effectively identify areas for improvement, implement initiatives and track progress. Additionally, our suite of complementary Ancillary Services allows us to provide greater coordination over the provision of these services.

Expand Ancillary Services Across Our National Platform

Our differentiated business strategy and established infrastructure allow us to retain Ancillary Service revenue that is otherwise outsourced to unrelated third-party providers. We have a successful track record of executing on our strategy of incorporating Ancillary Services throughout our surgical facilities portfolio, which has been a key contributor to our strong same-facility pro forma revenue growth of approximately 9% in 2014, and annual average same-facility pro forma revenue growth of approximately 8% from 2012 to 2014. As an example, over the course of four years following the acquisition of one of our surgical hospitals, capacity was expanded via the addition of multiple operating rooms, a state of the art radiation oncology center, several oncology practices, multiple urgent care facilities and several high volume physicians. These initiatives drove approximately 40% growth in this surgical hospital’s net income from 2011 through 2014.

While many of our Ancillary Service lines have been established and growing for a number of years, we see significant growth opportunities from further penetration of these services across our national portfolio of ASCs and surgical hospitals. In particular, our recent acquisition of the Symbion portfolio, with its 55 facilities and network of approximately 700 physician partners represents a large and relatively untapped opportunity for the provision of Ancillary Services. Further, in addition to penetrating our Ancillary Service offerings through our employed and partnered physicians, we believe a substantial opportunity exists to market many of these services to the approximately 800,000 practicing physicians in the U.S. not currently affiliated with our Company.

Continue to Execute and Expand Upon our Physician Engagement Strategy in Attractive Markets

We have a successful track record of owning and operating physician groups dating back to our inception. We believe our flexible approach to physician engagement, including partnering, employing and affiliating with physicians, best allows us to drive high quality patient care, efficiently utilize the capacity in our facilities, implement our complementary Ancillary Services strategy and drive organic growth. Through our recruiting efforts and capital-efficient acquisitions, as of March 31, 2015, we had 30 owned or operated physician practices that comprised of over 100 physicians across multiple surgical specialties (including ENT, GI, general surgery, ophthalmology, orthopedics and pain management). Our infrastructure, including scheduling, billing and collections, regulatory compliance, staffing, and analytics, among other services, facilitates significant improvement in efficiency and performance of our practices. In building our existing platform of 30 owned or operated physician practices, we have a demonstrated track record of delivering on our value proposition to physicians, executing on our strategy of growing practice profitability and creating value for our Company.

Our physician engagement strategy also benefits our existing physician partners. We focus on strategically recruiting physicians, and acquiring high quality physician practices complementary to our existing surgical facilities, to better utilize the capacity in our facilities. We believe our ability to implement this strategy ultimately improves our relationships with our existing physician partners and is a powerful differentiator for our platform.

We also believe there is significant opportunity to accelerate our physician engagement strategy. Based on a national survey of over 5,000 physicians in 2014, we estimate approximately 25% of the approximately 300,000 independent practicing physicians in the U.S. are considering selling their practice, resulting in a meaningful pipeline of physician practice targets to affiliate with or acquire.

Drive Organic Growth at Existing Facilities through Targeted Physician Recruitment, Service Line Expansion and Implementing our Efficient Operating Model

We have achieved industry leading organic growth through our differentiated operating strategy. We work closely with our physicians to achieve greater efficiency through optimal scheduling and facility utilization, reduction in administrative costs, and better procurement. As a complement to our initiatives to drive organic growth, we have executed and will continue to execute on select, strategic service line expansion opportunities to capture and address patient needs in our markets, exemplified by our successful introduction of orthopedic and spine services in legacy NovaMed facilities.

Our acquisition of Symbion significantly enhanced our scale and provides us with significant cost and revenue synergy opportunities that we believe we are positioned to achieve over the next two to three years. The ongoing integration of the legacy Symbion operations also provides the opportunity to benefit from incremental synergies, including reductions in corporate overhead, supply chain rationalization, enhanced physician engagement, improved payor contracting and revenue synergies associated with rolling out our suite of Ancillary Services throughout the Symbion portfolio.

Continue our Disciplined Acquisition Strategy

We have historically pursued, and successfully execute a disciplined acquisition strategy to diversify our geographic footprint and revenue mix, while driving greater scale. Acquiring facilities has been a core component of our strategy since inception. We have a long track record of meticulously and methodically identifying, evaluating, executing and integrating accretive acquisitions. Through these acquisitions, we have achieved meaningful cost and revenue synergies, enhancing the value of our acquired facilities and meaningfully reducing the effective purchase multiple paid. As a result of our recent acquisition of Symbion, as of June 30, 2015 we have achieved annualized cost and revenue synergies in an aggregate amount of approximately $8 million, primarily through reductions in head count, office closures and reductions to prices paid for supplies through volume discounts. We expect this acquisition to drive significant cost and revenue synergies over the next two to three fiscal years, which we estimate will ultimately exceed $30 million in the aggregate (an amount that includes the approximately $8 million of synergies realized as of June 30, 2015). The cost savings that are contemplated as an element of these synergies are being measured against the combined cost basis of the two companies at the pre-merger period ended November 3, 2014. We believe there is a significant opportunity to continue our strategy of consolidating in a highly fragmented market. As we enter new markets, we will then focus on expanding our penetration of complementary Ancillary Services.

We also expect to grow our Company by acquiring businesses which provide select Ancillary Services that complement our surgical facilities and support our physicians. Our differentiated and capital-efficient Ancillary Services strategy substantially broadens our pool of potential acquisitions beyond physician and surgical facility opportunities. By capturing revenue from Ancillary Services in our newly acquired facilities, it also allows us to achieve lower effective purchase multiples. Additionally, our strategy has the potential to facilitate our surgical facility business development effort as we begin marketing Ancillary Service offerings to currently unaffiliated physicians.

Introduce New Service Offerings to Provide a More Comprehensive Continuum of Care

We are committed to building an integrated outpatient delivery model to better serve the needs of patients, physicians and payors. We believe offering services across the continuum of outpatient care will better position our Company for evolving reimbursement structures, further support our physicians, enhance the quality of care for our patients and drive exceptional organic growth. In addition to new revenue generated from procedures in our facilities, we also believe certain service offerings could broaden the types of procedures we can offer in our surgical facilities. For instance, providing patients with rehabilitation and physical therapy services would allow our ASCs to offer more complex spine and orthopedic procedures that typically occur in a hospital setting.

Our Industry

Surgical Facilities

According to CMS, in 2013, the U.S. spent approximately $2.9 trillion on healthcare expenditures, which is projected to grow approximately 6% annually from 2015 through 2023. For many years, government programs, private insurance companies, managed care organizations and self-insured employers have implemented cost containment measures intended to limit the growth of healthcare expenditures. These cost-containment measures, together with technological advances, have contributed to the significant shift in the delivery of healthcare services away from traditional inpatient hospital settings to more cost effective surgical facilities, including ASCs and surgical hospitals. According to industry sources, in 2014, the United States outpatient surgical center industry has grown into an estimated $23 billion industry and includes approximately 5,400 Medicare-certified ASCs. We believe we are well positioned to benefit from trends currently affecting the markets in which we compete, including:

•	increasing demand for surgical procedures in outpatient settings;

•	rising trend of consumerism and quality consciousness on the part of patients;

•	advancements in medical technology that drive higher acuity in the outpatient setting;

•	efforts to improve outcomes and convenience for patients at lower costs;

•	economic alignment and operating efficiency for physicians; and

•	reduced costs for payors and enable quality outcomes based reimbursement models.

Ancillary Services

In the areas of specialty where our physicians are focused, the associated Ancillary Services include a diagnostic laboratory, multi-specialty physician practices, urgent care facilities, anesthesia services, optical services and specialty pharmacy services. According to industry sources, these industries represent approximately $127 billion of annual healthcare expenditures and provide a broad opportunity for us to expand our Ancillary Services outreach to support patients and physicians.

Our History

Since our founding in 2004, we have evolved into one of the nation’s premier owners and operators of surgical facilities with a robust and growing Ancillary Services platform. Starting with a single facility in Florida, we have grown to include 96 ASCs and six surgical hospitals across 29 states as of March 31, 2015. In May 2011, we acquired NovaMed, a publicly traded owner and operator of 36 ASCs at the time of our acquisition. In November 2014, we acquired Symbion and its portfolio of 55 facilities, pursuant to the terms of an Agreement and Plan of Merger dated as of June 13, 2014.

Acquisition of Symbion

On November 3, 2014, we acquired Symbion, a private owner and operator of 55 facilities, for a purchase price of $792.0 million pursuant to the terms of an Agreement and Plan of Merger dated as of June 13, 2014. At the closing of the merger, each outstanding share of common stock of Symbion was converted into the right to receive a cash payment.

At closing, we paid approximately $300.1 million in cash, including $16.2 million funded to an escrow account, and assumed approximately $472.4 million of outstanding indebtedness of Symbion, plus related accrued and unpaid interest. In connection therewith, we paid off all of the $522.1 million outstanding under our first lien credit agreement dated April 11, 2013, (the “2013 First Lien Credit Agreement”), second lien credit agreement dated April 11, 2013 (the “2013 Second Lien Credit Agreement”) and revolving credit agreement dated April 11, 2013 (the “2013 Revolver Agreement” and, together with the 2013 First Lien Credit Agreement and 2013 Second Lien Credit Agreement, the “2013 Credit Facilities”), including accrued interest thereon, which was entirely repaid through the issuance of approximately $1.4 billion under our Term Loans and Revolving Facility. We are required to fund an additional $16.8 million to the escrow account by May 3, 2016. The $33 million escrow balance is payable to the former equityholders of Symbion on May 3, 2016, pending the resolution of any adjustments to acquired working capital and the settlement of any other indemnities.

The Reorganization

Our business is currently conducted through Surgery Center Holdings, Inc. and its subsidiaries. Surgery Center Holdings, LLC is the sole owner of the equity interests of Surgery Center Holdings, Inc. and has no other material assets. Immediately prior to the consummation of this offering, Surgery Partners, Inc., a Delaware corporation, will become the direct parent and sole member of Surgery Center Holdings, LLC. We refer to the existing equity owners of Surgery Center Holdings, LLC as the “Existing Owners.” We refer to this capital structure modification, as further described below, as the “Reorganization.”

In the Reorganization, the equity interests held by the Existing Owners will be transferred to Surgery Partners, Inc. in exchange for shares of common stock of Surgery Partners, Inc. and certain rights to additional payments under a tax receivable agreement. In addition, the limited liability company agreement of Surgery Center Holdings, LLC will be amended and restated to, among other things, modify its capital structure to create a single new class of units, which we refer to as “Holdings Units,” all of which will be held by Surgery Partners, Inc.

Immediately following the consummation of this offering, after giving effect to the Reorganization, Surgery Partners, Inc. will be a holding company, and its sole material asset will be an equity interest in Surgery Center Holdings, LLC. As the sole managing member of Surgery Center Holdings, LLC, Surgery Partners, Inc. will operate and control all of the business and affairs of Surgery Center Holdings, LLC and, through Surgery Center Holdings, LLC and its subsidiaries, conduct our business.

The Tax Receivable Agreement

We will indirectly acquire favorable tax attributes in connection with the Reorganization. These tax attributes would not be available to us in the absence of the consummation of the Reorganization. As part of the Reorganization, we will enter into a tax receivable agreement under which generally we will be required to pay to the Existing Owners 85% of the cash savings, if any, in U.S. federal, state or local tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes, including net operating losses, of Surgery Center Holdings, Inc. and its affiliates relating to taxable years ending on or before the date of the Reorganization (calculated by assuming the taxable year of the relevant entity closes on the date of the Reorganization) that are or become available to us and our wholly-owned subsidiaries as a result of the Reorganization, and (ii) tax benefits attributable to payments made under the tax receivable agreement, together with interest accrued at a rate of       % from the date the applicable tax return is due (without extension) until paid. Under this agreement, generally we will retain the benefit of the remaining 15% of the applicable tax savings. We expect the payments we will be required to make under the tax receivable agreement will be substantial. If we were to elect to terminate the tax receivable agreement immediately after this offering, we estimate that we would be required to pay $114.5 million in the aggregate under the tax receivable agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes and Tax Receivable Agreement.”

Corporate Information

Surgery Partners, Inc. was incorporated in Delaware in April 2015. Surgery Partners, Inc. has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Our principal executive offices are located at 40 Burton Hills Boulevard, Suite 500, Nashville, TN 37215. Our telephone number is (615) 234-5900 and our website can be found at http://www.surgerypartners.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

Our Equity Sponsor

H.I.G. Capital, LLC (“H.I.G.” or our “Sponsor”) is a leading global private equity and alternative assets firm with more than $17.0 billion in equity capital under management. Since its founding in 1993, H.I.G., though various affiliates and subsidiaries, has invested in and managed more than 250 companies with combined revenues in excess of $30 billion. H.I.G’s investors include leading financial institutions, insurance companies, university endowments, pension funds and sovereign wealth funds.

Upon completion of this offering, affiliates of H.I.G. will control              shares of our common stock (representing     % of all common stock outstanding), or              shares of our common stock (representing     % of all common stock outstanding) if the underwriters exercise their over-allotment option in full.

For fiscal years 2013 and 2014, we incurred a total of $4.8 million and $20.1 million, respectively, for certain management and advisory services and reimbursable expenses paid to an affiliate of our Sponsor. See the section entitled “Certain Relationships and Related Party Transactions—Management Services” in this prospectus. Two of our directors, Messrs. Laitala and Lozow, are employees of our Sponsor.

Summary Risk Factors

Investing in our common stock involves significant risks. Any of the factors set forth in the section entitled “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth in the section entitled “Risk Factors” in deciding whether to invest in our common stock. Some of the principal risks we face include:

•	our dependence on payments from third-party payors, including governmental healthcare programs and managed care organizations;

•	our inability to negotiate favorable contracts or renew existing contracts with nongovernmental third-party payors on favorable terms;

•	significant changes in our payor mix or surgical case mix resulting from fluctuations in the types of cases performed at our facilities;

•	the fact that Surgery Partners and Symbion have a limited operating history as a single company;

•	our dependence on physician utilization of our facilities, which could decrease if we fail to maintain good relationships with these physicians;

•	the competition we face for patients, physician use of our facilities, strategic relationships and commercial payor contracts;

•	the competition we face for accretive acquisitions;

•	our substantial indebtedness and the limits that places on our flexibility in operating our business;

•	the substantial payments we expect to be required to make to the Existing Owners under the tax receivable agreement;

•	our failure to comply with numerous federal and state laws and regulations relating to our facilities, which could lead to the incurrence of significant penalties by us, cause us to expand substantial financial resources to comply with government investigations or require us to make significant changes to our operations;

•	our principal stockholders’ and their affiliates’ ownership of a substantial portion of our outstanding equity, as their interests may not always coincide with the interests of the other stockholders; and

•	the increased costs we will face as a result of being a public company.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the non-binding advisory votes on executive compensation, including golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting.

Generally, we may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	shares.

Common stock to be outstanding immediately after completion of this offering	shares.

Option to purchase additional shares	We have granted to the underwriters the option, exercisable for 30 days of the date of this prospectus, to purchase up to additional shares of common stock.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $ million, based on an assumed offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our Second Lien Term Loan (as defined herein) and to pay fees and expenses associated with this offering. See the section entitled “Use of Proceeds” in this prospectus.

Dividend policy	Our board of directors does not currently intend to pay dividends on our common stock. See the section entitled “Dividend Policy” in this prospectus.

Listing	We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “SGRY.”

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Principal stockholders	Upon completion of this offering, our Sponsor will continue to beneficially own a controlling interest in us. As a result, we intend to avail ourselves of certain controlled company exemptions under the rules of NASDAQ. See the section entitled “Management” in this prospectus.

References in this section to number of shares of common stock to be issued and outstanding after this offering is based on shares issued and outstanding as of                     , 2015, and excludes:

•	shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share (of which shares are issuable upon exercise of vested stock options as of , 2015); and

•	shares of common stock reserved for issuance, and not subject to outstanding options, under the Management Incentive Plan.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares; and

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Summary Consolidated Historical and Pro Forma Condensed Combined Financial and Other Data

The following tables summarize consolidated historical and combined unaudited pro forma condensed financial information of our subsidiary, Surgery Center Holdings, Inc., and consolidated historical condensed financial information of Symbion, Inc. as of and for the periods indicated. The issuer, Surgery Partners, Inc., was formed in April 2015 and has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. This prospectus includes an audited balance sheet of Surgery Partners, Inc. as of May 31, 2015 but does not include any other financial statements of Surgery Partners, Inc., as it has been incorporated solely for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations. The summary historical financial data of Surgery Center Holdings, Inc. for the years ended December 31, 2014, 2013 and 2012 and the summary historical condensed consolidated balance sheets as of December 31, 2014 and 2013 have been derived from the historical audited financial statements of Surgery Center Holdings, Inc. included elsewhere in this prospectus. The summary historical financial data of Surgery Holdings, Inc. for the three months ended March 31, 2015 and 2014, respectively, and summary balance sheet data as of March 31, 2015 have been derived from our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus.

The summary historical financial data of Symbion for the years ended December 31, 2013 and 2012 have been derived from Symbion’s historical audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data of Symbion for the period ended November 3, 2014, which is the date of our acquisition of Symbion, have been derived from Symbion’s unaudited interim condensed consolidated financial statements for the nine-months ended September 30, 2014, included elsewhere in this prospectus, combined with its results of operations for the period from October 1, 2014 through November 3, 2014. Symbion’s unaudited interim condensed consolidated financial statements are based on assumptions and were prepared on the same basis as its audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements.

The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2014 gives effect to the Symbion acquisition as if it had occurred on January 1, 2014 and have been derived from the pro forma financial information set forth in the section entitled “Unaudited Pro Forma As Adjusted Condensed Combined Financial Information” appearing elsewhere in this prospectus. The summary historical condensed consolidated balance sheet of Surgery Center Holdings, Inc. as of December 31, 2014 also gives effect to the Symbion acquisition.

References to financial or other data presented as “pro forma” refer to a presentation that applies adjustments to give pro forma effect to the Symbion acquisition over the applicable time period or as of the relevant date. Where we refer to “as adjusted” financial or other data, we refer to a presentation that applies adjustments to give effect to (i) the Reorganization, (ii) this offering and (iii) the use of proceeds as described in the section entitled “Use of Proceeds.”

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

This summary historical consolidated financial and other data should be read in conjunction with the disclosures set forth in the sections entitled “Capitalization,” “Unaudited Pro Forma As Adjusted Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Surgery Center Holdings, Inc.

Consolidated Historical and Pro Forma Condensed Combined Financial Information

(in thousands, except cases, revenue per case, shares and per share amounts)

	Three Months Ended March 31,		Pro Forma Year Ended December 31, 2014	Years Ended December 31,
	2015	2014		2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Consolidated Statements of Operations Data:
Revenues	$224,143	$70,480	$871,294	$403,289	$284,599	$260,215
Operating Expenses:
Salaries and benefits	60,151	17,781	231,487	101,283	69,650	66,991
Cost of sales and supplies	57,077	15,306	212,321	92,020	61,946	54,699
Professional and medical fees	14,740	1,627	53,634	15,363	6,320	5,945
Lease expense	10,960	3,596	41,927	19,389	14,048	14,245
Other operating expenses	12,836	4,743	57,412	26,123	17,880	17,466

Cost of revenues	155,764	43,053	596,781	254,178	169,844	159,346
General and administrative expenses	11,862	6,835	42,273	31,452	26,339	25,263
Depreciation and amortization	8,462	2,860	30,735	15,061	11,663	11,208
Provision for doubtful accounts	5,186	1,322	22,197	9,509	5,885	3,073
Income from equity investments	(707)	—	(3,837)	(1,264)	—	—
Loss on disposal or impairment of long-lived assets, net	228	68	(10)	1,804	2,482	832
Loss on debt extinguishment	—	1,975	—	23,414	9,863	—
Electronic health records incentives income	—	—	(3,742)	(3,356)	—	—
Merger transaction and integration costs	5,006	—	—	21,690	—	—
Other (income) expenses	—	—	(176)	(6)	297	40

Total operating expenses	185,801	56,113	684,221	352,482	226,373	199,762

Operating income	38,342	14,367	187,073	50,807	58,226	60,453
Interest and other expense, net(1)	(25,751)	(10,106)	(103,590)	(62,101)	(32,929)	(28,482)

(Loss) income before income taxes	12,591	4,261	83,483	(11,294)	25,297	31,971
Provision for income taxes	2,107	1,963	23,611	15,758	7,570	6,110

Net (loss) income	10,484	2,298	59,872	(27,052)	17,727	25,861
Less: Net income attributable to non-controlling interests	(17,249)	(6,377)	(68,431)	(38,845)	(26,789)	(23,945)

Net (loss) income attributable to Surgery Center Holdings, Inc.	$(6,765)	$(4,079)	$(8,559)	$(65,897)	$(9,062)	$1,916

Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	$9,486	$4,321		$21,949	$49,078	$46,377
Net cash used in investing activities	(5,196)	(1,055)		(271,016)	(3,622)	(3,468)
Net cash provided by (used in) financing activities	(22,794)	(12,346)		310,961	(37,662)	(43,061)

Net Income (Loss) per Share:
Net income (loss) per share
Basic	$(6,765)	(4,079)	(8,559)	(65,897)	(9,062)	1,916
Diluted	(6,765)	(4,079)	(8,559)	(65,897)	(9,062)	1,916
Weighted average common shares outstanding
Basic	1,000	1,000	1,000	1,000	1,000	1,000
Diluted	1,000	1,000	1,000	1,000	1,000	1,000

Other Data:
Adjusted EBITDA(2)	$35,965	$13,507	$153,309	$77,034	$57,900	$50,959
Adjusted EBITDA as a % of revenues	16.0%	19.2%	17.6%	19.1%	20.3%	19.6%
Number of surgical facilities as of the end of period	102	47	102	103	47	49
Number of consolidated surgical facilities as of the end of period	90	47	90	91	47	49
Cases	91,576	38,234	368,900	200,461	164,644	160,114
Revenue per case	$2,448	$1,843	$2,362	$2,012	$1,729	$1,625
Same-facility revenue growth	9.1%	N/A	9.0%	9.0%	10.6%	10.7%
Same-facility revenue per case growth	5.1%	N/A	9.2%	9.2%	6.2%	3.0%

	March 31, 2015	December 31,
		2014	2013
	(unaudited)	(audited)	(audited)
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$56,416	$74,920	$13,026
Total current assets	257,814	268,649	82,510
Total assets	$1,850,480	$1,858,794	$474,701

Current portion of long-term debt	$22,628	$22,088	$8,842
Long-term debt, less current maturities	1,337,871	1,339,266	418,559
Total current liabilities	134,274	141,391	42,454
Total liabilities	$1,630,951	$1,636,669	$489,076

Non-controlling interests—redeemable	$191,499	$192,589	$—

Total Surgery Center Holdings, Inc. stockholders’ equity (deficit)	$(269,806)	$(264,082)	$(103,617)
Noncontrolling interests—non-redeemable	297,836	293,618	89,242

Total stockholders’ equity	$28,030	$29,536	$(14,375)

(1)	Presented as “interest expense, net” in the historical financial statements of Surgery Center Holdings, Inc., but is presented here inclusive of “other expense” for purposes of calculating the 2014 pro forma financials.

(2) We report our financial results in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), however, management believes that the evaluation of our ongoing operating results may be enhanced by a presentation of EBITDA, Adjusted EBITDA and pro forma Adjusted EBITDA, which are non-GAAP financial measures. As set forth below, EBITDA is net income less net income attributable to non-controlling interests before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA is EBITDA plus (a) non-cash stock-based compensation expense, (b) merger transaction costs, (c) sponsor management fees, (d) loss on debt extinguishment, (e) net loss from discontinued operations and (f) net loss (gain) on disposal of investments and long-lived assets. Non-controlling interests represent the interests of third parties, such as physicians, and in some cases, healthcare systems that own an interest in surgical facilities that we consolidate for financial reporting purposes. Pro forma EBITDA and pro forma Adjusted EBITDA, respectively, are EBITDA and Adjusted EBITDA, respectively, each giving pro forma effect to the Symbion acquisition as of the applicable date.

We have included EBITDA, Adjusted EBITDA and pro forma Adjusted EBITDA in this prospectus because we believe it is useful to investors in evaluating our operating performance compared to that of other companies in our industry, as its calculation eliminates the effects of financing, income taxes and the accounting effects of capital spending, as these items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, investors should not consider EBITDA, Adjusted EBITDA or pro forma Adjusted EBITDA in isolation or as a substitute for net loss, cash flows from operating activities or other operation statement or cash flow statement data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to those of other similarly titled measures reported by other companies. The following table represents the reconciliation of Adjusted EBITDA and pro forma Adjusted EBITDA to net income (loss) and pro forma net income (loss), respectively, attributable to Surgery Partners for the periods indicated below:

	Three Months Ended March 31,		Pro Forma Year Ended December 31, 2014	Years Ended December 31,
	2015	2014		2014	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Consolidated Statements of Operations Data (in thousands):
Net income	$10,484	$2,298	$59,872	$(27,052)	$17,727	$25,861
(Minus):
Net income attributable to non-controlling interests	17,249	6,377	68,431	38,845	26,789	23,945
Plus (minus):
Provision for income tax expense	2,107	1,963	23,611	15,758	7,570	6,110
Interest and other expense, net(a)	25,751	10,106	103,590	62,101	32,929	28,482
Depreciation and amortization	8,462	2,860	30,735	15,061	11,663	11,208

EBITDA	$29,555	$10,850	$149,377	$27,023	$43,100	$47,716
Plus:
Sponsor management fee(b)	750	500	3,000	2,161	2,000	2,000
Merger transaction and integration costs	5,006	—	—	21,690	—	—
Non-cash stock compensation expense(c)	426	114	942	942	455	411
Loss on debt extinguishment	—	1,975	—	23,414	9,863	—
Loss (gain) on disposal of investments and long-lived assets, net	228	68	(10)	1,804	2,482	832

Adjusted EBITDA	$35,965	$13,507	$153,309	$77,034	$57,900	$50,959

(a)	Presented as “interest expense, net” in the historical financial statements of Surgery Center Holdings, Inc., but is presented here inclusive of “other expense” for purposes of calculating the 2014 pro forma financials.
(b)	Represents the pro forma effect of our amended Management Agreement with our Sponsor. Effective November 3, 2014, the management fee increased from $2.0 million to $3.0 million annually. See Note 14 – Related Party Transactions in our 2014 audited financial statements.
(c)	Represents the non-cash compensation expense of $0.9 million that we recorded for the year ended December 31, 2014 related to recognizing the fair value of units that vested during 2014. See Note 12 – Unit-Based Compensation in our 2014 audited financial statements.

Symbion, Inc.

Consolidated Historical Condensed Financial Information

(in thousands, except cases and revenue per case)

	Period Ended November 3, 2014	Years Ended December 31,
		2013	2012
Consolidated Statements of Operations Data:	(unaudited)	(audited )	(audited)

Revenues	$470,164	$535,587	$491,804
Operating Expenses:
Cost of revenues	346,181	397,133	351,308
General and administrative expenses	19,219	21,976	26,901
Depreciation and amortization	19,261	22,993	21,360
Provision for doubtful accounts	12,759	11,149	10,211
Income from equity investments	(2,573)	(4,246)	(4,490)
Gain (loss) on disposal or impairment of long-lived assets, net	(108)	5,870	(6,195)
Electronic health record incentives	(386)	(4,553)	(1,054)
Proceeds from Insurance Settlements, net	(89)	(919)	—
Merger Transaction Costs	2,694	—	—
Litigation Settlements, net	(81)	(233)	(532)

Total operating expenses	396,877	449,170	397,509

Operating income	73,287	86,417	94,295
Interest expense, net	(48,440)	(57,982)	(57,641)

Income before income taxes and discontinued operations	24,847	28,435	36,654
Provision for income taxes	7,853	5,330	10,939

Income from continuing operations	16,994	23,105	25,715
Income (loss) from discontinued operations, net of taxes	(3,835)	1,882	1,132

Net income (loss)	13,159	24,987	26,847
Less: Net income attributable to non-controlling interests	(30,137)	(37,607)	(38,557)

Net loss attributable to Symbion, Inc.	$(16,978)	$(12,620)	$(11,710)

Consolidated Statements of Cash Flow Data—Continuing Operations:
Net cash provided by operating activities	$65,486	$61,493	$66,679
Net cash used in investing activities	(8,761)	(24,788)	(23,848)
Net cash (used in) provided by financing activities	(55,131)	(58,942)	(40,662)

Other Data:
Adjusted EBITDA(1)	$65,321	$78,083	$72,960
Adjusted EBITDA as a % of revenues	14.0%	14.6%	14.8%
Number of surgical facilities included in continuing operations as of the end of period(2)	55	56	57
Number of consolidated surgical facilities included in continuing operations as of the end of period	44	45	44
Cases	171,557	208,072	209,318
Revenue per case	$2,740	$2,574	$2,350
Same-facility revenue growth	9.1%	3.5%	10.4%
Same-facility revenue per case growth	8.6%	5.9%	11.5%

	November 3, 2014	December 31, 2013
	(unaudited)	(audited)
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$57,433	$56,026
Working capital	72,949	87,735
Total current assets	165,963	162,676
Total assets	$992,574	$1,006,739

Current portion of long-term debt(2)	$83,805	$9,102
Long-term debt, less current maturities	484,190	551,046
Total current liabilities	166,144	74,941
Total liabilities	$793,406	$763,600

Noncontrolling interests - redeemable	$29,505	$35,150

Total Symbion, Inc. equity	$106,754	$136,691
Noncontrolling interests - non-redeemable	62,909	71,298

Total stockholders’ equity	$169,663	$207,989

(1)	Symbion reported its financial results in accordance with U.S. GAAP, however, its management and ours believes that the evaluation of our operating results may be enhanced by a presentation of EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. As set forth below, EBITDA is net loss before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA is EBITDA plus (a) non-cash stock-based compensation expense and (b) merger transaction costs, minus (c) net income attributable to non-controlling interests. Non-controlling interests represent the interests of third parties, such as physicians, and in some cases, healthcare systems that own an interest in surgical facilities that we consolidate for financial reporting purposes.

We have included EBITDA and Adjusted EBITDA in this prospectus because we believe it is useful to investors in evaluating operating performance compared to that of other companies in our industry, as its calculation eliminates the effects of financing, income taxes and the accounting effects of capital spending, as these items may vary for different companies for reasons unrelated to overall operating performance. When analyzing operating performance, investors should not consider EBITDA or Adjusted EBITDA in isolation or as a substitute for net loss, cash flows from operating activities or other operation statement or cash flow statement data prepared in accordance with U.S. GAAP. The following calculation of EBITDA is not necessarily comparable to those of other similarly titled measures reported by other companies. The following table represents the reconciliation of EBITDA and Adjusted EBITDA to net income (loss) for the periods indicated below:

	Period Ended November 3,	Years Ended December 31,
	2014	2013	2012
	(unaudited)	(audited)	(audited)
Consolidated Statements of Operations Data (in thousands):
Net income	$13,159	$24,987	$26,847
(Minus):
Net income attributable to non-controlling interests	30,137	37,607	38,557
Plus (minus):
Provision for income tax expense	7,853	5,330	10,939
Interest and other expense, net	47,607	57,982	57,641
Depreciation and amortization	19,261	22,993	21,360

EBITDA	$57,743	$72,685	$77,230
Plus:
Sponsor management fee	833	1,000	1,000
Merger transaction cost	2,694	—	—
Non-cash stock compensation expense	324	410	2,057
Loss (income) from discontinued operations, net	3,835	(1,882)	(1,132)
(Gain) loss on disposal of investments and long-lived assets, net	(108)	5,870	(6,195)

Adjusted EBITDA	$65,321	$78,083	$72,690

(2)	Includes $73.1 million related to toggle notes with a maturity date of August 23, 2015 which were extinguished as part of the acquisition of Symbion.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our Company. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Business and Industry

We depend on payments from third-party payors, including government healthcare programs and managed care organizations. If these payments are reduced or eliminated, our revenue and profitability could be materially and adversely affected.

We depend upon private and governmental third-party sources of payment for the services provided by physicians in our physician network, to patients in our surgical facilities and by our laboratory and diagnostic services. The amount that we receive in payment for our services may be adversely affected by market and cost factors that we do not control, including Medicare, Medicaid and state regulation changes, cost containment decisions and changes in reimbursement schedules of payors, legislative changes, refinements to the Medicare Ambulatory Surgery Center payment system and refinements made by CMS to Medicare’s reimbursement policies. For instance, cuts to the federal budget caused a 2.0% reduction in Medicare provider payments in 2013. Similarly, third-party payors may be successful in negotiating reduced reimbursement schedules with our facilities. Fixed fee schedules, capitation payment arrangements, exclusion from participation in or inability to reach agreements with managed care programs, reduction or elimination of payments or an increase in the payments at a rate that is less than the increase in our costs, or other factors affecting payments for healthcare services over which we have no control could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we are unable to negotiate and enter into favorable contracts or maintain satisfactory relationships and renew existing contracts on favorable terms with managed care organizations or other private third-party payors, our revenue and profitability may decrease.

Payments from private third-party payors, including state workers’ compensation programs and managed care organizations, represented 52.1%, 60.6% and 59.8% of our patient service revenue for the years ended December 31, 2014 (on a pro forma basis), 2013 and 2012, respectively, as well as 55.9% and 53.4% of our patient service revenue for the three months ended March 31, 2015 and 2014, respectively. Most of these payments came from third-party payors with which our facilities have contracts. Managed care companies such as health maintenance organizations (“HMOs”) and preferred provider organizations (“PPOs”), which offer prepaid and discounted medical service packages, represent a growing segment of private third-party payors. If we fail to enter into favorable contracts or maintain satisfactory relationships with managed care organizations, our revenue may decrease. Our competitive position has been, and will continue to be, affected by initiatives undertaken during the past several years by major purchasers of healthcare services, including insurance companies and employers, to revise payment methods and monitor healthcare expenditures in an effort to contain healthcare costs. For instance, managed care payors may lower reimbursement rates in response to increased obligations on payors imposed by the Affordable Care Act or future reductions in Medicare reimbursement rates. Further, managed care payors may narrow their provider networks in response to the need to negotiate lower reimbursement rates with providers. If we are unable to maintain strong relationships with payors, we may not be able to ensure participation in these narrow provider networks. Cost containment measures, such as fixed fee schedules, capitation payment arrangements, reductions in reimbursement schedules by third-party payors and closed provider networks, could also cause a reduction of our revenue in the future.

Some of our payments from third-party payors come from third-party payors with which our surgical facilities, physicians or subsidiaries that provide diagnostic services do not have a contract. In those cases where we provide services to a patient that does not use a third-party payor with which we have contracted, commonly known as “out-of-network” services, we generally charge the patients the same co-payment or other patient responsibility amounts that we would have charged had our surgical facilities had a contract with the payor. In accordance with insurance laws and regulations, we submit a claim for the services to the payor along with full disclosure that our surgical facility has charged the patient an in-network patient responsibility amount. Historically, those third-party payors who do not have contracts with our surgical facilities typically have paid our claims at higher than comparable contracted rates. However, over the past five years we have observed an increase in third-party payors adopting out-of-network fee schedules that are more comparable to our contracted rates or to take other steps to discourage their enrollees from seeking treatment at out-of-network surgical facilities. In these cases, we seek to enter into contracts with the payors.

Payments from workers’ compensation payors represented approximately 8.2% and 9.0% of our patient service revenue for the years ended December 31, 2014 (on a pro forma basis) and the three months ended March 31, 2015, respectively. A majority of states have implemented workers’ compensation provider fee schedules. In some cases, the fee schedule rates contain lower rates than the rates our surgical facilities have historically been paid for the same services. If states reduce the amounts paid to providers under the workers’ compensation fee schedules, it could have a material adverse effect on our financial condition and results of operations.

Significant changes in our payor mix or surgical case mix resulting from fluctuations in the types of cases performed at our facilities could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our results may change from period to period due to fluctuations in payor mix or surgical case mix or other factors relating to the type of cases performed by physicians at our facilities. Payor mix refers to the relative share of total cases provided to patients with, respectively, no insurance, commercial insurance, Medicare coverage, Medicaid coverage and workers’ compensation insurance. Since, generally speaking, we receive relatively higher payment rates from commercial and workers’ compensation insurers than Medicare, Medicaid and other government-funded programs, a significant shift in our payor mix toward a higher percentage of Medicare and Medicaid cases, which could occur for reasons beyond our control, could have an adverse effect on our business, prospects, results of operations and financial condition.

Surgical case mix refers to the relative share of total cases performed by specialty, such as ENT, GI, general surgery, ophthalmology, orthopedic and pain management. Generally speaking, certain types of our cases, such as orthopedic cases, generate relatively higher revenue than other types of cases, such as pain management and GI cases. Therefore, a significant shift in our surgical case mix toward a higher percentage of lower revenue cases, which could occur for reasons beyond our control, could result in a material adverse effect on our business, prospects, results of operations and financial condition.

As we operate in multiple markets, each with a different competitive landscape, shifts within our payor mix or surgical case mix may not be uniform across all of our affiliated facilities. Rather, these shifts may be concentrated within certain markets due to local competitive factors. Therefore, the results of our individual affiliated facilities, including facilities that are material to our results, may be volatile, which could result in a material adverse effect on our business, prospects, results of operations and financial condition.

Surgery Partners and legacy Symbion have a limited history of working together as a single company. Should we fail to successfully integrate the operations of Surgery Partners and legacy Symbion, our results of operations and profitability could be materially and adversely impacted.

We may not be successful in integrating the operations of Surgery Partners and legacy Symbion, and the combined company may not perform as we expect or achieve the net cost savings and other synergies that we anticipate. A significant element of our business strategy is the improvement of our operating efficiencies and a reduction of our operating costs. A variety of factors could cause us not to achieve the benefits of the cost savings plan, or could result in harm to our business, including delays in the anticipated timing of activities related to our cost savings plan and our inability to reduce corporate and administrative expenses. As a result, we may not achieve our expected cost savings in the time anticipated, or at all. In such case, our results of operations and profitability could be negatively impaired.

Furthermore, our limited operating history and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies. Further, the process of integrating our existing operations with legacy Symbion may require a disproportionate amount of resources and management attention. Our management team may encounter unforeseen difficulties in managing this integration. Any substantial diversion of management attention or difficulties in operating the combined business could affect our sales and ability to achieve operational, financial and strategic objectives.

Further, the estimated valuations assumed by management and reflected by the pro forma financial statements included in this prospectus may differ materially from actual results, and such valuation differences may result in material changes (including possible material adverse changes) to our future financial condition and results of operations compared to those anticipated by management. In addition, the projected operational efficiencies resulting from our acquisition of Symbion included in this prospectus are based on preliminary estimates of management and have not been independently verified. While these estimates are based on management’s good faith, they are subject to change and to a variety of factors that could cause us to not achieve the operational efficiencies or any other cost savings within the time period prescribed or at all.

We may be unable to effectively integrate the Surgery Partners and legacy Symbion operations and realize the potential and anticipated benefits from the Symbion acquisition.

We may be unable to effectively integrate the Surgery Partners and legacy Symbion operations and realize the potential and anticipated benefits from the Symbion acquisition. As a result of our recent acquisition of Symbion, as of June 30, 2015 we have achieved annualized cost and revenue synergies in an aggregate amount of approximately $8 million, primarily through reductions in head count, office closures and reductions to prices paid for supplies through volume discounts. We expect this acquisition to drive significant cost and revenue synergies over the next two to three fiscal years, which we estimate will ultimately exceed $30 million in the aggregate (an amount that includes the approximately $8 million of synergies realized as of June 30, 2015). The cost savings that are contemplated as an element of these synergies are being measured against the combined cost basis of the two companies at the pre-merger period ended November 3, 2014. In order to realize our targeted annualized synergies resulting from the Symbion acquisition, we expect to make certain limited cash outlays over the next two to three fiscal years.

Our targeted cost and revenue synergies are based upon assumptions about our ability to implement multiple measures in a timely fashion and within certain parameters which may not be within our control. Further, our ability to achieve our targeted synergies is dependent upon a significant number of factors, some of which may be beyond our control. If one or more of our underlying assumptions regarding these projections proves to be incorrect, these efforts could lead to substantially higher costs or lower revenues than planned and we may not be able to fully realize, or may be delayed from fully realizing, the expected benefits of our targeted synergies. For example, we may be unsuccessful, or less successful, in (i) increasing the use of our diagnostic or anesthesia services by our physicians and at facilities across our platform, (ii) realigning and standardizing rates or (iii) increasing the adoption of DNA testing for certain at-risk patients, and in any such event, we would achieve smaller revenue synergies than we anticipate. We can provide no assurance that the number of our physicians or facilities that we believe will commence using our diagnostic or anesthesia services will in fact do so, or if any at all will, and they may choose not to utilize our ancillary services for any reason. Further, we cannot assure that we will be able to standardize rates because, for instance, payors may not be willing to accept our standardized rates, or that additional DNA testing services will be utilized because, for example, our physicians may not deem it necessary in many or all cases.

The continued integration of legacy Symbion’s operations could have unintended consequences, such as the loss of key physicians, customers and suppliers. Our inability to realize the targeted cost and revenue synergies from the Symbion acquisition could have a material adverse effect on our business, results of operations and financial condition.

Our pro forma financial information may not be representative of our future performance.

In preparing the pro forma financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the acquisition of Symbion. The estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience. Accordingly, the pro forma financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the acquisition of Symbion been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does the pro forma financial information give effect to any events other than those discussed in our unaudited pro forma as adjusted condensed combined financial statements of operations and related notes.

We have a history of net losses and may not achieve or sustain profitability in the future.

We have incurred periods of net losses, including net losses of approximately $65.9 million in 2014, which includes a $21.7 million loss attributable to a one-time transaction cost associated with the Symbion acquisition and loss on debt extinguishment of $23.4 million, and net losses of $9.1 million in 2013, which includes a loss on debt extinguishment of $9.9 million. During the three months ended March 31, 2015, we experienced a net loss of $4.1 million. We cannot assure you that our revenue will grow or that we will achieve or maintain profitability in the future. Growth of our revenue may slow or revenue may decline and expenses may increase for a number of possible reasons, including reduced demand for our services, regulatory shifts, failure to successfully integrate the operations of Surgery Partners and Symbion and other risks and uncertainties. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. Our ability to achieve profitability will be affected by the other risks and uncertainties described in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All of these factors could contribute to further net losses and, if we are unable to meet these risks and challenges as we encounter them, our business may suffer. If we are not able to achieve, sustain or increase profitability, our business will be adversely affected and our stock price may decline.

We depend on physician utilization of our surgical facilities, which could decrease if we fail to maintain good relationships with affiliated physicians. Our ability to provide medical services at our facilities would be impaired and our revenue reduced if we are not able to maintain these relationships.

Our business depends, among other things, upon the efforts and success of affiliated physicians who provide medical services at our surgical facilities and the strength of our relationships with these physicians. Most physicians are not employees of our surgical facilities and are not contractually required to use our facilities. We generally do not enter into contracts with physicians who use our surgical facilities, other than partnership and operating agreements with physicians who own interests in our surgical facilities, provider agreements with anesthesiology groups that provide anesthesiology services in our surgical facilities, medical director agreements, among others. Physicians who use our surgical facilities also use other facilities or hospitals and may choose to perform procedures in an office-based setting that might otherwise be performed at our surgical facilities. In recent years, pain management and gastrointestinal procedures have been performed increasingly in an office-based setting because of potential cost savings or better access. Although physicians who own interests in our surgical facilities are subject to agreements restricting ownership of competing facilities, these agreements may not restrict procedures performed in a physician office or in other unrelated facilities. Also, these agreements restricting ownership of competing facilities are difficult to enforce, and we may be unsuccessful in preventing physicians who own interests in our surgical facilities from acquiring interests in competing facilities.

The financial success of our facilities is in part dependent upon the volume of procedures performed by the physicians who use our facilities, which is affected by the economy, healthcare reform, increases in patient co-payments and deductibles and other factors outside our or their control. The physicians who use our surgical facilities may choose not to accept patients who pay for services through certain third-party payors, which could reduce our revenue. From time to time, we may have disputes with physicians who use our surgical facilities and/or own interests in our surgical facilities or our Company. Our revenue and profitability could be significantly reduced if we lost our relationship with one or more key physicians or groups of physicians, or if such physicians or groups reduce their use of any of our surgical facilities. In addition, any damage to the reputation of a key physician or group of physicians or the failure of these physicians to provide quality medical care or adhere to professional guidelines at our surgical facilities could damage our reputation, subject us to liability and significantly reduce our revenue.

Physician treatment methodologies and governmental or commercial health insurance controls designed to reduce the number of surgical procedures may reduce our revenue and profitability.

Controls imposed by Medicare and Medicaid, employer-sponsored healthcare plans and commercial health insurance payors designed to reduce surgical volumes, in some instances referred to as “utilization review,” could adversely affect our facilities. Although we are unable to predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees may reduce our revenue and profitability. Additionally, trends in physician treatment protocols and commercial health insurance plan design, such as plans that shift increased costs and accountability for care to patients, could reduce our surgical volumes in favor of lower intensity and lower cost treatment methodologies, each of which could, in turn, have a material adverse effect on our business, prospects, results of operations and financial condition.

Our growth strategy depends in part on our ability to integrate operations of acquired surgical facilities, attract new physician partners, and to acquire and develop additional surgical facilities, on favorable terms. If we are unable to achieve any of these goals, our future growth could be limited and our operating results could be adversely affected.

We believe that an important component of our financial performance and growth is our ability to provide physicians who use our facilities with the opportunity to purchase ownership interests in our facilities. We may not be successful in attracting new physician investment in our surgical facilities, and that failure could result in a reduction in the quality, efficiency and profitability of our facilities. Based on competitive factors and market conditions, physicians may be able to negotiate relatively higher levels of equity ownership in our facilities, consequently limiting or reducing our share of the profits from these facilities. In addition, physician ownership in our facilities is subject to certain regulatory restrictions.

In addition, our growth strategy includes the acquisition and development of existing surgical facilities and the development of new surgical facilities jointly with local physicians and, in some cases, healthcare systems and other strategic partners. We have acquired interests in or developed all of our surgical facilities since our inception and we expect to continue to expand our operations in the future. We are currently evaluating potential acquisitions and development projects and expect to continue to evaluate acquisitions and development projects in the foreseeable future. If we are unable to successfully execute on this strategy in the future, our future growth could be limited. We may be unable to identify suitable acquisition and development opportunities, or to complete acquisitions and new projects in a timely manner and on favorable terms. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our related investment.

Our acquisition activities, and our limited development activities, require substantial capital resources, and we may need to obtain additional capital or financing, from time to time, to fund these activities. Historically, we have funded acquisition and development activities through our credit facilities. As a result, we may take actions that could have a material adverse effect on our business, prospects, results of operations and financial condition, including incurring substantial debt with certain restrictive terms. Further, sufficient capital or financing may not be available to us on satisfactory terms, if at all. In addition, our ability to acquire and develop additional surgical facilities may be limited by state certificate of need programs, licensure requirements, antitrust laws, and other regulatory restrictions on expansion. We also face significant competition from local, regional and national health systems and other owners of surgical facilities in pursuing attractive acquisition candidates. The limited number of surgical facilities we develop typically incur losses in their early months of operation (more so in the case of surgical hospitals) and, until their case loads grow, they generally experience lower total revenue and operating margins than established surgical facilities, and we expect this trend to continue.

If we are not successful in integrating newly acquired surgical facilities, we may not realize the potential benefits of such acquisitions. Likewise, if we are not able to integrate acquired facilities’ operations and personnel with ours in a timely and efficient manner, then the potential benefits of the transaction may not be realized. Further, any delays or unexpected costs incurred in connection with integration could have a material adverse effect on our operations and earnings. In particular, if we experience the loss of key personnel or if the effort devoted to the integration of acquired facilities diverts significant management or other resources from other operational activities, our operations could be impaired.

If we acquire or develop additional facilities, we may experience difficulty in retaining or integrating their operations, key physicians, systems and personnel. In some acquisitions, we may have to renegotiate, or risk losing, one or more of the facility’s commercial payor contracts. We may also be unable to immediately collect the accounts receivable of an acquired facility while we align the payors’ payment systems and accounts with our own systems. Certain transactions can require licensure changes which, in turn, result in disruptions in payment for services.

In addition, although we conduct extensive due diligence prior to the acquisition of surgical facilities and seek indemnification from prospective sellers covering unknown or contingent liabilities, we may acquire facilities with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we maintain professional and general liability insurance that provides coverage on a claims-made basis of $1.0 million per occurrence with a retention of $25,000 per occurrence and $3.0 million in annual aggregate coverage per surgical facility, we do not maintain insurance specifically covering all unknown or contingent liabilities that may have occurred prior to the acquisition of facilities. In some cases, our right to indemnification for these liabilities from the seller may be subject to negotiated limits or limits on our ability to enforce indemnification rights.

Our rapid growth has placed, and will continue to place, increased demands on our management, operational and financial information systems and other resources. Furthermore, expansions into new geographic markets and services may require us to comply with new and unfamiliar legal and regulatory requirements, which could impose substantial obligations on us and our management, cause us to expend additional time and resources, and increase our exposure to penalties or fines for non-compliance with such requirements. To accommodate our past and anticipated future growth, and to compete effectively, we will need to continue to improve our management, operational and financial information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to improve our management, operational and financial information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth.

Shortages of surgery-related products, equipment and medical supplies and quality control issues with such products, equipment and medical supplies could disrupt our operations and adversely affect our case volume, surgical case mix and profitability.

Our operations depend significantly upon our ability to obtain sufficient surgery-related products, drugs, equipment and medical supplies from suppliers on a timely basis. If we are unable to obtain such necessary products, or if we fail to properly manage existing inventory levels, the surgical facilities may be unable to perform certain surgeries, which could adversely affect case volume or result in a negative shift in surgical case mix. In addition, as a result of shortages, we could suffer, among other things, operational disruptions, disruptions in cash flows, increased costs and reductions in profitability. At times, supply shortages have occurred in our industry, and such shortages may be expected to recur from time to time.

Medical supplies and services can also be subject to supplier product quality control incidents and recalls. In addition to contributing to materials shortages, product quality can affect patient care and safety. Material quality control incidents have occurred in the past and may occur again in the future, for reasons beyond our control, and such incidents can negatively impact case volume, product costs and our reputation. In addition, we may have to incur costs to resolve quality control incidents related to medical supplies and services regardless of whether they were caused by us. Our inability to obtain the necessary amount and quality of surgery-related products, equipment and medical supplies due to a quality control incident or recall could have a material adverse effect on our business, prospects, results of operations and financial condition.

We face competition for patients, physicians and commercial payor contracts.

The healthcare business is highly competitive and each of the individual geographic areas in which we operate has a different competitive landscape. In each of our markets we compete with other healthcare providers for patients and in contracting with commercial payors. In addition, because the number of physicians available to utilize and invest in our facilities is finite, we face intense competition from other surgery centers, hospitals, health systems and other healthcare providers in recruiting physicians to utilize and invest in our facilities. We are in competition with other surgery centers, hospitals and healthcare systems in the communities we serve to attract patients and provide them with the care they need.

There are also unaffiliated hospitals in each market in which we operate. These hospitals have established relationships with physicians and payors. In addition, other companies either currently are in the same or similar business of developing, acquiring and operating surgical facilities or may decide to enter our business. Many of these companies have greater resources than we do, including financial, marketing, staff and capital resources. We also may compete with some of these companies for entry into strategic relationships with healthcare systems and healthcare professionals. In addition, many physician groups develop surgical facilities without a corporate partner. In recent years, more physicians are choosing to perform procedures, including pain management and gastrointestinal procedures, in an office-based setting rather than in a surgical facility. If we are unable to compete effectively with any of these entities or groups, we may be unable to implement our business strategies successfully and our financial position and results of operations could be adversely affected.

Competition for physicians and nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.

Our operations are dependent on the efforts, abilities and experience of our physicians and clinical personnel. We compete with other healthcare providers, primarily hospitals and other surgical facilities, in attracting physicians to utilize our surgical facilities, nurses and medical staff to support our surgical facilities, recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our facilities and in contracting with managed care payors in each of our markets. In some markets, the lack of availability of clinical personnel, such as nurses, has become a significant operating issue facing all healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. For the year-ended December 31, 2014 and the three months ended March 31, 2015, our salary and benefit expenses represented 25.1% and 26.8%, respectively, of our revenue. We also depend on the available labor pool of semi-skilled and unskilled workers in each of the markets in which we operate.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenue consist of fixed, prospective payments, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our net annual consumer price index basket update from Medicare, our results of operations and cash flows will likely be adversely affected. Any union activity at our facilities that may occur in the future could contribute to increased labor costs. Certain proposed changes in federal labor laws and the National Labor Relations Board’s modification of its election procedures could increase the likelihood of employee unionization attempts. Although none of our employees are currently represented by a collective bargaining agreement, to the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. Our failure to recruit and retain qualified management and medical personnel, or to control our labor costs, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Some jurisdictions preclude us from entering into non-compete agreements with our physicians, and other non-compete agreements and restrictive covenants applicable to certain physicians and other clinical employees may not be enforceable.

We have contracts with physicians and other health professionals in many states. Some of our physician services contracts, as well as many of our physician services contracts with hospitals, include provisions preventing these physicians and other health professionals from competing with us both during and after the term of our contract with them. The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Some jurisdictions prohibit us from entering into non-compete agreements with our professional staff. Other states are reluctant to strictly enforce non-compete agreements and restrictive covenants against physicians and other healthcare professionals. Therefore, there can be no assurance that our non-compete agreements related to employed or otherwise contracted physicians and other health professionals will be enforceable if challenged in certain states. In such event, we would be unable to prevent former employed or otherwise contracted physicians and other health professionals from competing with us, potentially resulting in the loss of some of our hospital contracts and other business. Additionally, certain facilities have the right to employ or engage our providers after the termination or expiration of our contract with those facilities and cause us not to enforce our non-compete provisions related to those providers.

We may become involved in litigation which could negatively impact the value of our business.

From time-to-time we are involved in lawsuits, claims, audits and investigations, including those arising out of services provided, personal injury claims, professional liability claims, billing and marketing practices, employment disputes and contractual claims. We may become subject to future lawsuits, claims, audits and investigations that could result in substantial costs and divert our attention and resources and adversely affect our business condition. In addition, since our current growth strategy includes acquisitions, among other things, we may become exposed to legal claims for the activities of an acquired business prior to the acquisition. These lawsuits, claims, audits or investigations, regardless of their merit or outcome, may also adversely affect our reputation and ability to expand our business.

In addition, from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.

If we become subject to large malpractice or other legal claims, we could be required to pay significant damages, which may not be covered by insurance.

In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large monetary claims and significant defense costs. We also owe certain defense and indemnity obligations to our officers and directors.

We maintain liability insurance in amounts that we believe are customary for the industry. Currently, we maintain professional and general liability insurance that provides coverage on a claims-made basis of $1.0 million per occurrence with a retention of $25,000 per occurrence and $3.0 million in annual aggregate coverage per surgical facility. We also maintain business interruption insurance and property damage insurance. For the surgical facilities we acquired in connection with the Symbion Acquisition, we maintain professional and general liability insurance that provides coverage on a claims-made basis of $1.0 million per occurrence with a retention of $50,000 per occurrence and $3.0 million annual aggregate coverage per surgical facility, including the facility and employed staff. We also maintain business interruption insurance and property damage insurance, as well as an additional umbrella liability insurance policy in the aggregate amount of $25.0 million. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events which caused the claim occurred. In addition, physicians who provide professional services in our surgical facilities are required to maintain separate malpractice coverage with similar minimum coverage limits. We also maintain a directors’ and officers’ insurance policy, which insures our directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers.

This insurance coverage may not cover all claims against us. Insurance coverage may not continue to be available at a cost allowing us to maintain adequate levels of insurance. If one or more successful claims against us were not covered by or exceeded the coverage of our insurance, our financial condition and results of operations could be adversely affected. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope or limits of coverage of any applicable insurance coverage, including claims related to adverse patient events, contractual disputes, professional and general liability, and directors’ and officers’ duties.

In addition, if our costs of insurance and claims increase, then our earnings could decline. Market rates for insurance premiums and deductibles have been steadily increasing. Our earnings and cash flows could be materially and adversely affected by any of the following:

•	the collapse or insolvency of our insurance carriers;

•	further increases in premiums and deductibles;

•	increases in the number of liability claims against us or the cost of settling or trying cases related to those claims; or

•	an inability to obtain one or more types of insurance on acceptable terms, if at all.

Financial pressures on patients, and current and future economic condition, may adversely affect our volume and surgical case mix.

Even as the U.S. economy shows signs of sustained, if modest, growth, many individuals throughout the country continue to experience difficult financial conditions. Our case volume and surgical case mix may be adversely affected by patients’ unwillingness to pay for procedures in our facilities. Higher numbers of unemployed individuals generally translates into more individuals without healthcare insurance to help pay for procedures, thereby increasing the potential for persons to elect not to have procedures performed. Even procedures normally thought to be non-elective may be delayed or may not be performed if the patient cannot afford the procedure due to a lack of insurance or money to pay their portion of our facilities’ fee. Although we have taken steps to minimize the impact of these conditions, it is difficult to predict the degree to which our business will continue to be impacted by such conditions or the course of the economy in the future.

In addition, the difficult conditions of the U.S. economy have adversely affected and could continue to adversely affect the budgets of individual states and the federal government, which has resulted in and could continue to result in attempts to reduce payments made to us by federal and state government healthcare programs, including Medicare, military services, Medicaid and workers’ compensation programs, a reduction in the scope of services covered by those programs and an increase in taxes and assessments on our activities. The Supreme Court’s decision to hear the case of King v. Burwell—a Fourth Circuit decision upholding an IRS rule extending tax credits to individuals purchasing health insurance under the Affordable Care Act through federally established exchanges—poses an additional element of uncertainty and risk. The Supreme Court heard oral arguments on the case in March 2015, and a decision is expected no later than July of 2015. If the IRS rule is struck down, millions of individuals in the 36 states with federal exchanges or federal-state partnership exchanges may be ineligible for federal health insurance subsidies, and would likely lose insurance coverage entirely absent further action by Congress or the states. Apart from the political upheaval and resulting uncertainty regarding the future implementation of the Affordable Care Act, such a result could adversely affect our business by exacerbating the financial pressures on patients in these states, leading them to further delay or cancel non-emergency surgical procedures.

Our surgical facilities are sensitive to regulatory, economic and other conditions in the states where they are located. In addition, three of our surgical facilities account for a significant portion of our patient service revenue.

Our revenue are particularly sensitive to regulatory, economic and other conditions in the states of Florida and Texas. As of March 31, 2015, we owned and operated six consolidated surgical facilities in Texas and 23 consolidated surgical facilities in Florida. The Texas facilities represented 12.7%, 5.0% and 5.2% of our revenue during the years ended December 31, 2014 (on a pro forma basis), 2013 and 2012, respectively, and 11.8% of our revenue during the three months ended March 31, 2015. The Florida facilities represented 14.3%, 30.9% and 29.5% of our revenue during the years ended December 31, 2014 (on a pro forma basis), 2013 and 2012, respectively, and 15.9% of our revenue during the three months ended March 31, 2015.

In addition, our surgical hospital located in Idaho Falls, Idaho represented 16.5% of our revenue in 2014 (on a pro forma basis) and 16.8% of our revenue during the three months ended March 31, 2015. If there were an adverse regulatory, economic or other development in any of the states in which we have a higher concentration of facilities, including Idaho, our case volumes could decline in such states or there could be other unanticipated adverse impacts on our business in those states, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

If any of our existing healthcare facilities lose their accreditation status or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid or other third-party payors.

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities and accreditation organizations to assure their continued compliance with these various standards.

All of our facilities are deemed certified, meaning that they are accredited, properly licensed under the relevant state laws and regulations and certified under the Medicare program or are in the process of applying for such accreditation, licensing or certification. The effect of maintaining certified facilities is to allow such facilities to participate in the Medicare and Medicaid programs. We believe that all of our facilities are in material compliance with applicable federal, state, local and other relevant accreditation and certification regulations and standards. However, should any of our healthcare facilities lose their deemed certified status and thereby lose certification under the Medicare or Medicaid programs, such facilities would be unable to receive reimbursement from either or both of those programs, and possibly from other third-party payors, and our business could be materially adversely affected.

Certain of our partnership and operating agreements contain provisions giving rights to our partners and other members that may be adverse to our interests.

Certain of the agreements governing the LPs, general partnerships and LLCs through which we own and operate our facilities contain provisions that give our partners or other members rights that may, in certain circumstances, be adverse to our interests. These rights include, but are not limited to, rights to purchase our interest in the partnership or LLC, rights to require us to purchase the interests of our partners or other members, or rights requiring the consent of our partners and other members prior to our transferring our ownership interest in a facility or prior to a change in control of us or certain of our subsidiaries. With respect to these purchase rights, the agreements generally include a specified formula or methodology to determine the applicable purchase price, which may or may not reflect fair market value.

Additionally, many of our partnership and operating agreements contain restrictions on actions that we can take, even though we may be the general partner or the managing member. Examples of these restrictions include the rights of our partners and other members to approve the sale of substantially all of the assets of the partnership or LLC, to dissolve the partnership or LLC, to appoint a new or additional general partner or managing member and to amend the partnership or operating agreements. Many of our agreements also restrict our ability in certain instances to compete with our existing facilities or with our partners. Where we hold only a limited partner or a non-managing member interest, the general partner or managing member may take certain actions without our consent, although we typically have certain protective rights to approve major decisions such as the sale of substantially all of the assets of the entity, dissolution of the partnership or LLC and the amendment of the partnership or operating agreement. These management and governance rights held by our partners and other members limit and restrict our ability to make unilateral decisions about the management and operation of the facilities without the approval of our partners and other members.

We may have a special legal responsibility to the holders of ownership interests in the entities through which we own our facilities, which may conflict with, and prevent us from acting solely in, our own best interests or the interests of our stockholders.

We generally hold our ownership interests in facilities through limited or general partnerships, LLCs or limited liability partnerships (“LLPs”) in which we maintain an ownership interest along with physicians and, in some cases, physicians and health systems. As general partner and manager of most of these entities, we may have a special responsibility, known as a fiduciary duty, to manage these entities in the best interests of the other owners. We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our responsibility to the other owners and our responsibility to our stockholders. For example, we have entered into management agreements to provide management services to our surgical facilities in exchange for a fee. Disputes may arise as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests or the stockholders best interest. Disputes may also arise between us and our physician investors with respect to a particular business decision or regarding the interpretation of the provisions of the applicable partnership or limited liability company agreement. We seek to avoid these disputes but have not implemented any measures to resolve these conflicts if they arise. If we are unable to resolve a dispute on terms favorable or satisfactory to us, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

Growth of patient receivables or deterioration in the ability to collect on these accounts, due to changes in economic conditions or otherwise, could have a material adverse effect on our business, prospects, results of operations and financial condition.

The current practice of providing medical services in advance of payment or, in many cases, prior to assessment of ability to pay for such services, may have significant negative impact on our revenue, bad debt expense and cash flow. We bill numerous and varied payors, such as self-pay patients, managed care payors and Medicare and Medicaid. These different payors typically have different billing requirements that must be satisfied prior to receiving payment for services rendered. Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. The primary collection risks with respect to our patient receivables relate to patient accounts for which the primary third-party payor has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding.

Additional factors that could complicate our billing include:

•	disputes between payors as to which party is responsible for payment;

•	failure of information systems and processes to submit and collect claims in a timely manner;

•	variation in coverage for similar services among various payors;

•	the difficulty of adherence to specific compliance requirements, diagnosis coding and other procedures mandated by various payors; and

•	failure to obtain proper physician credentialing and documentation in order to bill various payors.

We provide for bad debts principally based upon the type of payor and the age of the receivables. Our allowance for doubtful accounts at March 31, 2015 and December 31, 2014, represented 5.5% and 3.5% of our accounts receivable balance, respectively.

Due to the difficulty in assessing future trends, including the effects of changes in economic conditions, we could be required to increase our provision for doubtful accounts. An increase in the amount of patient receivables or a deterioration in the collectability of these accounts could have a material adverse effect on our business, prospects, results of operations and financial condition.

We depend on our senior management, and we may be adversely affected if we lose any member of our senior management.

Because our senior management has been key to our growth and success, we are highly dependent on our senior management, including Michael Doyle, our Chief Executive Officer, and Teresa Sparks, our Executive Vice President and Chief Financial Officer. We do not maintain “key man” life insurance policies on any of our officers. Competition for senior management generally, and within the healthcare industry specifically, is intense and we may not be able to recruit and retain the personnel we need if we were to lose an existing member of senior management. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel, without adequate replacements, or our inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on our financial condition and results of operations.

The loss of certain physicians can have a disproportionate impact on certain of our facilities.

Generally, the top referring physicians within each of our facilities represent a large share of our revenue and admissions. The loss of one or more of these physicians, even if temporary, could cause a material reduction in our revenue, which could take significant time to replace given the difficulty and cost associated with recruiting and retaining physicians.

We rely on our private equity sponsor and the interests of our Sponsor may conflict with the interests of the Company and its other stockholders.

We have in recent years depended on our relationship with our Sponsor, to help guide our business plan. Our Sponsor has significant expertise in financial matters. This expertise has been available to us through the representatives our Sponsor has on our board of directors and as a result of our Management Agreement with an affiliate of our Sponsor. In connection with the completion of this offering, the Management Agreement with an affiliate of our Sponsor will terminate. After the closing of this offering, affiliates of our Sponsor may elect to reduce its ownership in our Company or reduce its involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with it.

Additionally, our Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by our Sponsor continue to indirectly own a significant amount of our capital stock, even if such amount is less than a majority of our outstanding common stock on a fully-diluted basis, our Sponsor will continue to be able to strongly influence or effectively control our decisions.

We may write-off intangible assets, such as goodwill.

As a result of purchase accounting for our various acquisition transactions, our balance sheet at March 31, 2015 contained intangible assets designated as either goodwill or intangibles totaling approximately $1.3 billion in goodwill and approximately $53.9 million in intangibles. Additional acquisitions that result in the recognition of additional intangible assets would cause an increase in these intangible assets. On an ongoing basis, we evaluate whether facts and circumstances indicate any impairment of the value of intangible assets. As circumstances change, we cannot assure you that the value of these intangible assets will be realized by us. If we determine that a significant impairment has occurred, we will be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our outstanding indebtedness.

As of March 31, 2015, we had total indebtedness of approximately $1.4 billion under our $870 million senior secured first lien term loan (the “First Lien Term Loan”), which includes $80 million under a revolving credit facility (the “Revolver”) of which approximately $77 million was undrawn, and $490 million senior secured second lien credit facility (the “Second Lien Term Loan” and, together with the First Lien Term Loan and the Revolver, the “Term Loans and Revolving Facility”), where our subsidiary, Surgery Center Holdings, Inc., is the borrower. In addition, subject to the restrictions in our Term Loans and Revolving Facility, we may incur significant additional indebtedness, which may be secured, from time to time, which could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;

•	making us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

•	limiting our flexibility in reacting to competitive and other changes in our industry and economic conditions generally; and

•	exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Restrictive covenants in our debt instruments may adversely affect us.

Our Term Loans and Revolving Facility contain various covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	make certain distributions, investments and other restricted payments;

•	dispose of our assets;

•	grant liens on our assets;

•	engage in transactions with affiliates;

•	merge, consolidate or transfer substantially all of our assets; and

•	make payments to us (in the case of our restricted subsidiaries).

In addition, our Term Loans and Revolving Facility contain other and more restrictive covenants, including covenants requiring us to maintain specified financial ratios and to satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will continue to meet those tests. A breach of any of these covenants could result in a default under our Term Loans and Revolving Facility. Upon the occurrence of an event of default under our Term Loans and Revolving Facility, the lenders could elect to declare all amounts outstanding under our Term Loans and Revolving Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, other than assets of our non-guarantor subsidiaries, as security under our Term Loans and Revolving Facility. If the lenders under our Term Loans and Revolving Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our Term Loans and Revolving Facility and our other indebtedness.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth and operating improvements will be realized or that future borrowings will be available to us under our Term Loans and Revolving Facility in amounts sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness. Although the credit agreements governing our Term Loans and Revolving Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. In addition, as of March 31, 2015 we had approximately $77 million available for additional borrowings under our Revolver, all of which is permitted to be incurred under the credit agreement governing our Term Loans and Revolving Facility. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we face would be increased.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In particular, the constituent documents governing many of our non-wholly owned subsidiaries limit, under certain circumstances, our ability to access the cash generated by those subsidiaries in a timely manner.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, could affect our ability to satisfy our debt obligations and have a material adverse effect on our business, prospects, results of operations and financial condition.

We are a holding company with no operations of our own.

We are a holding company, and our ability to service our debt is dependent upon the earnings from the business conducted by our subsidiaries that operate the surgical facilities. The effect of this structure is that we depend on the earnings of our subsidiaries, and the distribution or payment to us of a portion of these earnings to meet our obligations, including those under our Term Loans and Revolving Facility and any of our other debt obligations. The distributions of those earnings or advances or other distributions of funds by these entities to us, all of which are contingent upon our subsidiaries’ earnings, are subject to various business considerations. In addition, distributions by our subsidiaries could be subject to statutory restrictions, including state laws requiring that such subsidiaries be solvent, or contractual restrictions. Some of our subsidiaries may become subject to agreements that restrict the sale of assets and significantly restrict or prohibit the payment of dividends or the making of distributions, loans or other payments to stockholders, partners or members.

We make significant loans to, and are generally liable for debts and other obligations of, the partnerships and limited liability companies that own and operate some of our surgical facilities.

We own and operate our surgical facilities through limited partnerships and limited liability companies. Local physicians, physician groups and healthcare systems also own an interest in all but two of these partnerships and limited liability companies. In the partnerships in which we are the general partner, we are liable for 100% of the debts and other obligations of the partnership, even if we do not own all of the partnership interests. For some of our surgical facilities, indebtedness at the partnership level is funded through intercompany loans that we provide. At March 31, 2015, our intercompany loans totaled $22.4 million. Through these loans we have a security interest in the partnership’s or limited liability company’s assets. However, our financial condition and results of operations would be materially adversely affected if our surgical facilities are unable to repay these intercompany loans, or such loans are challenged under certain health care laws. Additionally, at March 31, 2015, our global intercompany note, which we use to transfer debt balances between our subsidiaries, had a zero balance.

Our Term Loans and Revolving Facility allow us to borrow funds that we can lend to the partnerships and limited liability companies in which we own an interest. Although most of our intercompany loans are secured by the assets of the partnership or limited liability company, the physicians and physician groups that own an interest in these partnerships and limited liability companies generally do not guarantee a pro rata amount of this debt or the other obligations of these partnerships and limited liability companies.

From time to time, we may guarantee our pro-rata share of the third-party debts and other obligations of many of the non-consolidated partnerships and limited liability companies in which we own an interest, subject to a limit provided in our credit agreements. In most instances of these guarantees, the physicians and/or physician groups have also guaranteed their pro-rata share of the indebtedness to secure the financing.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under our Term Loans and Revolving Facility are at variable rates of interest and expose us to interest rate risk. As of March 31, 2015, we had total indebtedness of approximately $1.4 billion under our Term Loans and Revolving Facility, including (i) $844.9 million outstanding under our First Lien Term Loan at an annual interest rate of 4.25% plus the adjusted LIBOR Rate, (ii) $0 outstanding under our Revolver at an interest rate of 4.25% plus the adjusted LIBOR Rate, and (iii) $472.3 million outstanding under our Second Lien Term Loan at an annual interest rate of 7.5% plus the adjusted LIBOR Rate. If interest rates increase, our debt service obligations on variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

The Company’s First Lien Term Loan is a senior secured first lien obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured first priority basis and secured by substantially all of the assets, including pledges of equity interests, of Surgery Center Holdings, Inc., SP Holdco I, Inc. and the subsidiary guarantors described in the documentation, which are comprised of material wholly-owned non-

excluded subsidiaries of Surgery Center Holdings, Inc. The Company has the option of classifying the First Lien Term Loan as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.5%, and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%; provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, the Company is required to pay a 3.25% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) one minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the rate shall not be less than 1.00% per annum. In addition to the base rate, the Company is required to pay a 4.25% margin for ED loans. In 2014, the Company classified the First Lien Term Loan as an ED loan with an interest rate of 5.25% (1.0% base rate plus a 4.25% margin). Accrued interest is payable in arrears on a quarterly basis.

The Company’s Second Lien Term Loan is a senior secured second lien obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured second priority basis and secured by substantially all of the assets, including pledges of equity interests, of Surgery Center Holdings, Inc., SP Holdco I, Inc. and the subsidiary guarantors described in the documentation, which are comprised of material wholly-owned non-excluded subsidiaries of Surgery Center Holdings, Inc. The Company has the option of classifying the Second Lien Term Loan as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.5% and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%; provided that the base rate shall not be less than 2.0% per annum. In addition to the base rate, the Company is required to pay a 6.5% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar Borrowing in effect for such interest period divided by (y) one minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the base rate shall not be less than 1.0% per annum. In addition to the base rate, the Company is required to pay a 7.5% margin for ED loans. During 2014, the Company classified the Second Lien Term Loan as an ED loan with an interest rate of 8.5% (1.0% base rate plus a 7.5% margin). Accrued interest is payable in arrears on a quarterly basis, on the last business day of each of March, June, September and December.

We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.

As of March 31, 2015, we had U.S. federal net operating loss (“NOL”) carryforwards of approximately $315 million and state NOL carryforwards of approximately $467 million, which may be limited annually due to certain change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, as a result of the Symbion acquisition, approximately $179 million in NOL carryforwards are subject to an annual Section 382 base limitation of $4.9 million, and, as a result of the Novamed acquisition, approximately $17 million in NOL carryforwards are subject to an annual Section 382 base limitation of $4.9 million. These limitations, when combined with amounts allowable due to net unrecognized built in gains, are not expected to impact the realization of the deferred tax assets associated with these NOLs. Our federal NOL carryforwards will begin to expire in 2025 and will completely expire in 2034, and our state NOL carryforwards will begin to expire in 2015 and will completely expire in 2034. Although we do not expect this offering to cause an ownership change within the meaning of Section 382 of the Code, future ownership changes may subject our NOL carryforwards to further annual limitations, which could restrict our ability to use them to offset our taxable income in periods following the ownership changes. We currently maintain a full valuation allowance for our deferred tax assets, including our federal and state NOL carryforwards.

We will enter into a tax receivable agreement that will require us to pay to the Existing Owners for certain tax benefits, including for tax benefits attributable to pre-IPO NOLs, which amounts are expected to be material.

We will indirectly acquire favorable tax attributes in connection with the Reorganization. These tax attributes would not be available to us in the absence of the consummation of the Reorganization. As part of the

Reorganization, we will enter into a tax receivable agreement (the “TRA”) under which generally we will be required to pay to the Existing Owners 85% of the cash savings, if any, in U.S. federal, state or local tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes, including NOLs, capital losses, charitable deductions, alternative minimum tax credit carryforwards and federal and state tax credits of Surgery Center Holdings, Inc. and its affiliates relating to taxable years ending on or before the date of the Reorganization (calculated by assuming the taxable year of the relevant entity closes on the date of the Reorganization) that are or become available to us and our wholly-owned subsidiaries as a result of the Reorganization, and (ii) tax benefits attributable to payments made under the TRA. Under this agreement, generally we will retain the benefit of the remaining 15% of the applicable tax savings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes and Tax Receivable Agreement.”

The actual utilization of the tax attributes that are the subject of the TRA, as well as the timing of any payments under the TRA, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future, our use of NOL carryforwards and the portion of our payments under the TRA constituting imputed interest. Limitations to the use of the NOLs may apply, including limitations under Section 382 of the Code.

Payments under the TRA are not conditioned on the Existing Owners continuing to own shares of our common stock. Payments under the TRA are expected to give rise to certain additional tax benefits attributable to deductions for imputed interest. Any such benefits are the subject of the TRA and will increase the amounts due thereunder. In addition, the TRA will provide for interest, at a rate equal to     %, accrued from the due date (without extensions) of the corresponding federal, state or local tax return to the date of payment specified by the TRA. Payments under the TRA will be based on the tax reporting positions that we determine, consistent with the terms of the TRA. We will not be reimbursed for any payments previously made under the TRA if the utilization of any tax attributes that are the subject of the TRA are subsequently disallowed; if it is determined that excess payments have been made under the TRA, certain future payments, if any, otherwise to be made will be reduced. As a result, in certain circumstances, payments could be made under the TRA in excess of the benefits that we actually realize in respect of the attributes to which the TRA relates.

We expect the payments we will be required to make under the TRA will be substantial. If we were to elect to terminate the tax receivable agreement immediately after this offering, we estimate that we would be required to pay $114.5 million in the aggregate under the tax receivable agreement. It is also possible we will be required to make withholding tax payments in respect of one or more Existing Owners. Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. The TRA will restrict our and our subsidiaries’ ability to enter into any agreement or indenture that would restrict or encumber our ability to make payments under the TRA. To the extent that we are unable to make payments under the TRA, and such inability is a result of the terms of credit agreements and other debt documents that are materially more restrictive than those existing as of the date of the TRA, such payments will be deferred and will accrue interest at a rate of     % until paid. If the terms of such credit agreements and other debt documents cause us to be unable to make payments under the TRA and such terms are not materially more restrictive than those existing as of the date of the TRA, such payments will be deferred and will accrue interest at a rate of     % until paid. There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements.

The TRA will contain provisions that require, in certain cases, the acceleration of payments under the TRA to the Existing Owners, or payments which may significantly exceed the actual benefits we realize in respect of the tax attributes that are the subject of the TRA.

The terms of the TRA will, in certain circumstances, including certain changes of control, divestitures, or breaches of any material obligations under it (such as a failure to make any payment when due, subject to a specified cure period), provide for our (or our successor’s) obligations under the TRA to accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have at such time sufficient taxable income to fully utilize the tax attributes that are the subject of the TRA. Additionally, if we or any of our subsidiaries transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset in a taxable transaction for purposes of determining certain amounts payable pursuant to the TRA. As a result of the foregoing, (i) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes that are the subject of the TRA and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of adversely affecting our working capital and growth, and of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. If we were to elect to terminate the TRA immediately after this offering, we estimate that we would be required to pay $114.5 million in the aggregate under the TRA. See the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” in this prospectus.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future

•	earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Our facilities may be adversely impacted by weather and other factors beyond our control, and disruptions in our disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.

The financial results of our facilities may be negatively impacted by adverse weather conditions, such as tornadoes, earthquakes and hurricanes, or other factors beyond our control, such as wildfires. These weather conditions or other factors could disrupt patient scheduling, displace our patients, employees and physician partners and force certain of our facilities to close temporarily or for an extended period of time. In certain markets, we have a large concentration of surgery centers that may be simultaneously affected by adverse weather condition or events beyond our control.

While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Despite our implementation of a variety of security measures, our technology systems could be subject to physical or electronic break-ins, and similar disruptions from unauthorized tampering or weather related disruptions where our headquarters is located. In addition, in the event that a significant number of our management personnel were unavailable in the event of a disaster, our ability to effectively conduct business could be adversely affected.

Risks Related to Government Regulation

We cannot predict the effect that healthcare reform and other changes in government programs may have on our business, financial condition or results of operations.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, dramatically alter the United States healthcare system and are intended to decrease the number of uninsured Americans and reduce overall healthcare costs. The Affordable Care Act attempts to achieve these goals by, among other things, requiring most Americans to obtain health insurance, expanding Medicare and Medicaid eligibility, reducing Medicare and Medicaid payments, expanding the Medicare program’s use of value-based purchasing programs, tying hospital payments to the satisfaction of certain quality criteria, and bundling payments to hospitals and other providers. The Affordable Care Act also contains a number of measures that are intended to reduce fraud and abuse in the Medicare and Medicaid programs, such as requiring the use of Recovery Audit Contractors (“RACs”) in the Medicaid program expanding the scope of the federal False Claims Act and generally prohibiting physician-owned hospitals from adding new physician owners or increasing the number of beds and operating rooms for which they are licensed. The Affordable Care Act provides for additional enforcement tools, cooperation between agencies, and funding for enforcement. Since their enactment, the Affordable Care Act has been subject to a number of challenges to its constitutionality. On June 28, 2012, the United States Supreme Court upheld challenges to the constitutionality of the “individual mandate” provision, which generally requires all individuals to purchase healthcare insurance or pay a penalty, but struck down as unconstitutional the provision that would have allowed the federal government to revoke all federal Medicaid funding to any state that did not expand its Medicaid program. As a result, many states have refused to extend Medicaid eligibility to more individuals as envisioned by the law. Other legal challenges are pending. In 2015, the United States Supreme Court will decide King et al. v. Burwell, a case challenging the federal government’s authority to provide tax credits to subsidize insurance premiums for certain individuals purchasing insurance through a federal health insurance exchange. If the Court decides in favor of plaintiffs, many more people could lose their ability to afford insurance, and individuals receiving subsidies arguably might no longer be required to purchase insurance.

In addition, several bills have been and will likely continue to be advanced in Congress that would defund, repeal or amend all or significant provisions of the Affordable Care Act, and a number of provisions of the Affordable Care Act that were supposed to become effective, such as the provision that requires employers with 50 or more full-time employees or full-time employee equivalents to provide affordable health insurance to those employees, have been delayed by the Obama administration. As a result, it is difficult to predict the impact the Affordable Care Act will have on our business given the threats to and uncertainty surrounding key provisions of the Affordable Care Act. However, depending on how the Affordable Care Act is ultimately interpreted, amended and implemented, it could have an adverse effect on our business, financial condition and results of operations.

Moreover, other legislative changes have also been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our financial operations.

If we fail to comply with or otherwise incur liabilities under the numerous federal and state laws and regulations relating to the operation of our facilities, we could incur significant penalties or other costs or be required to make significant changes to our operations.

The healthcare industry is heavily regulated and we are subject to many laws and regulations at the federal, state and local government levels in the markets in which we operate. These laws and regulations require that our facilities meet various licensing, accreditation, certification and other requirements, including, but not limited to, those relating to:

•	ownership and control of our facilities;

•	operating policies and procedures

•	qualification, training and supervision of medical and support persons;

•	pricing of, billing for and coding of services and properly handling overpayments, debt collection practices and the submission of false statements or claims;

•	the necessity, appropriateness and adequacy of medical care, equipment, personnel, operating policies and procedures; maintenance and preservation of medical records;

•	financial arrangements between referral sources and our facilities;

•	the protection of privacy, including patient and credit card information;

•	screening, stabilization and transfer of individuals who have emergency medical conditions and provision of emergency services;

•	antitrust;

•	building codes;

•	workplace health and safety;

•	licensure, certification and accreditation;

•	fee-splitting and the corporate practice of medicine;

•	handling of medication;

•	confidentiality, data breach, identity theft and maintenance and protection of health-related and other personal information and medical records; and

•	environmental protection, health and safety.

If we fail or have failed to comply with applicable laws and regulations, we could subject ourselves to administrative, civil or criminal penalties, cease and desist orders, forfeiture of amounts owed and recoupment of amounts paid to us by governmental or commercial payors, loss of licenses necessary to operate and disqualification from Medicare, Medicaid and other government-sponsored healthcare programs.

Many of these laws and regulations have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, services, capital expenditure programs or operating expenses to comply with the evolving rules. Any enforcement action against us, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

In pursuing our growth strategy, we may seek to expand our presence into states in which we do not currently operate. In new geographic areas, we may encounter laws and regulations that differ from those applicable to our current operations. If we are unwilling or unable to comply with these legal requirements in a cost-effective manner, we may be unable to expand into new geographic markets.

A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system in the United States. In the future, different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. In addition, some of the governmental and regulatory bodies that regulate us are considering or may in the future consider enhanced or new regulatory requirements. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could detrimentally affect the way we conduct our business and manage our capital, either of which, in turn, could have a material adverse effect on our business, prospects, results of operations and financial condition.

If laws governing the corporate practice of medicine or fee-splitting change, we may be required to restructure some of our relationships, which may result in a significant loss of revenue and divert other resources.

The laws of various states in which we operate or may operate in the future do not permit business corporations to practice medicine, to exercise control over or employ physicians who practice medicine or to engage in various business practices, such as fee-splitting with physicians (i.e., sharing in a percentage of professional fees). The interpretation and enforcement of these laws vary significantly from state to state. We provide management services to a physician network. If our arrangements with this network were deemed to violate state corporate practice of medicine, fee-splitting or similar laws, or if new laws are enacted rendering our arrangements illegal, we may be subject to civil and/or criminal penalties and could be required to restructure or terminate these arrangements, any of which may result in a significant loss of revenue and divert other resources.

If regulations change, we may be obligated to purchase some or all of the ownership of our physician partners or renegotiate some of our partnership and operating agreements with our physician partners and management agreements with surgical facilities.

Upon the occurrence of various fundamental regulatory changes or changes in the interpretation of existing regulations, we may be obligated to purchase all of the ownership of the physician investors in most of the partnerships or limited liability companies that own and operate our surgical facilities. The purchase price that we would be required to pay for the ownership is typically based on either a multiple of the surgical facility’s EBITDA, as defined in our partnership and operating agreements with these surgical facilities, or the fair market value of the ownership as determined by a third-party appraisal. The physician investors in some of our surgical facilities can require us to purchase their interests in exchange for cash or shares of our common stock if these regulatory changes occur. In addition, some of our partnership agreements with our physician partners and management agreements with surgical facilities require us to attempt to renegotiate the agreements upon the occurrence of various fundamental regulatory changes or changes in the interpretation of existing regulations and provide for termination of the agreements if renegotiations are not successful.

Regulatory changes that could create purchase or renegotiation obligations include changes that:

•	make illegal the referral of Medicare or other patients to our surgical facilities by physician investors;

•	create a substantial likelihood that cash distributions to physician investors from the partnerships or limited liability companies through which we operate our surgical facilities would be illegal;

•	make illegal the ownership by the physician investors of interests in the partnerships or limited liability companies through which we own and operate our surgical facilities; or

•	require us to reduce the aggregate percentage of physician investor ownership in our hospitals.

We do not control whether or when any of these regulatory events might occur. In the event we are required to purchase all of the physicians’ ownership, our existing capital resources would not be sufficient for us to meet this obligation. These obligations and the possible termination of our partnership and management agreements would have a material adverse effect on our financial condition and results of operations.

Our revenue will decline if federal or state programs reduce our Medicare or Medicaid payments or if managed care companies reduce reimbursement amounts. In addition, the financial condition of payors and healthcare cost containment initiatives may limit our revenue and profitability.

For the years ended December 31, 2014 (on a pro forma basis), 2013 and 2012, we derived 35.7%, 28.0% and 31.5% of our revenue, respectively, from government payors, including Medicare and Medicaid programs and 36.2% for the three months ended March 31, 2015. The Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating payments or reimbursements, among other things; requirements for utilization review; and federal and state funding restrictions, any of which could materially increase or decrease payments from these government programs in the future, as well as affect the timing of payments to our facilities.

Additionally, the Budget Control Act of 2011 requires that Medicare reimbursement rates be reduced by 2%, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken.

We cannot predict whether these automatic spending reductions will be rescinded, extended or increased by future legislative action. If these automatic spending reductions are increased or extended, such action could adversely affect our business, results of operations and/or financial condition.

We are unable to predict the effect of future government healthcare funding policy changes on our operations. If the rates paid by governmental payors are reduced, if the scope of services covered by governmental payors is limited or if we, or one or more of our surgical facilities, are excluded from participation in the Medicare, Medicaid or other government-sponsored healthcare programs, there could be a material adverse effect on our business, financial condition, results of operations or cash flows.

During the past several years, healthcare payors, such as federal and state governments, insurance companies and employers, have undertaken initiatives to revise payment methodologies and monitor healthcare costs. As part of their efforts to contain healthcare costs, payors increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk relating to paying for care provided, often in exchange for exclusive or preferred participation in their benefit plans. We expect efforts to impose greater discounts and more stringent cost controls by government and other payors to continue, thereby reducing the payments we receive for our services.

By way of example, under the Medicare program, physician payments are updated on an annual basis according to a statutory formula. Because application of the statutory formula for the update factor would have resulted in a decrease in total physician payments for the past several years, Congress has intervened with interim legislation to prevent the reductions. In April 2015, however, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, was signed into law, which repealed and replaced the statutory formula for Medicare payment adjustments to physicians. MACRA provides a permanent end to the annual interim legislative updates that had previously been necessary to delay or prevent significant reductions to payments under the Medicare Physician Fee Schedule. MACRA extended existing payment rates through June 30, 2015, with a 0.5% update for July 1, 2015 through December 31, 2015, and for each calendar year through 2019, after which there will be a 0% annual update each year through 2025. In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System (“MIPS”), beginning in 2019, under which physicians may receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of electronic health records. MACRA also requires Centers for Medicare & Medicaid Services, or CMS, beginning in 2019, to provide incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as accountable care organizations, that emphasize quality and value over the traditional volume-based fee-for-service model. It is unclear what impact, if any, MACRA will have on our business and operating results, but any resulting decrease in payment may result in reduced demand for our services.

The amount of our provision for doubtful accounts is based on our assessments of historical collection trends, business and economic conditions, trends in federal and state governmental and private employer health coverage and other collection indicators. A continuation in trends that results in increasing the proportion of accounts receivable being comprised of uninsured accounts and deterioration in the collectability of these accounts could adversely affect our collections of accounts receivable, results of operations and cash flows. As enacted, the Affordable Care Act seeks to decrease, over time, the number of uninsured individuals. Specifically, the Affordable Care Act expands Medicaid eligibility and provides incentives to employers to offer and individuals to purchase health insurance. It is difficult to predict the full impact of the Affordable Care Act due to pending court challenges, legislative threats, implementation uncertainty, and its complexity.

Our surgical facilities do not satisfy the requirements for any of the safe harbors under the federal Anti-Kickback Statute. If a federal or state agency asserts a different position or enacts new laws in this regard, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenue.

The statute commonly known as the federal Anti-Kickback statute (the “Anti-Kickback Statute”) prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referrals for items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Additionally, the Anti-Kickback Statute prohibits any form of remuneration in return for purchasing, leasing or ordering, or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. Moreover, several federal courts have held that the Anti-Kickback Statute can be violated if only one purpose (not necessarily the primary purpose) of a transaction is to induce or reward a referral of business, notwithstanding other legitimate purposes. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (discussed below). Violations of the Anti-Kickback Statute may result in substantial civil or criminal penalties, including up to five years imprisonment and criminal fines of up to $25,000 and civil penalties of up to $50,000 for each violation, plus three times the remuneration involved or the amount claimed and exclusion from participation in all federally funded healthcare programs. Our exclusion from participation in such programs would have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, many of the states in which we operate have also adopted laws, similar to the Anti-Kickback Statute, that prohibit payments to physicians in exchange for referrals, some of which apply regardless of the source of payment for care. These statutes typically impose criminal and civil penalties, including the loss of a license to do business in the state.

In July 1991, the U.S. Department of Health and Human Services, or HHS, issued final regulations defining various “safe harbors” under the Anti-Kickback Statute. Business arrangements that meet the requirements of the safe harbors are not treated as criminal violations under the Anti-Kickback Statute. Business arrangements that do not meet the safe harbor requirements do not necessarily violate the Anti-Kickback Statute, but may be subject to scrutiny by the federal government to determine compliance. Two of the original safe harbors issued in 1991 apply to business arrangements similar to those used in connection with our surgical facilities: the “investment interest” safe harbor and the “personal services and management contracts” safe harbor. However, the structure of the partnerships and limited liability companies operating our surgery centers and surgical hospitals, as well as our various business arrangements involving physician group practices, do not satisfy all of the requirements of either safe harbor.

On November 19, 1999, HHS promulgated final regulations creating additional safe harbor provisions, including a safe harbor that applies to physician ownership of or investment interests in surgery centers. The surgery center safe harbor protects four types of investment arrangements: (1) surgeon owned surgery centers; (2) single specialty surgery centers; (3) multi-specialty surgery centers; and (4) hospital/physician surgery centers. Each category has its own requirements with regard to what type of physician may be an investor in the surgery center. In addition to the physician investor, the categories permit an “unrelated” investor, who is a person or entity that is not in a position to provide items or services related to the surgery center or its investors. Our business arrangements with our surgical facilities typically consist of one of our subsidiaries being an investor in each partnership or limited liability company that owns the facility, in addition to providing management and other services to the facility. Therefore, our business arrangements with our surgery centers, surgical hospitals and physician groups do not qualify for “safe harbor” protection from government review or prosecution under the Anti-Kickback Statute, however, we attempt to otherwise structure our surgery centers to fit as closely as possible within the safe harbor. When a transaction or relationship does not fit within a safe harbor, it does not mean that an Anti-Kickback Statute violation has occurred; rather, it means that the facts and circumstances as well as the intent of the parties related to a specific transaction or relationship must be examined to determine whether or not any illegal conduct has occurred.

We employ dedicated marketing personnel whose job functions include the recruitment of physicians to perform surgery at our centers. These employees are paid a base salary plus a productivity bonus. We believe our employment arrangements with these employees are consistent with a safe harbor provision designed to protect payments made to employees. However, a government agency or private party may assert a contrary position.

We also enter into lease agreements with physicians from time to time for the rental of space for our surgical facilities. We seek to structure these lease agreements so that they are in compliance with the Anti-Kickback Statute safe harbor provision regarding real estate leases. However, a government agency or private party may assert a contrary position.

If any of our business arrangements with physicians or sales and marketing personnel were alleged or deemed to violate the Anti-Kickback Statute or similar laws, or if new federal or state laws were enacted rendering these arrangements illegal, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur substantial monetary penalties and a significant loss of revenue.

The federal physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a Medicare or Medicaid reimbursed referral for a “designated health service” to an entity if the physician or a member of the physician’s immediate family has a “financial relationship” with the entity unless an exception applies. The list of “designated health services” under the Stark Law does not generally include ambulatory surgery services, but it does include services such as clinical laboratory services, and certain imaging services that may be provided and separately billed by an ASC. Under the current Stark Law and related regulations, services provided at an ASC are not covered by the statute, even if those services include imaging, laboratory services or other Stark designated health services, provided that (i) the ASC does not bill for these services separately, or (ii) if the center is permitted to bill separately for these services, they are specifically exempted from Stark Law prohibitions. These are generally radiology and other imaging services integral to performance of surgical procedures that meet certain requirements and certain outpatient prescription drugs. We believe that services provided at our facilities licensed as hospitals are covered by the Stark Law, but referrals for such services are exempt from the Stark Law under its “whole hospital exception,” which was significantly amended by the Affordable Care Act. We also believe that certain services provided by our managed physician network are covered by the Stark Law, but referrals for those services are exempt from the Stark Law under its “in-office ancillary services exception,” among others. Our diagnostic laboratory is also subject to the Stark Law, but we believe that we have structured our agreements with physicians so as to not violate the Stark Law and related regulations.

The Stark Law and similar state statutes are subject to different interpretations with respect to many important provisions. Violations of these self-referral laws may result in substantial civil or criminal penalties, including treble damages for amounts improperly claimed, civil monetary penalties of up to $15,000 per prohibited service billed, up to $100,000 per prohibited circumvention scheme and exclusion from participation in the Medicare and Medicaid and other federal and state healthcare programs. Violations of the Stark Law will also create liability under the federal False Claims Act. Exclusion of our ASCs or hospitals from these programs through judicial or agency interpretation of existing laws or additional legislative restrictions on physician ownership or investments in healthcare entities could result in a significant loss of reimbursement revenue. We cannot provide assurances that CMS will not undertake other rulemaking to address additional revisions to or interpretations of the Stark Law regulations. If future rules modify the provisions of the Stark Law regulations that are applicable to our business, our revenue and profitability could be materially adversely affected and could require us to modify our relationships with our physician and healthcare system partners.

Federal law restricts the ability of our surgical hospitals to expand surgical capacity.

The Stark Law includes an exception that permits physicians to refer Medicare and Medicaid patients to hospitals in which they have an ownership interest if certain requirements are met. However, the Affordable Care Act dramatically curtailed this exception and prohibits physician ownership in hospitals that did not have a Medicare provider agreement by December 31, 2010. This prohibition does not apply to our six surgical hospitals, each of which had a Medicare provider agreement in place prior to December 31, 2010 and are therefore able to continue operating with their existing ownership structure. However, the Affordable Care Act prohibits “grandfathered” hospitals from increasing their percentage of physician ownership, and it limits to a certain extent their ability to grow, because it prohibits such hospitals from increasing the aggregate number of inpatient beds, operating rooms and procedure rooms.

Companies within the healthcare industry continue to be the subject of federal and state audits and investigations, and we may be subject to such audits and investigations, including actions for false and other improper claims.

Federal and state government agencies, as well as commercial payors, have increased their auditing and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These audits and investigations relate to a wide variety of topics, including the following: cost reporting and billing practices; quality of care; financial reporting; financial relationships with referral sources; and medical necessity of services provided. In addition, the Office of the Inspector General of the U.S. Department of Health and Human Services (the “OIG”) and the U.S. Department of Justice (“DOJ”) have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. In its 2013 Work Plan, the OIG stated its intention to review the safety and quality of care for Medicare beneficiaries having surgeries and procedures in ambulatory surgery centers and hospital outpatient departments. We have not received any material related audit letters to date.

The federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs and other federal and state healthcare programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes, as well as penalties under the anti-fraud provisions of the HIPAA (as defined below). While the criminal statutes are generally reserved for instances of fraudulent intent, the federal government is applying its criminal, civil and administrative penalty statutes in an ever-expanding range of circumstances, including claiming payment for unnecessary services if the claimant merely should have known the services were unnecessary and claiming payment for low-quality services if the claimant should have known that the care was substandard. In addition, a violation of the Stark Law or the Anti-Kickback Statute can result in liability under the FCA.

Over the past several years, the federal government has investigated an increasing number of healthcare providers for potential FCA violations, which, among other things, prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the federal government. The statute defines “knowingly” to include not only actual knowledge of a claim’s falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Violators of the FCA are subject to severe financial penalties, including treble damages and per claim penalties in excess of $10,000. Because our facilities perform hundreds or thousands of similar procedures each year for which they are paid by Medicare, and since the statute of limitations for such claims extends for six years under normal circumstances (and possibly as long as ten years in the event of failure to discover material facts), a repetitive billing error or cost reporting error could result in significant, material repayments and civil or criminal penalties.

Moreover, another trend impacting healthcare providers is the increased use of the FCA, particularly by individuals who bring actions under that law. Under the “qui tam,” or whistleblower, provisions of the FCA, private parties may bring actions on behalf of the federal government. If the government intervenes and prevails in the action, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil monetary penalties of between $5,500 and $11,000 for each false claim submitted to the government. These private parties, often referred to as relators, are entitled to share in any amounts recovered by the government through trial or settlement. These qui tam cases are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the presiding court. It is possible that qui tam lawsuits have been filed against us and that we are unaware of such filings. Both direct enforcement activity by the government and whistleblower lawsuits under the FCA have increased significantly in recent years; thus, the risk that we will have to defend a false claims action, pay significant fines or be excluded from the Medicare and Medicaid programs has increased.

In addition, the Fraud Enforcement and Recovery Act of 2009 (“FERA”) further expanded the scope of the FCA to create liability for knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government and FERA, along with statutory provisions found in the Acts, created federal False Claims Act liability for the knowing failure to report and return an overpayment within 60 days of the identification of the overpayment or, in certain cases, the date by which a corresponding cost report is due, whichever is later. Governmental authorities may challenge or scrutinize our operations or we may be the subject of a whistleblower lawsuit at any time. A determination that we have violated these laws could have a material adverse effect on our business, prospects, results of operations and financial condition.

The federal Health Insurance Portability and Accountability Act of 1996, as amended and its implementing regulations in effect from time to time (“HIPAA”) also created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payors may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud. To the extent our patient assistance programs or other discount policies are found to be inconsistent with applicable laws, we may be required to restructure or discontinue such programs, or be subject to other significant penalties.

To enforce compliance with the federal laws, the DOJ has recently increased its scrutiny of interactions between health care companies and health care providers, which has led to a number of investigations, prosecutions, convictions and settlements in the health care industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. In addition, settlements with the DOJ or other law enforcement agencies have forced healthcare providers to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

We are also subject to various state laws and regulations, as well as contractual provisions with commercial payors that prohibit us from submitting inaccurate, incorrect or misleading claims. We cannot be sure that none of our surgical facilities’ claims will ever be challenged. If we were found to be in violation of a state’s laws or regulations, or of a commercial payor contract, we could be forced to discontinue the violative practice and be subject to recoupment actions, fines and criminal penalties, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

All payors are increasingly conducting post-payment audits. For example, CMS has implemented the RAC program, involving Medicare claims audits nationwide. Under the program, CMS contracts with RACs on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program. The Affordable Care Act expanded the RAC program’s scope to include managed Medicare plans and to include Medicaid claims. In addition, CMS employs Medicaid Integrity Contractors (“MICs”) to perform post-payment audits of Medicaid claims and identify overpayments. The Affordable Care Act increases federal funding for the MIC program. In addition to RACs and MICs, the state Medicaid agencies and other contractors have increased their review activities. We are regularly subject to these external audits and we also perform both internal and third-party audits and monitoring. For instance, recently HMS Federal Solutions, a MIC, completed an audit of one of our surgical hospitals for the period July 1, 2009 through May 31, 2012 and determined an overpayment obligation in the amount of approximately $4.6 million based on its extrapolation of a statistical sampling of claims, as well as a civil monetary penalty in the amount of $162,000, for a total amount owed to Idaho’s Department of Health and Welfare, Medicaid Program Integrity Unit of approximately $4.7 million for failure to comply with Medicaid rules by billing for (i) non-covered services,

(ii) services provided by non-eligible providers, (iii) services not provided and (iv) unauthorized services. We are in the process of preparing an appeal to the audit. Although all other repayments requested to date as a result of RAC, MIC and ZPIC audits have not been material to our Company, we are unable to quantify the financial impact of these audits on our facilities given the pending appeals and uncertainty about the extent of future audits and whether the underlying conduct could be considered systemic. As such, the resolution of these audits could have a material adverse effect on our business, prospects, results of operations and financial condition.

Failure to comply with Medicare’s conditions for coverage and conditions of participation may result in loss of program payment or other governmental sanctions.

To participate in and receive payment from the Medicare program, our facilities must comply with regulations promulgated by CMS. These regulations, known as “conditions for coverage” for ASCs and “conditions of participation” for hospitals, set forth specific requirements with respect to, among other things, the facility’s physical plant, equipment, personnel and standards of medical care. All of our surgery centers and surgical hospitals are certified to participate in the Medicare program. As such, these facilities are subject to on-site, unannounced surveys by state survey agencies working on behalf of CMS. Under the ASC survey process, the surveyors are becoming more familiar with expanded interpretive guidance and the updated ASC conditions for coverage, which may lead to an increased number of deficiency citations requiring remedy with appropriate action plans. Failure to comply with Medicare’s conditions for coverage or conditions of participation may result in loss of payment or other governmental sanctions, including termination from participation in the Medicare program. We have established ongoing quality assurance activities to monitor our facilities’ compliance with these conditions and respond to surveys, but we cannot be sure that our facilities are or will always remain in full compliance with the requirements.

Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HITECH Act”), and their implementing regulations (collectively referred to as “HIPAA”) as well as numerous other federal and state laws and regulations, govern the collection, dissemination, use, privacy, security, confidentiality, integrity and availability of personally identifiable information (“PII”), including protected health information (“PHI”). HIPAA applies national privacy and security standards for PHI to covered entities such as us. HIPAA requires covered entities to maintain policies and procedures governing PHI that is used or disclosed, and to implement administrative, physical and technical safeguards to protect PHI, including PHI maintained, used and disclosed in electronic form. These safeguards include teammate training, identifying “business associates” with whom we need to enter into HIPAA-compliant contractual arrangements and various other measures. Ongoing implementation and oversight of these measures involves significant time, effort and expense. While we undertake substantial efforts to secure the PHI we maintain, use and disclose in electronic form, a cyber-attack or other intrusion that bypasses our information security systems causing an information security breach, loss of protected health information or other data subject to privacy laws or a material disruption of our operational systems could result in a material adverse impact on our business, along with potentially substantial fines and penalties. Ongoing implementation and oversight of these security measures involves significant time, effort and expense.

HIPAA also requires our surgical facilities to use standard transaction code sets and identifiers for certain standardized healthcare transactions, including billing and other claim transactions. We have undertaken significant efforts involving substantial time and expense to implement these requirements, and we anticipate that continual time and expense will be required to submit standardized transactions and to ensure that any newly acquired facilities can submit HIPAA-compliant transactions.

HIPAA requires covered entities to report breaches of unsecured protected health information to affected individuals without unreasonable delay and in no case later than 60 days after the discovery of the breach by the covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. The HIPAA rules created a presumption that all non-permitted uses or disclosures of unsecured protected health information are breaches unless the covered entity establishes that there is a low probability the information has been compromised. HIPAA imposes mandatory civil and criminal penalties for violations of its requirements ranging up to $50,000 per violation, with a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. However, a single breach incident can result in violations of multiple requirements, resulting in possible penalties well in excess of $1.5 million. In addition, the HITECH Act authorized state attorneys general to bring civil actions seeking either an injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

HIPAA also authorizes state attorneys general to bring civil actions seeking either an injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA’s requirements, its standards have been used as a basis for the duty of care in state civil suits, such as those for negligence or recklessness in the handling of PHI. In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities such as us.

In addition, many states in which we operate may impose laws that are more protective of the privacy and security of PII than HIPAA. Where these state laws are more protective than HIPAA, we have to comply with their stricter provisions. Note only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their PII has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. Both state and federal laws are subject to modification or enhancement of privacy protection at any time. Our facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional requirements on us and more severe penalties for disclosures of confidential health information. New health information standards could have a significant effect on the manner in which we do business, and the cost of complying with new standards could be significant. We may not remain in compliance with the diverse privacy requirements in all of the jurisdictions in which we do business. If we fail to comply with HIPAA or similar state laws, we could incur substantial civil monetary or criminal penalties.

If we are unable to integrate and operate our information systems effectively or implement new systems and processes, our operations could be disrupted.

Our operations depend significantly on effective information systems, which require continual maintenance, upgrading and enhancement to meet our operational needs. Any system failure that causes an interruption in service or availability of our systems could adversely affect operations or delay the collection of revenue. Moreover, we use the development and implementation of sophisticated and specialized technology to improve our profitability, our growth and acquisition strategy will require frequent transitions and integration of various information systems. If we are unable to properly integrate other information systems or expand our current information systems it may have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our profit margins and we could suffer, among other things, operational disruptions, disruptions in cash flows and increases in administrative expenses.

Information security risks have generally increased in recent years because of threats from malicious persons and groups, new vulnerabilities, the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our operational or information security systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the loss, disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or lead to fines and financial losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Failure of the Company, third-party payors or physicians to comply with the ICD-10-CM Code Set by the compliance date of October 1, 2015, could negatively impact our reimbursement, profitability and cash flow.

Health plans and providers, including our facilities, are required to transition to the new ICD-10 coding system, which greatly expands the number and detail of billing codes used for third-party claims. Use of the ICD-10 system is required beginning October 1, 2015. In addition, beginning on January 1, 2014, health care providers were required to comply with the Operating Rules for electronic funds transfers and remittance advice transactions. The Company will continue its assessment and remediation of computer systems, applications and processes for compliance with these requirements. Our facilities, physicians and laboratories are typically required to submit health care claims with diagnosis codes to third-party payors. The diagnosis codes must be obtained from the ordering physician. The failure of the Company, third-party payors or physicians to transition within the required timeframe could have an adverse impact on reimbursement and cash collections.

Efforts to regulate the construction, acquisition or expansion of healthcare facilities could prevent us from acquiring additional surgical facilities, renovating our existing facilities or expanding the breadth of services we offer.

Some states require prior approval for the construction, acquisition or expansion of healthcare facilities or expansion of the services the facilities offer. In giving approval, these states consider the need for additional or expanded healthcare facilities or services, as well as the financial resources and operational experience of the potential new owners of existing healthcare facilities. In many of the states in which we currently operate, certificates of need must be obtained for capital expenditures exceeding a prescribed amount, changes in capacity or services offered and various other matters. The remaining states in which we now or may in the future operate may adopt similar legislation. Our costs of obtaining a certificate of need could be significant, and we cannot assure you that we will be able to obtain the certificates of need or other required approvals for additional or expanded surgical facilities or services in the future. In addition, at the time we acquire a surgical facility, we may agree to replace or expand the acquired facility. If we are unable to obtain required approvals, we may not be able to acquire additional surgical facilities, expand healthcare services we provide at these facilities or replace or expand acquired facilities.

If antitrust enforcement authorities conclude that our market share in any particular market is too concentrated, that our or our health system partners’ commercial payor contract negotiating practices are illegal, or that we other violate antitrust laws, we could be subject to enforcement actions that could have a material adverse effect on our business, prospects, results of operations and financial condition.

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission (the “FTC”). We believe we are in compliance with federal and state antitrust laws, but courts or regulatory authorities may reach a determination in the future that could have a material adverse effect on our business, prospects, results of operations and financial condition.

The healthcare laws and regulation to which we are subject is constantly evolving and may change significantly in the future.

The regulation applicable to our business and to the healthcare industry generally to which we are subject is constantly in a state of flux. While we believe that we have structured our agreements and operations in material compliance with applicable healthcare laws and regulations, there can be no assurance that we will be able to successfully address changes in the current regulatory environment. We believe that our business operations materially comply with applicable healthcare laws and regulations. However, some of the healthcare laws and regulations applicable to us are subject to limited or evolving interpretations, and a review of our business or operations by a court, law enforcement or a regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the healthcare laws and regulations applicable to us may be amended or interpreted in a manner that could have a material adverse effect on our business, prospects, results of operations and financial condition.

Risks Related to Our Common Stock and this Offering

We will be a “controlled company” within the meaning of NASDAQ rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, our affiliates of our Sponsor will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee will not consist entirely of independent directors and the board committees will not be subject to annual performance evaluations. In addition, we will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Our Sponsor, however, is not subject to any contractual obligation to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of the underwriters. Except for this period, there can be no assurance as to the period of time during which affiliates of our Sponsor will maintain its ownership of our common stock following the closing of this offering.

We are an “emerging growth company,” as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

The stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

There has been no prior public market for our common stock and an active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market will develop after this offering or how active and liquid that market may become. Although we have applied to have our common stock approved for listing on NASDAQ, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market in our common stock. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all, and may suffer a loss on your investment.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

After this offering, there will be             shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following completion of this offering, approximately     % of our outstanding common stock (or     % if the underwriters exercise in full their option to purchase additional shares) will be held by investment funds affiliated with our Sponsor and members of our management and employees.

Each of our directors, executive officers and significant equity holders (including affiliates of our Sponsor) has entered into a lock-up agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Jefferies LLC, as representatives on behalf of the underwriters, which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See the section entitled “Shares Eligible for Future Sale—Lock-Up Agreements” in this prospectus.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the closing of this offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

Beginning 180 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the closing of this offering, if any. See the section entitled “Related Party Transactions—Arrangements With Our

Investors” in this prospectus. Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

Our certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15.0% or more of our outstanding common stock other than affiliates of our Sponsor. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See the section entitled “Description of Capital Stock” in this prospectus.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which would have been $         per share as of                     , 2015 based on an assumed initial public offering price of $         per share (the mid-point of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See the section entitled “Dilution” in this prospectus.

Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsor. Upon completion of this offering, investment funds affiliated with our Sponsor will beneficially own     % of our outstanding common stock (    % if the underwriters exercise in full their option to purchase additional shares). For as long as our Sponsor continues to beneficially own shares of common stock representing more than a majority of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, our Sponsor will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it. Even if our Sponsor ceases to beneficially own a majority of the voting power of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

Additionally, our Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

As a result of becoming a public company, we will be obligated to report on the effectiveness of our internal controls over financial reporting. These internal controls may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, at such time as Section 302 of the Sarbanes-Oxley Act is applicable to us, which we expect to occur immediately following effectiveness of this registration statement, we will be required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an “emerging growth company”, as more fully described in “—We are an “emerging growth company,” as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors,” we will also be required to comply with Section 404 of the Sarbanes-Oxley Act. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company” under the JOBS Act.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees, or as executive officers.

Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation, which could have a material adverse effect on our financial condition and results of operations.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We will remain an “emerging growth company” for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. See “—We are an “emerging growth company,” as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors” for additional information on when we may cease to be an emerging growth company. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “potentially,” “can,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). We believe that these risks and uncertainties include, but are not limited to, those described in the section entitled “Risk Factors,” which include but are not limited to the following:

•	reductions in payments from government healthcare programs and managed care organizations;

•	inability to contract with private third-party payors;

•	failure to fully integrate the operations of Surgery Partners and Symbion;

•	changes in our payor mix or surgical case mix;

•	failure to maintain relationships with our physicians;

•	payor controls designed to reduce the number of surgical procedures;

•	inability to integrate operations of acquired surgical facilities, attract new physician partners, or acquire additional surgical facilities;

•	shortages or quality control issues with surgery-related products, equipment and medical supplies;

•	competition for physicians, nurses, strategic relationships, acquisitions and managed care contracts;

•	inability to enforce non-compete restrictions against our physicians;

•	material liabilities incurred as a result of acquiring surgical facilities;

•	litigation or medical malpractice claims;

•	changes in the regulatory, economic and other conditions of the states where our surgical facilities are located; and

•	substantial payments we expect to be required to make under the tax receivable agreement.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

You are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus as predictions of future events, and we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements contained in this prospectus will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

You should read this prospectus and the documents that we have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $         million, based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us.

We intend to use all of the net proceeds from this offering to repay a portion of the borrowings outstanding under our Second Lien Term Loan and to pay fees and expenses associated with this offering.

As of March 31, 2015, we had $471.8 million outstanding under our Second Lien Term Loan at a floating annual interest rate of 7.5%, plus the adjusted LIBOR Rate. The Second Lien Term Loan, which was issued on November 3, 2014 and is set to mature on November 3, 2021, provides for aggregate commitments of $490.0 million. We used the proceeds of the Second Lien Term Loan, together with the proceeds of our First Lien Term Loan, to (a) pay a portion of the Symbion acquisition purchase price and (b) refinance existing debt (including accrued and unpaid interest and applicable premiums) including the repayment of all of the $522.1 million outstanding under the 2013 Credit Facilities. If we voluntarily prepay all or a portion of the Second Lien Term Loan on or prior to the first anniversary of the closing date of the Symbion acquisition, we must prepay 103% of the aggregate principal amount of the Second Lien Term Loan. For additional information related to our outstanding loan, including a detailed description of the maturity and interest rate, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Long-Term Debt—Second Lien Term Loan” and “Description of Indebtedness—Second Lien Term Loan” in this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

DIVIDEND POLICY

Our board of directors does not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in the credit agreements governing our Term Loans and Revolving Facility, in the future determine to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and consolidated capitalization as of March 31, 2015 of (1) Surgery Center Holdings, Inc. on an actual basis and (2) Surgery Partners, Inc. on an as adjusted basis, giving effect to the Reorganization, our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), the receipt of the estimated proceeds from this offering net of estimated underwriting discounts and commissions and estimated offering expenses, and the use of such estimated net proceeds as described under the section entitled “Use of Proceeds”.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Unaudited Pro Forma as Adjusted Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2015
(dollars in thousands)	Historical	As Adjusted
Cash and equivalents	$56,416

Debt:
First Lien Term Loan	844,879
Second Lien Term Loan	472,295
Total debt	1,360,499

Stockholders’ equity (deficit):
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at March 31, 2015	—
Additional paid-in-capital	59,192
Retained deficit	(328,998)

Total Surgery Center Holdings, Inc. stockholders’ equity	(269,806)
Non-controlling interests—non-redeemable	297,836

Total equity	28,030

Total capitalization	$1,388,529	$

A $1.00 increase or decrease in the assumed initial public offering price of $        , the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $        , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and estimated offering expenses. Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $        , based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at March 31, 2015 was approximately $        , or $         per share of our common stock pro forma before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total consolidated tangible assets less total consolidated liabilities) by the number of shares of common stock outstanding at March 31, 2015. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $         per share (the mid-point of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under the section entitled “Use of Proceeds,” our pro forma as adjusted net tangible book value deficiency at March 31, 2015 would have been approximately $        , or $         per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $         to existing stockholders and an immediate increase in net tangible book value deficiency per share of $         to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share		$
Pro Forma net tangible book value per share at March 31, 2015	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$

The following table sets forth, as of March 31, 2015, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	$		%	$		%	$
New investors

Total	$	100%		$	100%		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our common stock, the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $        , assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders would be     %, and the percentage of shares of our common stock held by new investors would be     %. If the underwriters exercise this option in full, the immediate dilution in net tangible book value per share to investors in this offering would be $         per share

To the extent any outstanding options are exercised or become vested or any additional options are granted and exercised or other equity awards are granted and become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors. The number of shares of our common stock set forth in the table above is based on shares of our common stock outstanding and does not reflect:

•	shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share (of which shares are issuable upon exercise of vested stock options as of , 2015); and

•	shares of common stock reserved for issuance, and not subject to outstanding options, under the Management Incentive Plan.

UNAUDITED PRO FORMA AS ADJUSTED CONDENSED COMBINED FINANCIAL INFORMATION

The following tables summarize the condensed combined statements of operations of our subsidiary, Surgery Center Holdings, Inc., for the year ended December 31, 2014 and pro forma information for the year ended December 31, 2014 as if the Symbion acquisition had occurred on January 1, 2014. The unaudited pro forma as adjusted condensed combined financial information has been prepared from, and should be read in conjunction with, the respective audited and unaudited historical consolidated financial statements and related notes of the Company and Symbion included in this prospectus. References to financial or other data presented as “pro forma” refer to a presentation that applies adjustments to give pro forma effect to the Symbion acquisition over the applicable time period or as of the relevant date. Where we refer to “as adjusted” financial or other data, we refer to a presentation that applies adjustments to give effect to (i) the Reorganization, (ii) this offering and (iii) the use of proceeds as described in the section entitled “Use of Proceeds.” The issuer, Surgery Partners, Inc., was formed in April 2015 and has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement.

The Symbion acquisition has been accounted for using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interests. As a result, the total purchase price for the Symbion acquisition has been preliminarily allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed is recognized as goodwill. The preliminary allocation reflects management’s best estimates of fair value, which are based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical data. In addition, portions of the preliminary allocation are dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Upon completion of detail valuation studies and the final determination of fair value, we may make additional adjustments to the fair value allocation, which may differ significantly from the valuations set forth in the unaudited pro forma as adjusted condensed combined financial information. The final allocation of the purchase price will be completed within the required measurement period in accordance with the accounting guidance for business combinations, but in no event later than one year following the completion of the acquisition.

The unaudited pro forma as adjusted condensed combined statements of operations are based on estimates and assumptions, which have been made solely for the purposes of developing such pro forma information. Pro forma adjustments arising from the Symbion acquisition are derived from the estimated fair value of the assets acquired and liabilities assumed. The unaudited pro forma as adjusted condensed combined statements of operations also includes certain purchase accounting adjustments such as increased amortization expense on acquired intangible assets, changes in interest expense on the debt incurred to complete the Symbion acquisition and debt repaid as part of the Symbion acquisition as well as the tax impacts related to these adjustments. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The unaudited condensed combined pro forma as adjusted financial information is not a projection of our results of operations or financial position for any future period or date. The preparation of the unaudited pro forma as adjusted condensed combined financial information requires the use of certain estimates and assumptions, which may be materially different from our actual experience.

Surgery Center Holdings, Inc.

Unaudited Pro Forma As Adjusted Condensed Combined Statement of Income

Year Ended December 31, 2014

(in thousands, except for shares and per share amounts)

	Historical Surgery Center Holdings, Inc.(a)	Historical Symbion (b)	Pro Forma Adjustments		Pro Forma Surgery Center Holdings, Inc.	Offering Adjustments	Pro Forma As Adjusted Surgery Center Holdings, Inc.
Revenues	$403,289	$470,164	$(2,159	)(c)	$871,294
Operating Expenses:
Salaries and benefits	101,283	131,246	(1,042	)(d)	231,487
Cost of sales and supplies	92,020	121,844	(1,543	)(e)	212,321
Professional and medical fees	15,363	38,229	42	(f)	53,634
Lease expense	19,389	23,102	(564	)(g)	41,927
Other operating expenses	26,123	31,760	(471	)(h)	57,412

Cost of revenues	254,178	346,181	(3,578)		596,781
General and administrative expenses	31,452	19,219	(8,398	)(i)	42,273
Depreciation and amortization	15,061	19,261	(3,587	)(j)	30,735
Provision for doubtful accounts	9,509	12,759	(71	)(k)	22,197
Income from equity investments	(1,264)	(2,573)	—		(3,837)
Loss on disposal or impairment of long-lived assets, net	1,804	(108)	(1,706	)(l)	(10)
Loss on debt extinguishment	23,414	—	(23,414	)(m)	—
Electronic health records incentives income	(3,356)	(386)	—		(3,742)
Merger transaction costs	21,690	2,694	(24,384	)(n)	—
Other (income) expenses	(6)	(170)	—		(176)

Total operating expenses	352,482	396,877	(65,138)		684,221

Operating income	50,807	73,287	62,979		187,073
Interest expense, net	(62,101)	(48,440)	6,951	(o)	(103,590)

(Loss) income before income taxes	(11,294)	24,847	$69,930		83,483
Provision for income taxes	15,758	7,853	—		23,611

Income from continuing operations	(27,052)	16,994	69,930		59,872
(Loss) income from discontinued operations, net of taxes	—	(3,835)	3,835	(p)	—

Net (loss) income	(27,052)	13,159	73,765		59,872
Less: Net income attributable to non-controlling interests	(38,845)	(30,137)	551	(q)	(68,431)

Net (loss) income attributable to Surgery Center Holdings, Inc.	$(65,897)	$(16,978)	$74,316		$(8,559)

Net Income (Loss) per Share:
Net income (loss) per share
Basic	(65,897)				(8,559)
Diluted	(65,897)				(8,559)
Weighted average common shares outstanding
Basic	1,000				1,000
Diluted	1,000				1,000

Notes to Unaudited Pro Forma As Adjusted Condensed Combined Statements of Income for the Year Ended December 31, 2014

(a)	Represents the audited statement of operations for Surgery Center Holdings, Inc. for the twelve months ended December 31, 2014 which includes the results of operations from Symbion subsequent to the acquisition on November 3, 2014.

(b)	Represents the unaudited statement of operations for Symbion for the period January 1, 2014 through the acquisition on November 3, 2014.

(c)	Represents the pro forma adjustments of approximately $2.4 million for pre-acquisition revenue related to three physician practices acquired during 2014 offset by the removal of approximately $4.6 million of revenue of one of our surgical facilities located in Orange City, Florida, which was required to be divested as a condition to close the acquisition of Symbion.

(d)	Represents the pro forma adjustments of approximately $0.1 million of salaries and benefits related to three physician practices acquired during 2014 offset by approximately $1.1 million related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion.

(e)	Represents the pro forma adjustments of approximately $0.1 million of cost of sales and supplies related to three physician practices acquired during 2014 offset by approximately $1.6 million related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion.

(f)	Represents the pro forma adjustments of approximately $0.3 million of professional and medical fees related to three physician practices acquired during 2014 offset by approximately $0.3 million related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion.

(g)	Represents the pro forma adjustments of approximately $0.2 million in lease expense related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion, Inc. and approximately $0.4 million resulting from fair value adjustments made to our lease agreements as a result of the acquisition of Symbion.

(h)	Represents the pro forma adjustments of approximately $0.1 million of other operating expenses related to three physician practices acquired during 2014 offset by approximately $0.5 million related to of one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion.

(i)	Represents the pro forma adjustments of approximately $0.9 million of additional management fees related to the amended management agreement with H.I.G. offset by the removal of approximately $0.3 million of stock based compensation expense incurred by Symbion during the period January 1, 2014 through November 3, 2014 and additional legal expenses incurred related to the acquisition. Additionally, includes pro forma adjustment of approximately $8.6 million of general and administrative expenses related to corporate employees terminated at the date of the acquisition of Symbion.

(j)	Represents the pro forma adjustments of approximately $0.5 million in lease expense related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion and approximately $3.1 million resulting from fixed asset fair value adjustments as a result of the acquisition of Symbion.

(k)	Represents the pro forma adjustments of approximately $0.1 million in provision for doubtful accounts related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion.

(l)	Represents the pro forma adjustments of approximately $1.7 million in loss on disposal of investments and long-lived assets related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion.

(m)	Represents the pro forma adjustments related to the debt extinguishment costs related to refinancing our 2013 First Lien Credit Agreement and 2013 Second Lien Credit Agreement.

(n)	Represents the pro forma adjustments of approximately $21.7 million in merger transaction costs we incurred as part of the acquisition of Symbion, Inc. and approximately $2.7 million in merger transaction costs incurred by Symbion, Inc. for January 1, 2014 through November 3, 2014.

(o)	Represents the pro forma adjustments of an increase of approximately $35.6 million in interest expense related to our First Lien Term Loan and Second Lien Term Loan, which replaced our 2013 First Lien Credit Agreement and 2013 Second Lien Credit Agreement, offset by approximately $42.5 million of interest expense related to Symbion, Inc.’s Senior Secured Notes, PIK Toggle Notes, and Exchangeable Notes and approximately $0.1 million in interest expense related to one of our surgical facilities located in Orange City, Florida, the divestiture of which was required as a condition to close the acquisition of Symbion.

(p)	Represents the pro forma adjustments related to facilities located in Worcester, Massachusetts and Lynbrook, New York which Symbion had classified as discontinued operations and were disposed of during the period January 1, 2014 through November 3, 2014.

(q)	Represents the pro forma adjustments related to the acquisition of incremental ownership interest at our surgical hospital in Idaho Falls, Idaho made by Symbion in March 2014.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected consolidated condensed financial information of our subsidiary, Surgery Center Holdings, Inc., which has historically been our operating company, and Symbion, Inc. as of the dates and for the periods indicated. The issuer, Surgery Partners, Inc., was formed in April 2015 and has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. This prospectus includes an audited balance sheet of Surgery Partners, Inc. as of May 31, 2015, but does not include any other financial statements of Surgery Partners, Inc., as it has been incorporated solely for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations.

The selected historical financial data of Surgery Center Holdings, Inc. for the years ended December 31, 2014, 2013 and 2012 and the selected historical condensed consolidated balance sheets as of December 31, 2014 and 2013 have been derived from the historical audited financial statements of Surgery Center Holdings, Inc. included elsewhere in this prospectus. The selected historical financial data of Surgery Center Holdings, Inc. for the three months ended March 31, 2015 and 2014, respectively, and selected consolidated balance sheet data as of March 31, 2015 have been derived from the unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus.

The selected historical financial data of Symbion for the years ended December 31, 2013 and 2012 have been derived from Symbion’s historical audited financial statements included elsewhere in this prospectus. The selected historical financial data of Symbion for the period ended November 3, 2014, the date of our acquisition of Symbion, have been derived from Symbion’s unaudited interim condensed consolidated financial statements for the nine-months ended September 30, 2014, included elsewhere in this prospectus, combined with its results of operations for the period from October 1, 2014 through November 3, 2014. Symbion’s unaudited interim condensed consolidated financial statements are based on assumptions and were prepared on the same basis as its audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements.

References to per share data presented as “pro forma” refer to a presentation that applies adjustments to give pro forma effect to the Symbion acquisition over the applicable time period or as of the relevant date. Where we refer to “as adjusted” financial or other data, we refer to a presentation that applies adjustments to give effect to (i) the Reorganization, (ii) this offering and (iii) the use of proceeds as described in the section entitled “Use of Proceeds.”

Historical results are not necessarily indicative of the results to be expected for future periods.

This selected historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization,” “Unaudited Pro Forma As Adjusted Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Surgery Center Holdings, Inc.

Selected Consolidated Financial Information

(in thousands, except for shares and per share amounts)

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)	(audited)
Consolidated Statements of Operations Data:
Revenues	$224,143	$70,480	$403,289	$284,599	$260,215	$177,876
Operating expenses:
Salaries and benefits	60,151	17,781	101,283	69,650	66,991	46,130
Cost of sales and supplies	57,077	15,306	92,020	61,946	54,699	41,276
Professional and medical fees	14,740	1,627	15,363	6,320	5,945	5,035
Lease expense	10,960	3,596	19,389	14,048	14,245	11,080
Other operating expenses	12,836	4,743	26,123	17,880	17,466	17,464

Cost of revenues	155,764	43,053	254,178	169,844	159,346	120,985
General and administrative expenses	11,862	6,835	31,452	26,339	25,263	15,925
Depreciation and amortization	8,462	2,860	15,061	11,663	11,208	9,720
Provision for doubtful accounts	5,186	1,322	9,509	5,885	3,073	1,491
Income from equity investments	(707)	—	(1,264)	—	—	—
Loss on disposal or impairment of long-lived assets, net	228	68	1,804	2,482	832	—
Loss on debt extinguishment	—	1,975	23,414	9,863	—	4,853
Electronic health records incentives income	—	—	(3,356)	—	—	—
Merger transaction and integration costs	5,006	—	21,690	—	—	14,563
Other (income) expenses	—	—	(6)	297	40	113

Total operating expenses	185,801	56,113	352,482	226,373	199,762	167,650

Operating income	38,342	14,367	50,807	58,226	60,453	10,226
Interest expense, net	(25,751)	(10,106)	(62,101)	(32,929)	(28,482)	(22,367)

(Loss) income before income taxes	12,591	4,261	(11,294)	25,297	31,971	(12,141)
Provision for income taxes	2,107	1,963	15,758	7,570	6,110	(1,185)

Net (loss) income	10,484	2,298	(27,052)	17,727	25,861	(10,956)
Less: Net income attributable to non-controlling interests	(17,249)	(6,377)	(38,845)	(26,789)	(23,945)	(15,388)

Net (loss) income attributable to Surgery Center Holdings, Inc.	$(6,765)	$(4,079)	$(65,897)	$(9,062)	$1,916	$(26,344)

Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	$9,486	$4,321	$21,949	$49,078	$46,377	$9,057
Net cash used in investing activities	(5,196)	(1,055)	(271,016)	(3,622)	(3,468)	(114,779)
Net cash (used in) provided by financing activities	(22,794)	(12,346)	310,961	(37,662)	(43,061)	107,476
Net Income (Loss) per Share:
Net income (loss) per share
Basic	(6,765)	(4,079)	(65,897)	(9,062)	1,916	(26,344)
Diluted	(6,765)	(4,079)	(65,897)	(9,062)	1,916	(26,344)
Weighted average common shares outstanding
Basic	1,000	1,000	1,000	1,000	1,000	1,000
Diluted	1,000	1,000	1,000	1,000	1,000	1,000

	March 31, 2015	December 31,
		2014	2013
	(unaudited)	(audited)	(audited)
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents .	$56,416	$74,920	$13,026
Total current assets	257,814	268,649	82,510
Total assets	$1,850,480	$1,858,794	$474,701
Current portion of long-term debt	$22,628	$22,088	$8,842
Long-term debt, less current maturities	1,337,871	1,339,266	418,559
Total current liabilities	134,274	141,391	42,454
Total liabilities .	$1,630,951	$1,636,669	$489,076
Non-controlling interests—redeemable	$191,499	$192,589	$—
Total Surgery Center Holdings, Inc. stockholders’ equity (deficit)	$(269,806)	$(264,082)	$(103,617)
Noncontrolling interests—non-redeemable	297,836	293,618	89,242

Total stockholders’ equity	$28,030	$29,536	$(14,375)

Surgery Partners, Inc.

Selected Financial Information

May 31, 2015

(audited)
Balance Sheet Data:
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	$1
Stockholder receivable	(1)

Total stockholders’ equity	$—

Symbion, Inc.

Consolidated Historical Condensed Financial Information

(in thousands)

	Period Ended November 3, 2014	Years Ended December 31,
		2013	2012
	(unaudited)	(audited)	(audited)
Consolidated Statements of Operations Data:
Revenues	$470,164	$535,587	$491,804
Operating Expenses:
Cost of revenues	346,181	397,133	351,308
General and administrative expenses	19,219	21,976	26,901
Depreciation and amortization	19,261	22,993	21,360
Provision for doubtful accounts	12,759	11,149	10,211
Income from equity investments	(2,573)	(4,246)	(4,490)
Loss (gain) on disposal or impairment of long-lived assets, net	(108)	5,870	(6,195)
Electronic health record incentives	(386)	(4,553)	(1,054)
Proceeds from Insurance Settlements	(89)	(919)	—
Merger Transaction Costs	2,694	—	—
Litigation Settlements	(81)	(233)	(532)

Total operating expenses	396,877	449,170	397,509

Operating income	73,287	86,417	94,295
Interest expense, net	(48,440)	(57,982)	(57,641)

Income before income taxes and discontinued operations	24,847	28,435	36,654
Provision for income taxes	7,853	5,330	10,939

Income from continuing operations	16,994	23,105	25,715
Income (loss) from discontinued operations, net of taxes	(3,835)	1,882	1,132

Net income (loss)	13,159	24,987	26,847
Less: Net income attributable to non-controlling interests	(30,137)	(37,607)	(38,557)

Net loss attributable to Symbion, Inc.	$(16,978)	$(12,620)	$(11,710)

Consolidated Statements of Cash Flow Data—Continuing Operations:
Net cash provided by operating activities	$65,486	$61,493	$66,679
Net cash used in investing activities	(8,761)	(24,788)	(23,848)
Net cash (used in) provided by financing activities	(55,131)	(58,942)	(40,662)

	November 3, 2014	December 31, 2013
	(unaudited)	(audited)
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$57,433	$56,026
Working capital	72,949	87,735
Total current assets	165,963	162,676
Total assets	$992,574	$1,006,739

Current portion of long-term debt	$83,805	$9,102
Long-term debt, less current maturities	484,190	551,046
Total current liabilities	166,144	74,941
Total liabilities	$793,406	$763,600

Noncontrolling interests—redeemable	$29,505	$35,150

Total Symbion, Inc. equity	$106,754	$136,691
Noncontrolling interests—non-redeemable	62,909	71,298

Total stockholders’ equity	$169,663	$207,989

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Surgery Partners, Inc. is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Executive Overview

We own and operate a national network of surgical facilities and physician practices in 29 states. Our surgical facilities, which include ambulatory surgery centers (“ASCs”) and surgical hospitals, primarily provide non-emergency surgical procedures across many specialties, including, among others, ENT, GI, general surgery, ophthalmology, orthopedics and pain management. Some of our surgical hospitals also provide acute care services, such as diagnostic imaging, laboratory, obstetrics, oncology, pharmacy, physical therapy and wound care. As a result, we believe we are well positioned to benefit from rising consumerism and payors’ and patients’ focus on the delivery of high quality care and superior clinical outcomes in the lowest cost and care setting.

As of March 31, 2015, we owned or operated, primarily in partnership with physicians, a portfolio of 102 surgical facilities comprised of 96 ASCs and six surgical hospitals across 29 states. We consolidate 90 of our facilities for financial reporting purposes. For the three months ended March 31, 2015, approximately 91,500 surgical procedures were performed in our surgical facilities, generating approximately $207.7 million in revenue, as compared to the year ended December 31, 2014, during which approximately 200,000 surgical procedures were performed in our surgical facilities, generating approximately $339.3 million in revenue.

In addition to surgical facilities, we owned or operated a network of 30 physician practices as of March 31, 2015. We also provide our suite of Ancillary Services, comprised of a diagnostic laboratory, multi-specialty physician practices, urgent care facilities, anesthesia services, optical services and specialty pharmacy services.

We continue to focus on improving our same-facility performance, selectively acquiring established facilities and developing new facilities. On November 3, 2014, we completed the acquisition of Symbion Holdings Corporation (“Symbion”), which added 55 surgical facilities, including 49 ASCs and six surgical hospitals, to our network of existing facilities. We acquired Symbion for a purchase price of $792.0 million pursuant to the terms of an Agreement and Plan of Merger dated as of June 13, 2014. At the closing of the merger, each outstanding share of common stock of Symbion was converted into the right to receive a cash payment. The Symbion acquisition was financed through the issuance of approximately $1.4 billion under our Term Loans and Revolving Facility.

We completed the merger effective November 3, 2014. At closing, we paid approximately $300.1 million in cash, including $16.2 million funded to an escrow account, and assumed approximately $472.4 million of outstanding indebtedness of Symbion, plus related accrued and unpaid interest. In connection therewith, we paid off all of the $522.1 million outstanding under the 2013 First Lien Credit Agreement, 2013 Second Lien Credit Agreement and 2013 Revolver Agreement, including accrued interest thereon, which was entirely repaid through the issuance of approximately $1.4 billion under our Term Loans and Revolving Facility. We are required to fund an additional $16.8 million to the escrow account by May 3, 2016. The $33.0 million escrow balance is payable to the former equityholders of Symbion on May 3, 2016, pending the resolution of any adjustments to acquired working capital and the settlement of any other indemnities.

We believe that over the next two to three years we are positioned to achieve significant cost and revenue synergies in connection with our recent acquisition of Symbion.

Incremental synergies are expected to include cost savings from reductions in corporate overhead, supply chain rationalization, enhanced physician engagement, improved payor contracting, and revenue synergies associated with rolling out our suite of Ancillary Services throughout our portfolio.

Revenue

Our revenue consists of patient service revenue and other service revenue. Patient service revenue consist of revenue from our Surgical Facility services and Ancillary Services Segments. Specifically, patient service revenue includes fees for surgical procedures performed at surgical facilities, as well as for patient visits to our physician practices, anesthesia services, pharmacy services and toxicology screens ordered by our physicians. Revenue from other services consist of product sales from our optical laboratories, as well as the discounts and handling charges billed to the members of our optical products purchasing organization. Other service revenue also include management and administrative service fees derived from our non-consolidated facilities, which we account for under the equity method, and management of surgical facilities and physician practices in which we do not own an interest.

The operating results of Symbion are included in our 2014 operating results effective November 3, 2014. For the year ended December 31, 2014, on a pro forma basis assuming the acquisition of Symbion had been completed on January 1, 2014, 92%, 6% and 2% of our revenue would have been generated by our Surgical Facilities Segment, Ancillary Services Segment and Optical Services Segment, respectively. For the three months ended March 31, 2015, 92.7%, 5.7% and 1.7% of our revenue would have been generated by our Surgical Facilities Segment, Ancillary Services Segment and Optical Services Segment, respectively. For information about our reportable segments, please see the caption entitled “—Segment Information” below, “Note 17—Segment Reporting” to our consolidated financial statements and Note 9 to our condensed consolidated financial statements included elsewhere in this prospectus.

The following table summarizes our revenue by service type as a percentage of total revenue for the periods indicated:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Patient service revenues:
Surgical facilities revenues	92.1%	77.8%	83.9%	78.9%	81.0%
Ancillary services revenues	5.7%	17.0%	12.3%	15.5%	12.9%

	97.8%	94.8%	96.2%	94.4%	93.9%
Other service revenues:
Optical services revenues	1.7%	5.2%	3.5%	5.6%	6.1%
Surgical facilities other	0.5%	—%	0.3%	—%	—%

	2.2%	5.2%	3.8%	5.6%	6.1%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Payor Mix

The following table sets forth by type of payor the percentage of our patient service revenue generated at the surgical facilities which we consolidate for financial reporting purposes in the periods indicated:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Private insurance payors	55.9%	53.4%	52.1%	60.6%	59.8%
Government payors	36.2%	33.6%	34.5%	28.0%	31.5%
Self-pay payors	2.3%	3.4%	3.5%	2.8%	3.0%
Other payors(1)	5.6%	9.6%	9.9%	8.6%	5.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Other is comprised of auto liability, letters of protection and other payor types.

The percentage of our patient service revenue generated by private insurance payors decreased 8.5% in the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the Symbion acquisition, and increased 2.5% in the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The percentage of our patient service revenue generated by government payors increased 6.5% and 2.6% in the year ended December 31, 2014 compared to the year ended December 31, 2013 and in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, respectively. These increases were primarily attributable to the Symbion acquisition. The percentage of our patient service revenue generated by self-pay payors increased 0.7% in the year ended December 31, 2014 compared to the year ended December 31, 2013, while it decreased 1.1% during the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The percentage of our patient service revenue generated by other payors increased 1.3% in the year ended December 31, 2014 compared to the year ended December 31, 2013, while it decreased 4.0% during the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Surgical Case Mix

We primarily operate multi-specialty facilities where physicians perform a variety of procedures in various specialties, including ENT, GI, general surgery, ophthalmology, orthopedics and pain management, among others. We believe this diversification helps to protect us from adverse pricing and utilization trends in any individual procedure type and results in greater consistency in our case volume.

The following table sets forth the percentage of cases in each specialty performed at the surgical facilities which we consolidate for financial reporting purposes for the periods indicated:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Cardiology	1.1%	—%	0.3%	—%	—%
Ear, nose and throat	3.9%	2.1%	2.8%	2.5%	2.7%
Gastrointestinal	22.4%	11.9%	15.0%	10.7%	8.8%
General surgery	2.9%	2.6%	2.9%	2.4%	2.7%
Obstetrics/gynecology	1.9%	—%	0.6%	—%	—%
Ophthalmology	29.7%	44.9%	40.7%	47.6%	48.8%
Orthopedic	15.3%	10.9%	11.6%	10.8%	10.5%
Pain management	17.4%	23.6%	21.5%	22.2%	22.5%
Plastic surgery	2.0%	2.1%	2.0%	2.2%	2.0%
Other	3.4%	1.9%	2.6%	1.6%	2.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The percentage of procedures performed at our facilities that were gastrointestinal cases increased 4.3% and 10.5% in the year ended December 31, 2014 compared to the year ended December 31, 2013 and in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, respectively. The percentage of procedures performed at our facilities that were ophthalmology cases decreased 6.9% and 15.2% in the year ended December 31, 2014 compared to the year ended December 31, 2013 and in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, respectively. The increases in gastrointestinal cases and the decreases in ophthalmology cases were primarily attributable to the Symbion acquisition.

Case Growth

Same-facility Information

For the years ended December 31, 2014 and 2013, we define same-facility growth as the growth at those facilities that we owned and operated since January 1, 2013. For the three months ended March 31, 2015 and 2014, we define same-facility growth as the growth at those facilities that we owned and operated since January 1, 2014. We include the revenue from our surgical facilities, along with the revenue from our anesthesia services, diagnostic laboratory and specialty pharmacy that complement our surgical facilities in our existing markets.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
Cases	92,811	89,387	366,098	366,534
Case growth	3.8%	N/A	(0.1)%	N/A
Revenue per case	$2,355	$2,240	$2,237	$2,049
Revenue per case growth	5.1%	N/A	9.2%	N/A
Number of facilities	93	N/A	95	N/A

Operating Income Margin

Our operating income margin for the year ended December 31, 2014 decreased to 12.6% from 20.5% for the year ended December 31, 2013. In 2014, we incurred $23.4 million of debt extinguishment costs and $21.7 million of merger transaction costs related to the Symbion acquisition. In 2013 we incurred $9.9 million of debt extinguishment costs related to a refinancing transaction. Excluding the impact of these costs, our operating income margin was 23.8% in 2014 and 23.9% in 2013.

Our operating income margin for the three months ended March 31, 2015, decreased to 17.1% from 20.4% for the three months ended March 31, 2014. In the 2015 period, we incurred $5.0 million of merger transaction and integration costs. In the 2014 period, we incurred $2.0 million of debt extinguishment costs related to a refinancing transaction. Excluding the impact of these costs, our operating income margin was 19.3% for the 2015 period and 23.2% for the 2014 period.

Segment Information

A public company is required to report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or “CODM,” in deciding how to allocate resources and in assessing performance. Aggregation of similar operating segments into a single reportable operating segment is permitted if the businesses have similar economic characteristics and meet the criteria established by U.S. GAAP.

Our business is comprised of the following three operating segments:

•	Surgical Facility Services Segment: Our Surgical Facility Services Segment consists of the operation of ASCs and surgical hospitals, and includes our anesthesia services. Our surgical facilities primarily provide non-emergency surgical procedures across many specialties, including, among others, ENT, GI, general surgery, ophthalmology, orthopedics and pain management.

•	Ancillary Services Segment: Our Ancillary Services Segment consists of a diagnostic laboratory, a specialty pharmacy and multi-specialty physician practices. These physician practices include our owned and operated physician practices pursuant to long-term management service agreements.

•	Optical Services Segment: Our Optical Services Segment consists of an optical laboratory, an optical products group purchasing organization and a marketing business. Our optical laboratory manufactures eyewear, while our optical products purchasing organization negotiates volume buying discounts with optical product manufacturers.

The Company’s financial information by operating segment is prepared on an internal management reporting basis that the chief operating decision maker uses to allocate resources and assess the performance of the operating segments. The Company’s operating segments have been defined based on the separate financial information that is regularly produced and reviewed by the Company’s chief operating decision maker, which is its Chief Executive Officer.

The following tables present financial information for each reportable segment (in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Revenue:
Surgical Facility Services	$207,684	$54,813	$339,309	$224,578	$210,872
Ancillary Services	12,719	12,010	49,787	44,103	33,570
Optical Services	3,740	3,657	14,193	15,918	15,773

Total	$224,143	$70,480	$403,289	$284,599	$260,215

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Segment Operating Income:
Surgical Facility Services	$40,337	$12,939	$82,970	$54,261	$52,752
Ancillary Services	2,401	2,792	10,808	11,017	5,169
Optical Services	610	611	2,133	2,811	2,532

Total	$43,348	$16,342	$95,911	$68,089	$60,453

Loss on debt extinguishment	—	1,975	(23,414)	(9,863)	—
Merger transaction and integration costs	$(5,006)	$—	$(21,690)	$—	$—

Operating income per consolidated statements of operations	$38,342	$14,367	$50,807	$58,226	$60,453

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Supplemental Information:
Depreciation and amortization:
Surgical Facility Services	$7,631	$1,969	$11,399	$8,196	$7,988
Ancillary Services	424	482	2,021	1,605	1,235
Optical Services	407	409	1,641	1,862	1,985

Total	$8,462	$2,860	$15,061	$11,663	$11,208

	Three Months Ended March 31,	Years Ended December 31,
	2015	2014	2013
Assets:
Surgical Facility Services	$1,755,616	$1,758,947	$379,677
Ancillary Services	66,161	73,971	68,492
Optical Services	28,703	25,876	26,532

	$1,850,480	$1,858,794	$474,701

Acquisitions and Developments

Part of our strategy is to expand our network of surgical facilities in attractive markets throughout the United States by selectively acquiring established facilities, developing new facilities and expanding the Company’s presence in existing markets. We accounts for business combinations in accordance with Financial Accounting Standards Board’s Accounting Standards Codification, Topic 805, Business Combinations.

2014 Acquisition of Symbion

On November 3, 2014, we completed the acquisition of Symbion, a privately owned national operator of short stay surgical facilities. The Symbion acquisition added 55 facilities, which includes 49 ASCs and six surgical hospitals, to our network of existing facilities. At closing, we paid approximately $300.1 million in cash and assumed approximately $472.4 million of outstanding indebtedness of Symbion, including related accrued and unpaid interest. Simultaneously, the Company paid the $522.1 million outstanding under its 2013 Credit Facilities, including accrued interest. The Company recognized a loss of approximately $23.4 million related to the extinguishment of these debt instruments. The Symbion acquisition was financed through the issuance of approximately $1.4 billion under our Term Loans and Revolving Facility. The operating results of Symbion are included in our 2014 operating results beginning November 3, 2014. For more information, see the section entitled “Description of Indebtedness” included elsewhere in this prospectus.

Other Transactions During 2014, 2013 and 2012

Throughout 2014, the Company acquired three physician practices for an aggregate purchase price of $1.6 million. These transactions were funded with cash from operations.

During 2013, the Company acquired 100% ownership interests in both a specialty pharmacy and a physician practice. The aggregate purchase price of these transactions was approximately $0.4 million.

Effective October 25, 2012, the Company acquired a 100% ownership interest in an optical laboratory for a purchase price of approximately $0.6 million. The purchase price was funded with approximately $0.1 million in cash, and the remaining approximately $0.5 million was financed through a note payable over seven years. The total amount of the purchase price was allocated to intangible assets.

Discontinued Operations and Divestitures

In March 2013, we closed an ASC in Sebring, Florida and a physician practice in Indiana. We recorded net losses of approximately $3.2 million related to these dispositions.

In October 2013, we received net proceeds of $1.0 million for the sale of an ASC in Merrillville, Indiana. We recorded a pre-tax gain of approximately $0.6 million related to this divestiture.

Effective April 2012, we sold our majority interest in an ASC in Richmond, Virginia for approximately $1.5 million and recorded a loss on sale of approximately $0.8 million in the consolidated statement of operations. For more information, see “Note 4—Divestitures” to our audited financial statements included elsewhere in this prospectus.

Critical Accounting Policies

Our significant accounting policies and practices are described in Note 2 of our audited consolidated financial statements included elsewhere in this report. In preparing our consolidated financial statements in conformity with GAAP in the United States, our management must make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates. Our actual results could differ from those estimates. We believe that the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used. This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP in the United States, with no need for management’s judgment regarding accounting policy.

Consolidation and Control

Our consolidated financial statements include the accounts of our Company, wholly-owned or controlled subsidiaries and variable interest entities in which we are the primary beneficiary. Our controlled subsidiaries consist of wholly-owned subsidiaries and other subsidiaries that we control through our ownership of a majority voting interest or other rights granted to us by contract to function as the sole general partner or managing member of the surgical facility. The rights of limited partners or minority members at our controlled subsidiaries are generally limited to those that protect their ownership interests, including the right to approve the issuance of new ownership interests, and those that protect their financial interests, including the right to approve the acquisition or divestiture of significant assets or the incurrence of debt that either physician limited partners or minority members are required to guarantee on a pro rata basis based upon their respective ownership, or that exceeds 20.0% of the fair market value of the related surgical facility’s assets. All significant intercompany balances and transactions, including management fees from consolidated surgical facilities, are eliminated in consolidation.

We hold non-controlling interests in five surgical facilities over which we exercise significant influence. Significant influence includes financial interests, duties, rights and responsibilities for the day-to-day management of the surgical facility. These non-controlling interests are accounted for under the equity method.

We also consider the relevant sections of the Financial Accounting Standards Board’s Accounting Standards Codification, Topic 810, Consolidation, to determine if we have the power to direct the activities and are the primary beneficiary of (and therefore should consolidate) any entity whose operations we do not control with voting rights. At December 31, 2014, because we determined that we were the primary beneficiary, we consolidated six entities.

Revenue Recognition

Our patient service revenue are derived from surgical procedures performed at our ASCs, patient visits to physician practices, anesthesia services provided to patients, pharmacy services and toxicology screens ordered by our physicians. The fees for such services are billed either to the patient or a third-party payor, including Medicare and Medicaid. We recognize patient service revenue, net of contractual allowances, which we estimate based on the historical trend of our cash collections and contractual write-offs.

Our optical products purchasing organization negotiates volume buying discounts with optical product manufacturers. The buying discounts and any handling charges billed to the members of the purchasing organization represent the revenue recognized for financial reporting purposes. Revenue is recognized as orders are shipped to members. Product sales revenue from our optical laboratories and marketing products and services businesses, net of an allowance for returns and discounts, is recognized when the product is shipped or service is provided to the customer. We base our estimates for sales returns and discounts on historical experience and have not experienced significant fluctuations between estimated and actual return activity and discounts given.

Other service revenue consist of management and administrative service fees derived from non-consolidated surgical facilities that we account for under the equity method, management of surgical facilities in which we do not own an interest and management services we provide to physician networks for which we are not required to provide capital or additional assets. The fees we derive from these management arrangements are based on a predetermined percentage of the revenue of each surgical facility and physician network. We recognize other service revenue in the period in which services are rendered.

Allowance for Contractual Adjustments and Doubtful Accounts

Our patient service revenue and other receivables from third-party payors are recorded net of estimated contractual adjustments and allowances from third-party payors, which we estimate based on the historical trend of our surgical facilities’ cash collections and contractual write-offs, accounts receivable agings, established fee schedules, relationships with payors and procedure statistics. While changes in estimated reimbursement from third-party payors remain a possibility, we expect that any such changes would be minimal and, therefore, would not have a material effect on our financial condition or results of operations.

We estimate our allowances for bad debts using similar information and analysis. While we believe that our allowances for contractual adjustments and bad debts are adequate, if the actual write-offs are significantly different from our estimates, it could have a material adverse effect on our financial condition and results of operations. Because in most cases we have the ability to verify a patient’s insurance coverage before services are rendered, and because we have entered into contracts with third-party payors which account for a majority of our total revenue, the out-of-period contractual adjustments have been minimal. Our net accounts receivable reflected allowances for doubtful accounts of $5.3 million and $5.0 million at December 31, 2014 and 2013, respectively, and $8.9 million and $5.3 million at March 31, 2015 and 2014, respectively.

Our collection policies and procedures are based on the type of payor, size of claim and estimated collection percentage for each patient account. The operating systems used to manage our patient accounts provide for an aging schedule in 30-day increments, by payor, physician and patient. We analyze accounts receivable at each of our surgical facilities to ensure the proper collection and aged category. The operating systems generate reports that assist in the collection efforts by prioritizing patient accounts. Collection efforts include direct contact with insurance carriers or patients, written correspondence and the use of legal or collection agency assistance, as required. Our days sales outstanding were 52 days, 50 days and 54 days for the years ended December 31, 2014, 2013 and 2012, respectively, and 60 days for the three months ended March 31, 2015.

At a consolidated level, we review the standard aging schedule, by facility, to determine the appropriate provision for doubtful accounts by monitoring changes in our consolidated accounts receivable by aged schedule, day’s sales outstanding and bad debt expense as a percentage of revenue. At a consolidated level, we do not review a consolidated aging by payor. Regional and local employees review each surgical facility’s aged accounts receivable by payor schedule. These employees have a closer relationship with the payors and have a more thorough understanding of the collection process for that particular surgical facility. Furthermore, this review is supported by an analysis of the actual revenue, contractual adjustments and cash collections received. If our internal collection efforts are unsuccessful, we further review patient accounts with balances of $25 or more. We then classify the accounts based on any external collection efforts we deem appropriate. An account is written-off only after we have pursued collection with legal or collection agency assistance or otherwise deemed an account to be uncollectible. Typically, accounts will be outstanding a minimum of 120 days before being written-off.

We recognize that final reimbursement of outstanding accounts receivable is subject to final approval by each third-party payor. However, because we have contracts with our third-party payors and we verify the insurance coverage of the patient before services are rendered, the amounts that are pending approval from third-party payors are minimal. Amounts are classified outside of self-pay if we have an agreement with the third-party payor or we have verified a patient’s coverage prior to services rendered. It is our policy to collect co-payments and deductibles prior to providing services. It is also our policy to verify a patient’s insurance 72 hours prior to the patient’s procedure. Because our services are primarily non-emergency, our surgical facilities have the ability to control these procedures. Our patient service revenue from self-pay payors as a percentage of total revenue were approximately 3.5%, 2.8% and 3.0% for the years ended December 31, 2014, 2013 and 2012, respectively, and 2.3% and 3.4% for the three months ended March 31, 2015 and 2014, respectively.

Income Taxes and Tax Receivable Agreement

We use the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If a net operating loss carryforward exists, we make a determination as to whether that net operating loss carryforward will be utilized in the future. A valuation allowance will be established for certain net operating loss carryforwards and other deferred tax assets where their recoverability is deemed to be uncertain. The carrying value of the net deferred tax assets is based upon estimates and assumptions related to our ability to generate sufficient future taxable income in certain tax jurisdictions. If these estimates and related assumptions change in the future, we will be required to adjust our deferred tax valuation allowances.

As of March 31, 2015, we had unused federal net operating loss carryforwards (“NOLs”) of approximately $315 million. Such losses expire in various amounts at varying times beginning in 2025. Unless they expire, these NOLs may be used to offset future taxable income and thereby reduce our income taxes otherwise payable.

As of March 31, 2015, we maintained a full valuation allowance of $146.0 million against our deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. While we have concluded that a full valuation allowance continued to be appropriate as of December 31, 2014, we are continually monitoring actual and forecasted earnings. If there is a change in management’s assessment of the amount of deferred income tax assets that is realizable, adjustments to the valuation allowance will be made in future periods.

If reversal of the valuation allowance does occur, we will need to continue to monitor results. If our expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to adjust the valuation allowance, for all or a portion of our deferred tax assets. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended (the “Code”) imposes an annual limit on the ability of a corporation that undergoes an “ownership change” to use its NOLs to reduce its tax liability. An “ownership change” is generally defined as any change in ownership of more than 50.0% of a corporation’s “stock” by its “5-percent shareholders” (as defined in Section 382) over a rolling three-year period based upon each of those shareholder’s lowest percentage of stock owned during such period. As a result of the Symbion acquisition, approximately $179 million in NOL carryforwards are subject to an annual Section 382 base limitation of $4.9 million, and, as a result of the Novamed acquisition, approximately $17 million in NOL carryforwards are subject to an annual Section 382 base limitation of $4.9 million. It is possible that future transactions, not all of which would be within our control (including a possible sale by the investment funds affiliated with our Sponsor of some or all of their shares of our common stock), could cause us to undergo an ownership change as defined in Section 382. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382. At this time, we do not believe these limitations, when combined with amounts allowable due to net unrecognized built in gains, will affect our ability to use any NOLs before they expire. However, no such assurances can be provided. If our ability to utilize our NOLs to offset taxable income generated in the future is subject to this limitation, it could have an adverse effect on our business, prospects, results of operations and financial condition.

As part of the Reorganization, we will enter into the TRA under which generally we will be required to pay to the Existing Owners 85% of the cash savings, if any, in U.S. federal, state or local tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes, including NOLs, capital losses, charitable deductions, alternative minimum tax credit carryforwards and federal and state tax credits of Surgery Center Holdings, Inc. and its affiliates relating to taxable years ending on or before the date of the Reorganization (calculated by assuming the taxable year of the relevant entity closes on the date of the Reorganization) that are or become available to us and our wholly-owned subsidiaries as a result of the Reorganization, and (ii) tax benefits attributable to payments made under the TRA, together with interest accrued at a rate of          % from the date the applicable tax return is due (without extension) until paid. Under this agreement, generally we will retain the benefit of the remaining 15% of the applicable tax savings. We expect the payments we will be required to make under the TRA will be substantial. If we were to elect to terminate the tax receivable agreement immediately after this offering, we estimate that we would be required to pay $114.5 million in the aggregate under the tax receivable agreement.

Long-Lived Assets, Goodwill and Intangible Assets

Long-lived assets, including property, plant and equipment, comprise a significant portion of our total assets. We evaluate the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. When events, circumstances or operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, we assess whether the carrying value of the assets will be recovered through undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the assessment indicates that the recorded carrying value will not be recoverable, that cost will be reduced to estimated fair value. Estimated fair value will be determined based on a discounted future cash flow analysis.

Goodwill represents our single largest asset and is a significant portion of our total assets. We review goodwill and indefinite-lived intangible assets annually, as of December 31, or more frequently if certain indicators arise. We review goodwill at the reporting unit level, which we have determined includes the following: 1) surgical facilities 2) physician practices, 3) Midwest Labs 4) The Alliance, including Optical Synergies 5) Family Vision Care and 6) Patient Education Concepts, our marketing products and services business. We compare the carrying value of the net assets of the reporting unit to the estimated fair value of the reporting unit. If the carrying value exceeds the net present value of the estimated discounted future cash flows, an impairment indicator exists and an estimate of the possible impairment loss is calculated. The fair value calculation includes multiple assumptions and estimates, including the projected cash flows and discount rates applied. Changes in these assumptions and estimates could result in goodwill impairment that could materially adversely impact our financial position and results of operations.

As previously discussed, we completed the acquisition of Symbion on November 3, 2014. We accounted for the transaction using the purchase method of accounting. As a result, we recorded goodwill of $957.7 million.

We performed our annual goodwill impairment assessment by developing a fair value estimate of the business enterprise as of December 31, 2014 using a discounted cash flows approach. We corroborated the results of our fair value estimate using a market-based approach. As we do not have publicly traded equity from which to derive a market value, an assessment of peer-company trading data was performed, whereby management selected comparable peers based on growth and leverage ratios, as well as industry specific characteristics. Management estimated a reasonable market value of the Company as of December 31, 2014 based on earnings multiples and trading data of the Company’s peers. This market-based approach was then used to assess the reasonableness of the discounted cash flows approach. The result of our annual goodwill impairment test at December 31, 2014 indicated no potential impairment.

Due to the sensitivity of the business enterprise value model, and the potential for further deterioration in the market, more specifically the surgical facility and healthcare industries, we will continually monitor the trading market of our peers, as well as our discrete future cash flow forecast. While we do not anticipate such a change, if projected future cash flows become less favorable than those projected by management, an assessment of possible impairments may become necessary that could have a material non-cash impact on our financial position and results of operations.

Off-Balance Sheet Arrangements

We guarantee our pro-rata share of the third-party debts and other obligations of many of the non-consolidated partnerships and limited liability companies in which we own an interest. In most instances of these guarantees, the physicians and/or physician groups have also guaranteed their pro-rata share of the indebtedness to secure the financing. At March 31, 2015, we did not guarantee any debt of our non-consolidated surgical facilities.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Unit-Based Compensation

The Company recognizes in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. Currently, on the grant date, the Company employs a market approach to estimate the fair value of unit-based awards based on various considerations and assumptions, including implied earnings multiples and other metrics of relevant market participants, the Company’s operating results and forecasted cash flows and the Company’s capital structure. Such estimates require the input of highly subjective, complex assumptions. However, such assumptions will not be required to determine fair value of shares of the Company’s common stock once its underlying shares begin trading publicly. Once the shares begin trading publicly, the fair value of future stock options awarded will be based on the quoted market price of the Company’s common stock upon grant, as well as assumptions including expected stock price volatility, risk-free interest rate, expected dividends, and expected term.

The Company’s policy is to recognize compensation expense using the straight line method over the relevant vesting period for units that vest based on time. The Company’s equity-based compensation expense can vary in the future depending on many factors, including levels of forfeitures and whether performance targets are met and whether a liquidity event occurs.

Results of Operations

The following tables summarize certain results from the statements of operations for each of the periods indicated. The tables also show the percentage relationship to revenue for the periods indicated (dollars in thousands):

	Three Months Ended March 31,				Year Ended December 31,
	2015		2014		2014		2013		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Revenues	$224,143	100.0%	$70,480	100.0%	$403,289	100.0%	$284,599	100.0%	$260,215	100.0%
Operating expenses:
Cost of revenues	155,764	69.5%	43,053	61.1%	254,178	63.0%	169,844	59.7%	159,346	61.2%
General and administrative expenses	11,862	5.3%	6,835	9.7%	31,452	7.8%	26,339	9.3%	25,263	9.7%
Depreciation and amortization	8,462	3.8%	2,860	4.1%	15,061	3.7%	11,663	4.1%	11,208	4.3%
Provision for doubtful accounts	5,186	2.3%	1,322	1.9%	9,509	2.4%	5,885	2.1%	3,073	1.2%
Income from equity investments	(707)	(0.3)%	—	—%	(1,264)	(0.3)%	—	—%	—	—%
Loss (gain) on disposal or impairment of long-lived assets, net	228	0.1%	68	0.1%	1,804	0.4%	2,482	0.9%	832	0.3%
Loss on debt extinguishment	—	—%	1,975	2.8%	23,414	9.2%	9,863	3.5%	—	—%
Electronic health records incentives	—	—%	—	—%	(3,356)	(0.8)%	—	—%	—	—%
Merger transaction and integration costs	5,006	2.2%	—	—%	21,690	5.4%	—	—%	—	—%
Other (income) expenses	—	—%	—	—%	(6)	—%	297	0.1%	40	—%

Total operating expenses	185,801	82.9%	56,113	79.6%	352,482	90.8%	226,373	79.5%	199,762	76.8%

Operating income	38,342	17.1%	14,367	20.4%	50,807	9.2%	58,226	20.5%	60,453	23.2%
Interest expense, net	(25,751)	(11.5)%	(10,106)	(14.3)%	(62,101)	(15.4)%	(32,929)	(11.6)%	(28,482)	(10.9)%

Income before income taxes	12,591	5.6%	4,261	6.0%	(11,294)	(6.2)%	25,297	8.9%	31,971	12.3%
Provision for income taxes	2,107	0.9%	1,963	2.8%	15,758	3.9%	7,570	2.7%	6,110	2.3%

Net income	10,484	4.7%	2,298	3.3%	(27,052)	(10.1)%	17,727	6.2%	25,861	9.9%
Less: Net income attributable to non-controlling interests	(17,249)	(7.7)%	(6,377)	(9.0)%	(38,845)	(9.6)%	(26,789)	(9.4)%	(23,945)	(9.2)%

Net loss attributable to Surgery Center Holdings, Inc.	$(6,765)	(3.0)%	$(4,079)	(5.8)%	$(65,897)	(19.7)%	$(9,062)	(3.2)%	$1,916	0.7%

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

Overview. In the three months ended March 31, 2015, our revenues increased 218.0% to $224.1 million from $70.5 million in the three months ended March 31, 2014. We incurred a net loss attributable to Surgery Center Holdings, Inc. of $6.8 million, for the three months ended March 31, 2015 compared to a net loss of $4.1 million for the three months ended March 31, 2014.

Our financial results for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 reflect the addition of the 55 surgical facilities, including 49 ASCs and 6 hospitals, that were acquired in connection with our acquisition of Symbion on November 3, 2014.

Revenues. Revenues for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 were as follows (dollars in thousands):

	Three Months Ended March 31,
	2015	2014	Dollar Variance	Percent Variance
Patient service revenues	$219,150	$66,823	$152,327	228.0%
Other service revenues	4,993	3,657	1,336	36.5%

Total revenues	$224,143	$70,480	$153,663	218.0%

Patient service revenues increased 228.0% to $219.2 million in the three months ended March 31, 2015 compared to $66.8 million in the three months ended March 31, 2014. This increase in patient service revenues was primarily attributable to the acquisition of Symbion on November 3, 2014.

Cost of Revenues. Cost of revenues increased to $155.8 million in the three months ended March 31, 2015 compared to $43.1 million in the three months ended March 31, 2014. The increase is primarily driven by the related increase in revenues from surgical facilities acquired in connection with the Symbion transaction on November 3, 2014. As a percentage of revenues, cost of revenues were 69.5% for the three months ended March 31, 2015 and 61.1% for the three months ended March 31, 2014. This increase was primarily due to the surgical hospitals acquired in connection with the Symbion acquisition, as our surgical hospitals have historically experienced higher cost of revenues as compared to our ASC’s.

General and Administrative Expenses. General and administrative expenses were $11.9 million for the three months ended March 31, 2015 and $6.8 million for the three months ended March 31, 2014. As a percentage of revenues, general and administrative expenses were 5.3% in the three months ended March 31, 2015 compared to 9.7% in the three months ended March 31, 2014. The overall increase in general and administrative expenses is primarily driven by the related increase in expenses from surgical facilities acquired in connection with the Symbion transaction on November 3, 2014.

Depreciation and Amortization. Depreciation and amortization expenses increased to $8.5 million in the three months ended March 31, 2015 compared to $2.9 million in the three months ended March 31, 2014. As a percentage of revenues, depreciation and amortization expenses were 3.8% in the three months ended March 31, 2015 and 4.1% in the three months ended March 31, 2014. This increase was primarily due to the purchase of capital, primarily computers and software related to the integration of the two companies in connection with the Symbion acquisition.

Provision for Doubtful Accounts. The provision for doubtful accounts increased to $5.2 million in the three months ended March 31, 2015 compared to $1.3 million in the three months ended March 31, 2014. As a percentage of revenues, the provision for doubtful accounts was 2.3% in the three months ended March 31, 2015 and 1.9% in the three months ended March 31, 2014. This increase was primarily due to the surgical hospitals acquired in connection with the Symbion acquisition, as our surgical hospitals have historically experienced higher provision for doubtful accounts as compared to our ASC’s.

Income from Equity Investments. Income from equity investments was $0.7 million in the three months ended March 31, 2015. Prior to the acquisition of Symbion on November 3, 2014, the Company had no equity method investments.

Loss (Gain) on Disposal or Impairment of Long-Lived Assets. Loss on disposal or impairment of long-lived assets was $0.2 million in the three months ended March 31, 2015 compared to $68,000 for the three months ended March 31, 2014.

Merger Transaction and Integration Costs. Merger transaction and integration costs were $5.0 million in the three months ended March 31, 2015 and none in the three months ended March 31, 2014. These costs include costs incurred for integration, such as training, travel and relocating the Chicago corporate office to Nashville, and consulting fees related to the acquisition of Symbion, Inc.

Operating Income. Operating income was $38.3 million in the three months ended March 31, 2015 compared to $14.4 million in the three months ended March 31, 2014.

Interest Expense, Net. Interest expense, net, was $25.8 million in the three months ended March 31, 2015 compared to $10.1 million in the three months ended March 31, 2014. The increase is attributable to the acquisition of Symbion and the corresponding increase in long-term debt.

Provision for Income Taxes. The provision for income taxes was $2.1 million in the three months ended March 31, 2015 compared to $2.0 million in the three months ended March 31, 2014. Income tax expense in each period was primarily attributable to non-cash deferred income tax expense related to the Company’s partnership investments.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests increased to $17.2 million in the three months ended March 31, 2015 compared to $6.4 million in the three months ended March 31, 2014 primarily due to the acquisition of Symbion. As a percentage of revenues, net income attributable to non-controlling interests was 7.7% in the three months ended March 31, 2015 and 9.0% in the three months ended March 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Overview. In the year ended December 31, 2014, our revenue increased 41.7% to $403.3 million from $284.6 million in 2013. We incurred a net loss attributable to Surgery Center Holdings, Inc. of $79.5 million for the year ended December 31, 2014, compared to a net loss of $9.1 million for the year ended December 31, 2013.

Our financial results for the year ended December 31, 2014 compared to the year ended December 31, 2013 reflect the addition of the 55 surgical facilities, including 49 ASCs and six hospitals, that were acquired in connection with our acquisition of Symbion for the period of November 3, 2014 through December 31, 2014.

Revenues. Revenues for the year ended December 31, 2014 compared to the year ended December 31, 2013 were as follows (dollars in thousands):

	Years Ended December 31,		Dollar Variance	Percent Variance
	2014	2013
Patient service revenues	$388,073	$268,681	$119,392	44.4%
Other service revenues	15,216	15,918	(702)	(4.4)%

Total revenues	$403,289	$284,599	$118,690	41.7%

Patient service revenue increased 44.4% to $388.1 million in the year ended December 31, 2014 compared to $268.7 million in the year ended December 31, 2013. This increase in patient service revenue was primarily attributable to the acquisition of Symbion.

Cost of Revenues. Cost of revenues increased to $254.2 million in the year ended December 31, 2014 compared to $169.8 million for the year ended December 31, 2013. The increase was primarily driven by the related increase in revenue from surgical facilities acquired in connection with the Symbion acquisition. As a percentage of revenue, cost of revenues were 63.0% in 2014 and 59.7% in 2013.

General and Administrative Expenses. General and administrative expenses were $31.5 million for the year ended December 31, 2014 and $26.3 million for the year ended December 31, 2013. As a percentage of revenues, general and administrative expenses were 7.8% in 2014 compared to 9.3% in 2013. The increase was primarily driven by the related increase in expenses from surgical facilities acquired in connection with the Symbion acquisition.

Depreciation and Amortization. Depreciation and amortization expenses increased to $15.1 million in the year ended December 31, 2014 compared to $11.7 million for the year ended December 31, 2013. This increase was primarily driven by the related increase in depreciation and amortization from surgical facilities acquired in connection with the Symbion acquisition. As a percentage of revenue, depreciation and amortization expenses were 3.7% in 2014 and 4.1% in 2013.

Provision for Doubtful Accounts. The provision for doubtful accounts increased to $9.5 million in the year ended December 31, 2014 compared to $5.9 million for the year ended December 31, 2013. This increase was primarily driven by the related increase in doubtful accounts from surgical facilities acquired in connection with the Symbion acquisition. As a percentage of revenue, the provision for doubtful accounts was 2.4% in 2014 and 2.1% in 2013.

Income from Equity Investments. Income from equity investments was $1.3 million in the year ended December 31, 2014 and $0 in the year ended December 31, 2013. Prior to the acquisition of Symbion, the Company had no equity method investments.

Gain (Loss) on Disposal or Impairment of Long-Lived Assets. Loss on disposal or impairment of long-lived assets was $1.8 million in the year ended December 31, 2014 compared to $2.5 million for the year ended December 31, 2013. In March 2013, we closed an ASC and a physician practice that resulted in net losses of approximately $3.2 million. In December 2014, we recorded an impairment of $1.7 million on the assets of our facility located in Orange City, FL. These losses were partially offset by a gain on disposal from the sale of an ASC in October 2013. There were no divestitures in 2014.

Electronic Health Records Incentives. Income from electronic health records incentives was $3.4 million in the year ended December 31, 2014 and $0 in the year ended December 31, 2013. This increase was attributable to the acquisition of Symbion, which included six surgical facilities licensed as hospitals that are eligible to receive incentive payments. In 2014, we met the meaningful use requirements and received incentive payments at three of our surgical hospitals.

Merger Transaction Costs. Merger transaction costs were $21.7 million in the year ended December 31, 2014. These costs were related to the acquisition of Symbion, Inc.

Operating Income. Operating income was $50.8 million in the year ended December 31, 2014 compared to $58.2 million for the year ended December 31, 2013. In 2014, we recorded $21.7 million of merger transaction costs related to the acquisition of Symbion. Excluding the impact of these costs, our operating income was $72.5 million in 2014.

Interest Expense, Net. Interest expense, net, was $62.1 million in the year ended December 31, 2014 compared to $32.9 million for the year ended December 31, 2013. This increase was primarily due to financing expense associated with our acquisition of Symbion.

Provision for Income Taxes. The provision for income taxes was $15.8 million in the year ended December 31, 2014 compared to $7.6 million in the year ended December 31, 2013. Income tax expense in each period was primarily attributable to non-cash deferred income tax expense related to our partnership investments.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests increased to $38.8 million in the year ended December 31, 2014 compared to $26.8 million for the year ended December 31, 2013. As a percentage of revenue, net income attributable to non-controlling interests was 9.6% in 2014 and 9.4% in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Overview. In 2013, our revenue increased 9.4% to $284.6 million from $260.2 million in 2012. We incurred a net loss attributable to Surgery Center Holdings, Inc. in the year ended December 31, 2013 of $9.1 million compared to net income of $1.9 million for the year ended December 31, 2012.

Our financial results for the year ended December 31, 2013 compared to the year ended December 31, 2012 reflect the disposition of three surgical facilities which we consolidated for financial reporting purposes and the addition of the diagnostic laboratory.

Revenues. Revenues for the year ended December 31, 2013 compared to the year ended December 31, 2012 were as follows (dollars in thousands):

	Years Ended December 31,		Dollar Variance	Percent Variance
	2013	2012
Patient service revenues	$268,681	$244,442	$24,239	9.9%
Other service revenues	15,918	15,773	145	0.9%

Total revenues	$284,599	$260,215	$24,384	9.4%

Patient service revenue increased 9.9% to $268.7 million in the year ended December 31, 2013 compared to $244.4 million in the year ended December 31, 2012. This increase in patient service revenue was attributable to an increase in cases performed at our surgical facilities, and an increase in net patient revenue per case due to an increase in higher acuity cases and Ancillary Services performed at these facilities. In addition, this increase was attributable to growth at our diagnostic laboratory.

Cost of Revenues. Cost of revenues in the year ended December 31, 2013 was $169.8 million compared to $159.3 million for the year ended December 31, 2012. This increase was attributable to an increase in the number of cases performed at our ASCs. As a percentage of revenue, cost of revenues decreased to 59.7% in 2013 compared to 61.2% for 2012.

General and Administrative Expenses. General and administrative expenses increased to $26.3 million in the year ended December 31, 2013 compared to $25.3 million for the year ended December 31, 2012. The increase was primarily due to the start-up of our diagnostic laboratory and certain corporate infrastructure expenses.

Depreciation and Amortization. Depreciation and amortization expenses increased to $11.7 million in the year ended December 31, 2013 compared to $11.2 million for the year ended December 31, 2012. This increase was attributable to expansion related capital expenditures at our diagnostic laboratory, the relocation of one of our ASCs and additional capital expenditures at our ASCs and optical laboratories. As a percentage of revenue, depreciation and amortization expenses were 4.1% in 2013 compared to 4.3% in 2012.

Provision for Doubtful Accounts. The provision for doubtful accounts increased to $5.9 million in the year ended December 31, 2013 compared to $3.1 million for the year ended December 31, 2012. As a percentage of revenue, the provision for doubtful accounts increased to 2.1% for 2013 compared to 1.2% in 2012. The increase in revenue from our surgical hospitals has driven an incremental increase in our provision for doubtful accounts.

Gain (Loss) on Disposal or Impairment of Long-Lived Assets, Net. We recognized a loss on the disposal of long-lived assets of $2.5 million during the year ended December 31, 2013. We recognized a gain of $0.6 million on the sale of an ASC located in Merrillville, Indiana. In connection with the disposal of an ASC in Sebring, Florida and a physician practice in Indiana, we recorded a loss of $3.2 million. During the year ended December 31, 2012, we recorded a loss on the disposal of an ASC in Richmond, Virginia of approximately $0.8 million.

Loss on Debt Extinguishment. As a result of our debt refinancing during the second quarter of 2013, we incurred a loss on debt extinguishment of $9.9 million. This loss primarily consisted of capitalized debt issuance costs written off in connection with our termination of prior debt instruments.

Operating Income. Operating income was $58.2 million for the year ended December 31, 2013, compared to $60.5 million for the year ended December 31, 2012. The decrease is primarily attributable to the loss on extinguishment of debt of $9.9 million, which was partially offset by the increase in revenue.

Interest Expense, Net. Interest expense, net of interest income, increased to $32.9 million for the year ended December 31, 2013 compared to $28.5 million for the year ended December 31, 2012. The increase was primarily attributable to our 2013 debt refinancing, which increased borrowings and had a higher interest rates compared to our previous term loan.

Provision for Income Taxes. The provision for income taxes was $7.6 million in the year ended December 31, 2013 compared to $6.1 million in the year ended December 31, 2012. Income tax expense in each period was primarily attributable to non-cash deferred income tax expense related to our partnership investments.

Net Income Attributable to Non-Controlling Interests. Net income attributable to non-controlling interests increased to $26.8 million in the year ended December 31, 2013 compared to $23.9 million for the year ended December 31, 2012. As a percentage of revenue, income attributable to non-controlling interests was 9.4% for 2013 and 9.2% for 2012.

Liquidity and Capital Resources

Operating Activities

The primary source of our operating cash flow is the collection of accounts receivable from private insurance companies, government programs, self-insured employers and other payors. During the three months ended March 31, 2015, our operating cash flow from operations increased to $9.5 million compared to $4.3 million for the three months ended March 31, 2014. This increase was primarily attributable to the acquisition of Symbion.

During the year ended December 31, 2014, our operating cash flow from operations decreased to $21.9 million compared to $49.1 million for the year ended December 31, 2013. This decrease is primarily attributable to the $29.2 million increase in interest expense related to the new approximately $1.4 billion Term Loans and Revolving Facility obtained in connection with the acquisition of Symbion. At December 31, 2014, we had working capital of $127.3 million compared to $40.1 million at December 31, 2013.

During the year ended December 31, 2013, our operating cash flow from operations increased to $49.1 million compared to $46.4 million for the year ended December 31, 2012. This increase was primarily attributable to an increase in deferred income taxes of $1.4 million.

Investing Activities

Net cash used in investing activities during the three months ended March 31, 2015 was $5.2 million, which included $5.5 million related to purchases of property and equipment, offset by proceeds from divestitures of $8.3 million, compared to $1.1 million for the three months ended March 31, 2014, which included $1.0 million related to purchases of property and equipment.

Net cash used in investing activities during the year ended December 31, 2014 was $271.0 million, which included $7.7 million related to purchases of property and equipment. Additionally, we contributed cash of $300.1 million in connection with the acquisition of Symbion, and we contributed cash of $1.6 million to purchase three physician practices in the state of Florida.

Net cash used in investing activities during the year ended December 31, 2013 was $3.6 million, which included $4.2 million related to purchases of property and equipment, offset by proceeds from divestitures of $1.0 million.

Net cash used in investing activities during the year ended December 31, 2012 was $3.5 million, which included $4.7 million for purchases of property and equipment, offset by proceeds from divestitures of $1.5 million.

Financing Activities

Net cash used in financing activities during the three months ended March 31, 2015 was $22.8 million, as compared to $12.3 million during the three months ended March 31, 2014. We made distributions to non-controlling interests holders of $16.1 million and $7.2 million during those same periods, respectively.

Net cash provided by financing activities during the year ended December 31, 2014 was $311.0 million. During 2014, we made distributions to non-controlling interests holders of $35.2 million. In January 2014, we borrowed $90.0 million on our Term Loans and Revolving Facility. We used the proceeds plus $3.0 million of cash from operations to return capital to our shareholders. In November 2014, we borrowed approximately $1.4 billion to fund the acquisition of Symbion. This refinancing transaction resulted in $440.0 million of repayments to settle the outstanding indebtedness of Symbion and an additional $526.3 million to pay off all our outstanding senior debt under the 2013 Credit Facilities. During 2014, we also made scheduled repayments on our long-term debt of $59.1 million, including $4.4 million related to debt principal, $10.6 million related to original issue discount and $44.1 million related to debt issuance costs.

Net cash used in financing activities during the year ended December 31, 2013 was $37.7 million. During 2013, we made distributions to non-controlling interests holders of $25.3 million.

Net cash used in financing activities during the year ended December 31, 2012 was $43.1 million. During 2012, we made distributions to non-controlling interests holders of $23.0 million.

Long-Term Debt

A summary of our long-term debt follows (in thousands):

	Years Ended December 31,
	2014	2013
Revolver	$—	$—
2014 First Lien Term Loan, dated November 3, 2014, maturing November 3, 2020, net of debt issuance discount of $23,818 at December 31, 2014	846,183	—
2014 Second Lien Term Loan, dated November 3, 2014, maturing November 3, 2021, net of debt issuance discount of $18,184 at December 31, 2014	471,816	—
2013 First Lien Credit Agreement, dated April 11, 2013, maturing April 11, 2019, net of debt issuance discount of $6,385 at December 31, 2013	—	303,890
2013 Second Lien Credit Agreement, dated April 11, 2013, maturing April 11, 2020, net of debt issuance discount of $4,733 at December 31, 2013	—	115,267
Subordinated Notes A	1,000	1,000
Notes payable and secured loans	31,600	3,590
Capital lease obligations	10,755	3,654

Total debt	1,361,354	427,401
Less: Current maturities	(22,088)	(8,842)

Total long-term debt	$1,339,266	$418,559

The acquisition of Symbion and refinancing of the senior debt was financed through new approximately $1.4 billion Term Loans and Revolving Facility, with our subsidiary, Surgery Center Holdings, Inc., as the borrower consisting of an $80 million Revolver, an $870 million First Lien Term Loan, and a $490 million Second Lien Term Loan.

On November 3, 2014, in connection with the consummation of the Symbion acquisition, the Company assumed and paid down approximately $440.0 million of outstanding indebtedness of Symbion and unpaid interest. Simultaneously, the Company paid off all of the debt outstanding under its 2013 Credit Facilities dated April 11, 2013, consisting of $522.1 million outstanding under a first lien credit agreement, a second lien credit agreement and a revolving credit agreement, including accrued interest. The Company recognized a loss of approximately $23.4 million related to the extinguishment of these debt instruments.

Included in the $522.1 million debt extinguishment was $311.9 million related to the 2013 First Lien Credit Agreement and the 2013 Revolver Agreement that the Company entered into as part of a debt refinancing in April 2013. With regard to the 2013 First Lien Credit Agreement, the Company had recorded $3.2 million and $4.0 million as reductions to the carrying value in the form of original issue discount and debt issuance costs, respectively. Approximately $0.9 million and $0.8 million of these costs were accreted to interest expense during the years ended December 31, 2014 and 2013, respectively. In addition, the Company paid $3.1 million in connection with obtaining the 2013 First Lien Credit Agreement and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $0.4 million, in the accompanying consolidated balance sheets as of December 31, 2013. In connection with obtaining the 2013 Revolver Agreement for $30 million, the Company incurred approximately $0.7 million and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $0.1 million, in the accompanying balance sheet as of December 31, 2013.

Additionally included in the $522.1 million debt extinguishment was $210.2 million related to the 2013 Second Lien Credit Agreement that the Company entered into as part of a debt refinancing in April 2013 (and amended January 27, 2014). With regard to the 2013 Second Lien Credit Agreement, the Company had recorded $4.4 million and $5.1 million as reductions to the carrying value in the form of original issue discount and debt issuance costs, respectively. Approximately $0.8 million and $0.4 million of these costs were accreted to interest expense during the years ended December 31, 2014 and 2013, respectively. In addition to this, the Company paid $1.2 million in connection with obtaining the 2013 Second Lien Credit Agreement and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $0.1 million, in the accompanying consolidated balance sheets as of December 31, 2013.

Revolver

The Revolver will be used for working capital, acquisitions and development activities and general corporate purposes in an aggregate principal amount at any time outstanding not to exceed $80 million and matures on November 3, 2019. The Company has the option of classifying borrowings under the Revolver as either Alternate Base Rate (“ABR”) loans or Eurodollar (“ED”) loans. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.5% and (c) the adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%. In addition to the base rate, the Company is required to pay a 3.25% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period. In addition to the base rate, the Company is required to pay a 4.25% margin for ED loans. As of March 31, 2015, the Company had $77.3 million available under the Revolver.

The Company paid $2.3 million in connection with obtaining the Revolver and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $0.1 million, in the accompanying consolidated balance sheet as of December 31, 2014. The Company must also pay quarterly commitment fees of 0.5% per annum of the average daily unused amount of the Revolver.

The credit agreement that governs the Revolver contains various covenants that include limitations on the Company’s indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a net leverage ratio within a specified range. At March 31, 2015, the Company was in compliance with the covenants contained in the credit agreement.

First Lien Term Loan

The First Lien Term Loan is a senior secured first lien obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured first priority basis and secured by substantially all of the assets, including pledges of equity interests, of Surgery Center Holdings, Inc., SP Holdco I, Inc. and the subsidiary guarantors described in the documentation, which are comprised of material wholly-owned non-excluded subsidiaries of Surgery Center Holdings, Inc. The First Lien Term Loan is a senior secured obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured basis by the Company and certain of its subsidiaries. The First Lien Term Loan matures on November 3, 2020. The Company has the option of classifying the First Lien Term Loan as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.5%, and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%; provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, the Company is required to pay a 3.25% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the rate shall not be less than 1.00% per annum. In addition to the base rate, the Company is required to pay a 4.25% margin for ED loans. In 2014, the Company classified the First Lien Term Loan as an ED loan with an interest rate of 5.25% (1.0% base rate plus a 4.25% margin). Accrued interest is payable in arrears on a quarterly basis. Within five business days after the earlier of (i) 90 days after the end of each fiscal year or (ii) the date on which financial statements have been delivered, the Company is required to make mandatory prepayments in amounts calculated in accordance with the excess cash flow provisions of the credit agreement governing the First Lien Term Loan. There were no excess cash flow payments required as of March 31, 2015.

In 2014, the Company recorded $4.4 million and $20.0 million as a reduction of the carrying value of the First Lien Term Loan as original issue discount and debt related issuance costs, respectively, which are accreted to interest expense over the term of the loan. During 2014, approximately $565,000 was accreted to interest expense. The Company also paid $1.9 million in connection with obtaining the First Lien Term Loan and recorded this amount as debt issuance costs, which is presented as an asset, net of accumulated amortization of approximately $41,000, in the accompanying consolidated balance sheet as of December 31, 2014.

The credit agreement that governs the First Lien Term Loan contains various covenants that include limitations on the Company’s indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a net leverage ratio within a specified range. At December 31, 2014, the Company was in compliance with the covenants contained in the credit agreement. The First Lien Term Loan is collateralized by substantially all of the assets of the Company.

Scheduled amortization of the discount recorded in connection with the First Lien Term Loan follows (in thousands):

January 1, 2015 through December 31, 2015	$3,595
January 1, 2016 through December 31, 2016	3,767
January 1, 2017 through December 31, 2017	3,927
January 1, 2018 through December 31, 2018	4,107
January 1, 2019 through December 31, 2019	4,299
January 1, 2020 through November 3, 2020	4,123

Total discount on Senior Secured Notes	$23,818

Second Lien Term Loan

The Second Lien Term Loan is a senior secured second lien obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured second priority basis and secured by substantially all of the assets, including pledges of equity interests, of Surgery Center Holdings, Inc., SP Holdco I, Inc. and the subsidiary guarantors described in the documentation, which are comprised of material wholly-owned non-excluded subsidiaries of Surgery Center Holdings, Inc. The Second Lien Term Loan matures on November 3, 2021. The Company has the option of classifying the Second Lien Term Loan as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.5% and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%; provided that the base rate shall not be less than 2.0% per annum. In addition to the base rate, the Company is required to pay a 6.5% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar Borrowing in effect for such interest period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the base rate shall not be less than 1.0% per annum. In addition to the base rate, the Company is required to pay a 7.5% margin for ED loans. During 2014, the Company classified the Second Lien Term Loan as an ED loan with an interest rate of 8.5% (1.0% base rate plus a 7.5% margin). Accrued interest is payable in arrears on a quarterly basis, on the last business day of each March, June, September and December. The Company is required to pay the principal balance of $490.0 million upon maturity of the Second Lien Term Loan on November 3, 2021. The Company has the right at any time to prepay any borrowings, in whole or in part, provided that each partial prepayment shall be in an amount that is an integral multiple of $0.5 million and not less than $1.0 million. Within five business days after the earlier of (i) 90 days after the end of each fiscal year or (ii) the date on which financial statements have been delivered, the Company is required to make mandatory prepayments in amounts calculated in accordance with the excess cash flow provisions of the credit agreement that governs the First Lien Term Loan. There were no excess cash flow payments required as of December 31, 2014.

The Company recorded $4.9 million and $13.6 million as a reduction of the carrying value of the Second Lien Term Loan as original issue discount and debt issuance costs, respectively, which are accreted to interest expense over the term of the loan. During 2014, approximately $308,000 was accreted to interest expense. The Company also paid $1.1 million in connection with obtaining the Second Lien Term Loan and recorded this amount as debt issuance costs, which is presented as an asset, net of accumulated amortization of approximately $14,000, in the accompanying consolidated balance sheet as of December 31, 2014.

The credit agreement that governs the Second Lien Term Loan contains various covenants that include limitations on our indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a maximum net leverage ratio. At December 31, 2014, the Company was in compliance with the covenants contained in the credit agreement. The Second Lien Term Loan is collateralized by substantially all of the assets of the Company.

Scheduled amortization of the discount recorded in connection with the Second Lien Term Loan follows (in thousands):

January 1, 2015 through December 31, 2015	$2,008
January 1, 2016 through December 31, 2016	2,205
January 1, 2017 through December 31, 2017	2,406
January 1, 2018 through December 31, 2018	2,634
January 1, 2019 through December 31, 2019	2,883
January 1, 2020 through November 30, 2020	3,164
January 1, 2021 through November 3, 2021	2,884

Total discount on Senior Secured Notes	$18,184

Additional Debt Transactions

On April 11, 2013, the Company raised $465 million in 2013 Credit Facilities to refinance a portion of its then existing debt and to return capital to its shareholders (“2013 Debt Refinancing”). The 2013 Credit Facilities were used to pay off the $233.7 million outstanding balance of the original $240.0 million term loan (“Term A Loan”), plus accrued interest and fees, and $52.8 million of the outstanding balance of the subordinated debt facility (“Subordinated Notes A”), plus accrued interest and fees. On the date of closing, the Company had no outstanding balance on the original $30.0 million Revolving Loan (“Revolving Loan”). As a result of these transactions, the Term A Loan and Revolving Loan were terminated. The Subordinated Notes A were amended with the outstanding principal balance reduced to $1.0 million.

On January 27, 2014, the Company obtained $90.0 million in additional borrowings on the 2013 Credit Facilities to return capital to shareholders. The Company recorded $1.4 million and $2.9 million as a reduction of the carrying value of the additional borrowings as original issue discount and debt issuance costs, respectively, which are accreted to interest expense over the term of the loan. During 2014, approximately $383,000 was accreted to interest expense.

Subordinated Notes A

Effective April 11, 2013, the Company amended and reduced the size of its subordinated notes to $1.0 million from $53.8 million. The Company accounted for the amendment as extinguishment of debt. The prepayment premium of $1.6 million that the Company paid in connection with decreasing the size of the subordinated debt facility and the unamortized balance of debt issuance costs related to Subordinated Notes A of $1.1 million were recorded as loss on the extinguishment of debt in the accompanying consolidated statements of operations for the year ended December 31, 2013. Through a separate transaction in April 2013, H.I.G. Surgery Centers, LLC, an affiliate of the Company’s parent company, Surgery Center Holdings, LLC, purchased the

Subordinated Notes A from an independent third party. At December 31, 2014 and 2013, the debt is payable to H.I.G. Surgery Centers, LLC, which is also a related party.

The Subordinated Notes A mature on August 4, 2017. The outstanding balance of the Subordinated Notes A bore interest of 15.0% per annum through December 31, 2013, of which 12.00% per annum was payable quarterly in cash. The Company had the option to elect that the remaining 3.00% per annum be added to the unpaid principal amount as payment-in-kind (“PIK”) or to pay the additional interest in cash. Through September 30, 2012, the Company elected to add the PIK to the unpaid principal amount of the Subordinated Notes A. Total PIK interest of $1.2 million accrued during 2012. Beginning October 1, 2012, the Company elected to begin paying the additional 3.00% interest in cash on a quarterly basis. Effective January 1, 2014, the Subordinated Notes A bear interest of 17.00% per annum.

Term Loan A

During 2011, the Company entered into a $240.0 million Term Loan A related to the acquisition of NovaMed. The Term Loan A was effective May 4, 2011, and was terminated on April 11, 2013 in connection with the 2013 Debt Transactions discussed above. The Company was required to pay quarterly principal payments of $0.6 million on the last business day of each March, June, September and December during which the Term Loan A was outstanding. The Company had the option of classifying the Term Loan A as either an ABR loan or an ED loan. During 2012 and 2013 (until termination of the Term Loan A), the Company classified the Term Loan A as an ED loan with an interest rate of 6.50%.

The Company recorded $1.2 million as a reduction of the carrying value of the Term Loan A as original issue discount which was accreted to interest expense over the term of the loan. During 2013 and 2012, approximately $58,000 and $209,000 was accreted to interest expense, respectively. The Company also paid $8.7 million in connection with obtaining the Term Loan A and amortized approximately $417,000 and $1.7 million of these costs during the years ended December 31, 2013 and 2012, respectively.

2011 Revolving Loan

In 2011, the Company secured a 5-year, $20.0 million Revolving Loan (“2011 Revolving Loan”) to be used for working capital and general corporate purposes. The 2011 Revolving Loan was terminated on April 11, 2013 in connection with the 2013 Debt Refinancing. The Company recorded $100,000 as a reduction of the carrying value of the 2011 Revolving Loan as original issue discount, which was accreted to interest expense over the term of the loan. During 2013 and 2102, $5,600 and $20,000 was accreted to interest expense, respectively. The Company also paid $681,000 in connection with obtaining the 2011 Revolving Loan and amortized $37,800 and $148,000 of these costs during the years ended December 31, 2013 and 2012, respectively. The Company also paid quarterly commitment fees of 0.50% per annum on the average daily unused amount of the 2011 Revolving Loan.

The Company incurred a loss on the extinguishment of the 2011 Revolving Loan and Term Loan A of $7.0 million, which is included in loss on extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2013.

Interest Rate Swap and Cap Agreements

In May 2011, the Company entered into an interest-rate swap agreement (the “2011 Swap”) to exchange variable rate interest payments for a 3.38% fixed rate payment commencing with the effective date of December 31, 2011. The 2011 Swap provided for quarterly reductions in notional value until its termination on December 31, 2012. The 2011 Swap was intended to effectively cap the variable interest LIBOR on certain of the Company’s long-term debt at a fixed rate minimizing the Company’s exposure to increasing interest rates. The 2011 Swap had a negative fair value of $0 as of December 31, 2012. The 2011 Swap expired and was settled in

2012 for approximately $722,000. The 2011 Swap did not qualify for hedge accounting and, as a result, the Company recognized the change in fair value of the swap of $51,535 as other expense in the accompanying consolidated statements of operations for the year ended December 31, 2012.

In July 2011, the Company entered into an interest-rate cap agreement (the “2011 Cap”) which caps the interest rate the Company would have to pay on a portion of its senior debt for a three year period. As of December 31, 2013, the 2011 Cap had an outstanding notional amount of $115,000,000. The 2011 Cap provided for a maximum six month LIBOR of 3.0% for the 12 months ended July 29, 2012, 4.0% for the 12 months ended July 29, 2013 and 5.0% for the 12 months ended July 29, 2014. The notional amount did not change through the July 29, 2014 termination date. The 2011 Cap was intended to effectively cap the variable interest LIBOR on the notional amount at a fixed rate minimizing the Company’s exposure to increasing interest rates. The 2011 Cap had a fair value of $67 and $101 as of December 31, 2013 and 2012, respectively, which was recorded in the accompanying consolidated balance sheets. The 2011 Cap did not qualify for hedge accounting and as a result the Company recognized the change in fair value of this cap of $34 and $30,164 as other expense in the accompanying consolidated statement of operations for the year ended December 31, 2013 and 2012, respectively.

Notes Payable and Secured Loans

Certain of the Company’s subsidiaries have outstanding bank indebtedness, which is collateralized by the real estate and equipment owned by the surgical facilities to which the loans were made. The various bank indebtedness agreements contain covenants to maintain certain financial ratios and also restrict encumbrance of assets, creation of indebtedness, investing activities and payment of distributions. At December 31, 2014, the Company was in compliance with its covenants contained in the credit agreement. As of December 31, 2014, the Company and its subsidiaries had notes payable to financial institutions of $31.6 million.

Letters of Credit

At December 31, 2013, the Company had outstanding letters of credit issued to two of its optical products buying group vendors in the amounts of approximately $0.6 million and $0.2 million that expired on April 30, 2014. During 2014, the approximately $0.6 million letter of credit was increased to approximately $0.7 million. The Company had two outstanding letters of credit issued to the landlords for two of its surgical facilities in Orlando, Florida in the amount of $0.1 million and in Lubbock, Texas for $1.0 million. In addition, the Company had one outstanding letter of credit related to the Symbion, Inc. workers compensation self-insured plan for approximately $0.8 million.

Capital Lease Obligations

The Company is liable to various vendors for several equipment leases. The carrying value of the leased assets was $13.3 million and $5.1 million as of December 31, 2014 and December 31, 2013, respectively.

Summary

The Company believes it has sufficient liquidity in the next 12 to 18 months as described above. Nevertheless, the Company continues to monitor the state of the financial and credit markets and our current and expected liquidity and capital resource needs, and intends to continue to explore various financing alternatives to improve capital structure, including reducing debt, extending maturities or relaxing financial covenants. These may include new equity or debt financings or exchange offers with existing security holders (including exchanges of debt for debt or equity) and other transactions involving the Company’s outstanding securities, given their secondary market trading prices. We have the ability to use undrawn availability under our Revolver and may from time to time do so. We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our Second Lien Term Loan and to pay fees and expenses associated with this offering. The Company cannot assure you, if it pursues any of these transactions, that it will be successful in completing a transaction on attractive terms, or at all.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations by period as of December 31, 2014 (in thousands):

	Payments Due by Period
	Total	2015	2016 - 2017	2018 - 2019	Thereafter
Long-term debt, including current maturities	$1,392,601	$18,083	$35,024	$22,821	$1,316,673
Cash interest obligations	558,935	89,941	177,245	173,652	118,097
Capital lease obligations	10,755	4,005	5,017	1,419	314
Operating lease obligations	216,038	34,399	57,149	43,032	81,458
Other financing obligations(1)	106,287	6,271	13,103	13,887	73,026

Total contractual obligations	$2,284,616	$152,699	$287,538	$254,811	$1,589,568

(1)	Other financing obligations include a payable to the hospital facility lessor at our surgical hospital located in Idaho Falls, Idaho relating to the land, building and improvements at this facility and a radiation oncology building at this facility.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk primarily from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed rate and variable rate debt to manage our exposures to changes in interest rates. Our variable debt instruments are primarily indexed to the prime rate or LIBOR. Interest rate changes would result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2014, a 100 basis point interest rate change would impact our net earnings and cash flow by approximately $13.2 million annually. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on our net earnings or cash flows in 2015.

On November 3, 2014, in connection with the consummation of the Symbion acquisition, the Company assumed approximately $440.0 million of outstanding indebtedness of Symbion and unpaid interest. Simultaneously, the Company paid off all of the $522.1 million outstanding under its 2013 First Lien Credit Agreement, 2013 Second Lien Credit Agreement and 2013 Revolver Agreement dated April 11, 2013, including accrued interest. The Company recognized a loss of approximately $23.4 million related to the extinguishment of these debt instruments.

On November 3, 2014, in connection with the consummation of the Symbion acquisition, the Company entered into the Term Loans and Revolving Facility. As a result of these financing transactions, our interest expense, average interest rates, debt maturities, and outstanding debt balances at December 31, 2014 increased as compared to December 31, 2013.

The table below provides information as of December 31, 2014 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates (in thousands, except percentage data):

	Years Ended December 31,							Fair Value at December 31, 2014
	2015	2016	2017	2018	2019	Thereafter	Total
Fixed rate	$13,387	13,625	9,013	3,725	963	487	41,205	41,205
Variable rate	$8,700	8,700	8,700	10,850	8,700	1,316,500	1,362,150	1,273,741

Our average interest rates, debt maturities and outstanding balances at December 31, 2014 increased from December 31, 2013 due to the financing to complete the acquisition of Symbion. We entered into new Term Loans and Revolving Facility, which includes the First Lien Term Loan, the Second Lien Term Loan and the Revolver.

Inflation

Inflation and changing prices have not significantly affected our operating results or the markets in which we operate.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board issued Accounting Standards Update, or ASU, 2014-08, which changes the requirements for reporting discontinued operations. A discontinued operation continues to include a component of an entity or a group of components of an entity, or a business activity. However, in a shift reflecting stakeholder concerns that too many disposals of small groups of assets that are recurring in nature qualified for reporting as discontinued operations, a disposal of a component of an entity or a group of components of an entity will be required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. A business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale will still be a discontinued operation. Additional disclosures will be required for significant components of the entity that are disposed of or are held for sale but do not qualify as discontinued operations. This ASU is effective for fiscal years beginning after December 15, 2014 and is to be applied on a prospective basis for disposals or components initially classified as held for sale after that date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. We have elected to adopt this ASU as of January 1, 2014.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. This ASU provides companies the option of applying a full or modified retrospective approach upon adoption. This ASU is effective for fiscal years beginning after December 15, 2016. Early adoption is not permitted. We will adopt this ASU on January 1, 2017 and are currently evaluating our plan for adoption and the impact on our revenue recognition policies, procedures and control framework and the resulting impact on our consolidated financial position, results of operations and cash flows.

BUSINESS

Overview

We are a leading healthcare services company with a differentiated outpatient delivery model focused on providing high quality, cost effective solutions for surgical and related ancillary care in support of our patients and physicians. Founded in 2004, we are now one of the largest and fastest growing surgical services businesses in the country. As of March 31, 2015, we owned or operated, primarily in partnership with physicians, a portfolio of 102 surgical facilities comprised of 96 ambulatory surgery centers (“ASCs” or “surgery centers”) and six surgical hospitals (“surgical hospitals,” and together with ASCs referred to as “surgical facilities” or “facilities”) across 29 states. On a pro forma basis, in 2014, over 4,000 physicians provided services to over 500,000 patients in our facilities, and as of March 31, 2015, approximately 70% of these facilities were multi-specialty focused. Our innovative strategy provides a suite of targeted and complementary ancillary services in support of our patients and physicians. Our suite of ancillary services is comprised of a diagnostic laboratory, multi-specialty physician practices, urgent care facilities, anesthesia services, optical services and specialty pharmacy services (our “Ancillary Services”). We believe this approach improves the quality of care provided to our patients, results in superior clinical outcomes and allows us to realize the revenue associated with these Ancillary Services that are otherwise outsourced to unrelated third-party providers.

Driven by an experienced and innovative management team, the implementation of our differentiated strategy resulted in industry leading same-facility revenue growth of approximately 9% during 2014, and an average of approximately 8% annually on a pro forma basis from 2012 to 2014. Our transformational acquisition of Symbion in November of 2014, a private owner and operator of 55 surgical facilities at the time of the acquisition, has further diversified our geographic footprint, surgical specialty mix and ancillary network, while significantly enhancing our scale and providing significant cost and revenue synergy opportunities that we believe we are positioned to achieve over the next two to three years. To that end, we have been actively executing our integration plan to realize these synergies, which include reductions in corporate overhead, supply chain rationalization, enhanced physician engagement, improved payor contracting and revenue synergies associated with rolling out our suite of Ancillary Services throughout the Symbion portfolio. Without giving effect to the Symbion acquisition, we would have derived approximately 27% of our 2014 revenue from our Ancillary Services. On a pro forma basis, approximately 10% of our revenue for that same period was derived from these same services, a percentage that we will focus on increasing as we continue to deploy our Ancillary Services offerings.

Our patient- and physician-centric culture, our commitment to high quality care, our differentiated approach to physician engagement and our suite of complementary Ancillary Services have been instrumental to our growth. These areas of focus, along with investments in systems and processes, strategic acquisitions and favorable industry trends, have all contributed to our industry leading track record of growth.

Our pro forma revenue for 2014 was $871.2 million, which represents a compound annual growth rate (“CAGR”) of approximately 83% compared to revenue of $260.2 million for the year ended December 31, 2012. For the three months ended March 31, 2015, our revenue was $224.1 million, compared to revenue of $70.5 million for the same period during 2014. In 2014, on a pro forma basis, we experienced a net loss of $8.6 million as compared to net income of $1.9 million for the year ended December 31, 2012. For the three months ended March 31, 2015, we experienced a net loss of $6.8 million as compared to $4.1 million for the same period during 2014. Our Adjusted EBITDA was $153.3 million for 2014 on a pro forma basis, representing an approximate 74% CAGR when compared to Adjusted EBITDA of $51.0 million for the year ended December 31, 2012. For the three months ended March 31, 2015, our Adjusted EBITDA was $36.0 million as compared to Adjusted EBITDA of $13.5 million for the same period during 2014. For a definition of EBITDA, Adjusted EBITDA, pro forma EBITDA and pro forma Adjusted EBITDA and a reconciliation of Adjusted EBITDA and pro forma Adjusted EBITDA to net income (loss) and pro forma net income (loss), respectively, see the section entitled “Prospectus Summary—Summary Consolidated Historical and Pro Forma Condensed Combined Financial and Other Data.”

Our Differentiated Business Strategy and Powerful Value Proposition

Our portfolio of outpatient surgical facilities is complemented by our suite of Ancillary Services, which support our physicians in providing high quality and cost-efficient patient care. Our differentiated business strategy provides meaningful value to patients, physicians and payors, and enables us to capitalize on recent trends in the healthcare industry. As a result, we believe we are positioned for continued growth.

As of March 31, 2015, we owned or operated 102 surgical facilities primarily in partnership with physicians and, on a select basis, physicians and health systems. We operate both multi-specialty and single-specialty facilities and provide care across a variety of specialties, including ENT, GI, general surgery, ophthalmology, orthopedics and pain management. Many of our surgical patients require additional complementary healthcare services, and our suite of Ancillary Services aims to address the needs of patients and physicians through the provision of these services in a high quality, cost effective manner. We have been rapidly implementing this approach across our platform while expanding the scope of our offerings to further support our patients and physicians. We believe this strategy provides numerous benefits to patients and physicians as it improves our coordination of the various services they require, and enhances the quality of our patients’ clinical outcomes as well as their overall experience.

Our flexible facility ownership model further supports our strategy and growth objectives. As of March 31, 2015, we primarily held majority ownership positions in our surgical facilities and the majority of our surgical facilities were owned in partnership with physicians. In select cases, we enter into three-way joint venture partnerships with physicians and leading in-market health systems. As of March 31, 2015, we had such relationships with nine health systems relating to 13 ASCs. Our flexible ownership model:

•	facilitates successful implementation of our differentiated business strategy;

•	provides us financial control as well as geographic and operational flexibility;

•	drives economic alignment with physician partners to enhance operational efficiency;

•	contributes to high levels of physician satisfaction and successful recruitment and retention efforts;

•	provides us control to selectively implement operational and strategic changes to enhance site performance, such as expanding service offerings and recruiting new physicians; and

•	allows us to best position our facilities against evolving market-specific dynamics.

We believe that our differentiated business strategy and our flexible ownership model ultimately benefit our patients, physicians and payors.

Patients: Our approach delivers superior clinical outcomes for patients in a more convenient, comfortable and cost-efficient setting. According to internal surveys conducted in 2014 (which had a range of 12 to 33 questions and sought patient feedback regarding the facility, physicians, staff, and which were distributed to approximately 192,000 of our patients), approximately 94% of the approximately 61,000 respondents responded favorably as to their overall experience at, or impressions of, the facility that they visited. We believe this is a direct result of our patient-centric approach and our focus on quality. In addition, on average, our facilities exceeded industry averages for each of CMS’ 2014 Ambulatory Surgical Center Quality Reporting (ASCQR) program’s five key core ASC quality measures. Patients benefit from our intense focus on their care and our ability to conveniently and cost-effectively provide targeted Ancillary Services. We believe that patients realize cost savings when undergoing surgery in one of our ASCs as compared to an HOPD. Based on Medicare fee schedules, it is estimated that the costs associated with the facility for surgeries performed at an ASC cost patients, in the aggregate, approximately 45% less as compared to having the same procedures performed in an HOPD. According to the Office of Inspector General, this translates into potential savings of approximately $3 billion to Medicare beneficiaries between 2012 through 2017.

Physicians: Physicians choose us because of our flexible approach to physician engagement, our patient- and physician-centric culture, our convenient and efficient facilities, and our differentiated outpatient delivery model that enhances the coordination of services to improve quality and outcomes. We engage with physicians pursuant to three primary arrangements to best suit their needs and the needs of the communities we serve. These include (i) partnering with physicians in the ownership of our surgical facilities, (ii) directly employing physicians, and (iii) allowing physicians to utilize our facilities to perform procedures. Our physician-centric focus and our sophisticated administrative and clinical infrastructure improve productivity and reduce administrative burdens, allowing physicians to focus their time on delivering superior patient care. These attributes have been important contributors to our approximately 96% physician retention rate from 2009 through 2014.

Payors: Payors, employers and other health plan sponsors rely on our platform for the provision of high quality care at a significantly lower cost compared to an HOPD. For outpatient procedures commonly performed in both HOPDs and ASCs, the cost benefits to Medicare of having such procedures performed in an ASC such as ours instead of in an HOPD was identified by the Office of Inspector General as an opportunity to potentially save Medicare approximately $12 billion from calendar year 2012 through calendar year 2017. Commercial payors can also expect to save approximately 45% on their reimbursement obligation with respect to the costs associated with the facility for procedures at an ASC as compared to an HOPD, since reimbursement rates are generally derived from Medicare rates.

Incorporating our Ancillary Services strategy with our broader surgical facilities platform has been a primary focus for us since early 2011. The 15 ASCs in which we have incorporated multiple Ancillary Services have experienced, from 2011 to 2014, an operating income CAGR of approximately 20% and an improvement in operating income margin of approximately 10%. We see significant opportunity to continue to further deploy this strategy throughout our portfolio to continue to drive our Company’s growth.

We have also succeeded in deploying our strategy into acquired facilities. For example, over the course of four years following the acquisition of one of our surgical hospitals, capacity was expanded via the addition of multiple operating rooms, a state of the art radiation oncology center, several oncology practices, multiple urgent care facilities and several high volume physicians. These initiatives drove approximately 40% growth in this surgical hospital’s net income from 2011 through 2014.

We see significant opportunity to further deploy this strategy throughout our portfolio, and in particular across the legacy Symbion facilities, to continue to drive our Company’s growth.

Our Innovative Approach Differentiates Us from Competitors

Based on our innovative approach, we believe we are well positioned as a surgical services platform of choice for patients, physicians and payors. Our focus on providing care, complemented by our targeted suite of Ancillary Services is a key differentiating factor of our strategy. We believe this approach drives physician engagement, better coordination of care, continuous clinical and administrative improvement and enhanced efficiency, all while reducing costs. We believe the following are key differentiators of our platform:

•	One of the Nation’s Largest and Fastest Growing Surgical Services Platforms with a Highly Favorable Business and Surgical Specialty Mix

•	Complementary Suite of Rapidly Growing Ancillary Services Targeted to Meet the Needs of Patients and Physicians in Existing and New Markets

•	Differentiated Operating Model with Suite of Ancillary Services Offerings, which Creates a Significant Value Proposition for Patients and Physicians and Drives Robust Organic Growth

•	Proven Track Record of Delivering Synergies and Creating Value from Transformational and Independent Surgical Facility Acquisitions

•	Experienced and Innovative Management Team that has Successfully Driven Industry Leading Growth

One of the Nation’s Largest and Fastest Growing Surgical Services Platforms with a Highly Favorable Business and Surgical Specialty Mix

Our surgical services platform is among the largest in the country and is growing its revenue faster than any of its competitors. Founded with a single facility in Florida in 2004, we have since expanded our footprint nationally, establishing a high growth, diversified platform across 29 states. As of March 31, 2015, our multi-specialty and single-specialty surgical facilities portfolio was comprised of 96 ASCs and six surgical hospitals primarily owned in partnership with physicians. On a pro forma basis, approximately 4,000 physicians provided services to over 500,000 patients in our surgical facilities during 2014. We complement our portfolio of surgical facilities with our suite of Ancillary Services. We experienced approximately 9% same-facility revenue growth during 2014 and have averaged approximately 8% annual same-facility revenue growth on a pro forma basis from 2012 to 2014.

We have a strong presence in growing markets, such as Florida and Texas, where demographic trends are expected to lead to increased demand for outpatient surgical services. According to the U.S. Census Bureau, our markets possess several favorable qualities as compared to national averages. The majority of our markets have a higher concentration of senior populations, a higher median household income than the national average and a lower unemployment rate. For example, as of 2012, the median household income of our markets exceeded the overall national average by approximately 10%.

Our diversified business and surgical specialty mixes provide several advantages, including: (i) driving increased stable and predictable revenue, (ii) providing multiple levers to grow volume and increase profitability, (iii) allowing flexibility to enter primary and secondary markets, (iv) generating strong free cash flow conversion and (v) broadening the pool of surgical specialists from which we recruit.

We believe that our scale and diversification, physician engagement and retention strategy, and reputation for high quality care are important differentiators for us relative to our competition.

Surgical Case Mix: Pro Forma for Year-Ended December 31, 2014	Revenue Mix: Pro Forma for Year-Ended December 31, 2014(2)
(1) Other is comprised of cardiology, obstetrics/gynecology, plastic surgery, podiatry, neurology and urology.

(2)   For segment reporting purposes, revenue from anesthesia services is included within our Surgical Facility Services Segment. Our 2014 pro forma revenue for segment reporting purposes is as follows: Surgical Facility Services Segment: 92%; Ancillary Services: 6%; Optical Services: 2%.

Surgical Case Mix

Our revenue and cash flows benefit from an attractive and diversified surgical specialty mix across our platform. While single-specialty facilities are valuable parts of our portfolio, as of March 31, 2015, over 70% of our surgical facilities had a multi-specialty focus. This diversification of our surgical case mix enhances the stability of our revenue base and creates opportunities to respond to changes in market dynamics through a variety of operational strategies including modifications to staffing, scheduling and physician recruiting. With expertise across a broad range of specialties including ENT, GI, general surgery, ophthalmology, orthopedic and pain management, we are able to recruit from a broader base of physicians and add additional specialties into existing facilities as opportunities arise.

Revenue Mix

We are diversified by business line, including ASCs, surgical hospitals and Ancillary Services. Without giving effect to the Symbion acquisition, we would have derived approximately 27% of our 2014 revenue from our Ancillary Services. On a pro forma basis, 10% of our revenue for that same period was derived from these same services, a percentage that we will focus on increasing as we continue to deploy our Ancillary Services offerings to our patients and physicians across our portfolio of facilities. We see a significant opportunity to increase this percentage by providing our broad Ancillary Services offerings to legacy Symbion physicians and accelerating the incorporation of multiple Ancillary Services throughout the rest of our network.

The addition of six surgical hospitals as part of the Symbion acquisition further diversifies our revenue mix. Notably, these surgical hospitals, which accounted for approximately 35% of our 2014 revenue on a pro forma basis, also provide Ancillary Services which are reported in our Surgical Facility Services Segment. These facilities represent attractive opportunities to implement our proven strategy of building market presence via enhanced physician recruitment and the introduction of complementary Ancillary Services.

Complementary Suite of Rapidly Growing Ancillary Services Targeted to Meet the Needs of Patients and Physicians in Existing and New Markets

A differentiated aspect of our growth model is our offering of targeted Ancillary Services to support our patients and physicians. These services have historically been outsourced to unrelated third-party providers; however, through our model, we are able to provide these services “in-house” and retain the associated revenue. Our suite of Ancillary Services presents significant growth opportunities for our Company and are not additive to the cost of care for patients and payors as these services would otherwise be provided by unrelated third-party providers. The revenue and profit associated with this service line is fully retained by our Company. We believe our Ancillary Services better support our physicians by providing control over the quality of these services and less variation in clinical outcomes.

The 15 ASCs in our portfolio where we have incorporated multiple Ancillary Services demonstrate the successful execution of our Ancillary Services strategy. In these surgical facilities, we have experienced, from 2011 to 2014, an operating income CAGR of approximately 20% and an improvement in operating income margin of approximately 10%. We plan to continue the deployment of our Ancillary Services across the rest of our platform, which we believe will be an important driver of our future growth.

Differentiated Operating Model with Suite of Ancillary Services Offerings, which Creates a Significant Value Proposition for Patients and Physicians and Drives Robust Organic Growth

We believe our business model provides us with the platform to drive significant growth through multiple channels:

Physician Recruitment, Engagement and Retention

Our patient- and physician-centric approach serves as the foundation of our Company, and we believe it is an important reason physicians choose to align with us. Retaining and increasing the number of physicians performing surgical procedures at our facilities are important components of our ability to grow revenue at our surgical facilities. As such, excellent physician relationships are a key driver of our success and contribute significantly to our strong operating and financial performance.

Over 4,000 physicians performed procedures in our facilities in 2014 on a pro forma basis. We have a tailored physician model that provides flexibility in how we engage and build relationships with our physicians to suit their needs and preferences. We believe this model has contributed to our outstanding track record of recruiting and retaining physicians. The over 4,000 physicians who performed procedures in our facilities in 2014 (on a pro forma basis) fall into one or two of the following categories:

Partnered Physicians: Our physician partners hold ownership positions in our joint venture surgical facilities and receive a pro-rata share of cash flow generated from those facilities based on their ownership interest. The joint venture facility operates as an extension of our partnered physicians’ practices and as a result of their ownership, partnered physicians have aligned incentives to operate within our facilities and improve efficiencies while providing high quality care. We believe that our partnership model aligns incentives to help us and our partners deliver outstanding patient care, achieve improved long-term performance, and drive same-facility growth.

Employed Physicians: Through our 30 owned or operated physician practices as of March 31, 2015, we employed over 100 physicians across multiple surgical specialties, including ENT, GI, general surgery, ophthalmology, orthopedics and pain management. By proactively identifying community needs and selectively hiring physician specialists to practice at specific facilities, our employed physician engagement strategy provides us with a distinct opportunity to improve surgical case mix and case volume within our surgical facility network. We have a demonstrated track record of strategically acquiring physician practices and recruiting physicians to start new wholly owned practices for this purpose.

Affiliated Physicians: Similar to employed and partnered physicians, affiliated physicians who utilize our facilities enjoy numerous benefits over alternative sites of care including quality clinical support staff, enhanced scheduling and procedure efficiency, convenience for themselves and their patients, as well as the efficiency our sophisticated administrative infrastructure provides.

In addition to our flexible model, we believe the benefits of our physician-centric focus and culture of support are evidenced by our outstanding track record of recruiting high quality physicians and our approximately 96% physician partner retention rate from 2009 to 2014. We have implemented this patient- and physician-centric culture across our portfolio, including the legacy NovaMed facilities, and are in the process of integrating this culture across the Symbion platform. In addition to driving high quality patient care, we believe our approach best enables us to effectively and efficiently utilize the capacity in our facilities.

Flexibility to Expand in Existing Markets and Enter New Markets

Our flexible ownership structure, combined with our expertise operating multi-specialty surgical facilities, enables us to tailor our surgical specialty offerings based on market demand. We strive to maximize efficiency and are positioned to leverage excess capacity in certain of our facilities to drive incremental growth.

When mutually beneficial, we enter into joint ventures with physicians and health systems. As of March 31, 2015, we had nine of these relationships in place which represent 13 facilities, and our model has the flexibility to allow us to selectively continue this strategy.

Successful Continued Deployment of Ancillary Services in Existing and New Markets

We have the opportunity to leverage our Ancillary Services to drive growth through multiple channels, including expanding our offerings to currently unaffiliated physicians in existing and new markets as well as further penetrating our existing and newly acquired facilities. Our recent acquisition of Symbion provides us with a significant opportunity to accelerate the growth of our Ancillary Services by offering these services to legacy Symbion physicians. To illustrate the magnitude of this specific opportunity, without giving effect to the Symbion acquisition, while only 15 out of our 47 ASCs provided more than one Ancillary Service, revenue from our Ancillary Services would have accounted for 27% of our revenue for the year ended December 31, 2014. On a pro forma basis, these same services accounted for only approximately 10% of our 2014 revenue, a percentage we will focus on increasing as we continue to execute our growth strategy. Additionally, we intend to continue to broaden our suite of Ancillary Services, enhancing the services we can offer to our patients and physicians.

Operating Leverage from Scalability of the Current Platform

Our national presence and large scale afford us significant operating leverage as our business continues to grow. As our platform expands, we will continue to leverage our centralized corporate infrastructure, including essential functions such as accounting, finance, billing, credentialing, regulatory compliance and legal, to drive operational efficiencies and enhance our financial performance. We also have the opportunity to benefit from operating leverage and scale at the facility level as we increase utilization. Our ability to deliver superior quality of care in the most cost efficient manner attracts physicians and patients while also benefiting our relationships with payors, all of which enhance utilization and drive growth at our facilities.

Our growth has been achieved in a capital-efficient manner. Our suite of targeted Ancillary Services is highly scalable with minimal need for incremental capital investment. Core operations for our key Ancillary Services are centralized, which limits operating costs and overhead redundancies. We have been able to deliver an average annual same-facility revenue growth of 8% from 2012 to 2014 (on a pro forma basis), while maintenance capital expenditures have averaged less than 3% of our annual revenue over the same period.

Proven Track Record of Delivering Synergies and Creating Value from Transformational and Independent Surgical Facility Acquisitions

We have a consistent track record of creating value through acquisitions. During 2011, our acquisition of NovaMed and its 37 facilities expanded our geographic footprint and further diversified our surgical specialty and payor mix. We instilled our patient- and physician-centric culture and approach to operations, and increased efficiencies across this platform. Consequently, we were able to exceed our initial synergy projections. Within 15 months of the acquisition, we had fully integrated the acquired company and realized synergies by eliminating $5.2 million of expenses and generating $9.3 million of incremental revenue, representing 5% and 6%, of NovaMed’s pre-acquisition operating expenses and revenue, respectively. We believe our transformational acquisition of Symbion not only further diversified our geographic footprint, business and surgical specialty mix, but also potentially provides even greater synergy opportunities than realized through the NovaMed acquisition. We believe that over the next two to three years we are positioned to achieve significant cost and revenue synergies in connection with our acquisition of Symbion. Approximately $9 million of these synergies are reflected in our pro forma Adjusted EBITDA for 2014 presented in the section entitled “Prospectus Summary—Summary Consolidated Historical and Pro Forma Condensed Combined Financial and Other Data” included in this prospectus. Incremental synergies are expected to include cost savings from reductions in corporate overhead, supply chain rationalization, enhanced physician engagement, improved payor contracting, and revenue synergies associated with rolling out our suite of Ancillary Services throughout our portfolio. We are currently executing on our integration plans relative to the Symbion acquisition and have achieved meaningful cost synergies to date.

In addition, we have also completed other independent surgical facility acquisitions (also referred to as “tuck-in” acquisitions) and have achieved consistent value creation through these acquisitions. Our surgical facility acquisitions have largely been completed at effective multiples we believe to be accretive and attractive, in part due to our systematic approach to acquisitions from identification through integration. Our integration strategy typically includes the rationalization of operating and overhead costs, improvement in managed care contracting, continued physician recruitment and the target utilization of our Ancillary Services platform within our platform. We have a robust pipeline of additional tuck-in acquisitions and, with the top ten providers in the industry operating less than 20% of the 5,400 Medicare-certified ASCs in the United States, we believe there is significant opportunity to continue our strategy of consolidating the highly fragmented surgical facility industry.

Experienced and Innovative Management Team that has Successfully Driven Industry Leading Growth

Our Company is led by an exceptional management team with strong operational capabilities and an ability to deliver industry leading growth and margins, while executing accretive tuck-ins as well as large-scale transformational acquisitions. We are led by Michael Doyle, our Chief Executive Officer and Director, and Teresa Sparks, our Executive Vice President and Chief Financial Officer, who together have over 40 years of combined experience in the healthcare industry. Mr. Doyle started as our President and Chief Operating Officer in 2004 before being appointed CEO in 2009. Mr. Doyle was instrumental in leading the successful acquisition and integration of NovaMed in 2011, as well as the acquisition of Symbion in 2014. He brings to the position both clinical experience and an extensive healthcare management background. Teresa Sparks joined our Company through the acquisition of Symbion, where she was Chief Financial Officer since 2007. Through the combined work of Mr. Doyle, Ms. Sparks and our entire team, meaningful cost synergies on our combined platform have been achieved to date. The team’s deep operational and acquisition integration experience, combined with our model and our platform’s sophisticated infrastructure, position us well to execute on our ongoing integration and growth strategies.

Our Growth Strategies

Our differentiated operating model employs a multifaceted strategy to grow revenue, earnings and cash flow. We believe the following are key components to this strategy:

•	Deliver Outstanding Patient Care and Clinical Outcomes

•	Expand Ancillary Services Across Our National Platform

•	Continue to Execute and Expand Upon our Physician Engagement Strategy in Attractive Markets

•	Drive Organic Growth at Existing Facilities through Targeted Physician Recruitment, Service Line Expansion and Implementing our Efficient Operating Model

•	Continue our Disciplined Acquisition Strategy

•	Introduce New Service Offerings to Provide a More Comprehensive Continuum of Care

Deliver Outstanding Patient Care and Clinical Outcomes

Rising consumerism in healthcare services, along with greater transparency in outcomes data, is expected to empower patients to make more informed healthcare decisions. We expect this trend will significantly benefit overall outpatient surgical facility case volume due to the clinical and cost benefits that surgical facilities offer relative to alternative sites of care such as outpatient departments of acute care hospitals. Our culture of delivering high quality care and achieving superior levels of patient and physician satisfaction are keys to success and integral to our ability to continue to be a preferred site of care for surgical and related Ancillary Services. For example, on average, our facilities exceeded industry averages for each of CMS’ 2014 ASCQR Program’s five key core ASC quality measures. We believe the industry wide implementation of CMS’ ASCQR Program will further differentiate our facilities as high quality locations based on the strength of our performance across the key quality measure providing an additional opportunity to capture market share.

We have established a dedicated clinical team of experienced professionals focused on ensuring that the highest level of quality is targeted throughout our platform. This team is responsible for maintaining best practices across our platform. They lead numerous quality initiatives such as inspection readiness, policies and procedures, compliance and clinical training. Our proprietary quality reporting system generates detailed case-level analytics that we use to measure our clinical results on a physician-by- physician basis against a robust set of quality metrics, providing opportunities to quickly and effectively identify areas for improvement, implement initiatives and track progress. Additionally, our complementary Ancillary Services strategy allows us to provide greater coordination over the provision of these services.

Expand Ancillary Services Across Our National Platform

Our differentiated business strategy and established infrastructure allow us to retain Ancillary Service revenue that is otherwise outsourced to unrelated third-party providers. We have a successful track record of executing on our strategy of incorporating Ancillary Services throughout our surgical facilities portfolio, which has been a key contributor to our strong same-facility revenue growth of approximately 9% in 2014 and annual average of approximately 8% from 2012 to 2014, in each case on a pro forma basis. As an example, over the course of four years following the acquisition of one of our other surgical hospitals, capacity was expanded via the addition of multiple operating rooms, a state of the art radiation oncology center, several oncology practices, multiple urgent care facilities and several high volume physicians. These operational improvements drove approximately 40% growth in this surgical hospital’s net income from 2011 through 2014.

While many of our Ancillary Service lines have been established and growing for a number of years, we see significant growth opportunities from further penetration of these services across our national portfolio. We expect the introduction of more recently added service offerings will further benefit our overall growth profile as these services are rolled out to our employed and partnered physicians. Additionally, the recently acquired Symbion portfolio represents a large untapped opportunity with the addition of 55 facilities and network of approximately 700 physician partners.

In addition to deploying our Ancillary Service offerings through our employed and partnered physicians, we believe a substantial opportunity exists to market many of these services to the approximately 800,000 practicing physicians in the U.S. not currently affiliated with our Company. For instance, we believe there are approximately 7,000 pain management physicians, not currently affiliated with us, who could benefit from our diagnostics laboratory services. Even a small penetration into this population of non-affiliated pain management physicians could materially enhance our growth and earnings.

Continue to Execute and Expand Upon our Physician Engagement Strategy in Attractive Markets

In addition to our network of over 4,000 physicians who provided services to patients in our facilities in 2014 (on a pro forma basis), we have a successful track record of owning and operating physician groups dating back to our inception. We believe our flexible approach to physician engagement, including employing, partnering and affiliating with physicians, best allows us to drive high quality patient care, efficiently utilize the capacity in our facilities, implement our complementary Ancillary Services strategy and drive organic growth. Through our recruiting efforts and capital-efficient acquisitions, as of March 31, 2015, we had 30 owned or operated physician practices comprised of over 100 physicians across multiple surgical specialties (including ENT, GI, general surgery, ophthalmology, orthopedics and pain management) complementing our surgical facilities. Our infrastructure, including scheduling, billing and collections, regulatory compliance, staffing and analytics, among other services, facilitates significant improvement in efficiency and performance of our practices. In building our existing platform of 30 owned or operated physician practices, we have a demonstrated track record of delivering on our value proposition to physicians, executing on our strategy of growing practice profitability and creating value for our Company.

Our physician engagement strategy also benefits our existing physician partners. We focus on strategically recruiting physicians and acquiring high quality physician practices complementary to our existing surgical facilities to better utilize the capacity in our facilities. We believe our ability to implement this strategy improves our relationships with our physician partners and is a powerful differentiator for our platform.

We also believe there is significant opportunity to accelerate our physician engagement strategy. Based on a national survey of over 5,000 physicians in 2014, we estimate approximately 25% of the approximately 300,000 independent practicing physicians in the U.S. are considering selling their practice, resulting in a meaningful pipeline of physician practice targets to affiliate with or acquire. We believe there is significant opportunity to continue to add practices across multiple specialties in our existing markets to support our surgical facilities, and believe there will be additional opportunities as we look to expand our presence in new markets.

Drive Organic Growth at Existing Facilities through Targeted Physician Recruitment, Service Line Expansion and Implementing our Efficient Operating Model

We have achieved industry leading organic growth through our differentiated operating strategy. We work closely with our physicians to achieve greater efficiency through optimal scheduling and facility utilization, reduction in administrative costs, and better procurement and management of supply utilization. As a complement to our initiatives to drive organic growth, we have executed and will continue to execute on select, strategic service line expansion opportunities to capture and address patient needs in our markets, exemplified by our successful introduction of orthopedic and spine services in legacy NovaMed facilities.

Our acquisition of Symbion significantly enhanced our scale and provides us with significant cost and revenue synergy opportunities that we believe we are positioned to achieve over the next two to three years. The ongoing integration of the legacy Symbion operations also provides the opportunity to benefit from incremental synergies, including reductions in corporate overhead, supply chain rationalization, enhanced physician engagement, improved payor contracting and revenue synergies associated with rolling out our suite of Ancillary Services throughout the Symbion portfolio.

Continue our Disciplined Acquisition Strategy

We have historically pursued, and successfully executed, a disciplined acquisition strategy to diversify our geographic footprint and revenue mix, while driving greater scale. Our scale has, in part, enabled our significant investment in resources and infrastructure to drive growth, improve quality and enhance efficiencies. Acquiring facilities has been a core component of our strategy since inception. We have a long track record of meticulously and methodically identifying, evaluating, executing and integrating accretive and value enhancing acquisitions. Through these acquisitions, we have achieved meaningful cost and revenue synergies, enhancing the value of our acquired facilities and meaningfully reducing the effective purchase multiple paid. As a result of our recent acquisition of Symbion, as of June 30, 2015 we have achieved annualized cost and revenue synergies in an aggregate amount of approximately $8 million, primarily through reductions in head count, office closures and reductions to prices paid for supplies through volume discounts. We expect this acquisition to drive significant cost and revenue synergies over the next two to three fiscal years, which we estimate will ultimately exceed $30 million in the aggregate (an amount that includes the approximately $8 million of synergies realized as of June 30, 2015). The cost savings that are contemplated as an element of these synergies are being measured against the combined cost basis of the two companies at the pre-merger period ended November 3, 2014.

Surgical Facilities

With the top ten providers in the industry operating less than 20% of the 5,400 Medicare-certified ASCs in the United States, we believe there is a significant opportunity to continue our strategy of consolidating in a highly fragmented market, thus expanding our footprint. We have a dedicated business development team focused on identifying and managing our pipeline of potential acquisition opportunities that closely coordinates efforts with our dedicated physician recruitment team. We believe our operating strategy is a powerful differentiator when physicians are considering an affiliation with our Company. We plan to continue acquiring facilities in partnership with high quality physicians and physician groups in both current and new markets. The common denominator to an attractive acquisition target is the potential to leverage our infrastructure and expertise to grow case volume, enhance surgical specialty mix and revenue-per-case and improve facility performance. We have a strong track record of successfully integrating acquisitions and achieving meaningful cost and revenue synergies to enhance the value of our acquired facilities and meaningfully reduce the effective purchase multiple paid.

In addition to increasing scale to enhance operating leverage and broadening our footprint to further diversify our geographic presence, facility acquisitions also serve as platforms for entering new markets. Each facility added to our platform establishes multiple physician relationships. These relationships provide opportunities to market our Ancillary Services in a focused manner as well as to supplement the newly acquired facility with new physician practices focused on complementary surgical specialties. Executing on these strategies not only provides opportunities to grow our Company, but also presents the opportunity to materially improve the margins, effective purchase multiple and overall return on investment of facility acquisitions.

Ancillary Services

We also expect to grow our Company by acquiring businesses which provide select Ancillary Services that complement our surgical facilities and support our physicians. Our differentiated and capital-efficient Ancillary Services strategy substantially broadens our pool of potential acquisitions beyond physician and surgical facility opportunities. This broader set of opportunities enables us to be even more selective in our investments and focus our efforts on high quality targets with differentiated value creation potential. Our Ancillary Services strategy also enhances our ability to enter new markets by supplementing typical surgical facility revenue with ancillary revenue otherwise outsourced to unrelated third-party providers. By capturing Ancillary Services revenue in our newly acquired facilities, it also allows us to achieve lower effective purchase multiples. Additionally, our strategy has the potential to facilitate our surgical facility business development effort as we begin marketing Ancillary Service offerings to currently unaffiliated physicians.

We believe our experience executing on a variety of acquisition types enables us to continue the successful employment of our disciplined acquisition strategy and continue to make selective acquisitions to drive growth. Taken together, our differentiated Ancillary Services strategy not only increases our target acquisition opportunity set, but capturing Ancillary Services revenue in our newly acquired facilities allows us to achieve lower effective purchase multiples.

Introduce New Service Offerings to Provide a More Comprehensive Continuum of Care

We are committed to building a differentiated outpatient delivery model to better serve the needs of patients, physicians and payors. In addition to our current suite of services, we see significant opportunity to better position our Company in an evolving healthcare landscape and accelerate growth through the expansion of services supporting our physicians. We believe offering services across the continuum of outpatient care will better position our Company for evolving reimbursement structures, further support our physicians, enhance the quality of care for our patients and drive exceptional organic growth. In addition to new revenue generated from procedures in our facilities, we also believe certain service offerings could broaden the types of procedures we can offer in our surgical facilities. For instance, providing patients with rehabilitation and physical therapy services would allow our ASCs to offer more complex spine and orthopedic procedures that typically occur in a hospital setting.

Industry Overview

Surgical Facilities

According to CMS, in 2013, the U.S. spent approximately $2.9 trillion on healthcare expenditures, which is projected to grow approximately 6% annually from 2015 through 2023. For many years, government programs, private insurance companies, managed care organizations and self-insured employers have implemented cost containment measures intended to limit the growth of healthcare expenditures. These cost-containment measures, together with technological advances, have contributed to the significant shift in the delivery of healthcare services away from traditional inpatient hospital settings to more cost effective surgical facilities, including ASCs and surgical hospitals. According to industry sources, in 2014, the United States outpatient surgical center industry has grown into an estimated $23 billion industry and includes approximately 5,400 Medicare-certified ASCs. ASCs have been viewed as a successful way to increase efficiency by improving the quality of, and access to, healthcare and increasing patient satisfaction, while simultaneously reducing costs. Surgical hospitals are larger than a typical ASC and include inpatient hospital rooms and, in some cases, a limited scope emergency department. The offerings in a surgical hospital also include acute care services, such as diagnostic imaging, pharmacy, laboratory, obstetrics, physical therapy, oncology and wound care. As the focus on containing healthcare expenditure grows in response to the Affordable Care Act, surgical procedures are expected to continue to shift dramatically from inpatient to outpatient settings. We believe we are well positioned to benefit from trends currently affecting the markets in which we compete.

Increasing Demand for Surgical Procedures in Outpatient Settings

According to the American Hospital Association, the percentage share of outpatient surgery has increased from 19% in 1981 to 64% in 2010. This shift has occurred for a variety of reasons, including an increase in the number of procedures that can be performed safely in an outpatient environment, the high quality outcomes at lower cost of the outpatient setting relative to the inpatient setting, patient preference due to increased convenience, physician preference due to increased efficiency, patient and payor preference due to the lower cost setting.

Advancements in Medical Technology

New technologies, faster acting and more effective anesthesia and less invasive surgical techniques have increased the number of procedures that can be performed in an ASC. Lasers, arthroscopy, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time for patients. Advances in the use of anesthesia have shortened recovery time by minimizing postoperative side effects such as nausea and drowsiness. Procedures that only a few years ago required major incisions, long-acting anesthetics and extended convalescence can now be performed through closed techniques utilizing short-acting anesthetics and with minimal recovery time. Of these new techniques and technologies, more complex surgical procedures that previously were performed only on an inpatient basis can now be performed in an ASC. Medicare, often the benchmark for other insurance plans, has approved approximately 3,400 procedures to be performed in a surgery center. We believe that ASCs are likely to receive continued regulatory support as more cost effective alternative surgical procedures can be performed in the ASC setting compared to traditional, in-hospital care.

Improved Outcomes and Convenience for Patients at Lower Costs

ASCs provide outstanding patient safety and superior clinical outcomes due to the focus and specialization of a center’s professional staff. ASCs have lower rates of inpatient hospital admission, hospital-acquired infections and mortality than hospital outpatient surgery departments. A 2014 study of inpatient hospital admission and mortality following outpatient surgical procedures found the rates of these adverse events were lower in ASCs as compared to hospital outpatient departments. Additionally, the study found that adverse events in ASCs remained lower than hospital outpatient departments even after controlling for factors associated with higher-risk patients. Finally, ASCs often offer patients greater convenience than hospital outpatient departments with more convenient locations and ability to schedule surgery.

Compelling Value Proposition for Physicians

Many physicians prefer surgical facilities over general acute care hospitals because of greater scheduling flexibility, more consistent nurse staffing and faster turnaround times between cases, which allows physicians to increase the number of surgical procedures they can perform in a given period of time. Due to the non-emergency, elective nature of most ASC procedures, physicians’ schedules are rarely interrupted, enabling physicians to more efficiently secure preferred blocks of time in the operating room. This is in contrast to acute care hospitals, where medical emergencies often demand the unplanned use of operating rooms and result in the postponement or delay of scheduled surgical procedures, disrupting physicians’ practices and inconveniencing patients. Physicians are also increasingly interested in pursuing partnerships with other physicians in order to gain greater stability, access to scaled clinical and operating systems and a pathway to participating in new payment models. These partnerships help relieve physicians of the financial and administrative burdens resulting from uncertainty regarding reimbursement and healthcare legislation. These factors have helped to drive the percentage of surgical procedures performed in an outpatient setting from 19% in 1981 to 64% in 2010. In addition, our in-house Ancillary Services provide support for our surgical specialists who are then relieved from the additional burden of coordinating third-party support services.

Reduced Costs for Payors

There has been an increased focus on controlling the growth of healthcare expenditures and as a result, cost containment measures have contributed to the significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost effective alternate sites, including ASCs. Government programs, private insurance companies, managed care organizations and self-insured employers have implemented these cost containment measures to limit increases in healthcare expenditures, including procedure reimbursement. In addition, as patients are facing increased financial responsibility through higher co-pays and deductibles, there is increased consumerism as patients are encouraged to find more cost effective options for their healthcare. Surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of lower facility development costs, more efficient staffing and space utilization, a specialized operating environment focused on quality of care and aligned incentives for physicians and ASCs to control costs and improve efficiency. Based on 2014 Medicare fee schedules, a procedure in an ASC costs, on average, approximately 55% of what the same procedure costs when performed in a hospital surgery department, according to the Ambulatory Surgery Center Association. These cost savings will continue to incent constituents across the healthcare continuum to shift the delivery of surgical procedures to ASCs.

Ancillary Services

A broad market of ancillary and related services facilitates operational efficiencies for physicians. In the areas of specialty where our physicians are focused, the associated ancillary services include a diagnostic laboratory, multi-specialty physician practices, urgent care facilities, anesthesia services, optical services and specialty pharmacy services. These industries represent approximately $127 billion of annual healthcare expenditures and provide a broad opportunity for us to expand our Ancillary Services outreach to support patients and physicians.

Our Operations Overview

General

Our portfolio includes 96 ASCs, 30 physician practices, seven urgent care facilities, six surgical hospitals and other facilities including radiation oncology practices, a diagnostics laboratory and a specialty pharmacy. These facilities are supported by a suite of complementary Ancillary Services.

Our typical ASC is a free-standing facility for lower-acuity, planned, surgical procedures performed on an outpatient basis on patients not requiring hospitalization and for whom an overnight stay is not expected after surgery. Each center typically has one to four operating or procedure rooms with areas for reception, pre-operative care, recovery and administration. The average facility size is 8,000 to 12,000 square feet. Centers are specifically tailored to meet the needs of physician-partners and their specialties. Of our 96 ASCs, 93 utilize leased real property, and of such 93, a total of 19 leases are set to expire during the next three years. We expect to be able to renew or replace a substantial majority of these leases on substantially similar terms. Our typical leases are 10 years, with two five-year renewal options. The staff of our ASCs generally includes a center administrator, registered nurses, operating room technicians, as well as other administrative staff.

Our surgical hospitals are generally larger than our ASCs and include inpatient hospital rooms and, in two cases, a limited scope emergency department. Some of our surgical hospitals also provide ancillary services such as diagnostic imaging, pharmacy, laboratory, obstetrics, physical therapy, oncology and wound care.

Our urgent care facilities primarily treat patients with injuries or illnesses requiring immediate care, but not serious enough to require an emergency room visit. Urgent care facilities are distinguished from our other facilities by their scope of conditions treated and available facilities on-site.

Each facility is licensed by the state and certified as a provider under federal programs. The facilities are available for use only by licensed physicians performing surgical procedures. We ensure consistent quality of care by assisting our partners with establishing and maintaining accreditation with the Accreditation Association for Ambulatory Health Care (“AAAHC”) or the Joint Commission, the accrediting bodies for the ASC and hospital industries. As of March 31, 2015, 87 of our 102 surgical facilities were accredited by either AAAHC or the Joint Commission, and the remainder were in the process of obtaining accreditation.

We operate both multi-specialty and single-specialty facilities. In multi-specialty facilities, a variety of surgical procedures are performed, including: ENT, GI, general surgery, ophthalmology, orthopedics and pain management. We have diversified our facility procedure mix by strategically introducing select specialties that will complement existing facilities. In many cases, we keep certain facilities as single-specialty where it suits an individual facility or market demand.

Ancillary Services

We also provide a number of Ancillary Services. Rather than contracting with third-party providers, we own ancillary businesses in diagnostics, physician practices, urgent care, anesthesia, optical and pharmacy. Our Company, physicians and patients benefit from these services through improved clinical efficiency and scheduling, and from incremental revenue and profitability associated with retaining these fees.

•

Diagnostic Laboratory: We offer physicians both toxicology and DNA testing services through our diagnostic laboratory, a facility wholly-owned by Surgery Partners based in Tampa, Florida. Advanced toxicology screening provides physicians with the ability to identify when a patient is taking too much of a prescribed substance, when a patient is non-compliant with a prescribed substance or when a patient is taking unprescribed or illicit substances. The goal of our DNA testing services is to provide testing that helps guide physicians to the best treatment plan based on a patient’s DNA profile. Testing also ensures that regular toxicology screenings are appropriately interpreted. We intend to broaden our diagnostic laboratory offerings in support of the needs of our physicians across our existing specialties and new service lines.

•	Multi-Specialty Physician Practices: As of March 31, 2015, we owned or operated 30 physician practices with facilities in seven states. In total, through our physician practices, we employed over 100 physicians who focus on a number of specialties. We also provide our physician practices with relief from scheduling, billing and collections, staffing, regulatory compliance and other administrative and operational activities to allow them to focus on patient care.

•	Urgent Care Facilities: Our urgent care facilities primarily treat injuries or illnesses requiring immediate care, but not serious enough to require an emergency room visit. Urgent care centers have become an increasingly viable alternative for patients as wait times for both primary care and emergency care providers continue to rise. Our urgent care facilities fill an access gap by providing walk-in care, especially during evening and weekend hours. In addition to the convenience they provide patients, our urgent care facilities also offer one of the lowest cost settings for both patients and payors. As the demands on primary care providers increase and insurance coverage expands, the urgent care industry is expected to continue growing. We own and operate seven urgent care facilities in proximity to our surgical hospitals. Our urgent care facilities provide support and additional access points to our surgical hospitals. The urgent care market represented approximately $16 billion of annual healthcare expenditures in 2014. There is significant fragmentation in the urgent care market with over 9,000 sites in the United States and no industry player making up 5% or more of industry revenue in 2014. The fragmentation in the urgent care market creates significant room for consolidation and growth.

•	Anesthesia Services: As of March 31, 2015 we provide anesthesia in 29 of our 96 surgical facilities. These services are provided by our certified registered nurse anesthetists or physician anesthesiologists. These employment or contract relationships vary by state to comply with corporate practice of medicine laws. As of January 2015, the anesthesiology market was $19 billion.

•	Optical Services: Our optical services offerings support our ophthalmologist partners. These services consist of a group purchasing organization, an eyewear manufacturing laboratory and an ophthalmic education and marketing services company. Through these services, we are able to leverage our first-hand customer and industry experience in recruiting, retention and strategic planning at our ASCs offering ophthalmologic services. The optical services market represented approximately $14 billion of annual healthcare expenditures in 2014.

•	Specialty Pharmacy Services: Our specialty pharmacy service line supports our physicians and provides expansion opportunities across multiple specialties within our delivery system, including ENT, GI, general surgery, ophthalmology, orthopedic and pain management specialties. Our specialty pharmacy service line allows us to maintain control of quality and compliance with treatment programs. To ensure a high standard of care and appropriately expand these offerings, we have hired experienced pharmacists to supervise operations of our specialty pharmacy service offerings, which include compounding to meet the unique needs of our patients and distribution of these complex medications. The specialty pharmacy market represented approximately $78 billion of annual healthcare expenditures in 2014. Our specialty pharmacy service line affords us the ability to expand services across new specialties, such as infusion therapy and sterile products and support future growth into new service lines.

Partnership Model

As of March 31, 2015, our multi-specialty and single-specialty surgical facilities portfolio was comprised of 96 ASCs and six surgical hospitals owned primarily in partnership with physicians. On a pro forma basis, approximately 4,000 physicians provided services to over 500,000 patients in our facilities during 2014. Our facilities are organized as limited partnerships or limited liability companies where we typically own a majority stake (on average approximately 57%) with physician partners owning the remaining share. Of our 102 surgical facilities, we own 13 facilities in partnership with a physician and an in-market health system in a joint venture. In all of our facilities we serve as the general partner (or its equivalent) as well as the day-to-day manager of each entity. We typically charge a management fee equal to a percentage of the revenue of the facility. Ownership distributions are generally made on a monthly or quarterly basis and are calculated by measuring available cash less appropriate reserves.

The partnership agreements typically include provisions to restrict the physician-partner from owning an interest in a surgical facility during the period in which the physician owns an interest in our facility and for a period of one or two years thereafter. Additionally, these agreements typically require physician-partners to certify that they are using the applicable surgical center in a way that is consistent with the regulatory guidance on what constitutes use of the facility as an “extension of their office practice.” In our multi-specialty facilities, this means, among other things, that at least one-third of their eligible cases are to be performed at the Surgery Partners’ facility in which the physician is an investor. This provision helps ensure physician-partner involvement in their facility and gives us the right to repurchase equity from physician-partners who do not meet this threshold. Additionally, our partnership agreements typically give us the right, but not the requirement, to repurchase equity interests from existing physician-partners who retire or trigger certain other repurchase provisions in their respective partnership agreements. We can and typically do resyndicate the repurchased ownership to new physicians.

Operational Structure and Support

Our facilities are overseen by a regional management structure centered around Vice Presidents of Operations. Each ASC on average employs a staff of approximately 18 full time employees, which varies depending on the size of the ASC, the number of operating rooms and surgical specialty mix. Vice Presidents of Operations take a hands-on approach by routinely visiting each facility and leading partnership meetings. Vice Presidents are responsible for analyzing weekly reports of projected case volume to ensure ASCs are meeting growth and budget goals, updating facility level business plans on a quarterly basis, and hosting onsite partner meetings with the facility administrator and physicians to discuss opportunities for growth and improvement. Our enterprise-wide operational structure ensures that strategic initiatives are quickly implemented on a facility level and issues and opportunities at the ASC level are communicated to corporate management. This structure allows frequent communication between management and each facility in order to replicate best practices.

Centralized operational support is also provided to our ASC facilities, including billing and collections, managed care negotiations, vendor contracts, legal, compliance, capital assistance, recruitment, human resources, financial reporting and tax compliance functions. Each new facility has a dedicated operational team to provide a tailored plan to maximize operating performance in the areas of strategic initiatives, financial performance, development of services offered and the staff required, upkeep with AAAHC or the Joint Commission accreditation and general operations oversight.

Our senior management team also spends a significant amount of time focused on the needs and interests of our physician-partners. Physician meetings are conducted regularly and feedback is incorporated into the operations and strategic direction of both individual facilities and the overall business. Facility-level teams take an individualized approach to setting up operating rooms to the specifications of each physician’s preferences. Management regularly attends surgical procedures to understand the specifics of the physicians’ experience. This ensures that operating room set-up times are minimized and capacity is used efficiently. As a result, physicians can spend more time on revenue generating surgical procedures, while our management team is tasked with items including on-site management, access to capital for equipment purchases, cost savings through group purchasing, optimal reimbursement through managed care contracting, and guidance on complex regulatory and compliance issues.

Recruitment, Retention and Resyndication

We employ a dedicated business development team with a track record of success in physician recruitment and retention. Our existing network of physician partners serves as an important resource for new physician candidates. The recruiting team works with physician-partners to maintain a proprietary database of potential doctor recruits by scheduling facility tours and arranging trial surgical procedures. Members of the recruiting team are present for the first three visits a potential physician makes to a surgical facility and follow a highly detailed protocol to ensure our high standard for customer service is met. Due to our patient- and physician-centric culture and emphasis on patient care and administrative support, we have achieved an approximately 96% physician retention rate from 2009 through 2014.

Our dedicated physician recruiting team is also responsible for resyndication efforts. We resyndicate equity interests in our facilities when we provide physicians who utilize our facilities with opportunities to purchase or increase their ownership interests in those facilities. The ownership interests we resyndicate can be interests we repurchased from existing physician partners or our own ownership stake in a given facility. For instance, we utilize resyndications in our active retirement and succession planning efforts. By working closely with our physician partners, we are able to proactively identify buyers of a retiring physician’s ownership interests to mitigate the potential impact such a retirement could have on a given facility. Successful resyndication is important to ensuring the ownership interests of our facilities are held by high quality physicians who actively utilize the facility and are incentivized to maintain our patient-centric culture of delivering high quality, cost effective care in our facilities.

IT Infrastructure

We have made significant investments in our information technology infrastructure in order to manage our growing network of facilities effectively. Our senior management has successfully integrated legacy billing IT systems acquired through past acquisitions and is equipped to quickly integrate systems from future acquisitions. Our integrated information systems collect and analyze facility, patient, financial and marketing data, which allows us to centrally manage operations on an enterprise-wide level. All of our systems are scalable and capable of being rolled out to de novo facilities and integrated into acquired facilities.

Management Monitoring Tools and Focus on Operating Metrics

We leverage the strong reporting capabilities of our information systems to monitor key performance indicators on a daily basis across a multitude of categories in order to achieve growth, efficiency and profitability. This data driven approach to management is results-oriented and led by objective decision making through a continuous review of performance metrics. Our approach also enables management to identify challenges and opportunities early and make real-time decisions. Additionally, this approach supports a detailed, bottoms-up budgeting process and allows for a more accurate forecasting methodology.

Our senior management uses an in-house business intelligence tool to measure operating results against target thresholds and to identify, monitor and adjust areas such as surgical case mix, staffing, operating costs, expenses and accounts receivable management. The approach also creates a high level of accountability for individuals, as facility administrators are responsible for key statistics that are regularly reported to senior management.

Billing and Payment

Each of our surgical facilities uses a financial reporting system that provides information to our corporate office to track financial performance on a timely basis. In addition, each of our surgical facilities uses an operating system to manage its business that provides critical support in areas such as scheduling, billing and collection, accounts receivable management, purchasing and other essential operational functions. We have implemented systems to support all of our surgical facilities and to enable us to more easily access information about our surgical facilities on a timely basis.

The American Recovery and Reinvestment Act of 2009 (the “ARRA”) provides for Medicare and Medicaid incentive payments for eligible hospitals and professionals that implement and achieve meaningful use of certified Electronic Health Records (“EHR”) technology. Where appropriate, our surgical hospitals have implemented systems to comply with the EHR meaningful use requirements of the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”) in time to qualify for the maximum available incentive payments. Compliance with the meaningful use requirements has and will continue to result in significant costs, including business process changes, professional services focused on successfully designing and implementing EHR solutions along with costs associated with the hardware and software components of the project.

We calculate revenue through a combination of manual and system generated processes. Our operating systems include insurance modules that allow us to establish profiles of insurance plans and their respective payment rates. The systems then match the charges with the insurance plan rates and compute a contractual adjustment estimate for each patient account. We then manually review the reasonableness of the systems’ contractual adjustment estimate using the insurance profiles. This estimate is adjusted, if needed, when the insurance payment is received and posted to the account. Revenue is computed and reported by the systems as a result of this activity.

It is our policy to collect co-payments and deductibles prior to providing services. It is also our policy to verify a patient’s insurance 72 hours prior to the patient’s procedure. Because our services are primarily non-emergency, our surgical facilities have the ability to control these processes. We do not track exceptions to these policies, but we believe that they occur infrequently and involve insignificant amounts. When exceptions do occur, we require patients whose insurance coverage is not verified to assume full responsibility for the fees prior to services being rendered, and we seek prompt payment of co-payments and deductibles and verification of insurance following the procedure.

We manually input each patient’s account record and the associated billing codes. Our operating systems then calculate the amount of fees for that patient and the amount of the contractual adjustments. Claims are submitted electronically if the payor accepts electronic claims. We use clearinghouses for electronic claims, which then forward the claims to the respective payors. Payments are manually input to the respective patient accounts.

The largely scheduled nature of the procedures performed in our facilities allows the aforementioned pre-screening of patients to verify benefits and is a key contributor to the low level of bad debt we experience (approximately 3.5% of our accounts receivable balance in 2014).

We have developed proprietary measurement tools to track key operating statistics at each of our surgical facilities by integrating data from our local operating systems and our financial reporting systems. Management uses these tools to measure operating results against target thresholds and to identify, monitor and adjust areas such as surgical specialty mix, staffing, operating costs, employee expenses and accounts receivable management. Our corporate and facility-level management teams are compensated in part using performance-based incentives focused on revenue and operating income growth.

Surgical Case Mix

We operate both multi-specialty and single-specialty facilities. In multi-specialty facilities, physicians perform a variety of surgical procedures including ENT, GI, general surgery, ophthalmology, orthopedics and pain management. We have diversified our facility procedure mix by strategically selecting specialties that will complement existing facilities and keep certain facilities as single-specialty where it suits an individual facility or market demand.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Cardiology	1.1%	—%	0.3%	—%	—%
Ear, nose and throat	3.9%	2.1%	2.8%	2.5%	2.7%
Gastrointestinal	22.4%	11.9%	15.0%	10.7%	8.8%
General surgery	2.9%	2.6%	2.9%	2.4%	2.7%
Obstetrics/gynecology	1.9%	—%	0.6%	—%	—%
Ophthalmology	29.7%	44.9%	40.7%	47.6%	48.8%
Orthopedic	15.3%	10.9%	11.6%	10.8%	10.5%
Pain management	17.4%	23.6%	21.5%	22.2%	22.5%
Plastic surgery	2.0%	2.1%	2.0%	2.2%	2.0%
Other	3.4%	1.9%	2.6%	1.6%	2.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Payor Mix

We have a diverse and attractive payor mix. In 2014, approximately 65.5% of patient service revenue was derived from non-governmental sources, including 52.1% from commercial payors, with a typical contract length of two to three years. Our contracted rates are a key differentiator from local competition that lack the scale and back-office support to maintain and negotiate contracts.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Private insurance payors	55.9%	53.4%	52.1%	60.6%	59.8%
Government payors	36.2%	33.6%	34.5%	28.0%	31.5%
Self-pay payors	2.3%	3.4%	3.5%	2.8%	3.0%
Other payors(1)	5.6%	9.6%	9.9%	8.6%	5.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Other payors is comprised of auto liability, letters of protection and other payor types.

Contracting

Our commercial payors typically reimburse at specifically negotiated contractual rates on a fee-for-service basis. Contractual, or “in-network”, rates are usually set every two years. During 2014 and the three months ended March 31, 2015, approximately 98% and 99%, respectively, of our net patient revenue from commercial payors was derived from providing “in-network” services. Commercial rates are typically facility-specific and are driven by a number of factors, including geographic location, demographics, and surgical specialty mix.

Although each facility generally negotiates individual contracts with third-party payors, we will continue to leverage our scale to negotiate more competitive contract terms. Our facilities are marketed directly to payors in order to communicate the significant cost advantages of ASCs versus hospitals, and we utilize this approach in discussions and negotiations with payors, which has resulted in rate increases. There is no significant payor concentration given the geographic diversification of our portfolio and market-specific contracting with commercial payors.

Other types of payors include workers’ compensation, self-pay payors, Medicaid, liability injuries and co-payments. Workers’ compensation is billed on a contractual basis based on an established fee schedule. Attorney and auto cases represent surgical procedures performed on patients involved in a liability injury, such as an automobile accident. Generally, we sign a letter of protection with a law firm and receive payment from the law firm upon settlement of the legal proceeding.

Competition

In each of our markets we face competition from other providers of patient care in undertaking joint ventures, completing strategic acquisitions, attracting patients and negotiating payor contract pricing. Among ASC operators in the United States that primarily focus on ASC operations, we are the second largest by revenue, based on our 2014 pro forma revenue. AmSurg Corp. and Surgical Care Affiliates, Inc. are the other largest national ASC operators. We exclude HCA Healthcare Corporation and Tenet Healthcare Corporation (which recently acquired United Surgical Partners, Inc.) from our list of direct competitors because they operate ASCs as part of a larger hospital operations business. Due to industry fragmentation, we commonly compete for business with hospitals partnering with physicians or with local physician groups who develop independent ASCs without a corporate partner. We believe we compete effectively because of our size, quality of our management services, experience, offering of Ancillary Services and reputation for providing quality care.

We often compete with other providers that perform outpatient procedures. In particular, we compete with the outpatient departments of acute care hospitals, which often perform the same procedures as we do in our facilities. We believe that, in comparison to acute care hospitals, our facilities compete favorably on the basis of cost, quality, efficiency and responsiveness to physician needs in a more comfortable and convenient environment for the patient. To a lesser, but growing, extent, we also face competition from physicians performing less complex outpatient procedures in their own offices.

Seasonality

Our net revenue fluctuates based on the number of business days in each calendar quarter, because the majority of services provided by physicians in our surgical facilities consist of scheduled procedures and office visits that occur during business hours. Revenue in the fourth quarter could also be impacted by an increased utilization of services due to annual deductibles which are not usually met until later in the year and also as patients try to utilize their healthcare benefits before they expire at year-end.

Employees

As of March 31, 2015, we employed approximately 3,500 full-time employees and 1,700 part-time employees. We also had relationships with approximately 1,000 partner physicians and approximately 3,000 affiliated physicians. While each facility varies depending on its size, case volume and case types, we employ an average of approximately 18 full-time equivalent employees at our ASCs, and an average of approximately 275 full-time equivalent employees at our surgical hospitals.

While we provide “full-time equivalent” information, a number of our employees work on flexible schedules rather than full-time, which increases our staffing efficiency. As a result, these employees also do not participate in our benefits structure, which we believe reduces the relative cost of our benefits plans to us. None of our employees is represented by a collective bargaining agreement.

Surgical Facilities Overview

As of March 31, 2015, each of our surgical facilities is set forth in the table below, and each is leased unless otherwise noted:

State / Surgical Facility	City	Number of Operating Rooms	Number of Treatment Rooms	Surgery Partners Percentage Ownership
Alabama
Birmingham Surgery Center	Birmingham	6	2	37	%(1)
Arkansas
NovaMed Surgery Center of Jonesboro	Jonesboro	2	1	51	%(1)
California
Specialty Surgical Center of Beverly Hills / Brighton Way	Beverly Hills	3	2	26	%(1)
Specialty Surgical Center of Beverly Hills / Wilshire Boulevard	Beverly Hills	4	2	27	%(1)
Specialty Surgical Center of Encino	Encino	4	2	34	%(1)
Specialty Surgical Center of Irvine	Irvine	4	1	57	%(1)
Specialty Surgical Center of Thousand Oaks	Westlake Village	4	2	20%
Center for Outpatient Surgery	Whittier	2	2	56	%(1)
Colorado
United Ambulatory Surgery Center	Colorado Springs	1	0	60	%(1)
NovaMed Surgery Center of Denver	Denver	1	1	51	%(1)
Animas Surgical Hospital	Durango	4	1	69	%(1)(2)
			12 Hospital Rooms
Minimally Invasive Spine Institute	Lafayette	2	1	40	%(1)
Delaware
Delaware Outpatient Center for Surgery	Newark	4	4	51	%(1)
Florida
Cape Coral Surgery Center	Cape Coral	5	7	80	%(1)
Lee Island Coast Surgery Center	Fort Myers	5	4	43	%(1)
Laser and Outpatient Surgery Center	Gainesville	2	1	51	%(1)
Jacksonville Beach Surgery Center	Jacksonville	4	1	80	%(1)
Lake Mary Surgery Center	Lake Mary	2	1	59	%(1)
Lake Worth Surgical Center	Lake Worth	3	1	87	%(1)
Palm Beach Outpatient Surgical Center	Lake Worth	2	1	60	%(1)
Tampa Bay Regional Surgery Center	Largo	1	2	51	%(1)
West Bay Surgery Center	Largo	4	4	51	%(1)
Park Place Surgery Center	Maitland	2	1	92	%(1)
Space Coast Surgery Center	Merritt Island	1	0	55	%(1)
The Gables Surgical Center	Miami	2	0	88	%(1)
Miami Surgical Center	Miami	6	0	54	%(1)
Suncoast Surgery Center	New Port Richey	2	1	25	%(1)
*The Surgery Center of Ocala	Ocala	4	2	41	%(1)
Orange City Surgery Center	Orange City	2	1	51	%(1)
Downtown Surgery Center	Orlando	4	1	61	%(1)
Millenia Surgery Center	Orlando	2	0	71	%(1)
Sarasota Ambulatory Surgery Center	Sarasota	2	0	48	%(1)
Armenia Ambulatory Surgery Center	Tampa	2	4	96	%(1)
Westchase Surgery Center	Tampa	4	0	51	%(1)
New Tampa Surgery Center	Wesley Chapel	2	2	61	%(1)

State / Surgical Facility	City	Number of Operating Rooms	Number of Treatment Rooms	Surgery Partners Percentage Ownership
Georgia
Atlanta Eye Surgery Center	Atlanta	2	1	100	%(1)
Premier Surgery Center	Brunswick	3	0	61	%(1)
The Surgery Center	Columbus	4	2	63	%(1)
Hawaii
Honolulu Spine Center	Honolulu	2	1	41	%(1)
Idaho
Mountain View Hospital	Idaho Falls	10	2	62	%(1)(2)
			43 hospital rooms
Illinois
NovaMed Eye Surgery Center -Northshore	Chicago	1	1	67	%(1)
Eyes of Illinois Surgery Center	Maryville	1	1	41	%(1)
Center for Reconstructive Surgery	Oak Lawn	4	0	56	%(1)
NovaMed Surgery Center of River Forest	River Forest	2	0	51	%(1)
Valley Ambulatory Surgery Center	St. Charles	7	1	40	%(1)
Indiana
Surgical Center of New Albany	New Albany	3	1	51	%(1)
NovaMed Eye Surgery Center of New Albany	New Albany	2	1	51	%(1)
NovaMed Pain Management Center of New Albany	New Albany	2	0	51	%(1)
Kansas
NovaMed Eye Surgery Center of Overland Park	Overland Park	4	1	51	%(1)
Cypress Surgery Center	Wichita	6	5	52	%(1)
Kentucky
DuPont Surgery Center	Louisville	5	0	70	%(1)
Louisiana
Interventional Pain Management Center	Baton Rouge	4	1	51	%(1)
*Physicians Medical Center	Houma	6	4	54	%(1)(2)
			30 hospital rooms
Michigan
The Cataract Specialty Surgical Center	Berkley	2	1	51	%(1)
Surgery Center of Kalamazoo	Portage	4	0	62	%(1)
Mississippi
DeSoto Surgery Center	DeSoto	3	1	—	%(3)
Physicians Outpatient Center	Oxford	4	1	—	%(3)
Missouri
St. Louis Women’s Surgery Center	Ballwin	3	0	59	%(1)
Timberlake Surgery Center	Chesterfield	4	1	62	%(1)
NovaMed Eye Surgery Center of North County	Florissant	1	0	100	%(1)
Central Missouri Medical Park Surgical Center	Jefferson City	4	1	42	%(1)
Blue Ridge Surgical Center	Kansas City	2	1	51	%(1)
St. Peters Ambulatory Surgery Center	St. Peters	2	0	53	%(1)

State / Surgical Facility	City	Number of Operating Rooms	Number of Treatment Rooms	Surgery Partners Percentage Ownership
St. Louis Spine and Orthopedic Surgery Center	Town and Country	3	1	56	%(1)
NovaMed Surgery Center of Warrensburg	Warrensburg	2	1	51	%(1)
Montana
Great Falls Clinic Medical Center	Great Falls	3	20 hospital rooms	50	%(1)(2)
Great Falls Clinic Surgery Center	Great Falls	3	2	93	%(1)
Nebraska
Surgery Center of Fremont	Fremont	1	1	51	%(1)
New Hampshire
New Hampshire Eye SurgiCenter	Bedford	1	1	67	%(1)
Nashua Eye Surgery Center	Nashua	2	0	51	%(1)
New York
Eastern Orange Ambulatory Surgery Center	Cornwall	4	2	—	%(3)
North Carolina
Orthopaedic Surgery Center of Asheville	Asheville	3	0	54	%(1)
Wilmington SurgCare	Wilmington	7	3	72	%(1)
Ohio
Physicians Ambulatory Surgery Center	Circleville	2	0	53	%(1)
Surgery Center of Sandusky	Sandusky	1	1	60	%(1)
Valley Surgery Center	Steubenville	3	1	34	%(1)
Pennsylvania
The Center for Specialized Surgery	Bethlehem	2	2	66	%(1)
Village SurgiCenter of Erie	Erie	5	1	71	%(1)
Crozer Keystone Surgery Center at Haverford	Haverford	5	1	—	%(4)
Physicians Surgical Center	Lebanon	3	1	65	%(1)
Rhode Island
East Greenwich Endoscopy Center	East Greenwich	0	4	45	%(1)
East Bay Endoscopy Center	Portsmouth	0	1	75	%(1)
Bayside Endoscopy Center	Providence	0	6	75	%(1)
Ocean State Endoscopy Center	Providence	0	3	45	%(1)
Tennessee
Renaissance Surgery Center	Bristol	2	1	37	%(1)
NovaMed Surgery Center of Chattanooga	Chattanooga	1	1	61	%(1)
*The Surgery Center of Cleveland	Cleveland	2	1	64	%(1)
Cool Springs Surgery Center	Franklin	5	1	36%
Germantown Surgery Center	Germantown	4	1	—	%(3)
Physicians Surgery Center	Jackson	4	1	20%
East Memphis Surgery Center	Memphis	6	2	—	%(3)
UroCenter	Memphis	3	0	—	%(3)
Union City Surgery Center	Union City	2	1	—	%(3)
Texas
Arise Austin Medical Center	Austin	6	1	25	%(2)(5)
			26 hospital rooms
Lubbock Heart and Surgical Hospital	Lubbock	4	6	58	%(1)(2)
			74 hospital rooms

State / Surgical Facility	City	Number of Operating Rooms	Number of Treatment Rooms	Surgery Partners Percentage Ownership
NorthStar Surgical Center	Lubbock	6	3	45	%(1)
American Surgery Center of South Texas	San Antonio	2	1	65	%(1)
Texarkana Surgery Center	Texarkana	4	3	58	%(1)
The Cataract Center of East Texas	Tyler	2	1	60	%(1)
Washington
Bellingham Ambulatory Surgery Center	Bellingham	3	0	80	%(1)
Microsurgical Spine Center	Puyallup	1	2	50	%(1)
Wisconsin
NovaMed Surgery Center of Madison	Madison	2	0	51	%(1)

*	Real property owned.
(1)	We consolidate this surgical facility for financial reporting purposes.
(2)	This surgical facility is licensed as a hospital.
(3)	We manage this surgical facility, but do not have ownership in the facility.
(4)	We hold a 48.0% non-consolidating ownership interest in a management service company that provides various management services to this surgical facility. We also have a management services agreement with the management service company.
(5)	We divested our ownership in this surgical facility in the second quarter of 2015.

Governmental Regulation

General

The healthcare industry is highly regulated, and we cannot provide any assurance that the regulatory environment in which we operate will not significantly change in the future or that we will be able to successfully address any such changes.

Every state imposes licensing requirements on individual physicians and healthcare facilities. In addition, federal and state laws regulate HMOs and other managed care organizations. Many states require regulatory approval, including licensure and accreditation, and in some cases, certificates of need, before establishing certain types of healthcare facilities, including surgical hospitals and ASCs, offering certain services, including the services we offer, or making expenditures in excess of certain amounts for healthcare equipment, facilities or programs. Our ability to operate profitably will depend in part upon our surgical facilities obtaining and maintaining all necessary licenses, accreditation, certificates of need and other approvals and operating in compliance with applicable healthcare regulations. Failure to do so could have a material adverse effect on our business.

Our surgical facilities are subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulations, civil rights, discrimination, building codes and medical waste and other environmental issues. Federal, state and local governments are expanding the regulatory requirements on businesses like ours. The imposition of these regulatory requirements may have the effect of increasing operating costs and reducing the profitability of our operations.

We believe that hospital, outpatient surgery, physician, laboratory and other diagnostic and healthcare services will continue to be subject to intense regulation at the federal and state levels. We are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future or how existing or future laws and regulations might be interpreted. If we, or any of our surgical facilities, fail to comply with applicable laws, it might have a material adverse effect on our business.

Certificates of Need and Licensure

Capital expenditures for the construction of new healthcare facilities, the addition of beds or new healthcare services or the acquisition of existing healthcare facilities may be reviewable by state regulators under statutory schemes that are sometimes referred to as certificate of need laws. States with certificate of need laws place limits on the construction and acquisition of healthcare facilities and the expansion of existing facilities and services. In these states, approvals, generally known as certificates of need, are required for capital expenditures exceeding certain preset monetary thresholds for the development, acquisition and/or expansion of certain facilities or services, including surgical facilities. We have a concentration of surgical facilities in certificate of need states as we believe the regulations present a competitive advantage to existing operators.

Our healthcare facilities also are subject to state licensing requirements for medical providers. Our ASC facilities have licenses to operate in the states in which they operate and must meet all applicable requirements for ASCs. In addition, even though our surgical facilities that are licensed as hospitals primarily provide surgical services, they must meet all applicable requirements for general hospital licensure. To assure continued compliance with these regulations, governmental and other authorities periodically inspect our surgical facilities. The failure to comply with these regulations could result in the suspension or revocation of a facility’s license. In addition, based on the specific operations of our surgical facilities, some of these facilities maintain a pharmacy license, a controlled substance registration, a clinical laboratory certification waiver, and environmental protection permits for biohazards and/or radioactive materials, as required by applicable law.

Healthcare Reform

The Affordable Care Act has been subject to a number of challenges to their constitutionality. On June 28, 2012, the United States Supreme Court upheld challenges to the constitutionality of the “individual mandate” provision, which generally requires all individuals to purchase healthcare insurance or pay a penalty, but struck down as unconstitutional the provision that would have allowed the federal government to revoke all federal Medicaid funding to any state that did not expand its Medicaid program. As a result, many states have refused to extend Medicaid eligibility to more individuals as envisioned by the law.

Other legal challenges are pending. In 2015, the United States Supreme Court will decide King et al. v. Burwell, a case challenging the federal government’s authority to provide tax credits to subsidize insurance premiums for certain individuals purchasing insurance through a federal health insurance exchange. If the Court decides in favor of plaintiffs, many more people could lose their ability to afford insurance, and individuals receiving subsidies arguably might no longer be required to purchase insurance.

In addition, several bills have been and will likely continue to be advanced in Congress that would defund, repeal or amend all or significant provisions of the Affordable Care Act, and a number of provisions of the Affordable Care Act that were supposed to become effective, such as the provision that requires employers with 50 or more full-time employees or full-time employee equivalents to provide affordable health insurance to those employees, have been delayed by the Obama administration. As a result, it is difficult to predict the impact the Affordable Care Act will have on our business given the threats to and uncertainty surrounding key provisions of the Affordable Care Act. However, depending on how the Affordable Care Act is ultimately interpreted, amended and implemented, it could have an adverse effect on our business, financial condition and results of operations.

Moreover, other legislative changes have also been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments, will remain in effect through 2024 unless additional

Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These and other similar new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our financial operations.

Medicare and Medicaid Private Contractor Audits

CMS has implemented a number of programs that use private contractors that contract with CMS to identify overpayments and underpayments and other potential sources of billing fraud. These contractors, known as Recovery Audit Contractors (“RACs”) and Zone Program Integrity Contractors (“ZPICs”) conduct both post-payment and pre-payment review of claims submitted by Medicare providers. In addition, CMS employs Medicaid Integrity Contractors (“MICs”) to perform post-payment audits of Medicaid claims and identify overpayments. Our facilities and providers continue to receive letters from auditors such as RACs and ZPICs requesting repayment of alleged overpayments for services and incur expenses associated with responding to and appealing these determinations, as well as the costs of repaying any overpayments. Moreover, in recent years, the increase in Medicare payment appeals has created a backlog such that resolving appeals often takes multiple years. For instance, we recently received the results of a MIC audit that resulted in an overpayment obligation. HMS Federal Solutions, a MIC, completed the audit of one of our surgical hospitals for the period July 1, 2009 through May 31, 2012 and determined an overpayment obligation in the amount of approximately $4.6 million based on its extrapolation of a statistical sampling of claims, as well as a civil monetary penalty in the amount of $162,000, for a total amount owed to Idaho’s Department of Health and Welfare, Medicaid Program Integrity Unit of approximately $4.7 million for failure to comply with Medicaid rules by billing for (i) non-covered services, (ii) services provided by non-eligible providers, (iii) services not provided and (iv) unauthorized services. We are in the process of preparing an appeal to the audit. Although all other repayments requested to date as a result of RAC, MIC and ZPIC audits have not been material to our Company, we are unable to quantify the financial impact of these audits on our facilities given the pending appeals and uncertainty about the extent of future audits.

Quality Improvement

The Medicare program presently requires hospitals and ambulatory surgery centers to report performance data on a variety of quality metrics. Facilities that fail to report are penalized with reduced Medicare payments. Additionally, payments to hospitals are adjusted based on the hospital’s performance on these quality measures. A substantial portion of hospital payment is at risk depending on its individual performance relative to benchmarks and other hospitals’ performance. There is a substantial risk that our Medicare payments could be reduced if our hospitals fail to perform adequately on these measures. Additionally, there is a risk that Medicare payments could be reduced if our facilities—hospitals and ASCs—fail to adequate report data as required by CMS. Ambulatory surgery center payments are not yet adjusted based on performance against quality measures, but there is a substantial risk that Congress may soon link ASC Medicare payments to actual performance, in addition to reporting. The Obama administration in early 2015 announced its intent to subject even more Medicare fee-for-service payments to value-based payment program, and has proposed several specific changes that could increase the percentage of our payments at risk based on quality performance.

If the public performance data becomes a primary factor in determining where patients choose to receive care, and if competing hospitals and ASCs have better results than our facilities on those measures, we would expect that our patient volumes could decline.

Medicare and Medicaid Participation

The majority of our revenue is expected to continue to be received from third-party payors, including federal and state programs, such as Medicare and Medicaid, and commercial payors. To participate in the Medicare program and receive Medicare payment, our surgical facilities must comply with regulations promulgated by the Department of Health and Human Services (“HHS”). Among other things, these regulations, known as “conditions for coverage” or “conditions of participation,” impose numerous requirements on our facilities, their equipment, their personnel and their standards of medical care, as well as compliance with all applicable state and local laws and regulations. On April 26, 2007, CMS issued a policy memorandum that reaffirmed its prior interpretation of its conditions of participation that all hospitals (other than critical access hospitals) participating in the Medicare program are required to provide basic emergency care interventions regardless of whether or not the hospital maintains an emergency department. Our six facilities licensed as hospitals are required to meet this requirement to maintain their participating provider status in the Medicare program. Three of our hospitals, which do not have an emergency room, maintain a protocol for the transfer of patients requiring emergency treatment, which protocol may be interpreted as inconsistent with the 2007 CMS policy memorandum. Our surgical facilities must also satisfy the conditions of participation to be eligible to participate in the various state Medicaid programs. The requirements for certification under Medicare and Medicaid are subject to change and, in order to remain qualified for these programs, we may have to make changes from time to time in our facilities, equipment, personnel or services. Although we intend to continue to participate in these reimbursement programs, we cannot assure you that our surgical facilities will continue to qualify for participation.

The Affordable Care Act and its implementing regulations require a hospital to provide written disclosure of physician ownership interests to the hospital’s patients and on the hospital’s website and in any advertising, along with annual reports to the government detailing such interests. Additionally, hospitals that do not have 24/7 physician coverage are required to inform patients of this fact and receive signed acknowledgment from the patients of the disclosure. A hospital’s provider agreement may be terminated if it fails to provide the required notices. In 2010, CMS issued a “self-referral disclosure protocol” for hospitals and other providers that wish to self-disclose potential violations of the Stark Law to CMS and to attempt to resolve those potential violations and any related overpayment liabilities at levels below the maximum penalties and amounts set forth in the statute. The disclosure requirements set forth in the Affordable Care Act and the self-referral disclosure protocol reflect a move towards increasing government scrutiny of the financial relationships between hospitals and referring physicians and increasing disclosure of potential violations of the Stark Law to the government by hospitals and other healthcare providers. We intend for all of our facilities to meet their disclosure obligations.

Survey and Accreditation

Hospitals and healthcare facilities are subject to periodic inspection by federal, state and local authorities to determine their compliance with applicable regulations and requirements necessary for licensing, certification and accreditation. All of our hospitals and surgical facilities currently are licensed under appropriate state laws and are qualified to participate in the Medicare and Medicaid programs. Renewal and continuation of certain of these licenses, certifications and accreditations are based on inspections or other reviews generally conducted in the normal course of business of health facilities. Loss of, or limitations imposed on, licenses or accreditations could reduce a facility’s utilization or revenue, or its ability to operate all or a portion of its facilities.

Utilization Review

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients must be reviewed by quality improvement organizations, which review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of MS-DRG classifications and the appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided or assess fines and also have the authority to recommend to HHS that a provider which is in substantial noncompliance with the standards of the quality improvement organization be excluded from participation in the Medicare program. Utilization review is also a requirement of most non-governmental managed care organizations.

Federal Anti-Kickback Statute and Medicare Fraud and Abuse Laws

The Social Security Act includes provisions addressing false statements, illegal remuneration and other instances of fraud and abuse in federal health care programs. These provisions include the statute commonly known as the federal Anti-Kickback statute (the “Anti-Kickback Statute”). The Anti-Kickback Statute prohibits providers and others from, among other things, soliciting, receiving, offering or paying, directly or indirectly, any remuneration in return for either making a referral for, or ordering or arranging for, or recommending the order of, any item or service covered by a federal healthcare program, including, but not limited to, the Medicare and Medicaid programs. Violations of the Anti-Kickback Statute are criminal offenses punishable by imprisonment and fines of up to $25,000 for each violation. Civil violations are punishable by fines of up to $50,000 for each violation, as well as damages of up to three times the total amount of remuneration received from the government for healthcare claims.

Because physician-investors in our surgical facilities are in a position to generate referrals to the facilities, the distribution of available cash to those investors could come under scrutiny under the Anti-Kickback Statute. Some courts have held that the Anti-Kickback Statute is violated if one purpose (as opposed to a primary or the sole purpose) of a payment to a provider is to induce referrals. Further, Section 6402(f)(2) of the Affordable Care Act amends the Anti-Kickback Statute by adding a provision to clarify that a person need not have actual knowledge of such section or specific intent to commit a violation of the Anti-Kickback Statute. Because none of these cases involved a joint venture such as those owning and operating our surgical facilities, it is not clear how a court would apply these holdings to our activities. It is clear, however, that a physician’s investment income from a surgical facility may not vary with the number of his or her referrals to the surgical facility, and we believe that we comply with this prohibition.

Under regulations issued by the OIG, certain categories of activities are deemed not to violate the Anti-Kickback Statute (commonly referred to as the safe harbors). According to the preamble to these safe harbor regulations, the failure of a particular business arrangement to comply with the regulations does not determine whether the arrangement violates the Anti-Kickback Statute. The safe harbor regulations do not make conduct illegal, but instead outline standards that, if complied with, protect conduct that might otherwise be deemed in violation of the Anti-Kickback Statute. Failure to meet a safe harbor does not indicate that the arrangement violates the Anti-Kickback Statute, although it may be subject to additional scrutiny.

We believe the ownership and operations of our surgery centers and hospitals do not fit wholly within any of the safe harbors, but we attempt to structure our ASCs to fit as closely as possible within the safe harbor designed to protect distributions to physician-investors in ambulatory surgery centers who directly refer patients to the ambulatory surgery center and personally perform the procedures at the center as an extension of their practice (the “ASC Safe Harbor”). The ASC Safe Harbor protects four categories of investors, including ASCs owned by (1) general surgeons, (2) single-specialty physicians, (3) multi-specialty physicians and (4) hospital/physician joint ventures, provided that certain requirements are satisfied. These requirements include the following:

•	The ASC must be an ASC certified to participate in the Medicare program, and its operating and recovery room space must be dedicated exclusively to the ASC and not a part of a hospital (although such space may be leased from a hospital if such lease meets the requirements of the safe harbor for space rental).

•	Each investor must be either (a) a physician who derived at least one-third of his or her medical practice income for the previous fiscal year or 12-month period from performing procedures on the list of Medicare-covered procedures for ASCs, (b) a hospital, or (c) a person or entity not in a position to make or influence referrals to the center, nor to provide items or services to the ASC, nor employed by the ASC or any investor.

•	Unless all physician-investors are members of a single specialty, each physician-investor must perform at least one-third of his or her procedures at the ASC each year. This requirement is in addition to the requirement that the physician-investor has derived at least one-third of his or her medical practice income for the past year from performing procedures.

•	Physician-investors must have fully informed their referred patients of the physician’s investment.

•	The terms on which an investment interest is offered to an investor are not related to the previous or expected volume of referrals, services furnished or the amount of business otherwise generated from that investor to the entity.

•	Neither the ASC nor any other investor nor any person acting on their behalf may loan funds to or guarantee a loan for an investor if the investor uses any part of such loan to obtain the investment interest.

•	The amount of payment to an investor in return for the investment interest is directly proportional to the amount of the capital investment (including the fair market value of any pre-operational services rendered) of that investor.

•	All physician-investors, any hospital-investor and the center agree to treat patients receiving benefits or assistance under a federal healthcare program in a non-discriminatory manner.

•	All Ancillary Services performed at the ASC for beneficiaries of federal healthcare programs must be directly and integrally related to primary procedures performed at the ASC and may not be billed separately.

•	No hospital-investor may include on its cost report or any claim for payment from a federal healthcare program any costs associated with the ASC.

•	The ASC may not use equipment owned by or services provided by a hospital-investor unless such equipment is leased in accordance with a lease that complies with the Anti-Kickback Statute equipment rental safe harbor and such services are provided in accordance with a contract that complies with the Anti-Kickback Statute personal services and management contract safe harbor.

•	No hospital-investor may be in a position to make or influence referrals directly or indirectly to any other investor or the ASC.

We believe that the ownership and operations of our surgical centers will not satisfy this ASC Safe Harbor for investment interests in ASCs because, among other things, we or one of our subsidiaries will generally be an investor in and provide management services to each ambulatory surgery center. We cannot assure you that the OIG would view our activities favorably even though we strive to achieve compliance with the remaining elements of this safe harbor.

In addition, although we expect each physician-investor to utilize the ASC as an extension of his or her practice and ask each physician-investor to certify this practice, we cannot assure you that all physician-investors will derive at least one-third of their medical practice income from performing Medicare-covered ASC procedures, perform one-third of their procedures at the ASC or inform their referred patients of their investment interests. Interests in our ASC joint ventures are purchased at what we believe to be fair market value. Investors who purchase at a later time generally pay more for a given percentage interest than founding investors. The result is that while all investors are paid distributions in accordance with their ownership interests, for ASCs where there are later purchases, we cannot meet the safe harbor requirement that return on investment is directly proportional to the amount of capital investment. The OIG has on several occasions reviewed investments relating to ASCs, and in Advisory Opinion No. 07-05, raised concerns that (a) purchases of interests from physicians might yield gains on investment rather than capital infusion to the ASCs, (b) such purchases could be meant to reward or influence the selling physicians’ referrals to the ASC or the hospital, and (c) such returns might not be directly proportional to the amount of capital invested. Nonetheless, we believe our fair market value purchase requirements and distribution policies comply with the Anti-Kickback Statute.

In OIG Advisory Opinion No. 09-09 (July 29, 2009), the OIG concluded that an arrangement involving an ASC joint venture between a hospital and physicians involving the combination of their two ASCs into a single, larger ASC presented minimal risk of fraud or abuse, despite the fact that it did not fit within any applicable Anti-Kickback safe harbors. Additionally, the OIG stated that fair market value should be determined based only on the tangible assets of each ASC since the physician investors are referral sources for the ASC. The OIG stated that a cash flow-based valuation of the business contributed by the physician investors potentially would include the value of the physician investors’ referrals over the time that their ASC was in existence prior to the merger with the hospital’s ASC. The OIG went on to note that a valuation involving intangible assets would not necessarily result in a violation of the Anti-Kickback Statute, but would require a review of all the facts and circumstances. It is not clear whether the OIG is concerned about using a cash flow-based valuation in most healthcare transactions involving referral sources, or just transactions, similar to this one, where the parties’ contributions would be valued differently for contributing the same assets if only one party’s contribution is valued as a going concern based on cash flow. Also, the OIG appears to be focused on historical cash flow rather than a projected, discounted cash flow, which is a commonly used valuation methodology. What is clear is that for the first time, the OIG addressed valuation methodologies, which could lead to increased scrutiny of all transactions involving physicians.

Our hospital investments do not fit wholly within the safe harbor for investments in small entities because more than 40.0% of the investment interests are held by investors who are either in a position to refer to the hospital or who provide services to the hospital and more than 40.0% of the hospital’s gross revenue last year were derived from referrals generated by investors. However, we believe we comply with the remaining elements of the safe harbor.

In addition to the physician ownership in our surgical facilities, other financial relationships of ours with potential referral sources could potentially be scrutinized under the Anti-Kickback Statute. We have entered into management agreements to manage the majority of our surgical facilities. Most of these agreements call for our subsidiary to be paid a percentage-based management fee. Although there is a safe harbor for personal services and management contracts (the “Personal Services and Management Safe Harbor”), the Personal Services and Management Safe Harbor requires, among other things, that the amount of the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fees are generally based on a percentage of revenue, our management agreements do not typically meet this requirement. We do, however, believe that our management arrangements satisfy the other requirements of the Personal Services and Management Safe Harbor for personal services and management contracts. The OIG has taken the position in several advisory opinions that percentage-based management agreements are not protected by a safe harbor, and consequently, may violate the Anti-Kickback Statute. We have implemented formal compliance programs designed to safeguard against overbilling and believe that our management agreements comply with the requirements of the Anti-Kickback Statute. However, we cannot assure you that the OIG would find our compliance programs to be adequate or that our management agreements would be found to comply with the Anti-Kickback Statute.

Certain of our ASCs have entered into arrangements for professional services, including arrangements for anesthesia services. In a Special Advisory Bulletin issued in April 2003, the OIG focused on “questionable” contractual arrangements where a health care provider in one line of business (the “Owner”) expands into a related health care business by contracting with an existing provider of a related item or service (the “Manager/Supplier”) to provide the new item or service to the Owner’s existing patient population, including federal health care program patients (so called “suspect Contractual Joint Ventures”). The Manager/Supplier not only manages the new line of business, but may also supply it with inventory, employees, space, billing, and other services. In other words, the Owner contracts out substantially the entire operation of the related line of business to the Manager/Supplier—otherwise a potential competitor—receiving in return the profits of the business as remuneration for its referrals. Through an Advisory Opinion, the OIG extended this suspect contractual joint venture analysis to arrangements between anesthesiologists and physician owners of ASCs. In Advisory Opinion 12-06, the OIG concluded that certain proposed arrangements between anesthesia groups and physician-owned ASCs could result in prohibited remuneration under the federal Anti-Kickback Statute. We believe our arrangements for anesthesia services are distinguishable from those described in Advisory Opinion 12-06 (May 25, 2012) and are in compliance with the requirements of the federal Anti-Kickback Statute. However, we cannot assure you that regulatory authorities would agree with that position.

We also may guarantee a surgical facility’s third-party debt financing and certain lease obligations as part of our obligations under a management agreement. Physician investors are generally not required to enter into similar guarantees. The OIG might take the position that the failure of the physician investors to enter into similar guarantees represents a special benefit to the physician investors given to induce patient referrals and that such failure constitutes a violation of the Anti-Kickback Statute. We believe that the management fees (and in some cases guarantee fees) are adequate compensation to us for the credit risk associated with the guarantees and that the failure of the physician investors to enter into similar guarantees does not create a material risk of violating the Anti-Kickback Statute. However, the OIG has not issued any guidance in this regard.

The OIG is authorized to issue advisory opinions regarding the interpretation and applicability of the Anti-Kickback Statute, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions. We have not, however, sought such an opinion regarding any of our arrangements. If it were determined that our activities, or those of our surgical facilities or hospitals, violate the Anti-Kickback Statute, we, our subsidiaries, our officers, our directors and each surgical facility and hospital investor could be subject, individually, to substantial monetary liability, prison sentences and/or exclusion from participation in any healthcare program funded in whole or in part by the U.S. government, including Medicare, Medicaid, TRICARE or state healthcare programs.

Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of our arrangements. Law enforcement authorities, including the OIG, the courts and Congress, are increasing their scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals or opportunities. Investigators have also demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purposes of payments between healthcare providers and potential referral sources.

Federal Physician Self-Referral Law

Congress has enacted the federal physician self-referral law, or Stark Law, that prohibits certain self-referrals for healthcare services. As currently enacted, the Stark Law prohibits a practitioner, including a physician, dentist or podiatrist, from referring patients to an entity with which the practitioner or a member of his or her immediate family has a “financial relationship” for the provision of certain “designated health services” that are paid for in whole or in part by Medicare or Medicaid unless an exception applies. The term “financial relationship” is broadly defined and includes most types of ownership and compensation relationships. The Stark Law also prohibits the entity from seeking payment from Medicare or Medicaid for services that are rendered through a prohibited referral. If an entity is paid for services provided through a prohibited referral, it may be required to refund the payments. Violations of the Stark Law may also result in the imposition of damages equal to three times the amount improperly claimed and civil monetary penalties of up to $15,000 per prohibited claim and $100,000 per prohibited circumvention scheme and exclusion from participation in the Medicare and Medicaid programs. For the purposes of the Stark Law, the term “designated health services” is defined to include:

•	clinical laboratory services;

•	physical therapy services;

•	occupational therapy services;

•	radiology services, including magnetic resonance imaging, computerized axial tomography scan and ultrasound services;

•	radiation therapy services and supplies;

•	durable medical equipment and supplies;

•	parenteral and enteral nutrients, equipment and supplies;

•	prosthetics, orthotics and prosthetic devices and supplies;

•	home health services;

•	outpatient prescription drugs; and

•	inpatient and outpatient hospital services.

The list of designated health services does not, however, include surgical services that are provided in an ASC. Furthermore, in final Stark Law regulations published by HHS on January 4, 2001, the term “designated health services” was specifically defined to not include services that are reimbursed by Medicare as part of a composite rate, such as services that are provided in an ASC. However, if designated health services are provided by an ASC and separately billed, referrals to the ASC by a physician-investor would be prohibited by the Stark Law. Because our facilities that are licensed as ASCs do not have independent laboratories and do not provide designated health services apart from surgical services, we do not believe referrals to these facilities by physician-investors are prohibited. If legislation or regulations are implemented that prohibit physicians from referring patients to surgical facilities in which the physician has a beneficial interest, our business and financial results would be materially adversely affected.

Six of our facilities are licensed as hospitals. The Stark Law currently includes the Whole Hospital Exception, which applies to physician ownership of a hospital, provided such ownership is in the whole hospital and the physician is authorized to perform services at the hospital. We believe that physician investments in our facilities licensed as hospitals meet this requirement. However, changes to the Whole Hospital Exception have been the subject of recent regulatory action and legislation. Changes in the Affordable Care Act include:

•	a prohibition on hospitals from having any physician ownership unless the hospital already had physician ownership and a Medicare provider agreement in effect as of December 31, 2010;

•	a limitation on the percentage of total physician ownership or investment interests in the hospital or entity whose assets include the hospital to the percentage of physician ownership or investment as of March 23, 2010;

•	a prohibition from expanding the number of beds, operating rooms, and procedure rooms for which it is licensed after March 23, 2010, unless the hospital obtains an exception from the Secretary;

•	a requirement that return on investment be proportionate to the investment by each investor;

•	restrictions on preferential treatment of physician versus non-physician investors;

•	a requirement for written disclosures of physician ownership interests to the hospital’s patients and on the hospital’s website and in any advertising, along with annual reports to the government detailing such interests;

•	a prohibition on the hospital or other investors from providing financing to physician investors;

•	a requirement that any hospital that does not have 24/7 physician coverage inform patients of this fact and receive signed acknowledgments from the patients of the disclosure; and

•	a prohibition on “grandfathered” status for any physician owned hospital that converted from an ASC to a hospital on or after March 23, 2010.

The Affordable Care Act also requires that each hospital with physician ownership submit an annual report of ownership and/or investment interest. Our hospitals have submitted their first reports. CMS has delayed the collection of the second report and publication of the first annual report. We cannot predict whether other proposed amendments to the Whole Hospital Exception will be included in any future legislation or if Congress will adopt any similar provisions that would prohibit or otherwise restrict physicians from holding ownership interests in hospitals. Any such changes could have an adverse effect on our financial condition and results of operations.

In addition to the physician ownership in our surgical facilities, we have other financial relationships with potential referral sources that potentially could be scrutinized under the Stark Law. We have entered into personal service agreements, such as medical director agreements, with physicians at our hospitals. We believe that our agreements with referral sources satisfy the requirements of the personal service arrangements exception to the Stark Law and have implemented formal compliance programs designed to ensure continued compliance. However, we cannot assure you that the OIG or CMS would find our compliance programs to be adequate or that our agreements with referral sources would be found to comply with the Stark Law.

False and Other Improper Claims

The U.S. government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs or other federal and state healthcare programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes, as well as penalties under the anti-fraud provisions of HIPAA. While the criminal statutes are generally reserved for instances of fraudulent intent, the U.S. government is applying its criminal, civil and administrative penalty statutes in an ever-expanding range of circumstances. For example, the U.S. government has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant merely should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The U.S. government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care being provided was substandard.

Over the past several years, the U.S. government has investigated an increasing number of healthcare providers for potential violations of the federal False Claims Act. The federal False Claims Act prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the U.S. government. The statute defines “knowingly” to include not only actual knowledge of a claim’s falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. The Fraud Enforcement and Recovery Act of 2009 further expanded the scope of the False Claims Act by, among other things, creating liability for knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. The Affordable Care Act also created federal False Claims Act liability for the knowing failure to report and return an overpayment within 60 days of the identification of the overpayment or the date by which a corresponding cost report is due, whichever is later. This requirement has led to an increasing use of the self-disclosure protocols that have been implemented by CMS, the OIG and other governmental agencies by the healthcare industry. The Affordable Care Act also provided that claims submitted in connection with patient referrals that result from violations of the Anti-Kickback Statute constitute false claims for the purposes of the federal False Claims Act, and some courts have held that a violation of the Stark Law can result in False Claims Act liability as well. Because our surgical facilities perform hundreds of similar procedures a year for which they are paid by Medicare and other government health care programs, and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant civil or criminal penalties.

Under the qui tam, or whistleblower, provisions of the False Claims Act, private parties may bring actions on behalf of the U.S. government. These private parties, often referred to as relators, are entitled to share in any amounts recovered by the government through trial or settlement. Both whistleblower lawsuits and direct enforcement activity by the government have increased significantly in recent years and have increased the risk that a healthcare company, like us, will have to defend a false claims action, pay fines or be excluded from the Medicare and Medicaid programs and other federal and state healthcare programs as a result of an investigation resulting from a whistleblower case. Although we believe that our operations materially comply with both federal and state laws, they may nevertheless be the subject of a whistleblower lawsuit or may otherwise be challenged or scrutinized by governmental authorities. Providers found liable for False Claims Act violations are subject to damages of up to three times the actual damage sustained by the government plus mandatory civil monetary penalties between $5,500 and $11,000 for each separate false claim. A determination that we have violated these laws could have a material adverse effect on us.

Other Fraud and Abuse Laws

The Medicare Patient and Program Protection Act of 1987, as amended by the Health Insurance Portability and Accountability Act of 1996, (“HIPAA”), and the Balanced Budget Act of 1997, impose civil monetary penalties and exclusion from state and federal healthcare programs on providers who commit violations of fraud and abuse laws. HIPAA authorizes the Secretary of the Department of Health & Human Services (“Secretary”), and in some cases requires the Secretary, to exclude individuals and entities that the Secretary determines have “committed an act” in violation of applicable fraud and abuse laws or improperly filed claims in violation of such laws from participating in any federal healthcare program. HIPAA also expanded the Secretary’s authority to exclude a person involved in fraudulent activity from participating in a program providing health benefits, whether directly or indirectly, in whole or in part, by the U.S. government. Additionally, under HIPAA, individuals who hold a direct or indirect ownership or controlling interest in an entity that is found to violate these laws may also be excluded from Medicare and Medicaid and other federal and state healthcare programs if the individual knew or should have known, or acted with deliberate ignorance or reckless disregard of, the truth or falsity of the information of the activity leading to the conviction or exclusion of the entity, or where the individual is an officer or managing employee of such entity. This standard does not require that specific intent to defraud be proven by OIG. Under HIPAA it is also a crime to defraud any commercial healthcare benefit program.

Federal and State Privacy and Security Requirements

On January 16, 2009, CMS published its 10th Edition of International Statistical Classification of Diseases and Related Health Problems (“ICD-10”) and related changes to the formats used for certain electronic transactions. ICD-10 contains significantly more diagnostic and procedural codes than the existing ICD-9 coding system, and as a result, the coding for the services provided in our surgical facilities and hospitals will require much greater specificity. ICD-10 will require a significant investment in technology and training. As a result, we may experience delays in reimbursement while our surgical facilities and the payors from which we seek reimbursement make the transition to ICD-10. While HIPAA originally required implementation of ICD-10 to be achieved by October 1, 2013, CMS has extended this deadline numerous times. The current deadline is October 15, 2015. If any of our surgical facilities fail to implement the new ICD-10 diagnosis coding system by the deadline, the affected surgical facility will not be paid for services. We are not able to predict the overall financial impact of our transition to ICD-10.

We are subject to HIPAA, including The HITECH Act, which was enacted as part of The American Recovery and Reinvestment Act of 2009. The HITECH Act strengthened the requirements and significantly increased the penalties for violations of the HIPAA privacy and security regulations. On January 25, 2013, HHS issued the HIPAA Omnibus Rule, which became effective on March 26, 2013. Prior to the HIPAA Omnibus Rule, the HITECH Act required us to notify patients of any unauthorized access, acquisition, or disclosure of their unsecured protected health information that poses significant risk of financial, reputational or other harm to a patient. The HIPAA Omnibus Rule eliminated this harm threshold standard and instead we are now required to notify patients of any unauthorized access, acquisition, or disclosure of their unsecured protected health information in all situations except those in which we can demonstrate that there is a low probability that the protected health information has been compromised. We now have the burden of demonstrating through a risk assessment that a breach of protected health information has not occurred. This new more objective standard may lead to an increased number of occurrences that require breach notifications. In addition, the HIPAA Omnibus Rule also modified the following aspects of the HIPAA privacy and security regulations:

•	makes our facilities’ business associates directly liable for compliance with certain of HIPAA’s requirements;

•	makes our facilities liable for violations by their business associates if HHS determines an agency relationship exists between the facility and the business associate under federal agency law;

•	adds limitations on the use and disclosure of health information for marketing and fund-raising purposes, and prohibits the sale of protected health information without individual authorization;

•	expands our patients’ rights to receive electronic copies of their health information and to restrict disclosures to a health plan concerning treatment for which our patient has paid out of pocket in full;

•	requires modifications to, and redistribution of, our facilities’ notice of privacy practices;

•	requires modifications to existing agreements with business associates;

•	adopts the additional HITECH Act provisions not previously adopted addressing enforcement of noncompliance with HIPAA due to willful neglect;

•	incorporates the increased and tiered civil money penalty structure provided by the HITECH Act; and

•	revises the HIPAA privacy rule to increase privacy protections for genetic information as required by the Genetic Information Nondiscrimination Act of 2008.

The HIPAA privacy standards apply to individually identifiable information held or disclosed by a covered entity in any form, whether communicated electronically, on paper or orally. These standards impose extensive administrative requirements on us. These standards require our compliance with rules governing the use and disclosure of this health information. They create rights for patients in their health information, such as the right to amend their health information, and they require us to impose these rules, by contract, on any business associate to whom we disclose such information in order to perform functions on our behalf.

The HIPAA security standards require us to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure the integrity, confidentiality and the availability of electronic protected health and related financial information. Although the security standards do not reference or advocate a specific technology, and covered healthcare providers, plans and clearinghouses have the flexibility to choose their own technical solutions, the security standards have required us to implement significant new systems, business procedures and training programs.

Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties. The HITECH Act strengthened the requirements of the HIPAA privacy and security regulations and significantly increased the penalties for violations by introducing a tiered penalty system, with penalties of up to $50,000 per violation with a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. However, a single breach incident can result in violations of multiple requirements, resulting in possible penalties well in excess of $1.5 million. Under the HITECH Act, HHS is required to conduct periodic compliance audits of covered entities and their business associates. The HITECH Act and the HIPAA Omnibus Rule also extend the application of certain provisions of the security and privacy regulations to business associates and subjects business associates to civil and criminal penalties for violation of the regulations.

The HITECH Act authorizes State Attorneys General to bring civil actions seeking either an injunction or damages in response to violations of HIPAA privacy and security regulations or the new data breach law that affects the privacy of their state residents. We expect vigorous enforcement of the HITECH Act’s requirements by HHS and State Attorneys General. Additionally, HHS conducted a pilot audit program that concluded December 2012 in the first phase of HHS’ implementation of the HITECH Act’s requirements of periodic audits of covered entities and business associates to ensure their compliance with the HIPAA privacy and security regulations. HHS has allocated increased funding towards HIPAA enforcement activity and such enforcement activity has seen a marked increase over recent years. We cannot predict whether our surgical facilities will be able to comply with the final rules and the financial impact to our surgical facilities in implementing the requirements under the final rules when they take effect, or whether our hospitals will be selected for an audit, or the results of such an audit.

Our facilities also remain subject to any state laws that relate to privacy or the reporting of data breaches that are more restrictive than the regulations issued under HIPAA and the requirements of the HITECH Act. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving certain personal information, such as social security numbers, dates of birth and credit card information.

Adoption of Electronic Health Records

The HITECH Act includes provisions designed to increase the use of EHR by both physicians and hospitals. Beginning in 2011 and extending through 2016, eligible hospitals may receive incentive payments based upon successfully demonstrating meaningful use of its certified EHR technology. Beginning in 2015, those hospitals that do not successfully demonstrate meaningful use of EHR technology are subject to reduced payments from Medicare. EHR meaningful use objectives and measures that hospitals and physicians must meet in order to qualify for incentive payments will be implemented in three stages. Stage 1 has been in effect since 2011 and on August 23, 2012, HHS released final requirements for Stage 2, which took effect in 2014 for hospitals. In connection with the acquisition of Symbion, we acquired six surgical facilities that are licensed as hospitals. These hospitals begin the implementation of EHR initiatives in 2012. We strive to comply with the EHR meaningful use requirements of the HITECH Act so as to qualify for incentive payments. Continued implementation of EHR and compliance with the HITECH Act will result in significant costs. During the year ended December 31, 2014 we satisfied the meaningful use provisions and recognized an aggregate of $3.4 million of EHR incentives at certain of our hospitals. We incurred negligible costs for hardware, software and implementation expense during the period from November 3, 2014, the date we acquired Symbion, and December 31, 2014. We do not currently know the extent of additional cost that will be associated with implementation of additional systems or the amount of future incentives that we will receive.

HIPAA Administrative Simplification Requirements

The HIPAA transaction regulations were issued to encourage electronic commerce in the healthcare industry. These regulations include standards that healthcare providers must follow when electronically transmitting certain healthcare transactions, such as healthcare claims.

Emergency Medical Treatment and Active Labor Act

Our hospitals are subject to the Emergency Medical Treatment and Active Labor Act (“EMTALA”). This federal law requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital’s emergency department for treatment and, if the patient is suffering from an emergency medical condition, to either stabilize that condition or make an appropriate transfer of the patient to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions or transfer exists regardless of a patient’s ability to pay for treatment. Off-campus facilities such as surgery centers that lack emergency departments or otherwise do not treat emergency medical conditions generally are not subject to EMTALA. They must, however, have policies in place that explain how the location should proceed in an emergency situation, such as transferring the patient to the closest hospital with an emergency department. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient’s ability to pay, including civil monetary penalties and exclusion from participation in the government health care programs. In addition, an injured patient, the patient’s family or a medical facility that suffers a financial loss as a direct result of another hospital’s violation of the law can bring a civil suit against that other hospital. CMS has actively enforced EMTALA and has indicated that it will continue to do so in the future. Although we believe that our hospitals comply with EMTALA, we cannot predict whether CMS will implement new requirements in the future and, if so, whether our hospitals will comply with any new requirements.

State Regulation

Many of the states in which our surgical facilities operate have adopted statutes and/or regulations that prohibit the payment of kickbacks or any type of remuneration in exchange for patient referrals and that prohibit healthcare providers from, in certain circumstances, referring a patient to a healthcare facility in which the provider has an ownership or investment interest. While these statutes generally mirror the federal Anti-Kickback Statute and Stark Law, they vary widely in their scope and application. Some are specifically limited to healthcare services that are paid for in whole or in part by the Medicaid program; others apply to all healthcare services regardless of payor; and others apply only to state-defined designated services, which may differ from the designated health services under the Stark Law. In addition, many states have adopted statutes that mirror the False Claims Act and that prohibit the filing of a false or fraudulent claim with a state governmental agency. We intend to comply with all applicable state healthcare laws, rules and regulations. However, these laws, rules and regulations have typically been the subject of limited judicial and regulatory interpretation. As a result, we cannot assure you that our surgical facilities will not be investigated or scrutinized by the governmental authorities empowered to do so or, if challenged, that their activities would be found to be lawful. A determination of non-compliance with the applicable state healthcare laws, rules, and regulations could subject our surgical facilities to civil and criminal penalties and could have a material adverse effect on our operations.

We are also subject to various state insurance statutes and regulations that prohibit us from submitting inaccurate, incorrect or misleading claims. Many state insurance laws and regulations are broadly worded and could be implicated, for example, if our surgical facilities were to adjust an out-of-network co-payment or other patient responsibility amounts without fully disclosing the adjustment on the claim submitted to the payor. While some of our surgical facilities adjust the out-of-network costs of patient co-payment and deductible amounts to reflect in-network co-payment costs when providing services to patients whose health insurance is covered by a payor with which the surgical facilities are not contracted, our policy is to fully disclose adjustments in the claims submitted to the payors. We believe that our surgical facilities are in compliance with all applicable state insurance laws and regulations regarding the submission of claims. We cannot assure you, however, that none of our surgical facilities’ insurance claims will ever be challenged. If we were found to be in violation of a state’s insurance laws or regulations, we could be forced to discontinue the violative practice, which could have an adverse effect on our financial position and results of operations, and we could be subject to fines and criminal penalties.

Fee Splitting; Corporate Practice of Medicine

The laws of many states prohibit physicians from splitting fees with non-physicians (i.e., sharing in a percentage of professional fees), prohibit non-physician entities (such as us) from practicing medicine and exercising control over or employing physicians and prohibit referrals to facilities in which physicians have a financial interest. The existence, interpretation and enforcement of these laws vary significantly from state to state. In light of these restrictions, in certain states we facilitate the provision of physician services by maintaining long-term management services agreements through our subsidiaries with affiliated professional contractors, which employ or contract with physicians and other healthcare professionals to provide physician professional services. Under these arrangements, our subsidiaries perform only non-medical administrative services, do not represent that they offer medical services and do not exercise influence or control over the practice of medicine by the physicians employed by the affiliated professional contractors. Although we believe that the fees we receive from affiliated professional contractors have been structured in a manner that is compliant with applicable fee-splitting laws, it is possible that a government regulator could interpret such fee arrangements to be in violation of certain fee-splitting laws. Future interpretations of, or changes in, these laws might require structural and organizational modifications of our existing relationships, and we cannot assure you that we would be able to appropriately modify such relationships. In addition, statutes in some states could restrict our expansion into those states.

Clinical Laboratory Regulation

Our clinical laboratories are subject to federal oversight under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) which extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA requires that all clinical laboratories meet quality assurance, quality control and personnel standards. Laboratories also must undergo proficiency testing and are subject to inspections. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with tests classified as “high complexity,” “moderate complexity,” or “waived.” Laboratories performing high complexity testing are required to meet more stringent requirements than moderate complexity laboratories. Laboratories performing only waived tests, which are tests determined by the Food and Drug Administration to have a low potential for error and requiring little oversight, may apply for a certificate of waiver exempting them from most of the requirements of CLIA. Our operations also subject to state and local laboratory regulation. CLIA provides that a state may adopt laboratory regulations different from or more stringent than those under federal law, and a number of states have implemented their own laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or require maintenance of certain records. We believe that we are in material compliance with all applicable laboratory requirements, but no assurances can be given that our laboratories will pass all future licensure or certification inspections.

Regulatory Compliance Program

It is our policy to conduct our business with integrity and in compliance with the law. We have in place and continue to enhance a company-wide compliance program that focuses on all areas of regulatory compliance including billing, reimbursement, cost reporting practices and contractual arrangements with referral sources.

This regulatory compliance program is intended to help ensure that high standards of conduct are maintained in the operation of our business and that policies and procedures are implemented so that employees act in full compliance with all applicable laws, regulations and company policies. Under the regulatory compliance program, every employee and certain contractors involved in patient care, and coding and billing, receive initial and periodic legal compliance and ethics training. In addition, we regularly monitor our ongoing compliance efforts and develop and implement policies and procedures designed to foster compliance with the law. The program also includes a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations to their supervisors, designated compliance officers in our facilities, our compliance hotline or directly to our corporate compliance office. We believe our compliance program is consistent with standard industry practices. However, we cannot provide any assurances that our compliance program will detect all violations of law or protect against qui tam suits or government enforcement actions.

Legal Proceedings

During the ordinary course of business, we have become and may in the future become subject to pending and threatened legal actions and proceedings. All of the current legal actions and proceedings that we are a party to are of an ordinary or routine nature incidental to our operations, the resolution of which should not have a material adverse effect on our financial condition, results of operations or cash flows. We are not currently a party to any product liability claims. The majority of the pending legal proceedings involve claims for workers compensation. These claims are generally covered by insurance, but there can be no assurance that our insurance coverage will be adequate to cover any such liability.

MANAGEMENT

The following table sets forth the name, age (as of July 30, 2015) and position of individuals who currently serve as the directors and executive officers of Surgery Partners, Inc. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Michael T. Doyle	42	Chief Executive Officer, Director
Teresa F. Sparks	46	Executive Vice President, Chief Financial Officer
John Crysel	61	Group President of Surgery Partners’ National Group
Dennis Dean	43	Senior Vice President, Corporate Controller
Jennifer B. Baldock	44	Senior Vice President, General Counsel and Secretary
Christopher Laitala	42	President, Chairman
Matthew I. Lozow	37	Director

Michael T. Doyle has served as the Chief Executive Officer and Director of Surgery Center Holdings, Inc. since 2009 and as Chief Executive Officer and Director of Surgery Partners, Inc. since March 2015. He has been with the Company since 2004, previously as President and Chief Operating Officer. Prior to that, Mr. Doyle worked at HealthSouth, Corporation, a large healthcare organization, for nine years where he held a variety of leadership positions and left as Senior Vice President of Operations. Mr. Doyle holds a B.S. in Physiotherapy from Dalhousie University in Halifax, Nova Scotia and an M.B.A. from Troy State University. Because of his management and healthcare industry experience, we believe Mr. Doyle is qualified to serve on our board of directors.

Teresa F. Sparks has served as Executive Vice President and Chief Financial Officer of Surgery Center Holdings, Inc. since our acquisition of Symbion in November 2014 and as Executive Vice President and Chief Financial Officer of Surgery Partners, Inc. since March 2015. Ms. Sparks previously served as Senior Vice President and Chief Financial Officer of Symbion Holdings Corporation and Symbion, Inc. from August 2007 to November 2014 and as Corporate Controller from Symbion’s inception in 1996 through August 2007 and was named Vice President in December 2002. Prior to joining Symbion, she served as Assistant Controller for HealthWise of America, Inc., a managed care organization. Prior to joining HealthWise of America, Inc., Ms. Sparks was a senior healthcare auditor for Deloitte & Touche LLP. Ms. Sparks is a Certified Public Accountant (inactive) and holds a BS in Accounting and Business Administration from Trevecca Nazarene University.

John Crysel has served as Group President of Surgery Center Holdings, Inc. since 2011. Mr. Crysel has served as Group President of Surgery Partner’s National Group since our acquisition of Symbion in November 2014. Mr. Crysel previously served as National Group President of Symbion. Prior to joining Symbion in 2011, he served in a variety of hospital management positions with Hospital Corporation of America and HealthTrust in addition to pursuing various healthcare investment interests. Mr. Crysel holds a B.S. in Business Administration from the University of Alabama and an MSHA from the University of Alabama at Birmingham.

Dennis Dean has serviced as Vice President and Corporate Controller of Surgery Center Holdings, Inc. since our acquisition of Symbion in November 2014 and as Senior Vice President and Corporate Controller of Surgery Partners, Inc. since March 2015. Mr. Dean previously served as Vice President and Corporate Controller of Symbion Holdings Corporation and Symbion, Inc. from January 2008 to November 2014. Prior to joining Symbion, he co-founded Resource Partners, LLC, a healthcare-focused financial consulting firm, and began his career at Deloitte & Touche LLP. He is also a Certified Public Accountant. Mr. Dean holds a B.S. in Accounting and an MAcc from Western Kentucky University.

Jennifer B. Baldock has served as Senior Vice President, Secretary and General Counsel of Surgery Center Holdings, Inc. since our acquisition of Symbion in November 2014 and as Vice President, Secretary and General Counsel of Surgery Partners, Inc. since March 2015. Ms. Baldock previously served as General Counsel and Chief Compliance Officer of Symbion, of Symbion Holdings Corporation and Symbion, Inc. Prior to joining Symbion in 2010, she served as Assistant General Counsel for both Ambulatory Services of America and Renal Care Group. Prior to that, Ms. Baldock practiced law with Waller Lansden Dortch and Davis in Nashville, Tennessee, concentrating in corporate law with an emphasis on healthcare mergers and acquisitions. She is also a Certified Public Accountant (inactive). Ms. Baldock holds a Bachelor of Arts in Economics and Accounting from Lipscomb University and a Juris Doctor from the University of Alabama.

Christopher Laitala has served as President and Director of Surgery Center Holdings, Inc. since 2009, as President and Director of Surgery Partners, Inc. since March 2015 and will serve as our Chairman. Mr. Laitala joined H.I.G. Capital in 2009 and is now a Managing Director in the New York office, where he has led investments in a number of industries including healthcare. Mr. Laitala has served on the board of directors of several H.I.G. companies. Prior to joining H.I.G., Mr. Laitala worked with private equity firms including J.H. Whitney & Co. and Great Point Partners, LLC. Mr. Laitala holds an A.B. in Government from Harvard University and an M.B.A. from Harvard Business School. Because of his experience with portfolio companies and his financial experience, we believe Mr. Laitala is qualified to serve on our board of directors.

Matthew I. Lozow has served as Director of Surgery Center Holdings, Inc. since 2014 and as Director of Surgery Partners, Inc. since March 2015. Mr. Lozow joined H.I.G. Capital in 2009 and is now a Principal in the New York office. Prior to joining H.I.G., Mr. Lozow worked with private equity firms including Audax Private Equity and began his career as a consultant with Bain & Company. Mr. Lozow holds a B.S. in Engineering from M.I.T. and an M.B.A. from The Wharton School of the University of Pennsylvania. Because of his private equity and financial experience, we believe Mr. Lozow is qualified to serve on our board of directors.

Board Composition Following this Offering

Our board of directors currently consists of              directors. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three staggered classes of directors of, as nearly as possible, the same number of individuals. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

•	the Class I director’s term will expire at the annual meeting of stockholders to be held in 2016 (our Class I director is ).

•	the Class II director’s term will expire at the annual meeting of stockholders to be held in 2017 (our Class II director is ).

•	the Class III director’s term will expire at the annual meeting of stockholders to be held in 2018 (our Class III director is ).

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our amended and restated by-laws provide that the size of the board of directors shall be fixed from time to time by a majority vote of the board of directors, with a maximum of              members unless and until we cease to qualify as a “controlled company” within the meaning of the rules of NASDAQ, in which case the board of directors may determine to increase the size of the board of directors to the extent necessary to comply with provisions of the applicable rules of NASDAQ. Directors will (except for the filling of vacancies and newly created directorships) be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors.

Upon completion of this offering, investment funds affiliated with our Sponsor will own more than 50.0% of the total outstanding voting power of our common stock and we will be a “controlled company” under NASDAQ corporate governance standards, as applicable. As a controlled company, we will not be required by NASDAQ for continued listing of our common stock to (i) have a majority of independent directors, (ii) maintain a compensation committee composed entirely of independent directors with a written charter addressing its purpose and responsibilities or (iii) conduct annual performance evaluations of the compensation committee. We intend to, at least initially, take advantage of all of these exemptions from              listing requirements, as applicable. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of NASDAQ corporate governance requirements, as applicable, and the ability of our independent directors to influence our business policies and affairs may be reduced. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in NASDAQ rules.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and NASDAQ rules with respect to our audit committee within the applicable time frame. See “—Audit Committee.”

Board Leadership Structure

Initially, our board of directors will consist of             members. At any time that affiliates of our Sponsor own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of at least a majority of our then outstanding common stock. At any time that affiliates of our Sponsor do not own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of our board of directors.

At any time that affiliates of our Sponsor own at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of at least a majority of our then outstanding common stock. At any time that affiliates of our Sponsor do not own at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Stockholders will elect directors each year at our annual meeting.

Upon the completion of this offering, we will continue to have an audit committee, governance and nominating committee and a compensation committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the completion of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a Code of Conduct and Business Ethics applicable to our directors and officers. The Code of Conduct and Business Ethics will be accessible on our website at http://surgerypartners.com. If we make any substantive amendments to the Code of Conduct and Business Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct and Business Ethics to our officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Board Structure and Committee Composition

Upon the completion of this offering, we will continue to have an audit committee and a compensation committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the completion of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Because we intend to avail ourselves of exceptions applicable to “controlled companies” under NASDAQ listing rules, we will not have a majority of independent directors, we will not have a nominating committee, and our compensation committee will not be composed entirely of independent directors as defined under such rules. The responsibilities that would otherwise be undertaken by a nominating committee will be undertaken by the full board of directors, or at its discretion, by a special committee established under the direction of the full board of directors. The controlled company exception does not modify the independence requirements for the audit committee and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the rules of our exchange. These rules require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter. The audit committee’s primary duties and responsibilities will be to:

•	Appoint or replace, compensate and oversee the outside auditors for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us. The outside auditors will report directly to the audit committee.

•	Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions which are approved by the audit committee prior to the completion of the audit.

•	Review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements.

•	Review and approve all related party transactions.

•	Discuss with management and the outside auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Upon completion of this offering, the audit committee will consist of             .              is both an independent director and an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K, and will serve as chair of the audit committee. Prior to the completion of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and equity-based compensation programs. The compensation committee reviews and recommends to our board of directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of             and             . Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Director Independence

Upon the completion of this offering, we expect that our common stock will be listed on NASDAQ. Under the listing requirements and rules of NASDAQ, independent directors must compose a majority of our board of directors within one year of listing on NASDAQ. In addition, applicable NASDAQ rules require that, subject to specified exceptions, each member of our audit and compensation committees must be independent within the meaning of applicable NASDAQ rules. Upon completion of this offering, affiliates of our Sponsor will own more than a majority of the total outstanding voting power of our common stock and we will be a “controlled company” under NASDAQ corporate governance standards, as applicable. As a controlled company, we will not be required by NASDAQ for continued listing of our common stock to (i) have a majority of independent directors, (ii) maintain a compensation committee composed entirely of independent directors with a written charter addressing its purpose and responsibilities or (iii) conduct annual performance evaluations of the compensation committee. We intend to, at least initially, take advantage of all of these exemptions from NASDAQ listing requirements, as applicable. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Applicable rules also require that director nominees must be selected, or recommended for selection by our board of directors, either by (i) a nominating committee comprised solely of independent directors or (ii) independent directors constituting a majority of our independent directors in a vote in which only independent directors participate.

The board of directors has reviewed the independence of our directors, as well as our director nominees who will join the board of directors upon the closing of the offering, based on the corporate governance standards of NASDAQ. Based on this review, the board of directors determined that each of Messrs.             ,             ,             ,              and              is independent within the meaning of the corporate governance standards of NASDAQ. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with Surgery Partners and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our compensation committee. Our compensation committee consists of             and             . None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

This section describes the material elements of the compensation awarded to, earned by, or paid to our Chief Executive Officer, Michael Doyle, and our two most highly compensated executive officers (other than Mr. Doyle), our Executive Vice President and Chief Financial Officer, Teresa Sparks, and our Group President of Surgery Partners’ National Group, John Crysel, who are collectively referred to in this prospectus as our “named executive officers”. In 2014, prior to the Symbion acquisition, Ms. Sparks and Mr. Crysel received compensation and benefits from Symbion, and decisions regarding the compensation of Ms. Sparks and Mr. Crysel were made by Symbion’s board of directors. Following the Symbion acquisition, our board of directors was responsible for making decisions regarding the compensation of each of our named executive officers.

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our named executive officers during 2014.

Name and Principal Position	Year	Salary ($)		Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Michael Doyle	2014	350,000	(4)	—	250,000	3,812,611	4,412,611
Chief Executive Officer

Teresa Sparks	2014	268,248		940,109	167,500	281,893	1,657,750
Executive Vice President and Chief Financial Officer

John Crysel	2014	266,582		578,528	133,291	262,698	1,241,099
Group President of Surgery Partners’ National Group

(1)	Amount reflects the full grant date fair value of Class B Units in Surgery Center Holdings, LLC granted during 2014 computed in accordance with ASC Topic 718, rather than amounts paid to or realized by the named individual. The assumptions used in the valuation of Class B Unit awards are set forth in Note 12 to the audited consolidated financial statements included in this prospectus.

(2)	Amounts reflect annual bonuses paid to Mr. Doyle, pursuant to his employment agreement as in effect in 2014, and to Ms. Sparks and Mr. Crysel under Symbion’s annual bonus program, as described below.

(3)	Amounts shown in the “All Other Compensation” column include the following items, as applicable to each named executive officer for fiscal 2014:

Name	Company 401(k) match contributions ($)(a)	Company contributions under the SERP ($)(b)	Equity award related payments ($)		Total ($)
Michael Doyle	5,200	—	3,807,411	(c)	3,812,611
Teresa Sparks	1,076	4,998	275,819	(d)	281,893
John Crysel	1,179	4,998	256,521	(d)	262,698

(a)	Reflects our matching contributions to the Surgery Partners 401(k) Plan on behalf of Mr. Doyle, or to the Symbion, Inc. 401(k) Plan on behalf of Ms. Sparks and Mr. Crysel, both of which are broad-based tax-qualified defined contribution plans.

(b)	Reflects our contributions to the Symbion, Inc. Supplemental Executive Retirement Plan, a nonqualified deferred compensation plan, on behalf of Ms. Sparks and Mr. Crysel.

(c)	Reflects the dollar amount of a cash distribution received by Mr. Doyle in respect of his vested Class B Units in connection with a recapitalization of the Company that occurred in January 2014.

(d)	Reflects the dollar amounts received by Ms. Sparks and Mr. Crysel in connection with the cancellation of their Symbion stock options in connection with the Symbion acquisition.

(4)	Under his employment agreement in effect in 2014, Mr. Doyle was entitled to an annual base salary of $350,000.

Base Salaries

Each of our named executive officers is paid a base salary reflecting his or her skill set, experience, role and responsibilities. The base salary of each of our named executive officers is set forth in his or her employment agreement and is subject to annual review and adjustment by our board of directors.

Effective as of November 2014, following the Symbion acquisition and in connection with their transition to executive roles at the Company, the base salaries of Ms. Sparks and Mr. Crysel were reviewed and increased from $254,898 to $335,000 and $325,000, respectively, as reflected in their employment agreements.

Annual Cash Bonuses

In fiscal 2014, each of our named executive officers was eligible to earn a cash bonus based on the achievement of specified financial performance targets for the Company (with respect to Mr. Doyle) or for Symbion (with respect to Ms. Sparks and Mr. Crysel) that were established in the named executive officer’s employment agreement (with respect to Mr. Doyle) or by the Symbion board of directors (with respect to Ms. Sparks and Mr. Crysel) prior to the beginning of the year.

Pursuant to his employment agreement in effect in 2014, Mr. Doyle was eligible to earn a target cash bonus of up to $250,000 in 2014 based on the achievement of specified EBITDA targets for the Company as set forth in such employment agreement. Half of the total bonus amount for which Mr. Doyle was eligible was based on the Company’s achievement in 2014 of “Organic EBITDA” (as defined below), and the other half was based on the Company’s achievement in 2014 of “Baseline EBITDA” from acquisitions (as defined below). Each of these annual EBITDA targets had a specified range, with a minimum threshold and a maximum target. If the maximum target or higher was achieved, the portion of the bonus based on that EBITDA target would be earned at 100%. If the minimum threshold for the applicable EBITDA target range was not achieved, no portion of the bonus based on that EBITDA target would be paid. If achievement of the applicable annual EBITDA target was between the minimum threshold and maximum target amounts, the bonus amount would be earned on a pro rata basis.

Under Mr. Doyle’s employment agreement in effect in 2014, the following terms have the following meanings: “Organic EBITDA” means (i) EBITDA for all facilities/operations directly or indirectly owned by the Company as of January 1, 2010 (but only to the extent of the Company’s ownership percentage therein), plus (ii) the amount by which EBITDA for each facility/operation acquired after January 1, 2010 exceeds the Baseline EBITDA for such facility/operation (but only to the extent of the Company’s ownership percentage therein), if any, and less (iii) the amount by which Baseline EBITDA for such facility/operation exceeds the EBITDA for each facility/operation acquired after January 1, 2010 (but only to the extent of the Company’s ownership percentage therein), if any. “Baseline EBITDA” means, for an acquired facility/operation, the trailing twelve month EBITDA used by the Company for purposes of valuing such facility/operation in connection with the Company acquiring such facility/operation. “EBITDA” means the Company’s consolidated earnings before interest expense, income tax expense, depreciation expense, amortization expense, and expenses for management or investment advisory fees paid to H.I.G. or its affiliates, for the applicable period, calculated after giving effect to any bonuses to Mr. Doyle and based on the Company’s annual audited income statement.

In 2014, Ms. Sparks and Mr. Crysel were each eligible to earn a target annual bonus equal to 50% of base salary under Symbion’s annual cash bonus program based on the achievement of specified EBITDA targets for Symbion for 2014 as set forth in the plan and established by the Symbion board of directors. Achievement of the EBITDA targets at 95% or higher would result in the target bonuses for Ms. Sparks and Mr. Crysel being earned at 100%. Ms. Spark’s bonus was based 100% on achievement of Symbion’s EBITDA target for 2014, and Mr. Crysel’s bonus was based 50% on achievement of Symbion’s EBITDA target, and 50% on Symbion’s “Operating EBITDA” target (meaning EBITDA specific to Symbion’s surgical hospitals (the business unit Mr. Crysel was responsible for operating)), in each case, for 2014. Following the Symbion acquisition, Symbion’s annual cash program was administered by our board of directors.

The actual amount earned by each named executive officer was determined by our board of directors based on the level of achievement of the applicable performance targets. Both the Company’s and Symbion’s financial performance targets were achieved at 100%. As a result, each named executive officer earned a bonus at the target levels described above. In addition, our board of directors exercised its discretion to base its bonus calculations on Ms. Sparks’ current base salary, due to its evaluation of her outstanding performance leading up to and following the Symbion acquisition.

The actual amount of each of the bonuses paid to our named executive officers for fiscal 2014 is set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation”.

Agreements with our Named Executive Officers

We have entered into employment agreements with each of our named executive officers. Below is a description of the material terms of each of the agreements.

Base Salaries & Performance Bonus Opportunities

Pursuant to his employment agreement with us effective as of January 19, 2015, which superseded his employment agreement with us dated as of December 24, 2009, Mr. Doyle is entitled to an annual base salary of $450,000 and is eligible to earn an annual cash bonus of up to $350,000 based upon the achievement of the performance goals specified in his employment agreement.

Pursuant to their employment agreements with Symbion, Inc. effective as of November 3, 2014, Ms. Sparks and Mr. Crysel are entitled to annual base salaries of $335,000 and $325,000, respectively, which amounts are subject to annual review and adjustment by our board of directors. Ms. Sparks and Mr. Crysel are each also eligible to earn an annual cash bonus, with a target of 50% of annual base salary, based upon the achievement of performance goals determined by our board of directors.

Restrictive Covenants

Pursuant to their respective employment agreements, our named executive officers are bound by certain restrictive covenants, including covenants relating to confidentiality and assignment of intellectual property rights, as well as covenants not to compete with us or to solicit our employees or other service providers during employment and for a specified period following termination of employment. Mr. Doyle is bound by a non-competition covenant for two years following termination of employment, or—at the Company’s option and in exchange for a payment equal to two times his annual base salary—for three years following termination of employment, and is bound by a non-solicitation covenant for three years following termination of employment. Ms. Sparks and Mr. Crysel are bound by a non-competition covenant for one year following termination of employment, and by a non-solicitation covenant for two years following termination of employment.

Severance

Each employment agreement provides for severance upon a termination of employment by us without cause or by the named executive officer for good reason, in each case conditioned on the named executive officer’s timely and effective execution of a separation agreement provided by the Company containing a release of claims and other customary terms and conditions. Mr. Doyle is entitled to severance consisting of continued base salary and fully-reimbursed health care premium payments including a tax gross-up for a period of 12 months following termination, and a pro rata bonus for the year of termination. Ms. Sparks and Mr. Crysel are each entitled to severance consisting of 12 months of continued base salary, an amount equal to their target bonus payable within two and a half months following the end of the fiscal year of termination, and continued health and welfare plan benefits at no cost to the executive during the severance period. If a qualifying termination occurs within 12 months following a change in control, including the Symbion acquisition (which qualified as a change of control under their prior employment agreements with Symbion), Ms. Sparks and Mr. Crysel are entitled to be paid the above severance benefits in a single lump-sum payment no later than 30 days following termination.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental, vision, life and disability insurance. Our named executive officers participate in these plans on the same basis as other eligible employees. Ms. Sparks and Mr. Crysel participate in the plans maintained for employees of Symbion, Inc. We do not maintain any supplemental health and welfare plans for our named executive officers.

Ms. Sparks and Mr. Crysel, along with all corporate employees of Symbion, Inc., were also entitled to certain additional limited benefits in 2014, including cell phone reimbursement and a one-time holiday gift card. The aggregate dollar value of these benefits is less than $1,000 per executive.

Retirement Benefit Plans

We maintain a 401(k) plan in which employees of the Company, including Mr. Doyle, who meet certain eligibility requirements are eligible to participate. We also continue to maintain the Symbion, Inc. 401(k) plan, in which employees of Symbion, Inc. who meet certain eligibility requirements, including Ms. Sparks and Mr. Crysel, are eligible to participate. Each of the 401(k) plans is a tax-qualified defined contribution retirement plan under which eligible employees may defer their eligible compensation, subject to the limits imposed by the Internal Revenue Code, and the Company may, in its discretion, make a matching contribution.

We also maintain the Symbion, Inc. Supplemental Executive Retirement Plan (the “SERP”), a nonqualified deferred compensation plan, for certain former management of Symbion, Inc., including Ms. Sparks and Mr. Crysel. Under the SERP, participants may elect to defer up to 25% of annual base salary and up to 50% of bonus each year. Eligible employees who elect to defer are also entitled to an annual Company contribution under the SERP equal to 2% of base salary.

Equity Compensation

Each of our named executive officers currently holds Class B Units in Surgery Center Holdings, LLC, granted to them under the Surgery Center Holdings, LLC Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). The Class B Units are intended to be “profits interests” for U.S. federal income tax purposes. The Class B Units are subject to both time- and performance-based vesting conditions over a specified period following the date of grant. In the event of termination, all unvested Class B Units are immediately forfeited and any vested Class B Units are subject to a 90-day repurchase option. If Mr. Doyle is terminated for cause (as defined in his employment agreement), the repurchase price for each vested Class B Unit is zero, and vested Class B Units are deemed automatically repurchased by the Company. Otherwise, the repurchase price for vested Class B Units held by our named executive officers, should the Company elect to exercise the repurchase option, is current fair market value. If the Company does not exercise the repurchase option, the employee owns the vested Class B Units subject to the LLC Agreement, which includes restrictions on transfer, among other provisions.

Ms. Sparks and Mr. Crysel were granted 325,000 and 200,000 Class B Units, respectively, in 2014. Mr. Doyle was not granted any Class B Units in 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of Class B Units held by our named executive officers as of December 31, 2014.

Name	Number of Class B Units That Have Not Vested (#)		Market Value of Class B Units That Have Not Vested ($)(4)
Michael Doyle	770,484	(1)	3,682,914
Teresa Sparks	292,500	(2)	846,098
John Crysel	180,000	(3)	520,676

(1)	Mr. Doyle was granted 2,311,450.88 Class B Units on December 24, 2009. One-third of the Class B Units held by Mr. Doyle vested in equal installments due to his continued employment on each of December 24, 2010, December 24, 2011, December 24, 2012, December 24, 2013 and December 24, 2014; one-third vested in equal installments upon the satisfaction of specified performance targets on each of December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014; and the remaining one-third are eligible to vest at a level determined by the achievement of targeted rates of cash returns upon a sale of the Company, subject to Mr. Doyle’s continued employment.

(2)	Ms. Sparks was granted 325,000 Class B Units on November 3, 2014. Subject to Ms. Sparks’ continued employment, one-half of the Class B Units held by Ms. Sparks vest in equal installments on each of November 3, 2015, November 3, 2016, November 3, 2017, November 3, 2018 and November 3, 2019 and one-half vest in equal installments upon the satisfaction of specified performance targets on each of December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018. Any unvested time-vesting Class B Units and any unvested performance-vesting Class B Units for which the performance vesting date has not yet occurred (plus any prior years’ performance-vesting Class B Units for which the performance target was not met but with respect to which subsequent outperformance of targets exceeded the prior year shortfall) will vest in full upon a sale of the Company or upon an initial public offering (including this offering), subject to Ms. Sparks’ continued employment.

(3)	Mr. Crysel was granted 200,000 Class B Units on November 3, 2014. Subject to Mr. Crysel’s continued employment, one-half of the Class B Units held by Mr. Crysel vest in equal installments on each of November 3, 2015, November 3, 2016, November 3, 2017, November 3, 2018 and November 3, 2019 and one-half vest in equal installments upon the satisfaction of specified performance targets on each of December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018. Any unvested time-vesting Class B Units and any unvested performance-vesting Class B Units for which the performance vesting date has not yet occurred (plus any prior years’ performance-vesting Class B Units for which the performance target was not met but with respect to which subsequent outperformance of targets exceeded the prior year shortfall) will vest in full upon a sale of the Company or upon an initial public offering (including this offering), subject to Mr. Crysel’s continued employment.

(4)	There is no public market for the Class B Units. The value included in this table is based on the fair market value of the Class B Units as of December 31, 2014, as determined by our board.

Director Compensation

Mr. Doyle receives no additional compensation for his service as a director. The compensation Mr. Doyle received as an employee during 2014 is reflected in the “Summary Compensation Table” above. The other two individuals who served as the members of our board of directors, Messrs. Laitala and Lozow, are affiliated with our Sponsor and were not separately compensated for their services as directors during fiscal year 2014. Following the completion of this offering, we plan to establish a formal policy governing the compensation of our non-employee directors.

Incentive Plans

In connection with this offering, we intend to adopt an equity incentive plan and a cash incentive plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions, since January 1, 2014, in which (a) we are a participant, (b) the amount involved exceeds $120,000 and (c) one or more of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest. We refer to these as “related person transactions.”

Indemnification Agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Management Services

Bayside Capital, Inc., an affiliate of our Sponsor, provides certain management and other services to us in connection with the Management and Investment Advisory Services Agreement (the “Management Agreement”). In connection with such services, Bayside Capital, Inc. receives an annual management fee of $3,000,000, paid in equal quarterly installments. In addition, Bayside Capital, Inc. is entitled to receive a minimum transaction fee in connection with transactions not in the ordinary course of business, including an initial public offering. The minimum transaction fee is equal to 2.0% of: (i) the enterprise value, in connection with an acquisition or disposition, (ii) the financing amount, in connection with a debt or equity financing, or (iii) the benefit value, in connection with any other transaction not in the ordinary course of business, as the case may be. The Management Agreement also provides for certain expense reimbursement and indemnification provisions that survive the termination of such agreement.

For fiscal years 2013 and 2014 and the three months ended March 31, 2015, we incurred total costs of approximately $4.8 million, $20.1 million and $0.8 million, respectively, for such management and advisory related services, transaction fees and reimbursable expenses payable to Bayside Capital, Inc. The costs in 2014 included $17.6 million in transaction fees in connection with our acquisition of Symbion. We have agreed to terminate this agreement with Bayside Capital, Inc. upon the completion of this offering for a one-time termination fee to Bayside Capital, Inc. of $        , which will be in addition to the transaction fee of $         million owed in connection with this offering. Two of our directors, Messrs. Laitala and Lozow, are employees of our Sponsor.

Tax Receivable Agreement

As part of the Reorganization, we will enter into the TRA under which generally we will be required to pay to the Existing Owners 85% of the cash savings, if any, in U.S. federal, state or local tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes, including NOLs, of Surgery Center Holdings, Inc. and its affiliates relating to taxable years ending on or before the date of the Reorganization (calculated by assuming the taxable year of the relevant entity closes on the date of the Reorganization) that are or become available to us and our wholly-owned subsidiaries as a result of the Reorganization, and (ii) tax benefits attributable to payments made under the TRA, together with interest accrued at a rate of [    ]% from the date the applicable tax return is due (without extension) until paid. Under this agreement, generally we will retain the benefit of the remaining 15% of the applicable tax savings. We expect the payments we will be required to make under the TRA will be substantial. To the extent that we are unable to make payments under the TRA, and such inability is a result of the terms of credit agreements and other debt documents that are materially more restrictive than those existing as of the date of the TRA, such payments will be deferred and will accrue interest at a rate of             % until paid. If the terms of such credit agreements and other debt documents cause us to be unable to make payments under the TRA and such terms are not materially more restrictive than those existing as of the date of the TRA, such payments will be deferred and will accrue

interest at a rate of             % until paid. If we were to elect to terminate the tax receivable agreement immediately after this offering, we estimate that we would be required to pay $114.5 million in the aggregate under the tax receivable agreement.

Related Person Transactions Policy

Upon the completion of this offering, we will adopt a formal written policy with respect to the review, approval and ratification of related person transactions. Under the policy, our audit committee will be responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. In particular, our policy will require our audit committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The audit committee may approve only those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the audit committee determines in good faith.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interest. We believe that we have executed all of the transactions set forth under the section entitled “Certain Relationships and Related Party Transactions” on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

DESCRIPTION OF INDEBTEDNESS

Our subsidiary, Surgery Center Holdings, Inc., has debt outstanding under its $870 million senior secured first lien term loan (the “First Lien Term Loan”), which includes $80 million under a revolving credit facility (the “Revolver”) of which $77.3 million was undrawn and $490 million senior secured second lien credit facility (the “Second Lien Term Loan” and, together with the First Lien Term Loan and the Revolver, the “Term Loans and Revolving Facility”). In connection with the closing of this offering, we intend to repay the borrowings under our Second Lien Term Loan as further described in the section entitled “Use of Proceeds” in this prospectus.

The below summaries of certain of our other indebtedness are not complete descriptions of all the terms of such outstanding or potential indebtedness. For a complete description, please see the reports filed with the SEC from time to time listed under the section entitled “Where You Can Find More Information” included in this prospectus.

First Lien Term Loan and Revolver

General

On November 3, 2014, Surgery Center Holdings, Inc. entered into the Term Loans and Revolving Facility with the lenders party thereto and Jefferies Finance LLC as administrative agent and as collateral agent. The First Lien Term Loan and Revolver was amended on December 1, 2014. The First Lien Term Loan provides for aggregate commitments of $870 million in term loans and $80 million revolving commitments, including a $20 million letter of credit sub-facility. As of March 31, 2015, there was $844.9 million outstanding under the First Lien Term Loan, approximately $2.7 million in a letter of credit outstanding and unused commitments of $77.3 million under the Revolver.

All borrowings under the First Lien Term Loan and Revolver are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. The First Lien Term Loan and Revolver is limited by financial covenants, such as the Total Leverage Ratio (as defined in the documentation), which steps down from 9.75 to 1.00 on March 31, 2015, in increments, to 8.00 to 1.00 on June 30, 2019. The First Lien Term Loan and Revolver are also subject to a First Lien Leverage Ratio and a Senior Secured Leverage Ratio (as defined in the documentation).

Proceeds of the loans under the First Lien Term Loan and Revolver can be used for working capital and general corporate purposes.

Surgery Center Holdings, Inc. is permitted to add one or more incremental first lien term loan facilities (the “First Lien Incremental Term Loans” and the “First Lien Incremental Revolving Commitments”) under the First Lien Term Loan and Revolver subject to certain requirements, including (i) after giving effect to the making of such First Lien Incremental Term Loans or the incurrence of any Revolving Commitment Increase, the aggregate principal amount of all First Lien Incremental Term Loans incurred (together with any Incremental Equivalent Debt (as described in the facilities documentation) incurred, any Second Lien Incremental Term Loans and any Second Lien Incremental Equivalent Debt) (as described in the facilities documentation) shall not exceed (x) $100,000,000 plus (y) an unlimited additional amount, so long as on a pro forma basis after the incurrence of such First Lien Incremental Term Loan and such First Lien Incremental Revolving Commitments (A) if such incremental loan ranks pari passu in right of security on the collateral with the obligations (other than any obligations in respect of other incremental loans or Refinancing Facilities (described in the facilities documentation) secured on a junior lien basis to other obligations), the First Lien Leverage Ratio as of the last day of the most recently ended test period does not exceed 3.90:1.00 and (B) if such incremental loan ranks junior in right of security on the collateral to the obligations (other than any obligations in respect of other incremental loans or Refinancing Facilities secured on a junior lien basis to other obligations), the Senior Secured Leverage Ratio as of the last day of the most recently ended test period does not exceed 6.40:1.00 (it being understood that any incremental loan may be incurred under clause (y) regardless of whether there is capacity under clause (x)); provided, that, for purposes of the calculation of the First Lien Leverage Ratio and the Senior Secured Leverage Ratio used in determining the availability of First Lien Incremental Term Loans or First Lien Incremental Revolving Commitments, (i) any cash proceeds of any First Lien Incremental Term Loans or the First Lien Incremental Revolving Commitments, as applicable, will not be netted for purposes of determining compliance with the First Lien Leverage Ratio or Senior Secured Leverage Ratio, as applicable, and (ii) the full amount of any First Lien Incremental Revolving Commitments shall be deemed to be indebtedness then outstanding (whether or not then incurred). Each tranche of First Lien Incremental Term Loans shall be in an aggregate principal amount that is not less than $5,000,000 and shall be in an increment of $1,000,000 (provided that such amount may be less than $5,000,000 if such amount represents all remaining availability under the limit set forth in the preceding sentence).

Interest and Fees

The interest rates per annum applicable to loans under the First Lien Term Loan and Revolver are, at the option of Surgery Center Holdings, Inc., equal to either an alternate base rate or an adjusted LIBOR rate, in each case plus an applicable margin percentage. The interest base rate on an ABR loan on the revolving facility is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.5% and (c) the adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%. In addition to the base rate, we are required to pay a 3.25% margin for ABR loans. The interest base rate on an LIBOR loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period. In addition to the base rate, the Company is required to pay a 4.25% margin for LIBOR loans. The interest base rate on an ABR loan on the first lien facility is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50%, and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%; provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, we are required to pay a 3.25% margin for ABR loans. The interest base rate on an LIBOR loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the rate shall not be less than 1.0% per annum. In addition to the base rate, the Company is required to pay a 4.25% margin for LIBOR loans.

On the last business day of each calendar quarter, Surgery Center Holdings, Inc. is required to pay each revolving lender a commitment fee of 0.5% per annum in respect of any unused commitments of such lender under the Revolver. Surgery Center Holdings, Inc. must also pay customary letter of credit and agency fees.

Prepayments

Subject to exceptions, the First Lien Term Loan and Revolver require mandatory prepayments but not permanent reductions of commitments thereunder, subject to the right of reinvestment, in amounts equal to 100% of the net cash proceeds from asset sales and casualty and condemnation events. The First Lien Term Loan and Revolver require mandatory prepayment of excess cash flow proceeds in an amount that depends on the total leverage ratio.

Voluntary prepayments of loans and reductions of revolving loan commitments are permitted, in whole or in part, with prior notice but in certain circumstances (excluding repricing events) and after specified periods of time, without premium or penalty (except LIBOR breakage costs) in minimum amounts as set forth in the First Lien Term Loan and Revolver.

Amortization of principal

The First Lien Term Loan amortizes in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the First Lien Term Loan, which commenced on the last day of the first full fiscal quarter ended after the Closing Date, with the balance payable on the final maturity date.

Collateral and Guarantors

Indebtedness under the First Lien Term Loan and Revolver is guaranteed, on a joint and several basis, by SP Holdco I, Inc. and all of Surgery Center Holdings, Inc.’s current and future subsidiaries, subject to exceptions for excluded subsidiaries, and is secured by a first priority security interest in substantially all of Surgery Center Holdings, Inc. and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, if any, cash and proceeds of the foregoing.

Restrictive Covenants and Other Matters

In addition to the financial covenants described above, the First Lien Term Loan and Revolver include negative covenants restricting or limiting the ability of Surgery Center Holdings, Inc. and its subsidiaries, to, among other things:

•	sell assets,

•	alter the business that we conduct,

•	engage in mergers, acquisitions and other business combinations,

•	declare dividends or redeem or repurchase our equity interests,

•	incur additional indebtedness or guarantees,

•	make loans and investments,

•	incur liens,

•	enter into transactions with affiliates,

•	prepay these notes and any subordinated debt,

•	engage in sale and leaseback transactions, and

•	modify or waive certain material agreements and organizational documents.

Such negative covenants are subject to customary and other agreed-upon exceptions.

The First Lien Term Loan and Revolver contain certain customary representations and warranties and affirmative covenants. The First Lien Term Loan and Revolver also contain certain events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any security document supporting the First Lien Term Loan and Revolver to be in full force and effect and change of control. If such an event of default occurs, the administrative agent and lenders under the First Lien Term Loan and Revolver are entitled to take various actions, including the acceleration of amounts due thereunder and all actions permitted to be taken by a secured creditor.

Second Lien Term Loan

General

On November 3, 2014, as part of the same transaction described above under “—First Lien Term Loan and Revolver”, Surgery Center Holdings, Inc., entered into a Second Lien Term Loan with Jefferies Finance LLC as administrative agent and as collateral agent. The Second Lien Term Loan provides for aggregate commitments of $490 million in term loans. As of March 31, 2015, there was approximately $472.3 million outstanding under the Second Lien Term Loan.

All borrowings under the Second Lien Term Loan are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. The Second Lien Term Loan is also subject to a Total Leverage Ratio and a Senior Secured Leverage Ratio (as defined in the documentation).

Proceeds of the loans under the Second Lien Term Loan can be used for working capital and general corporate purposes.

Surgery Center Holdings, Inc. is permitted to add one or more incremental second lien term loan facilities (the “Second Lien Incremental Term Loans”); provided that (i) after giving effect to the making of such Second Lien Incremental Term Loans, the aggregate principal amount of all Second Lien Incremental Term Loans incurred (together with any Incremental Equivalent Debt (described in the facilities documentation) incurred pursuant to the Second Lien Term Loans after the Closing Date, any First Lien Incremental Loans and any First Lien Incremental Equivalent Debt (described in the facilities documentation)) shall not exceed (x) $100,000,000 plus (y) an unlimited additional amount, so long as on a pro forma basis after the incurrence of such Second Lien Incremental Term Loans, the Senior Secured Leverage Ratio as of the last day of the most recently ended test period does not exceed 7.35:1.00 (it being understood that any Incremental Loan may be incurred under clause (y) regardless of whether there is capacity under clause (x)); provided, that for purposes of the calculation of the Senior Secured Leverage Ratio used in determining the availability of Second Lien Incremental Term Loans, any cash proceeds of any Second Lien Incremental Term Loans will not be netted for purposes of determining compliance with the Senior Secured Leverage Ratio. Each tranche of Second Lien Incremental Term Loans shall be in an aggregate principal amount that is not less than $5,000,000 and shall be in an increment of $1,000,000 (provided that such amount may be less than $5,000,000 if such amount represents all remaining availability under the limit set forth in the preceding sentence).

Interest and Fees

The interest rates per annum applicable to loans under the Second Lien Term Loan are, at the option of Surgery Center Holdings, Inc., equal to either an alternate base rate or an adjusted LIBOR rate, in each case plus an applicable margin percentage. The interest base rate on an ABR loan on the second lien facility is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.0%; provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, we are required to pay a 6.5% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar Borrowing in effect for such interest period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the base rate shall not be less than 1.0% per annum. In addition to the base rate, we are required to pay a 7.5% margin for LIBOR loans. Surgery Center Holdings, Inc. must also pay customary agency fees.

Prepayments

Subject to exceptions, the Second Lien Term Loan requires mandatory prepayments but not permanent reductions of commitments thereunder, subject to the right of reinvestment, in amounts equal to 100% of the net cash proceeds from asset sales and casualty and condemnation events. The Second Lien Term Loan requires mandatory prepayment of excess cash flow proceeds in an amount that depends on the total leverage ratio.

Voluntary prepayments of loans and reductions of revolving loan commitments are permitted, in whole or in part, with prior notice in minimum amounts as set forth in the Second Lien Term Loan. Prepayments on or prior to the first anniversary of the closing date, a prepayment of 103.0% of the aggregate principal amount of the Second Lien Term Loan prepaid or assigned is required. Prepayments on or prior to the date that is two years after the closing date but after the first anniversary of the closing date, a prepayment of 102.0% of the aggregate principal amount of the Second Lien Term Loan prepaid or assigned is required. Prepayments on or prior to the date that is three years after the closing date but after the second anniversary of the closing date, a prepayment of 101.0% of the aggregate principal amount of the Second Lien Term Loan prepaid or assigned is required. Prepayments after the third anniversary of the closing date, a prepayment of 100% of the aggregate principal amount of the Second Lien Term Loan prepaid or assigned is required.

Amortization of Principal

Loans under the Second Lien Term Loan are not subject to scheduled amortization payments, and the balance thereof is to be paid at the maturity of the Second Lien Term Loan.

Collateral and Guarantors

Indebtedness under the Second Lien Term Loan is guaranteed, on a joint and several basis, by SP Holdco I, Inc. and all of Surgery Center Holdings, Inc.’s current and future subsidiaries, subject to exceptions for excluded subsidiaries, and is secured by a second priority security interest in substantially all of Surgery Center Holdings, Inc. and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, if any, cash and proceeds of the foregoing.

Restrictive Covenants and Other Matters

The Second Lien Term Loan includes negative covenants restricting or limiting the ability of Surgery Center Holdings, Inc. and its subsidiaries, to, among other things:

•	sell assets,

•	alter the business that we conduct,

•	engage in mergers, acquisitions and other business combinations,

•	declare dividends or redeem or repurchase our equity interests,

•	incur additional indebtedness or guarantees,

•	make loans and investments,

•	incur liens,

•	enter into transactions with affiliates,

•	prepay these notes and any subordinated debt,

•	engage in sale and leaseback transactions, and

•	modify or waive certain material agreements and organizational documents.

The cushion on the second lien negative covenant baskets, that allow us to take the actions above, subject to certain limitations, is 15%. Such negative covenants are subject to customary and other agreed-upon exceptions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2015 after giving effect to the Reorganization as if it had occurred on that date by (i) such persons known to us to be beneficial owners of more than 5% of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each listed stockholder is: c/o Surgery Partners, Inc., 40 Burton Hills Boulevard, Suite 500, Nashville, TN 37215.

Name and Address of Beneficial Owner	Shares Owned Before the Offering		Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
Beneficial owners of 5% or more of our common stock:
Entities affiliated with H.I.G. Capital, LLC

Directors and Named Executive Officers:
Michael T. Doyle
Teresa F. Sparks
John Crysel
Dennis Dean
Jennifer B. Baldock
Christopher Laitala
Matthew I. Lozow

All executive officers and directors as a group (7 persons)

*	Indicates less than one percent

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated by-laws as they will be in effect upon the completion of this offering. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated by-laws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

General

Upon the completion of this offering, the total amount of our authorized capital stock will consist of             shares of common stock, par value $0.01 per share and             shares of undesignated preferred stock. Our amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights. Our common stock will not be convertible or redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing. We have applied to list our common stock on the NASDAQ Global Market under the symbol “SGRY.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, our board of directors will have              members.

Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with our Sponsor cease to beneficially own more than 50% of our outstanding shares. Our amended and restated certificate of incorporation and the amended and restated by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the date that investment funds affiliated with our Sponsor cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors. Our amended and restated certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures. Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our amended and restated certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions once investment funds affiliated with our Sponsor cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsor, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy of the Company in the business opportunities of our Sponsor and of its officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             . Its address is                     . Its telephone number is             .

Exchange Listing

We have applied to list our stock on the NASDAQ Global Market under the symbol “SGRY.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding an aggregate of approximately              shares of common stock. In addition, options and warrants to purchase an aggregate of approximately              shares of our common stock will be outstanding as of the completion of this offering. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Taking into account the lock-up agreements described below, and assuming              do not release stockholders from these agreements, certain shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

Approximately             shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the completion of this offering.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, assuming an initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

•	the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, other stockholders owning an aggregate of             shares of our common stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the completion of this offering is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) 90 days after the completion of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

Notwithstanding the availability of Rule 144, we and all of our officers, directors and other stockholders owning an aggregate of             shares of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of each of                                         , we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain exceptions set forth in the section entitled “Underwriting.”

Registration Statements on Form S-8

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our option plans. This registration statement would cover approximately              shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of shares of our common stock issued pursuant to this offering by “non-U.S. holders,” as defined below. This summary deals only with shares of our common stock acquired by a non-U.S. holder in this offering that are held as capital assets within the meaning of Section 1221 of the Code. This summary does not address the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including: a dealer in securities or currencies; a financial institution; a tax-exempt organization; a non-U.S. government; an insurance company; a person holding shares of our common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell shares of our common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership (or is disregarded from its owner) for U.S. federal income tax purposes; a person that received shares of our common stock in connection with services provided to the company or any of its affiliates; a person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation”; or a “passive foreign investment” company.

This summary is based upon provisions of the Code, and applicable Treasury regulations promulgated or proposed thereunder, rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will concur with the discussion of the tax considerations set forth below, and we have not obtained, and we do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of shares of our common stock. This summary does not address all aspects of U.S. federal income tax and does not address any state, local, non-U.S., gift, or estate tax considerations or any considerations relating to the alternative minimum tax or the Medicare tax on net investment income.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of shares of our common stock that is for U.S. federal income tax purposes not a partnership or disregarded entity and not (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or otherwise treated as a domestic corporation for U.S. federal income tax purposes); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, and any person holding shares of our common stock through such a partnership, are urged to consult their own tax advisors regarding the acquisition, ownership and disposition of shares of our common stock.

This summary is for general information only and is not, and is not intended to be, tax advice. Non-U.S. holders of shares of our common stock are urged to consult their own tax advisors concerning the tax considerations related to the acquisition, ownership and disposition of shares of our common stock in light of their particular circumstances, as well as any tax considerations relating to gift or estate taxes, the alternative minimum tax or to the Medicare tax on net investment income, and any tax considerations arising under the laws of any other jurisdiction, including any state, local and non-U.S. income and other tax laws.

Distributions

As discussed in the section entitled “Dividend Policy” above, we do not currently expect to make distributions in respect of our common stock. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will first constitute a return of capital and will reduce a holder’s adjusted tax basis in such holder’s shares of our common stock, determined on a share-per-share basis but not below zero. Any remaining excess will be treated as capital gain and subject to the tax treatment described below in the section entitled “—Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Common Stock.”

Unless dividends, if any, are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained in the United States), dividends paid to a non-U.S. holder of shares of our common stock generally will be subject to U.S. federal income tax (which generally will be collected through withholding) at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty). Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments generally will be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the non-U.S. holder provides a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate.

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or the relevant withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on shares of our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base maintained in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Non-U.S. holders who do not timely provide us or the relevant withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a tax treaty.

If at the time a distribution is made we are not able to determine whether or not it will be treated as a dividend for U.S. federal income tax purposes (as opposed to being treated as a return of capital or capital gain), we or a financial intermediary may withhold tax on all or a portion of such distribution at the rate applicable to dividends. However, a non-U.S. holder may obtain a refund of any excess withholding by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in the section entitled “Foreign Account Tax Compliance Act.”

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Common Stock

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of shares of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained in the United States); (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for shares of our common stock (the “relevant period”) and certain other conditions are met, as described below.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax on a net basis with respect to such gain in the same manner as if such holder were a resident of the United States. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gains may, under certain circumstances, also be subject to the branch profits tax at a rate of 30% (or at a lower rate prescribed by an applicable income tax treaty).

If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain from a disposition of shares of our common stock, which may be offset by capital losses allocable to U.S. sources during the taxable year of disposition (even though the non-U.S. holder is not considered a resident of the United States).

With respect to the third exception above, we believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurances that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our common stock by reason of our status as a USRPHC so long as (i) shares of our common stock continue to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of the shares of our common stock at any time during the relevant period. If we are a USRPHC and the requirements described in clauses (i) or (ii) in the preceding sentence are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding Tax

We or a financial intermediary must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on shares of our common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder generally will be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or such other applicable form and documentation as required by the Code or the Treasury regulations) certifying under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to U.S. federal withholding tax, as described above in the section entitled “Distributions,” generally will be exempt from U.S. backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale or other disposition of shares of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless such holder certifies that it is not a U.S. person (as defined under the Code) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Under legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the United States and a non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such agreement (collectively, “FATCA”), a 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, shares of our common stock paid to certain non-U.S. entities (including financial intermediaries) unless various information reporting and due diligence requirements, which are different from and in addition to the certification requirements described elsewhere in this discussion, have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). The withholding rules apply currently to payments of dividends on shares of our common stock. The withholding rules are scheduled to apply to payments of gross proceeds from dispositions of shares of our common stock beginning January 1, 2017.

Holders of shares of our common stock should consult their tax advisors regarding the possible impact of FATCA on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Jefferies LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Raymond James & Associates, Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Company	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of             . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

                         Listing

We expect the shares to be approved for listing on the NASDAQ Global Market under the symbol “SGRY.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                                  , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(c)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(d)	where no consideration is or will be given for the transfer;

(e)	where the transfer is by operation of law;

(f)	as specified in Section 276(7) of the SFA; or

(g)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, District of Columbia.

EXPERTS

The consolidated balance sheet of Surgery Partners, Inc. at May 31, 2015, appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Surgery Center Holdings, Inc. at December 31, 2014, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, and at December 31, 2013, and for each of the two years in the period ended December 31, 2013, by BDO USA LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of Symbion, Inc. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Surgery Partners, Inc.

Page
Audited Balance Sheet
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheet at May 31, 2015	F-4

Surgery Center Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Director and Stockholder of Surgery Partners, Inc.

We have audited the accompanying balance sheet of Surgery Partners, Inc. as of May 31, 2015. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Surgery Partners, Inc. at May 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee

June 22, 2015

SURGERY PARTNERS, INC.

BALANCE SHEET

MAY 31, 2015

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	$1
Stockholder receivable	$(1)

Total stockholder’s equity	$—

See note to balance sheet.

SURGERY PARTNERS, INC.

NOTE TO BALANCE SHEET

MAY 31, 2015

1. Organization

Surgery Partners, Inc. (the “Company”) was incorporated in the state of Delaware on April 2, 2015 with the issuance of 100 shares of common stock to its sole board director at par value of $1 in exchange for an equal amount due from that director. The receivable from the director is presented in the accompanying balance sheet as a deduction from stockholder’s equity. The Company has not engaged in any operations and has had no cash flows from the date of incorporation through May 31, 2015.

SURGERY CENTER HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Surgery Center Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Surgery Center Holdings, Inc. as of December 31, 2014 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Surgery Center Holdings, Inc. at December 31, 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee

April 21, 2015, except for 2014 earnings per share data included in the consolidated statements of operations and the related disclosure within Note 2, as to which the date is August 3, 2015

SURGERY CENTER HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Surgery Center Holdings, Inc.

Chicago, Illinois

We have audited the accompanying consolidated balance sheet of Surgery Center Holdings, Inc. and Subsidiaries as of December 31, 2013 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Surgery Center Holdings, Inc. and Subsidiaries as of December 31, 2013, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Chicago, Illinois

April 22, 2014, except for 2012 and 2013 earnings per share data included in the consolidated statements of operations and the related disclosure within Note 2, as to which the date is August 3, 2015.

SURGERY CENTER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$74,920	$13,026
Accounts receivable, less allowance for doubtful accounts of $5,329 and $5,028 at December 31, 2014 and 2013, respectively	144,960	54,419
Inventories	23,692	4,568
Prepaid expenses and other current assets	24,005	9,425
Indemnification receivable due from seller	1,072	1,072

Total current assets	268,649	82,510
Property and equipment, net	175,006	20,804
Intangible assets, net	54,888	26,976
Goodwill	1,298,753	339,521
Investments in and advances to affiliates	33,441	—
Restricted invested assets	316	—
Acquisition escrow deposit	16,232	—
Other long-term assets	5,879	521
Debt issuance costs	5,630	4,369

Total assets	$1,858,794	$474,701

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$43,063	$18,278
Accrued payroll and benefits	22,370	4,572
Other current liabilities	53,870	10,762
Current maturities of long-term debt	22,088	8,842

Total current liabilities	141,391	42,454
Long-term debt, less current maturities	1,339,266	418,559
Long-term deferred tax liabilities	49,170	16,018
Acquisition escrow liability	16,232	—
Other long-term liabilities	90,610	12,045

Non-controlling interests—redeemable	192,589	—

Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at December 31, 2014 and 2013	—	—
Additional paid-in-capital	58,151	59,719
Retained deficit	(322,233)	(163,336)

Total Surgery Center Holdings, Inc. stockholders’ equity (deficit)	(264,082)	(103,617)
Non-controlling interests—non-redeemable	293,618	89,242

Total equity	29,536	(14,375)

Total liabilities and stockholders’ equity	$1,858,794	$474,701

See notes to consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2014	2013	2012
Revenues	$403,289	$284,599	$260,215
Operating expenses:
Salaries and benefits	101,283	69,650	66,991
Cost of sales and supplies	92,020	61,946	54,699
Professional and medical fees	15,363	6,320	5,945
Lease expense	19,389	14,048	14,245
Other operating expenses	26,123	17,880	17,466

Cost of revenues	254,178	169,844	159,346
General and administrative expenses	31,452	26,339	25,263
Depreciation and amortization	15,061	11,663	11,208
Provision for doubtful accounts	9,509	5,885	3,073
Income from equity investments	(1,264)	—	—
Loss on disposal or impairment of long-lived assets, net	1,804	2,482	832
Loss on debt extinguishment	23,414	9,863	—
Electronic health records incentives income	(3,356)	—	—
Merger transaction costs	21,690	—	—
Other (income) expenses	(6)	297	40

Total operating expenses	352,482	226,373	199,762

Operating income	50,807	58,226	60,453
Interest expense, net	(62,101)	(32,929)	(28,482)

(Loss) income before income taxes	(11,294)	25,297	31,971
Provision for income taxes	15,758	7,570	6,110

Net (loss) income	(27,052)	17,727	25,861
Less: Net income attributable to non-controlling interests	(38,845)	(26,789)	(23,945)

Net (loss) income attributable to Surgery Center Holdings, Inc.	$(65,897)	$(9,062)	$1,916

Net (loss) earnings per share
Basic	$(65,897)	$(9,062)	$1,916
Diluted	$(65,897)	$(9,062)	$1,916
Weighted average common shares outstanding
Basic	1,000	1,000	1,000
Diluted	1,000	1,000	1,000

See notes to consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2014	2013	2012
Net (loss) income	$(27,052)	$17,727	$25,861
Other comprehensive income	—	—	—

Comprehensive (loss) income	(27,052)	17,727	25,861
Less: Comprehensive income attributable to non-controlling interests	(38,845)	(26,789)	(23,945)

Comprehensive (loss) income attributable to Surgery Center Holdings, Inc.	$(65,897)	$(9,062)	$1,916

See notes to consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Surgery Center Holdings, Inc. Common Stock		Additional Paid-in Capital	Retained Deficit	Non- Controlling Interests - Non- Redeemable	Total
	Shares	Amount
Balance at December 31, 2011	1,000	$—	$56,564	$(25,177)	$90,356	$121,743
Net income			—	1,916	23,945	25,861
Distributions to non-controlling interests—non-redeemable holders			—	—	(23,049)	(23,049)
Acquisition and disposal of shares of non-controlling interests, net			2,143	—	(2,947)	(804)
Unit-based compensation			411	—	—	411
Other			(57)	—	—	(57)

Balance at December 31, 2012	1,000	$—	$59,061	$(23,261)	$88,305	$124,105
Net (loss) income			—	(9,062)	26,789	17,727
Distributions to non-controlling interests—non-redeemable holders			—	—	(25,253)	(25,253)
Acquisition and disposal of shares of non-controlling interests, net			203	—	(599)	(396)
Distributions to Parent			—	(131,013)	—	(131,013)
Unit-based compensation			455	—	—	455

Balance at December 31, 2013	1,000	$—	$59,719	$(163,336)	$89,242	$(14,375)
Net (loss) income			—	(65,897)	34,766	(31,131)
Distributions to non-controlling interests—non-redeemable holders			—	—	(32,414)	(32,414)
Acquisition and disposal of shares of non-controlling interests, net			633	—	202,024	202,657
Distributions to Parent			—	(93,000)	—	(93,000)
Unit-based compensation			942	—	—	942
Repurchase of units			(3,143)	—	—	(3,143)

Balance at December 31, 2014	1,000	$—	$58,151	$(322,233)	$293,618	$29,536

See notes to consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net (loss) income	$(27,052)	$17,727	$25,861
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	15,061	11,663	11,208
Amortization of debt issuance costs and discount	3,746	2,430	2,318
Goodwill impairment	—	581	—
Paid-in-kind interest	—	—	1,237
Unit-based compensation	942	455	411
Amortization of unfavorable lease liability	(72)	—	—
Change in fair value of interest rate swap	—	—	82
Loss on disposal or impairment of long-lived assets, net	1,804	2,482	911
Loss on debt extinguishment	23,414	9,863	—
Deferred income taxes	14,089	7,136	5,709
Interest on contingent consideration obligation	964	892	826
Provision for doubtful accounts	9,509	5,885	3,073
Income from equity investments, net of distributions received	(713)	—	—
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(20,161)	(9,722)	(8,924)
Other operating assets and liabilities	418	(314)	3,665

Net cash provided by operating activities	21,949	49,078	46,377

Cash flows from investing activities:
Purchases of property and equipment, net	(7,736)	(4,150)	(4,694)
Purchase of non-compete	(1,700)	—	—
Payments for acquisitions, net of cash acquired	(261,580)	(486)	(274)
Proceeds from divestitures	—	1,014	1,500

Net cash used in investing activities	(271,016)	(3,622)	(3,468)

Cash flows from financing activities:
Principal payments on long-term debt	(1,009,874)	(339,908)	(80,756)
Borrowings of long-term debt	1,477,288	462,983	61,400
Payments of debt issuance costs	(7,496)	(4,974)	(100)
Payment of premium on debt extinguishment	(17,840)	—	—
Distribution to Parent	(93,000)	(131,013)	—
Distributions to non-controlling interests holders	(35,182)	(25,253)	(23,049)
Proceeds from (payments related to) ownership transactions with consolidated affiliates	278	503	(500)
Repurchase of units	(3,143)
Other financing activities	(70)	—	(56)

Net cash provided by (used in) financing activities	310,961	(37,662)	(43,061)

Net increase (decrease) in cash and cash equivalents	61,894	7,794	(152)
Cash and cash equivalents at beginning of year	13,026	5,232	5,384

Cash and cash equivalents at end of year	$74,920	$13,026	$5,232

See notes to consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Surgery Center Holdings, Inc. and Subsidiaries (the “Company”) was incorporated in Delaware in 2009 to own and operate ambulatory surgery centers (“ASCs”), anesthesia services and physician practices. The Company is a wholly-owned subsidiary of Surgery Center Holdings, LLC (the “Parent Company”). As further described below, the Company expanded its business by acquiring Symbion, Inc. in 2014.

As of December 31, 2014, the Company owned and operated a national network of short stay surgical facilities and physician practices in 28 states. The surgical facilities, which include ASCs and surgical hospitals, primarily provide non-emergency surgical procedures across many specialties, including, among others, cardiology, gastroenterology, ophthalmology, orthopedics and pain management. Some of our surgical hospitals also provide acute care services such as diagnostic imaging, laboratory, obstetrics, oncology, pharmacy, physical therapy and wound care.

The Company owns surgical facilities in partnership with physicians and, in some cases, physicians and health systems in the markets and communities it serves. As of December 31, 2014, the Company owned or operated 96 surgical facilities, including 90 ASCs and six surgical hospitals, and we managed seven additional ASCs. The Company owned a majority interest in 70 of the 103 facilities and consolidated 91 of these facilities for financial reporting purposes.

In addition to surgical facilities, the Company operates or manages a network of 30 physician practices. The Company also provides anesthesia services in ASCs and owns and operates a diagnostic laboratory, a specialty pharmacy, optical laboratories, an optical products purchasing organization, and a marketing products and services business.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as interests in partnerships and limited liability companies controlled by the Company through its ownership of a majority voting interest or other rights granted to the Company by contract to manage and control the affiliate’s business. All significant intercompany balances and transactions are eliminated in consolidation.

Non-Controlling Interests

The physician limited partners and physician minority members of the entities that the Company controls are responsible for the supervision and delivery of medical services. The governance rights of limited partners and minority members are restricted to those that protect their financial interests. Under certain partnership and operating agreements governing these partnerships and limited liability companies, the Company could be removed as the sole general partner or managing member for certain events such as material breach of the partnership or operating agreement, gross negligence or bankruptcy. These protective rights do not preclude consolidation of the respective partnerships and limited liability companies.

Ownership interests in consolidated subsidiaries held by parties other than the Company are identified and generally presented in the consolidated financial statements within the equity section but separate from the Company’s equity. However, in instances in which certain redemption features that are not solely within the

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

control of the Company are present, classification of noncontrolling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the noncontrolling interests are identified and presented on the consolidated statements of income; changes in ownership interests are accounted for as equity transactions. Certain transactions with noncontrolling interests are classified within financing activities in the consolidated statements of cash flows.

The consolidated financial statements of the Company include all assets, liabilities, revenues and expenses of surgical facilities in which the Company has sufficient ownership and rights to allow the Company to consolidate the surgical facilities. Similar to its investments in non-consolidated affiliates, the Company regularly engages in the purchase and sale of ownership interests with respect to its consolidated subsidiaries that do not result in a change of control.

Non-Controlling Interests—Redeemable. Each of the partnerships and limited liability companies through which the Company owns and operates its surgical facilities is governed by a partnership or operating agreement. In certain circumstances, the partnership and operating agreements for the Company’s surgical facilities provide that the facilities will purchase all of the physicians’ ownership if certain adverse regulatory events occur, such as it becoming illegal for the physicians to own an interest in a surgical facility, refer patients to a surgical facility or receive cash distributions from a surgical facility. The non-controlling interests—redeemable are reported outside of stockholders’ equity in the consolidated balance sheets.

A summary of activity related to the non-controlling interests—redeemable follows (in thousands):

Balance at December 31, 2013	—
Net income attributable to non-controlling interests—redeemable	4,079
Acquisition and disposal of shares of non-controlling interests—redeemable	191,278
Distributions to non-controlling interests—redeemable holders	(2,768)

Balance at December 31, 2014	$192,589

Variable Interest Entities

The consolidated financial statements include the accounts of variable interest entities in which the Company is the primary beneficiary under the provisions of Accounting Standards Codification Topic 810, Consolidation. The variable interest entities include four surgical facilities and two anesthesia practices for which the Company has the power to direct the activities that most significantly impact their economic performance. Additionally, the Company would absorb the majority of the expected losses of these entities should they occur. The Company has fully guaranteed the debt obligations for one of its variable interest surgical facilities located in the state of Florida. The debt obligations are subordinated to such a level that the Company absorbs the majority of the expected losses. As of December 31, 2014 and 2013, the consolidated balance sheets of the Company included total assets of $24.7 million and $23.6 million, respectively, and total liabilities of $1.7 million and $1.4 million, respectively, related to the Company’s variable interest entities.

Equity Method Investments

In connection with the Symbion acquisition, the Company acquired non-consolidating investments in surgical facilities and management companies that own or manage surgical facilities and hospitals. These investments are accounted for using the equity method of accounting. The total amount of these investments included in investments in and advances to affiliates in the consolidated balance sheets was $33.4 million as of December 31, 2014.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Use of Estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, (“GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and accompanying footnotes. Examples include, but are not limited to, estimates of accounts receivable allowances, professional and general liabilities and the estimate of deferred tax assets or liabilities. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments are of a normal, recurring nature. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the comparative periods’ financial statements to conform to the year ended December 31, 2014 presentation. The reclassifications primarily related to the presentation of the provision for doubtful accounts and had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), or inputs other than quoted prices in active markets that are either directly or indirectly observable (Level 2), or unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions (Level 3), depending on the nature of the item being valued.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, restricted invested assets and accounts payable approximate their fair values.

A summary of the carrying amounts and fair values of the Company’s long term debt follows (in thousands):

	Carrying Amount		Fair Value
	December 31,		December 31,
	2014	2013	2014	2013
2014 First Lien Credit Agreement, net of debt issuance discount	$846,183	$—	$820,798	$—
2014 Second Lien Credit Agreement, net of debt issuance discount	471,816	—	452,943	—
2013 First Lien Credit Agreement, net of debt issuance discount	—	303,890	—	311,237
2013 Second Lien Credit Agreement, net of debt issuance discount	—	115,267	—	120,300

The fair values of the First Lien Term Loan and Second Lien Term Loan, as defined in Note 8 on Long-Term Debt, were based on a Level 2 computation using quoted prices for identical liabilities in inactive markets at December 31, 2014 and 2013, as applicable. The carrying amounts related to the Company’s other long-term debt obligations approximate their fair values.

In connection with the Symbion acquisition, the Company acquired and continues to maintain a supplemental executive retirement savings plan (the “SERP”) for certain former Symbion executive officers. The SERP is a non-qualified deferred compensation plan for eligible executive officers and other key employees of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

the Company that allows participants to defer portions of their compensation. The fair value of the SERP asset and liability was based on a quoted market price, or a Level 1 computation. As of December 31, 2014, the fair value of the assets in the SERP was $1.4 million and was included in other long-term assets in the consolidated balance sheet. The Company had a liability of $1.4 million related to the SERP, which was included in other long-term liabilities as of December 31, 2014.

Revenue Recognition

The Company recognizes revenues in the period in which the services are performed. Patient services revenues and receivables from third-party payors are recorded net of estimated contractual adjustments and allowances from third-party payors, which the Company estimates based on the historical trend of its cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics.

A summary of revenues by service type as a percentage of total revenues follows:

	Year Ended December 31,
	2014	2013	2012
Patient service revenues:
Surgical facilities revenues	83.9%	78.9%	81.0%
Ancillary services revenues	12.3%	15.5%	12.9%

	96.2%	94.4%	93.9%
Other service revenues:
Optical services revenues	3.5%	5.6%	6.1%
Other service revenues	0.3%	—%	—%

	3.8%	5.6%	6.1%

Total revenues	100.0%	100.0%	100.0%

Patient service revenues. The fee charged for healthcare procedures performed in surgical facilities varies depending on the type of service provided, but usually includes all charges for usage of an operating room, a recovery room, special equipment, medical supplies, nursing staff and medications. The fee does not normally include professional fees charged by the patient’s surgeon, anesthesiologist or other attending physician, which are billed directly by such physicians to the patient or third-party payor. However, in a small number of surgical facilities, the Company charges for anesthesia services. Ancillary service revenues include fees for patient visits to our physician clinics, pharmacy services and toxicology screens ordered by pain physicians. Patient service revenues are recognized on the date of service, net of estimated contractual adjustments and discounts from third-party payors, including Medicare and Medicaid. Changes in estimated contractual adjustments and discounts are recorded in the period of change.

During the year ended December 31, 2014, the Company recognized approximately $104,000 as a reduction to patient service revenues as a result of changes in estimates to third-party settlements related to prior periods. These adjustments were related to two of the Company’s surgical hospitals that were acquired in connection with acquisition of Symbion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The following table sets forth patient service revenues by type of payor and as a percentage of total patient service revenues for the Company’s consolidated surgical facilities (dollars in thousands):

	Year Ended December 31,
	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Private insurance payors	$202,172	52.1%	$162,888	60.6%	$146,176	59.8%
Government payors	134,041	34.5%	75,125	28.0%	76,999	31.5%
Self-pay payors	13,645	3.5%	7,587	2.8%	7,333	3.0%
Other payors	38,215	9.9%	23,081	8.6%	13,934	5.7%

Total patient service revenues	$388,073	100.0%	$268,681	100.0%	$244,442	100.0%

Other service revenues. Revenues from other services consist of product sales from the Company’s optical laboratories as well as handling charges billed to the members of the Company’s optical products purchasing organization and sales of products and services from the Company’s marketing products and services business. The Company’s optical products purchasing organization negotiates volume buying discounts with optical products manufacturers. The buying discounts and any handling charges billed to the members of the buying group represent the revenue recognized for financial reporting purposes. Revenue is recognized as orders are shipped to members. The Company bases its estimates for sales returns and discounts on historical experience and has not experienced significant fluctuations between estimated and actual return activity and discounts given. The Company’s optical laboratories manufacture and distribute corrective lenses and eyeglasses to ophthalmologists and optometrists. Revenue is recognized when product is shipped, net of allowance for discounts. The Company’s marketing products and services businesses recognize revenue when product is shipped or services are rendered.

Other service revenues additionally include management and administrative service fees derived from the non-consolidated facilities that the Company accounts for under the equity method, management of surgical facilities in which it does not own an interest, and management services provided to physician clinics for which the Company is not required to provide capital or additional assets. The fees derived from these management arrangements are based on a predetermined percentage of the revenues of each facility or clinic and are recognized in the period in which services are rendered.

The operating results of Symbion are included in the Company’s 2014 operating results effective November 3, 2014. For the year ended December 31, 2014, on a pro forma basis assuming the acquisition of Symbion had been completed on January 1, 2014, approximately 92.7%, 5.7% and 1.6% of the Company’s revenues were generated by the Company’s Surgical Facilities Segment, Ancillary Services Segment and Optical Services Segment, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalent balances at high credit quality financial institutions.

Accounts Receivable and Allowances for Contractual Adjustments and Doubtful Accounts

Accounts receivable are recorded net of contractual adjustments and allowances for doubtful accounts to reflect accounts receivable at net realizable value. Accounts receivable consists of receivables from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

companies, employers and patients. Management recognizes that revenues and receivables from government agencies are significant to the Company’s operations, but it does not believe that there is significant credit risk associated with these government agencies. Concentration of credit risk with respect to other payors is limited because of the large number of such payors. As of December 31, 2014, the Company had third-party Medicaid settlements of $11.7 million in other current liabilities in the consolidated balance sheet. The Company had no third-party Medicaid settlement liabilities as of December 31, 2013.

A summary of accounts receivable, net, by type of payor follows (in thousands):

	December 31,
	2014	2013
Private insurance payors	44.5%	56.1%
Government payors	31.3%	17.5%
Self-pay payors	5.9%	1.3%
Other payors	18.3%	25.1%

Total accounts receivable, net	100.0%	100.0%

The Company recognizes that final reimbursement of accounts receivable is subject to final approval by each third-party payor. However, because the Company has contracts with its third-party payors and also verifies insurance coverage of the patient before medical services are rendered, the amounts that are pending approval from third-party payors are not significant. The Company’s policy is to collect co-payments and deductibles prior to providing medical services. It is also the Company’s policy to verify a patient’s insurance 72 hours prior to the patient’s procedure. Patient services of the Company are primarily non-emergency, which allows the surgical facilities to control the procedures for which third-party reimbursement is sought and obtained. The Company does not require collateral from self-pay patients.

The Company analyzes accounts receivable at each its surgical facilities to ensure the proper aged category and collection assessment. At a consolidated level, the Company’s policy is to review accounts receivables aging, by surgical facility, to determine the appropriate allowance for doubtful accounts. Patient account balances are reviewed for delinquency based on contractual terms. This review is supported by an analysis of the actual revenues, contractual adjustments and cash collections received. An account balance is written off only after the Company has pursued collection with legal or collection agency assistance or otherwise has deemed an account to be uncollectible.

A summary of the changes in the allowance for doubtful accounts receivable follows (in thousands):

Balance at December 31, 2011	$6,804
Provision for doubtful accounts	3,073
Accounts written off, net of recoveries	(6,643)

Balance at December 31, 2012	3,234
Provision for doubtful accounts	5,885
Accounts written off, net of recoveries	(4,091)

Balance at December 31, 2013	5,028
Provision for doubtful accounts	9,509
Accounts written off, net of recoveries	(9,208)

Balance at December 31, 2014	$5,329

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The Company records an estimate for doubtful accounts based on the aging category and historical collection experience of each product sales or other business included in other service revenues, as discussed in the note above.

The receivables related to the Company’s optical products purchasing organization are recognized separately from patient accounts receivable, as discussed above, and are included in other current assets in the consolidated balance sheets. Such receivables were $7.6 million and $7.0 million at December 31, 2014 and 2013, respectively.

Inventories

Inventories, which consist primarily of medical and drug supplies, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Prepaid Expenses and Other Current Assets

A summary of prepaid expenses and other current assets follows (in thousands):

	December 31,
	2014	2013
Prepaid expenses	$7,050	$1,552
Other current assets	16,955	7,873

Total	$24,005	$9,425

Property and Equipment

Property and equipment are stated at cost or, if obtained through acquisition, at fair value determined on the date of acquisition. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets, generally three to five years for computers and software and five to seven years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets. Routine maintenance and repairs are expensed as incurred, while expenditures that increase capacities or extend useful lives are capitalized.

The Company also leases certain facilities and equipment under capital leases. Assets held under capital leases are stated at the present value of minimum lease payments at the inception of the related lease. Such assets are depreciated on a straight-line basis over the lesser of the lease term or the remaining useful life of the leased asset.

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration provided in an acquisition over the fair value of net assets acquired and is not amortized. The Company has indefinite-lived intangible assets related to the certificates of need held in jurisdictions where certain of its surgical facilities are located. The Company also has finite-lived intangible assets related to physician guarantee agreements, non-compete agreements, management agreements and customer relationships. Physician income guarantees are amortized into salaries and benefits costs in the consolidated statements of operations over the commitment period of the contract, generally three to four years. Non-compete agreements and management rights agreements are amortized into depreciation and amortization expense in the consolidated statements of operations over the service lives of the agreements,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

ranging from two years to 20 years for non-compete agreements and 15 years for the management rights agreements. Customer relationships are amortized into depreciation and amortization expense in the consolidated statements of operations over the estimated lives of the relationships, ranging from three to ten years.

Impairment of Long-Lived Assets, Goodwill and Intangible Assets

The Company evaluates the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. The Company performs an impairment test by preparing an expected undiscounted cash flow projection. If the projection indicates that the recorded amount of the long-lived asset is not expected to be recovered, the carrying value is reduced to estimated fair value. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. No impairment losses were recognized during the years ended December 31, 2014, 2013 and 2012.

The Company tests its goodwill and intangible assets for impairment at least annually, or more frequently if certain indicators arise. The Company tests goodwill at the reporting unit level in accordance with Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other. In performing the test, the Company compares the carrying value of the net assets of the individual reporting units as of December 31, or additionally if impairment indicators are present, to the net present value of the estimated discounted future cash flows of the individual reporting units. The Company corroborates the results of the discounted cash flow analysis with a market-based approach. As the Company does not have publicly traded equity from which to derive a market value, an assessment of peer company data is performed whereby the Company selects comparable peers based on healthcare industry specific characteristics. Management estimates a reasonable market value of the Company based on earnings multiples and trading data of the Company’s peers. The Company completed its required annual impairment testing and determined no impairment existed in the year ended December 31, 2014. During the year ended December 31, 2013, the Company recorded an impairment charge of $581,000 related to its Patient Education Concepts reporting unit, which was the entire goodwill balance of this reporting unit. The impairment charge is included in the consolidated statement of operations as of December 31, 2013 as a component of other (income) expense. No goodwill impairment charges were recorded during the year ended December 31, 2012.

Restricted Invested Assets

Restricted invested assets of $316,000 at December 31, 2014 were related to a requirement under the operating lease agreement at the Company’s Chesterfield, Missouri facility. The Company purchased this facility in connection with its acquisition of Symbion on November 3, 2014. In accordance with the provisions of the lease agreement, the Company has a deposit with the landlord that shall be held by the landlord as a security for performance by the Company of the Company’s covenants and obligations under the lease through January 2024.

Other Long-Term Assets

A summary of other long-term assets follows (in thousands):

	December 31,
	2014	2013
Notes receivable	$182	$—
Deposits	2,196	521
Assets of SERP	1,402	—
Other	2,099	—

Total	$5,879	$521

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Other Current Liabilities

A summary of other current liabilities follows (in thousands):

	December 31,
	2014	2013
Interest payable	$7,027	$190
Current taxes payable	3,189	285
Insurance liabilities	5,552	—
Third-party settlements	11,708	—
Amounts due to patients and payors	9,476	4,041
Other accrued expenses	16,918	6,246

Total	$53,870	$10,762

Other Long-Term Liabilities

A summary of other long-term liabilities follows (in thousands):

	December 31,
	2014	2013
Facility lease obligations	$50,749	$—
Medical malpractice liability	4,253	—
Liability of SERP	1,415	—
Contingent consideration obligation	13,009	12,045
Acquisition consideration payable	16,768	—
Unfavorable lease liability	2,427	—
Other long-term liabilities	1,989	—

Total long-term liabilities	$90,610	$12,045

The Company has facility lease obligations in connection with the surgical hospital located in Idaho Falls, Idaho and with a radiation oncology building at this facility. The Company acquired this facility in connection with its acquisition of Symbion on November 3, 2014. The obligation is payable to the lessor of this facility for the land, building and improvements. The current portion of the lease obligation was $568,000 at December 31, 2014, and was included in other current liabilities in the consolidated balance sheets. The total of the facility lease obligations related to the surgical hospital and radiation oncology building in Idaho Falls, Idaho was $51.3 million at December 31, 2014.

Unit-Based Compensation

The Company recognizes in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. Currently, on the grant date, the Company employs a market approach to estimate the fair value of unit-based awards based on various considerations and assumptions, including implied earnings multiples and other metrics of relevant market participants, the Company’s operating results and forecasted cash flows and the Company’s capital structure. Such estimates require the input of highly subjective, complex assumptions. However, such assumptions will not be required to determine fair value of shares of the Company’s common stock once its underlying shares begin trading publicly. Once the shares begin trading publicly, the fair value of future stock options awarded will be based on the quoted market price of the Company’s common stock upon grant, as well as assumptions including expected stock price volatility, risk-free interest rate, expected dividends, and expected term.

The Company’s policy is to recognize compensation expense using the straight line method over the relevant vesting period for units that vest based on time. The Company’s equity-based compensation expense can vary in the future depending on many factors, including levels of forfeitures and whether performance targets are met and whether a liquidity event occurs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 260, “Earnings Per Share,” based on the weighted-average number of shares outstanding in each period and dilutive stock options, unvested shares and warrants, to the extent such securities exist and have a dilutive effect on earnings per share. For all periods presented in the accompanying consolidated statements of operations, the Company had 1,000 weighted average shares of common stock outstanding and no securities that could potentially dilute basic earnings per share.

While the Company currently conducts business through Surgery Center Holdings, Inc. (a subsidiary of Surgery Center Holdings, LLC), the Company expects to conduct a corporate reorganization during 2015 whereby Surgery Partners, Inc. will become the sole managing member of Surgery Center Holdings, LLC, and all of the equity units of Surgery Center Holdings, LLC will be exchanged for shares of common stock of Surgery Partners, Inc.

Professional, General and Workers’ Compensation Insurance

The Company maintains general liability and professional liability insurance in excess of self-insured retentions through third party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional and general insurance coverage is on a claims-made basis. Workers’ compensation insurance is on an occurrence basis.

The Company expenses the costs under the self-insured retention exposure for general and professional liability and workers compensation claims which relate to (i) claims made during the policy period, which are offset by insurance recoveries and (ii) an estimate of claims incurred but not yet reported that are expected to be reported after the policy period expires. Reserves and provisions are based upon actuarially determined estimates. The reserves are estimated using individual case-basis valuations and actuarial analysis. Reserves for professional, general and workers’ compensation claim liabilities are determined with no regard for expected insurance recoveries and are presented gross on the consolidated balance sheets. Expected insurance recoveries are presented on the consolidated balance sheets separately from the liabilities. At December 31, 2014 $3.1 million is included in other current liabilities and $4.3 million is included in other long-term liabilities on the consolidated balance sheets. Expected insurance recoveries of $2.2 million are included in prepaid expenses and other current assets and $2.8 million is included in other long-term assets on the consolidated balance sheets at December 31, 2014.

Electronic Health Record Incentives

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments beginning in calendar year 2011 for eligible hospitals and professionals that implement and achieve meaningful use of certified Electronic Health Records (“EHR”) technology. Several of the Company’s surgical hospitals, which were acquired in connection with the acquisition of Symbion, have implemented plans to comply with the EHR meaningful use requirements of the Health Information Technology for Economic and Clinical Health Act (“HITECH”) in time to qualify for the maximum available incentive payments.

Compliance with the meaningful use requirements has and will continue to result in significant costs including business process changes, professional services focused on successfully designing and implementing the Company’s EHR solutions along with costs associated with the hardware and software components of the project. The Company currently estimates that total costs incurred to comply will be recovered through the total

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

EHR incentive payments over the projected life cycle of this initiative. The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives. The amount and timing of these expenditures do not directly correlate with the timing of the Company’s cash receipts or recognition of the EHR incentives as other income. The Company received incentive payments and recognized revenue of $3.4 million during the year ended December 31, 2014 related to the completion of the EHR meaningful use requirements at its surgical hospitals.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If a net operating loss carryforward exists, the Company makes a determination as to whether that net operating loss carryforward will be utilized in the future. A valuation allowance is established for certain net operating loss carryforwards when their recoverability is deemed to be uncertain. The carrying value of the net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to adjust our deferred tax valuation allowances.

The company, or one or more of our subsidiaries, files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2010.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board issued Accounting Standards Update, or ASU, 2014-08, which changes the requirements for reporting discontinued operations. A discontinued operation continues to include a component of an entity or a group of components of an entity, or a business activity. However, in a shift reflecting stakeholder concerns that too many disposals of small groups of assets that are recurring in nature qualified for reporting as discontinued operations, a disposal of a component of an entity or a group of components of an entity will be required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. A business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale will still be a discontinued operation. Additional disclosures will be required for significant components of the entity that are disposed of or are held for sale but do not qualify as discontinued operations. This ASU is effective for fiscal years beginning after December 15, 2014 and is to be applied on a prospective basis for disposals or components initially classified as held for sale after that date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company has elected to adopt this ASU starting January 1, 2014. This ASU did not impact the Company’s consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. This ASU provides companies the option of applying a full or modified retrospective approach upon adoption. This ASU is effective for fiscal years beginning after December 15, 2016. Early adoption is not permitted. The Company will adopt this ASU on January 1, 2017 and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

is currently evaluating its plan for adoption and the impact the Company’s revenue recognition policies, procedures and the resulting impact on the Company’s consolidated financial position, results of operations and cash flows.

3. Acquisitions and Developments

The Company accounts for its business combinations in accordance with the fundamental requirements of the acquisition method of accounting and under the premise that an acquirer can be identified for each business combination. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieves control. The assets acquired, liabilities assumed and any noncontrolling interests in the acquired business at the acquisition date are recognized at their fair values as of that date, and the direct costs incurred in connection with the business combination are recorded and expensed separately from the business combination. Acquisitions in which the Company is able to exert significant influence but does not have control are accounted for using the equity method.

Acquisition of Symbion

On June 13, 2014, the Company, through its wholly-owned subsidiary, SCH Acquisition Corp. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Symbion Holdings Corporation (“Symbion”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Symbion, with Symbion being the surviving corporation in the merger (the “Merger”). At the closing of the Merger, each outstanding share of common stock of Symbion, and other than those shares with respect to which appraisal rights are properly exercised in accordance with the General Corporation Law of the State of Delaware, were converted into the right to receive a cash payment per share equal to (x) $792.0 million, subject to certain adjustments for Symbion’s cash, debt, transaction expenses, working capital and other items at closing, plus the aggregate exercise price of all vested options, minus certain escrowed amounts relating to post-closing purchase price adjustment and indemnity obligations, divided by (y) the number of shares outstanding on a fully-diluted basis assuming full exercise of vested options and exercise of rights to receive shares upon the exchange of the 8.00% Senior PIK Exchangeable Notes due 2017 issued by Symbion (the “Merger Consideration”). In addition, each outstanding option to purchase shares of Symbion’s common stock were cancelled, and the holders of vested options were paid an amount equal to the excess, if any, of the Merger Consideration over the per-share exercise price of such vested options.

The Company obtained financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which were sufficient for the Company to pay the aggregate Merger Consideration and all related fees and expenses.

The Company completed the Merger effective November 3, 2014. At closing, the Company paid approximately $300.1 million in cash, including $16.2 million funded to an escrow account, and assumed approximately $472.4 million of outstanding indebtedness of Symbion, plus related accrued and unpaid interest. The Company will fund an additional $16.8 million to the escrow account by May 3, 2016. The $33.0 million escrow balance is payable to Symbion on May 3, 2016, pending the resolution of any adjustments to acquired working capital and the settlement of any other indemnities.

The acquisition of Symbion enhances the growth profile of the Company by expanding our network of surgical facilities in attractive markets throughout the United States.

The Merger was financed through the issuance of approximately $1.4 billion of Senior Secured Credit Facilities (“Facilities”), which includes an $870 million 2014 First Credit Agreement due November 3, 2020, a $490 million 2014 Second Lien Credit Agreement due November 3, 2021 and a $80 million revolving credit facility.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Fees and expenses associated with the Merger, which includes fees incurred related to the Company’s debt financings, were approximately $93.3 million. Approximately $5.3 million was capitalized as deferred financing costs, $21.7 million related to legal and other transaction fees was expensed as transaction costs, $42.9 million was recorded as a reduction of the carrying value of the Facilities and $23.4 million was recorded as debt extinguishment costs during the year ended December 31, 2014.

Acquired assets and assumed liabilities include, but are not limited to, fixed assets, intangible assets and professional liabilities. The valuations are based on appraisal reports, discounted cash flow analyses, actuarial analyses or other appropriate valuation techniques to determine the fair value of the assets acquired or liabilities assumed. A majority of the deferred income taxes recognized as a component of the Company’s purchase price allocation is a result of the difference between the book and tax basis of the amortizable intangible assets recognized.

The purchase price amount has been preliminarily allocated to the related assets acquired and liabilities assumed based upon their respective fair values as follows:

November 3, 2014
Cash consideration	$300,098
Acquisition consideration payable	16,768
Fair value of noncontrolling interests	395,663

Fair value of Symbion	712,529
Net assets acquired
Cash	40,374
Accounts receivable, net	79,830
Inventories	18,389
Prepaid expenses and other current assets	9,876
Property and equipment	153,179
Investments in and advances to affiliates	32,728
Intangible assets	31,534
Restricted invested assets	316
Other long-term assets	6,239
Accounts payable	(20,419)
Accrued payroll and benefits	(14,300)
Other current liabilities	(44,272)
Current maturities of long-term debt	(83,805)
Long-term debt, less current maturities	(376,395)
Long-term deferred tax liabilities	(17,895)
Other long-term liabilities	(60,500)

Net assets acquired	(245,121)

Excess of fair value over identifiable net assets acquired	$957,650

The entire amount of goodwill acquired in connection with the Merger was allocated to the Company’s Surgical Facility Services operating segment. The total amount of the goodwill related to acquisition of Symbion that will be deductible for tax purposes is $142.5 million.

Fair value attributable to noncontrolling interests was based on a Level 3 computation using significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

multiples used in the purchase of noncontrolling interests, primarily from acquisitions of surgical facilities. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. Fair value attributable to the property and equipment acquired was based on Level 3 computations using key inputs such as cost trend data and comparable asset sales. Fair value attributable to the intangible assets acquired was based on Level 3 computations using key inputs such as the Company’s internally-prepared financial projections. Fair values assigned to acquired working capital were based on carrying amounts reported by Symbion at the date of acquisition, which approximate their fair values.

Revenues and net income included in the year ended December 31, 2014 associated with the Symbion acquisition are as follows (in thousands):

Year Ended December 31, 2014
Net revenues	$103,979
Net income	21,018
Less: net income attributable to noncontrolling interests	(10,439)

Net loss attributable to Surgery Center Holdings, Inc.	$10,579

The unaudited consolidated pro forma results for the years ended December 31, 2014 and 2013, assuming the Symbion acquisition had been consummated on January 1, 2013, are as follows (in thousands):

	Year Ended December 31,
	2014	2013
Net revenues	$873,683	$820,186
Net (loss) income	31,557	42,714
Less: net income attributable to noncontrolling interests	(68,973)	(64,396)

Net loss attributable to Surgery Center Holdings, Inc.	$(37,416)	$(21,682)

These pro forma amounts for the year ended December 31, 2014 do not include expenses related to merger transaction costs of $21.7 million or loss on debt extinguishment of $23.4 million.

Other 2014 Transactions

Throughout 2014 the Company acquired three physician practices for an aggregate purchase price of $1.6 million. These transactions were funded with cash from operations.

2013 Transactions

During 2013 the Company acquired 100% ownership interests in both a specialty pharmacy and a physician practice. The aggregate purchase price of these transactions was approximately $417,000.

2012 Transactions

Effective October 25, 2012, the Company acquired a 100% ownership interest in an optical laboratory for a purchase price of approximately $647,000. The purchase price was funded with $125,000 in cash, and the remaining $522,000 was financed through a note payable over seven years. The total amount of the purchase price was allocated to customer relationships.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

4. Divestitures

2013 Transactions

In March 2013, the Company closed an ASC in Sebring, Florida and a physician practice in Indiana. Pre-tax net losses of approximately $3.2 million were recorded as a result of these dispositions.

In October 2013, the Company received net proceeds of $1.0 million for the sale of an ASC in Merrillville, Indiana. This transaction resulted in the recognition of a pre-tax gain of approximately $637,050.

2012 Transactions

Effective April 2012, the Company sold its majority interest in an ASC in Richmond, Virginia for approximately $1.5 million and recorded a pre-tax loss on sale of approximately $830,000 in the consolidated statement of operations.

5. Property and Equipment

A summary of property and equipment, net, follows (in thousands):

	December 31,
	2014	2013
Land	$6,790	$100
Buildings and improvements	100,574	13,457
Furniture and equipment	13,662	896
Computer and software	20,622	3,501
Medical equipment	86,132	20,037
Construction in progress	2,923	—

Property and equipment, at cost	230,703	37,991
Less: Accumulated depreciation	(55,697)	(17,187)

Property and equipment, net	$175,006	$20,804

The Company is liable to various vendors for equipment leases. The carrying values of assets under capital lease were $13.3 million and $5.1 million as of December 31, 2014 and 2013, respectively, which included accumulated depreciation of $6.8 million and $4.7 million, respectively.

6. Intangible Assets

In connection with the acquisition of Symbion, the Company acquired various intangible assets including $24.7 million related to management agreements, $3.7 million related to certificates of need, $1.8 million related to non-compete agreements, $1.1 million related to physician income guarantees and $242,000 related to Medicare licenses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

A summary of changes in intangible assets follows (in thousands):

	Physician Guarantees	Management Rights	Non-Compete Agreements	Certificates of Need	Customer Relationships	Other	Total Intangible Assets
Balance at December 31, 2011	$—	$268	$21,593	$—	$10,463	$3,750	$36,074
Additions	—	—	—	—	647	—	647
Recruitment expense	—	—	—	—	—	—	—
Amortization	—	(20)	(2,728)	—	(1,788)	(469)	(5,005)

Balance at December 31, 2012	—	248	18,865	—	9,322	3,281	31,716
Additions	—	150	—	—	—	—	150
Recruitment expense	—	—	—	—	—	—	—
Amortization	—	(21)	(2,742)	—	(1,657)	(470)	(4,890)

Balance at December 31, 2013	—	377	16,123	—	7,665	2,811	26,976
Additions	1,081	24,700	3,500	3,711	—	242	33,234
Recruitment expense	(108)	—	—	—	—	—	(108)
Amortization	—	(320)	(3,033)	—	(1,391)	(470)	(5,214)

Balance at December 31, 2014	$973	$24,757	$16,590	$3,711	$6,274	$2,583	$54,888

A summary of cost and accumulated amortization related to the Company’s finite-lived intangible assets, which excludes certificates of need, physician income guarantees and certain other indefinite-lived intangible assets, follows (in thousands):

	December 31,
	2014	2013
Management rights agreements	$25,160	$460
Non-compete agreements	30,633	27,133
Customer relationships	12,348	12,348
Other	4,700	4,700

Finite-lived intangible assets, at cost	72,841	44,641
Less: Accumulated amortization	(22,879)	(17,665)

Finite-lived intangible assets, net	$49,962	$26,976

During the years ended December 31, 2014, 2013 and 2012, the Company had amortization expense of $5.2 million, $4.9 million and $5.0 million, respectively.

A summary of the scheduled amortization related to the Company’s finite-lived intangible assets as of December 31, 2014 follows (in thousands):

Amortization of Finite-Lived Intangible Assets
2015	$8,203
2016	6,082
2017	5,249
2018	5,043
2019	4,897
Thereafter	20,488

Total	$49,962

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

As of December 31, 2014, physician income guarantees consisted of recruitment costs of $1.1 million and accumulated amortization of these recruitment costs into salaries and benefits costs of approximately $108,000.

7. Goodwill

A summary of changes in goodwill follows (in thousands):

Balance at December 31, 2011	$345,746
Acquisitions	—
Divestitures	(2,238)
Impairment	—
Purchase price adjustments	159

Balance at December 31, 2012	343,667
Acquisitions	269
Divestitures	(3,834)
Impairment	(581)
Purchase price adjustments	—

Balance at December 31, 2013	339,521
Acquisitions	959,232
Divestitures	—
Impairment	—
Purchase price adjustments	—

Balance at December 31, 2014	$1,298,753

Additions to goodwill include new business combination acquisitions and incremental ownership acquired in the Company’s subsidiaries. A summary of the Company’s acquisitions for the years ended December 31, 2014, 2013 and 2012 is included in Note 3, Acquisitions and Developments.

The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, as of December 31, or more frequently if certain indicators arise. The Company reviews goodwill at the reporting unit level, which is defined as one level below an operating segment. The Company has determined that it has six reporting units, which include the following: 1) Surgical Facilities 2) Ancillary Services, 3) Midwest Labs, 4) The Alliance, including Optical Synergies, 5) Family Vision Care and 6) Patient Education Concepts, the Company’s marketing products and services business. When reviewing goodwill, the Company compares the carrying value of the net assets of the reporting unit to the estimated fair value of the reporting unit. If the carrying value exceeds the net present value of the estimated discounted future cash flows, an impairment indicator exists and an estimate of the possible impairment loss is calculated. The fair value calculation includes multiple assumptions and estimates, including the projected cash flows and discount rates applied.

The Company performed its annual goodwill impairment assessment by developing a fair value estimate of the business enterprise as of December 31, 2014 using a discounted cash flows approach. The results of our fair value estimate were corroborated using a market-based approach. As the Company does not have publicly traded equity from which to derive a market value, an assessment of peer-company trading data was performed, whereby management selected comparable peers based on industry specific characteristics. Management estimated a reasonable market value of the Company as of December 31, 2014 based on earnings multiples and trading data of the Company’s peers. This market-based approach was then used to assess the reasonableness of the discounted cash flows approach. The result of our annual goodwill impairment test at December 31, 2014 indicated no impairment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

8. Long-Term Debt

A summary of long-term debt follows (in thousands):

	December 31,
	2014	2013
Revolver loan	$—	$—
2014 First Lien Credit Agreement, dated November 3, 2014, maturing November 3, 2020, net of debt issuance discount of $23,818 at December 31, 2014	846,183	—
2014 Second Lien Credit Agreement, dated November 3, 2014, maturing November 3, 2021, net of debt issuance discount of $18,184 at December 31, 2014	471,816	—
2013 First Lien Credit Agreement, dated April 11, 2013, maturing April 11, 2019, net of debt issuance discount of $6,385 at December 31, 2013	—	303,890
2013 Second Lien Credit Agreement, dated April 11, 2013, maturing April 11, 2020, net of debt issuance discount of $4,733 at December 31, 2013	—	115,267
Subordinated Notes A	1,000	1,000
Notes payable and secured loans	31,600	3,590
Capital lease obligations	10,755	3,654

Total debt	1,361,354	427,401
Less: Current maturities	(22,088)	(8,842)

Total long-term debt	$1,339,266	$418,559

The acquisition of Symbion on November 3, 2014 and payoff of the senior debt was financed through new approximately $1.4 billion Senior Secured Credit Facilities (the “Facilities”) consisting of the following:

•	$80 million revolving credit facility (“2014 Revolver Loan”)

•	$870 million 1st lien term loan facility (“2014 First Lien Credit Agreement”)

•	$490 million 2nd lien term loan facility (“2014 Second Lien Credit Agreement”)

On November 3, 2014, in connection with the consummation of the Symbion acquisition, the Company assumed and paid down approximately $440.0 million of outstanding indebtedness of Symbion, including accrued interest. Simultaneously, the Company paid off all of the debt outstanding under its 2013 First and 2013 Second Lien Credit Agreements and 2013 Revolver Agreement dated April 11, 2013, consisting of $522.1 million outstanding under senior secured credit facilities, including accrued interest. The Company recognized a loss of approximately $23.4 million related to the extinguishment of these debt instruments.

Included in the $522.1 million debt extinguishment was $311.9 million outstanding principal and accrued interest related to the 2013 First Lien Credit Agreement and the 2013 Revolver Agreement that the Company entered into as part of a debt refinancing in April 2013. With regard to the 2013 First Lien Credit Agreement, the Company had recorded $3.2 million and $4.0 million as reductions to the carrying value in the form of original issue discount and amounts paid to lender for debt related issuance costs, respectively. Approximately $921,000 and $780,000 of these costs were accreted to interest expense during the years ended December 31, 2014 and 2013, respectively. In addition, the Company paid $3.1 million in connection with obtaining the 2013 First Lien Credit Agreement and recorded this amount as debt issuance costs, which is

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presented, net of accumulated amortization of approximately $397,000, in the accompanying consolidated balance sheets as of December 31, 2013. In connection with obtaining the 2013 Revolver Agreement for $30 million, the Company incurred approximately $702,000 and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $105,000, in the accompanying balance sheet as of December 31, 2013.

Additionally included in the $522.1 million debt extinguishment was $210.2 million outstanding principal and accrued interest related to the 2013 Second Lien Credit Agreement that the Company entered into as part of a debt refinancing in April 2013 (and amended January 27, 2014). With regard to the 2013 Second Lien Credit Agreement as amended January 27, 2014, the Company had recorded $4.4 million and $5.1 million as reductions to the carrying value in the form of original issue discount and amounts paid to lender for debt related issuance costs, respectively. Approximately $843,000 and $369,000 of these costs were accreted to interest expense during the years ended December 31, 2014 and 2013, respectively. In addition to this, the Company paid $1.2 million in connection with obtaining the 2013 Second Lien Credit Agreement and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $135,000, in the accompanying consolidated balance sheets as of December 31, 2013.

2014 Revolver Loan

The 2014 Revolver Loan (“Revolver”) will be used for working capital, acquisitions and development activities and general corporate purposes in an aggregate principal amount at any time outstanding not to exceed $80 million and matures on November 3, 2019. The Company has the option of classifying borrowings under the Revolver as either Alternate Base Rate (“ABR”) loans or Eurodollar (“ED”) loans. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.00%. In addition to the base rate, the Company is required to pay a 3.25% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period. In addition to the base rate, the Company is required to pay a 4.25% margin for ED loans. As of December 31, 2014, the Company had $77.3 million available under the Revolver.

The Company paid $2.3 million in connection with obtaining the Revolver and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $76,000, in the accompanying consolidated balance sheet as of December 31, 2014. The Company must also pay quarterly commitment fees of 0.50% per annum of the average daily unused amount of the Revolver.

The credit agreement that governs the Revolver contains various covenants that include limitations on the Company’s indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a net leverage ratio within a specified range. At December 31, 2014, the Company was in compliance with the covenants contained in the credit agreement.

2014 First Lien Credit Agreement

The 2014 First Lien Credit Agreement (“2014 First Lien”) is a senior secured obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured basis by the Company and certain of its subsidiaries. The 2014 First Lien matures on November 3, 2020. The Company has the option of classifying the 2014 First Lien as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50%, and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.00%;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, the Company is required to pay a 3.25% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the rate shall not be less than 1.00% per annum. In addition to the base rate, the Company is required to pay a 4.25% margin for ED loans. In 2014, the Company classified the 2014 First Lien as an ED loan with an interest rate of 5.25% (1.00% base rate plus a 4.25% margin). Accrued interest is payable in arrears on a quarterly basis. Within five business days after the earlier of (i) 90 days after the end of each fiscal year or (ii) the date on which financial statements have been delivered, the Company is required to make mandatory prepayments in amounts calculated in accordance with the excess cash flow provisions of the 2014 First Lien Credit Agreement. There were no excess cash flow payments required as of December 31, 2014.

In 2014, the Company recorded $4.4 million and $20.0 million as a reduction of the carrying value of the 2014 First Lien as original issue discount and amounts paid to lender for debt related issuance costs, respectively, which are accreted to interest expense over the term of the loan. During 2014, approximately $565,000 was accreted to interest expense. The Company also paid $1.9 million in connection with obtaining the 2014 First Lien and recorded this amount as debt issuance costs, which is presented as an asset, net of accumulated amortization of approximately $41,000, in the accompanying consolidated balance sheet as of December 31, 2014.

The credit agreement that governs the 2014 Term Loan contains various covenants that include limitations on the Company’s indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a net leverage ratio within a specified range. At December 31, 2014, the Company was in compliance with the covenants contained in the credit agreement. The 2014 First Lien is collateralized by substantially all of the assets of the Company.

2014 Second Lien Credit Agreement

The 2014 Second Lien Credit Agreement (“2014 Second Lien”) is a senior secured obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured basis by the Company and certain of its subsidiaries. The 2014 Second Lien matures on November 3, 2021. The Company has the option of classifying the 2014 Second Lien as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.00%; provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, the Company is required to pay a 6.50% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar Borrowing in effect for such interest period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the base rate shall not be less than 1.00% per annum. In addition to the base rate, the Company is required to pay a 7.50% margin for ED loans. During 2014, the Company classified the 2014 Second Lien as an ED loan with an interest rate of 8.50% (1.00% base rate plus a 7.50% margin). Accrued interest is payable in arrears on a quarterly basis, on the last business day of each March, June, September and December. The Company is required to pay the principal balance of $490.0 million upon maturity of the 2014 Second Lien on November 3, 2012. The Company has the right at any time to prepay any borrowings, in whole or in part, provided that each partial prepayment shall be in an amount that is an integral multiple of $0.5 million and not less than $1.0 million. Within five business days after the earlier of (i) 90 days after the end of each fiscal year or (ii) the date on which financial statements have been delivered, the Company is required to make mandatory prepayments in amounts calculated in accordance with the excess cash flow provisions of the 2014 First Lien Credit Agreement. There were no excess cash flow payments required as of December 31, 2014.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The Company recorded $4.9 million and $13.6 million as a reduction of the carrying value of the 2014 Second Lien as original issue discount and amounts paid to lender for debt related issuance costs, respectively, which are accreted to interest expense over the term of the loan. During 2014, approximately $308,000 was accreted to interest expense. The Company also paid $1.1 million in connection with obtaining the 2014 Second Lien and recorded this amount as debt issuance costs, which is presented as an asset, net of accumulated amortization of approximately $14,000, in the accompanying consolidated balance sheet as of December 31, 2014.

The credit agreement that governs the 2014 Second Lien contains various covenants that include limitations on our indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a maximum net leverage ratio. At December 31, 2014, the Company was in compliance with the covenants contained in the credit agreement. The 2014 Second Lien is collateralized by substantially all of the assets of the Company.

Other Debt Transactions

On April 11, 2013, the Company raised $465 million in Senior Secured Credit Facilities (“Credit Facilities”) to refinance a portion of its then existing debt and to return capital to its shareholders (“2013 Debt Refinancing”). These Credit Facilities were used to pay off the $233.7 million outstanding balance of the original $240.0 million term loan (“Term A Loan”), plus accrued interest and fees, and $52.8 million of the outstanding balance of the subordinated debt facility (“Subordinated Notes A”), plus accrued interest and fees. On the date of closing, the Company had no outstanding balance on the original $30.0 million Revolving Loan (“Revolving Loan”). As a result of these transactions, the Term A Loan and Revolving Loan were terminated. The Subordinated Notes A were amended with the outstanding principal balance reduced to $1.0 million.

On January 27, 2014, the Company obtained $90.0 million in additional borrowings on the Credit Facilities to return capital to shareholders. The Company recorded $1.4 million and $2.9 million as a reduction of the carrying value of the additional borrowings as original issue discount and amounts paid to lender for debt related issuance costs, respectively, which are accreted to interest expense over the term of the loan. During 2014, approximately $383,000 was accreted to interest expense.

Subordinated Notes A

Effective April 11, 2013, the Company amended and reduced the size of its subordinated debt facility to $1.0 million from $53.8 million. The Company accounted for the amendment as extinguishment of debt. The prepayment premium of $1.6 million that the Company paid in connection with decreasing the size of the subordinated debt facility and the unamortized balance of debt issuance costs related to Subordinated Notes A of $1.1 million were recorded as loss on the extinguishment of debt in the accompanying consolidated statements of operations for the year ended December 31, 2013. Through a separate transaction in April 2013, H.I.G. Surgery Centers, LLC, an affiliate of the Company’s Parent Company, Surgery Center Holdings, LLC, purchased the Subordinated Notes from an independent third party. At December 31, 2014 and 2013, the debt is payable to H.I.G. Surgery Centers, LLC, which is also a related party.

The facility matures on August 4, 2017. The outstanding balance of the Subordinated Notes A bore interest of 15.00% per annum through December 31, 2013, of which 12.00% per annum was payable quarterly in cash. The Company had the option to elect that the remaining 3.00% per annum be added to the unpaid principal amount as payment-in-kind (“PIK”) or to pay the additional interest in cash. Through September 30, 2012, the Company elected to add the PIK to the unpaid principal amount of the Subordinated Notes A. Total PIK interest of $1.2 million accrued during 2012. Beginning October 1, 2012, the Company elected to begin paying the additional 3.00% interest in cash on a quarterly basis. Effective January 1, 2014, the Subordinated Notes A bear interest of 17.00% per annum.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Term Loan A

During 2011, the Company entered into a $240.0 million Term Loan A related to the acquisition of NovaMed. The Term Loan A was effective May 4, 2011, and was terminated on April 11, 2013 in connection with the 2013 Debt Transactions discussed above. The Company was required to pay quarterly principal payments of $600,000 on the last business day of each March, June, September and December during which the Term Loan A was outstanding. The Company had the option of classifying the Term Loan A as either an ABR loan or an ED loan. During 2012 and 2013 (until termination of the Term Loan A), the Company classified the Term Loan A as an ED loan with an interest rate of 6.50%.

The Company recorded $1.2 million as a reduction of the carrying value of the Term Loan A as original issue discount which was accreted to interest expense over the term of the loan. During 2013 and 2012, approximately $58,000 and $209,000 was accreted to interest expense, respectively. The Company also paid $8.7 million in connection with obtaining the Term Loan A and amortized approximately $417,000 and $1.7 million of these costs during the years ended December 31, 2013 and 2012, respectively.

2011 Revolving Loan

In 2011, the Company secured a 5-year, $20.0 million Revolving Loan (“2011 Revolving Loan”) to be used for working capital and general corporate purposes. The 2011 Revolving Loan was terminated on April 11, 2013 in connection with the 2013 Debt Refinancing. The Company recorded $100,000 as a reduction of the carrying value of the 2011 Revolving Loan as original issue discount, which was accreted to interest expense over the term of the loan. During 2013 and 2102, approximately $5,600 and $20,000 was accreted to interest expense, respectively. The Company also paid $681,000 in connection with obtaining the Revolving Loan and amortized $37,800 and $148,000 of these costs during the years ended December 31, 2013 and 2012, respectively. The Company also paid quarterly commitment fees of 0.50% per annum on the average daily unused amount of the 2011 Revolving Loan.

The Company incurred a loss on the extinguishment of the 2011 Revolving Loan and Term Loan A of $7.0 million, which is included in loss on extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2013.

Interest Rate Swap and Cap Agreements

In May 2011, the Company entered into an interest-rate swap agreement (“2011 Swap”) to exchange variable rate interest payments for a 3.38% fixed rate payment commencing with the effective date of December 31, 2011. The 2011 Swap provided for quarterly reductions in notional value until its termination on December 31, 2012. The 2011 Swap was intended to effectively cap the variable interest LIBOR on certain of the Company’s long-term debt at a fixed rate minimizing the Company’s exposure to increasing interest rates. The 2011 Swap had a negative fair value of $0 as of December 31, 2012. The 2011 Swap expired and was settled in 2012 for approximately $722,000. The 2011 Swap did not qualify for hedge accounting and, as a result, the Company recognized the change in fair value of the swap of $51,535 as other expense in the accompanying consolidated statements of operations for the year ended December 31, 2012.

In July 2011, the Company entered into an interest-rate cap agreement (“2011 Cap”) which caps the interest rate the Company would have to pay on a portion of its senior debt for a three year period. As of December 31, 2013, the 2011 Cap had an outstanding notional amount of $115,000,000. The 2011 Cap provided for a maximum six month LIBOR of 3.0% for the 12 months ended July 29, 2012, 4.0% for the 12 months ended July 29, 2013 and 5.0% for the 12 months ended July 29, 2014. The notional amount did not change through the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

July 29, 2014 termination date. The 2011 Cap was intended to effectively cap the variable interest LIBOR on the notional amount at a fixed rate minimizing the Company’s exposure to increasing interest rates. The 2011 Cap had a fair value of $67 and $101 as of December 31, 2013 and 2012, respectively, which was recorded in the accompanying consolidated balance sheets. The 2011 Cap did not qualify for hedge accounting and as a result the Company recognized the change in fair value of this cap of $34 and $30,164 as other expense in the accompanying consolidated statement of operations for the year ended December 31, 2013 and 2012, respectively.

Notes Payable and Secured Loans

Certain of the Company’s subsidiaries have outstanding bank indebtedness, which is collateralized by the real estate and equipment owned by the surgical facilities to which the loans were made. The various bank indebtedness agreements contain covenants to maintain certain financial ratios and also restrict encumbrance of assets, creation of indebtedness, investing activities and payment of distributions. At December 31, 2014, the Company was in compliance with its covenants contained in the credit agreement. The Company and its subsidiaries had notes payable to financial institutions of $31.6 million and $3.6 million as of December 31, 2014 and 2013, respectively.

Letters of Credit

At December 31, 2013, the Company had outstanding letters of credit issued to two of its optical products buying group vendors in the amounts of $600,000 and $200,000 that expired on April 30, 2014. During 2014, the $630,000 letter of credit was increased to $730,000. The Company had two outstanding letters of credit issued to the landlords for two of its surgical facilities in Orlando, Florida in the amount of $100,000 and in Lubbock, Texas for $1.0 million. In addition, the Company had one outstanding letter of credit related to the Symbion, Inc. workers compensation self-insured plan for $835,000.

Capital Lease Obligations

The Company is liable to various vendors for several equipment leases. The carrying value of the leased assets was $13.3 million and $5.1 million as of December 31, 2014 and December 31, 2013, respectively.

Maturities

A summary of the scheduled maturities of our debt obligations as of December 31, 2014 follows (in thousands):

	Capital Lease Obligations	Other Long-Term Debt	Total
2015	$4,005	$18,083	$22,088
2016	3,018	19,307	22,325
2017	1,999	15,717	17,716
2018	1,035	13,540	14,575
2019	384	9,281	9,665
Thereafter	314	1,316,673	1,316,987

Total debt	$10,755	$1,392,601	$1,403,356

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

9. Operating Leases

The Company leases office space and equipment for its surgical facilities, including surgical facilities under development. The lease agreements generally require the lessee to pay all maintenance, property taxes, utilities and insurance costs. The Company accounts for operating lease obligations and sublease income on a straight-line basis. Lease obligations paid in advance are included in prepaid rent. The difference between actual lease payments and straight-line lease expense over the initial lease term, excluding optional renewal periods, is included in deferred rent.

The future minimum lease payments under non-cancellable operating leases, net of sub-lease income, follows (in thousands):

2015	$34,399
2016	30,700
2017	26,449
2018	23,289
2019	19,743
Thereafter	81,458

Total minimum operating lease payments	$216,038

Total operating lease expense was $18.8 million, $13.5 million and $13.7 million for the years ended December 31, 2014, 2013 and 2012, respectively. Included in these amounts, the Company incurred lease expense of $6.9 million, $5.8 million and $5.8 million for years ended December 31, 2014, 2013 and 2012, respectively, under operating lease agreements with physician investors who are related parties.

The Company has various sub-lease arrangements at its surgical hospital located in Idaho Falls, Idaho. Future minimum lease payments to be received at this facility under these non-cancellable sub-lease arrangements follows (in thousands):

2015	$762
2016	785
2017	809
2018	833
2019	553
Thereafter	2,699

Total non-cancellable sub-lease income	$6,441

10. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The partnerships and limited liability companies file separate income tax returns. The Company’s allocable portion of each partnership’s and limited liability company’s income or loss is included in taxable income of the Company. The remaining income or loss of each partnership and limited liability company is allocated to the other owners. The Company made income tax payments of $676,000 and $538,000 for the periods ended December 31, 2014 and 2013, respectively.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Income tax expense is comprised of the following (in thousands):

	Year Ended December 31,
	2014	2013	2012
Current:
Federal	$—	$—	$—
State	1,669	469	309
Deferred:
Federal	13,235	6,353	5,190
State	854	748	611

Total income tax expense	$15,758	$7,570	$6,110

A reconciliation of the provision for income taxes as reported in the consolidated statements of operations and the amount of income tax expense (benefit) computed by multiplying consolidated income (loss) in each year by the U.S. federal statutory rate of 34% follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
Tax (benefit) expense at U.S. federal statutory rate	$(3,840)	$8,601	$10,870
State income tax, net of U.S. federal tax benefit	1,402	408	1,369
Change in valuation allowance	29,336	4,067	(5,364)
Expiration of carryforwards and stock option forfeitures	1,286	2,524	—
Net income attributable to non-controlling interests	(13,207)	(9,108)	(8,141)
Changes in measurement of uncertain tax positions	589	—	—
Nondeductible transaction costs	4,230	—	—
Partnership basis tax return reconciling differences	(4,419)	836	6,955
Other	381	242	421

Total income tax expense	$15,758	$7,570	$6,110

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The components of temporary differences and the approximate tax effects that give rise to the Company’s net deferred tax liability are as follows (in thousands):

	December 31,
	2014	2013
Deferred tax assets:
Medical malpractice liability	$526	$—
Accrued vacation and incentive compensation	2,079	222
Net operating loss carryforwards	123,709	21,542
Allowance for bad debts	980	1,446
Basis differences of partnerships and joint ventures	16,131	—
SERP liability	527	—
Capital loss carryforwards	3,513	339
Stock option compensation	362	577
Depreciation on property and equipment	—	299
Deferred rent	—	133
Deferred financing costs	4,386	—
Audit and tax fee accruals	760	—
FIN 48 liabilities	440	—
Other deferred assets	1,597	653

Total gross deferred tax assets	155,010	25,211
Less: Valuation allowance	(142,909)	(21,469)

Total deferred tax assets	12,101	3,742
Deferred tax liabilities:
Depreciation on property and equipment	(1,050)	—
Amortization of intangible assets	(16,159)	(3,383)
Basis differences of partnerships and joint ventures	(43,195)	(15,978)
Deferred rent	(515)	—
Other deferred liabilities	(466)	(359)

Total deferred tax liabilities	(61,385)	(19,720)

Net deferred tax liabilities	$(49,284)	$(15,978)

As of December 31, 2014 and 2013, the Company had net current deferred tax assets (liabilities) of $(114,000) and $39,000, respectively, and net long-term deferred tax liabilities of $49.2 million and $16.0 million, respectively. The Company had federal net operating loss carryforwards of $305.6 million as of December 31, 2014, which expire between 2025 and 2034. The Company had state net operating loss carryforwards of $463.4 million as of December 31, 2014, which expire between 2015 and 2034. The Company had capital loss carryforwards of $8.2 million as of December 31, 2014, which expire between 2015 and 2019. The Company had federal and state credit carryforwards of $574,000 as of December 31, 2014. The federal credits do not expire, and the state credits expire between 2017 and 2028.

The Company has recorded a valuation allowance against its deferred tax assets at December 31, 2014 and 2013 totaling $142.9 million and $21.5 million, respectively, which represents an increase of approximately $121.4 million for the year ended December 31, 2014. The valuation allowance has been provided for certain deferred tax assets for which the Company believes it is more likely than not that the tax benefits will not be realized. Included in the increase in the valuation allowance for the year ended December 31, 2014 was approximately $88.7 million recorded to goodwill as a result of the deferred tax assets acquired in the Symbion

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

transaction. Also included in the increase in the valuation allowance was an increase of approximately $532,000 recorded to additional-paid-in-capital as the result of the tax effect of the disposals of shares of noncontrolling interests. Finally, approximately $532,000 of the valuation allowance as of December 31, 2014 is recorded against deferred tax assets that, if subsequently recognized, will be credited directly to contributed capital.

A reconciliation of the beginning and ending liability for gross unrecognized tax benefits for the years ended December 31, 2014 and 2013 is as follows (in thousands):

	Year Ended December 31,
	2014	2013
Unrecognized tax benefits at beginning of year	$—	$—
Additions for tax positions acquired from Symbion	1,766	—
Additions based on tax provisions related to the current year	66	—
Additions for tax positions of prior years	923	—

Unrecognized tax benefits at end of year	$2,755	$—

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes in the consolidated statements of operations. For the years ended December 31, 2014 and 2013, the Company had approximately $357,000 and $0, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of accrued liabilities related to uncertain tax positions that would affect the Company’s effective tax rate, if recognized, is $1.1 million as of December 31, 2014.

The reserve for uncertain tax positions will be reduced by approximately $387,000 in the coming twelve months, principally as a result of the settlement of the 2010, 2011 and 2012 Internal Revenue Service (“IRS”) examinations. Final notices related to these examinations were received in February and March 2015. The reserves are included in non-current taxes payable and non-current deferred tax liabilities in the consolidated balance sheet as of December 31, 2014.

In February 2015, the Company settled the IRS audit of the Company’s federal income tax returns for the years ended December 31, 2010 and 2011. In March 2015, the Company settled the IRS audit of the Company’s federal income tax returns for the year ended December 31, 2012. In addition, the Company’s 2011 and 2012 Illinois income tax returns are under audit by the State of Illinois. The Company’s U.S. federal income tax returns for tax years 2011 and beyond remain subject to examination. The Company’s state income tax returns for tax years 2010 and beyond remain subject to examination.

11. Supplemental Cash Flow Information

A summary of additional information related to cash flows from operations follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
Non-cash transactions:
Notes payable issued in connection with an acquisition	$—	$—	$522
Increase in debt related to new capital lease obligations	3,252	1,054	2,880
Cash payments:
Interest paid, net of interest income received	50,377	31,101	24,031
Cash paid for income taxes	676	538	591

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

12. Unit-Based Compensation

Overview

The Amended and Restated Limited Liability Company Agreement of Surgery Center Holdings, LLC (the “Parent”), dated December 24, 2009, provides, from time to time, as approved by the Parent’s Board, for the issuance of a subordinate class of the Parent’s nonvoting membership units to certain key persons, as defined, of the Company or its subsidiaries.

On December 24, 2009, the Parent issued to the Company’s Chief Executive Officer subordinate classes of vested Parent membership units, which are partially forfeitable upon a termination from cause, as defined, or a violation of non-competition clauses in the Chief Executive Officer’s Employment Agreement.

Also on December 24, 2009, the Parent issued 2,437,023 subordinate class non-voting Parent unvested membership units (“B-Units”) to the Company’s Chief Executive Officer and another employee of the Company, subject to vesting conditions and contingent events through December 2014. In 2010, the Parent issued an additional 2,932,120 unvested B-Units to certain employees of the Company, which are subject to vesting conditions and contingent events through December 2015. In April 2013, the Company modified the terms of the 2010 awards to allow for additional vesting in 2013 of its share-based awards with time-vesting conditions. In 2011, the Parent issued to certain executives of NovaMed, Inc. who became employees of the Company following the Company’s acquisition of NovaMed in 2011, an additional 1,202,268 unvested B-Units, which are subject to vesting conditions to occur through January 2016. In November 2014, the Parent issued to certain executives of Symbion, Inc. who became employees of the Company following the Company’s acquisition of Symbion an additional 1,300,000 unvested B-Units, which are subject to vesting conditions to occur through November 2019.

In the event of employee termination, the B-Units are subject to a 90-day repurchase option. Upon termination, all unvested B-Units are effectively forfeited. If the employee is terminated for cause, as defined, or resigns prior to the expiration of certain tenure periods specified in such employee’s agreement, the repurchase price for each vested B-Unit is zero, and shall be deemed automatically repurchased by the Company. The repurchase price for vested B-Units, should the Company elect to exercise the repurchase option, is at fair market value, as defined. If the Company does not exercise the repurchase option, the employee owns the vested B-Units pursuant to the Parent’s LLC Agreement, which includes restrictions on transfer, among other provisions. The fair value of each Parent issued B-Unit is estimated on the date of grant.

The Company recorded compensation expense of $942,000, $455,000, and $411,000 to recognize the fair value of the B-Units that vested through December 2014, 2013, and 2012, respectively.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Unit Activity

A summary of Parent issued B-Unit activity for the years ended December 31, 2014, 2013 and 2012 follows:

	Total Units	Vested Units	Unvested Units	Weighted- Average Grant Fair Value
Outstanding at January 1, 2012	5,639,556	1,315,097	4,324,459	$0.49
Granted	—	—	—	—
Forfeited/Terminated	(160,648)	—	(160,648)	0.90
Purchased	—	—	—	—
Vested	—	794,561	(794,561)	0.52

Outstanding at December 31, 2012	5,478,908	2,109,658	3,369,250	$0.48
Granted	—	—	—	—
Forfeited/Terminated	—	—	—	—
Purchased	—	—	—	—
Vested	—	920,197	(920,197)	0.49

Outstanding at December 31, 2013	5,478,908	3,029,855	2,449,053	$0.48
Granted	1,300,000	—	1,300,000	2.89
Forfeited/Terminated	(216,100)	—	(216,100)	0.75
Purchased	(1,360,699)	(1,360,699)	—	2.15
Vested	—	1,126,493	(1,126,493)	0.84

Outstanding at December 31, 2014	5,202,109	2,795,649	2,406,460	$1.01

At December 31, 2014, unrecognized compensation cost related to unvested B-Units was approximately $3,743,996. Unrecognized compensation cost will be expensed annually based on the number of B-Units that vest during the year.

In 2014, 2013, and 2012, the Company terminated 216,100, zero and 160,648 unvested B-Units, respectively, related to the termination of employment of executives.

13. Employee Benefit Plans

Surgery Partners 401(k) Plan

The Surgery Partners 401(k) Plan is a defined contribution plan whereby certain employees who have completed at least one month of service, including at least one hour of service during that period of time, are eligible to participate. Employees may enroll in the plan immediately upon completion of the minimum service requirement. The Surgery Partners 401(k) Plan allows eligible employees to make contributions of varying percentages of their annual compensation, up to the maximum allowable amounts by the Internal Revenue Service (“IRS”). Eligible employees may or may not receive a match by the Company of their contributions. Employee salary deferrals exceeding six percent of annual compensation are ineligible for a Company matching contribution. Employer contributions vest 20% after one year of service and continue vesting at 20% per year until fully vested. The Company’s matching contribution expense for the years ended December 31, 2014, 2013 and 2012 was $754,000, $516,000 and $680,000, respectively.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Symbion, Inc. 401(k) Plan

In connection with the Symbion acquisition, the Company acquired and continues to maintain the Symbion, Inc. 401(k) Plan on behalf of certain former employees of Symbion. The Symbion, Inc. 401(k) Plan is a defined contribution plan whereby employees who have completed six months of service and are age 21 or older are eligible to participate. Employees may enroll in the plan on either January 1 or July 1 of each year. The 401(k) Plan allows eligible employees to make contributions of varying percentages of their annual compensation, up to the maximum allowable amounts by the IRS. Eligible employees may or may not receive a match by the Company of their contributions. The Company match varies depending on location and is determined prior to the start of each plan year. Generally, employer contributions vest 20% after two years of service and continue vesting at 20% per year until fully vested. The Company recorded no matching contribution expense related to the Symbion, Inc. 401(k) Plan for the year ended December 31, 2014.

Supplemental Executive Retirement Savings Plan

In connection with the Symbion acquisition, the Company acquired and continues to maintain a supplemental executive retirement savings plan (the “SERP”) for certain former Symbion executives. The SERP provides supplemental retirement savings alternatives to eligible officers and key employees of the Company by allowing participants to defer portions of their compensation. Under the SERP, eligible employees may enroll in the plan before December 31 to be entered in the plan the following year. Eligible employees may defer into the SERP up to 25% of their normal period payroll and up to 50% of their annual bonus. If the enrolled employee contributes a minimum of 2% of his or her base salary into the SERP, the Company will contribute 2% of the enrolled employee’s base salary to the plan and has the option of contributing additional amounts. Periodically, the enrolled employee’s deferred amounts are transferred to a plan administrator. The plan administrator maintains separate non-qualified accounts for each enrolled employee to track deferred amounts. On May 1 of each year, the Company is required to make its contribution to each enrolled employee’s account. See Note 2 on Significant Accounting Policies for information about the fair value of the assets and liabilities in the SERP.

14. Related Party Transactions

On December 24, 2009, the Company and Bayside Capital, Inc., an affiliate of H.I.G., entered into a Management and Investment Advisory Services Agreement (“Management Agreement”) pursuant to which the Company will receive certain management, consulting and financial advisory services. Prior to the Symbion acquisition, compensation for those services is payable in arrears in equal quarterly installments of $250,000 plus all related expenses. The Management Agreement also provides that the Company will be required to pay additional fees related to certain future transactions, including certain subsequent financing, acquisition, disposition and change in control transactions. The Company’s obligation to pay any amounts pursuant to the Management Agreement is subordinate to certain obligations to lenders in the event that these obligations are in default. Effective May 4, 2011, the Management Agreement was amended pursuant to the NovaMed merger and the management fee was increased to $2.0 million annually. The Company recognized $2.0 million for each of the years ended December 31, 2013 and 2012 related to the Management Agreement. Effective November 3, 2014, the Management Agreement was amended pursuant to the Symbion acquisition and the management fee was increased to $3.0 million annually. Fees related to the Management Agreement for the years ended December 31, 2014, 2013 and 2012 are recognized as professional fees in the accompanying consolidated statements of operations. Additionally, the Company incurred additional advisory fees related to refinancing transactions of $17.6 million and $2.7 million for the years ended December 31, 2014 and 2013, respectively.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

15. Commitments and Contingencies

Lease and Debt Guarantees of Non-Consolidated Facilities

As of December 31, 2014, the Company had guaranteed $539,000 of operating lease payments for certain non-consolidated surgical facilities that were acquired in connection with the Symbion transaction. These operating leases typically have ten-year terms, with optional renewal periods.

Professional, General and Workers’ Compensation Liability Risks

The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment, employment practices and personal injuries. To cover these claims, the Company maintains general liability and professional liability insurance in excess of self-insured retentions through third party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional and general insurance coverage is on a claims-made basis. Workers’ compensation insurance is on an occurrence basis. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is not aware of any such proceedings that would have a material adverse effect on the Company’s business, financial condition or results of operations.

Laws and Regulations

Laws and regulations governing our business, including those relating to the Medicare and Medicaid programs, are complex and subject to interpretation. These laws and regulations govern every aspect of how our surgical facilities conduct their operations, from licensing requirements to how and whether our facilities may receive payments pursuant to the Medicare and Medicaid programs. Compliance with such laws and regulations can be subject to future government agency review and interpretation as well as legislative changes to such laws. Noncompliance with such laws and regulations may subject the Company to significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs. From time to time, governmental regulatory agencies will conduct inquiries of the Company’s practices, including, but not limited to, the Company’s compliance with federal and state fraud and abuse laws, billing practices and relationships with physicians. It is the Company’s current practice and future intent to cooperate fully with such inquiries. The Company is not aware of any such inquiry that would have a material adverse effect on the Company’s business, results of operations or financial condition.

Acquired Facilities

The Company, through its wholly-owned subsidiaries or controlled partnerships and limited liability companies, has acquired and will continue to acquire surgical facilities with prior operating histories. Such facilities may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company attempts to assure that no such liabilities exist, obtain indemnification from prospective sellers covering such matters and institute policies designed to conform centers to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. There can be no assurance that any such matter will be covered by indemnification or, if covered, that the liability sustained will not exceed contractual limits or the financial capacity of the indemnifying party.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The Company cannot predict whether federal or state statutory or regulatory provisions will be enacted that would prohibit or otherwise regulate relationships which the Company has established or may establish with other healthcare providers or have materially adverse effects on its business or revenues arising from such future actions. Management believes, however, that it will be able to adjust the Company’s operations so as to be in compliance with any statutory or regulatory provision as may be applicable.

Potential Physician Investor Liability

A majority of the physician investors in the partnerships and limited liability companies which operate the Company’s surgical facilities carry general and professional liability insurance on a claims-made basis. Each partnership or limited liability company may, however, be liable for damages to persons or property arising from occurrences at the surgical facilities. Although the various physician investors and other surgeons generally are required to obtain general and professional liability insurance with tail coverage that extends beyond the period of any claims-made policies, such individuals may not be able to obtain coverage in amounts sufficient to cover all potential liability. Since most insurance policies contain exclusions, the physician investors will not be insured against all possible occurrences. In the event of an uninsured or underinsured loss, the value of an investment in the partnership interests or limited liability company membership units and the amount of distributions could be adversely affected.

Contingent Consideration

Pursuant to a purchase agreement dated December 24, 2009 (“the Purchase Agreement”), the Company acquired controlling interest in thirty-six business entities in various Florida locations which operate freestanding ASCs and provided anesthesia and pain management services (“the 2009 Acquisition”). Non-controlling interests in the ASCs were owned by certain physicians that remained partners/members in the ASCs and other operating entities.

The initial purchase price was $119.5 million, plus or minus a closing adjustment based on agreed-upon acquisition date values for cash on hand and current liabilities. In 2010, the Company was awarded $588,688 to settle the acquisition price adjustment, based on the ruling of an independent arbitrator engaged pursuant to the dispute resolution clauses in the Purchase Agreement.

The Purchase Agreement provided for maximum potential contingent consideration of up to $10.0 million based on operating results subsequent to the acquisition for the period from January 1, 2010 to December 31, 2010. Pursuant to the Purchase Agreement, the contingent consideration is payable as principal under a Subordinated Promissory Note, the form of which was delivered concurrent with the Purchase Agreement. The Subordinated Promissory Note bears interest at 8% beginning on August 4, 2011, and the entire principal balance plus any and all accrued and unpaid interest is payable on the earliest of the consummation of a sale of the Company; July 7, 2015; the date on which the Company’s lenders’ consent is received in writing; or the date on which all of the then outstanding indebtedness of the Company has been refinanced. The Company may prepay all or a portion of the outstanding principal and accrued interest, but only if such prepayment is not prohibited by the provisions of certain agreements with the Company’s lenders. Within five days of the final determination of the amount of contingent consideration and on each anniversary of the date, the Company shall request its lenders to waive any restrictions to permit the required payment under the Subordinated Promissory Note to be paid in cash prior to its maturity date. The Company does not intend to prepay any of the outstanding principal or accrued and unpaid interest. During 2014, 2013 and 2012, the Company recorded approximately $1.0 million, $900,000 and $800,000, respectively, of interest expense related to the Subordinated Promissory Note. As discussed below, the Company has made indemnification claims against the Seller exceeding the amount of the contingent consideration liability. The Company has a contractual right of offset against the contingent consideration. The fair value of the contingent consideration liability, including accrued interest, as of December 31, 2014, 2013 and 2012 was $13.0 million, $12.0 million and $11.2 million, respectively.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

In conjunction with the 2009 Acquisition, an escrow account in the amount of $2,944,000 was created to cover any contingencies. With the formation of this escrow account, the Company was indemnified against certain indemnification obligations. In 2010, $588,688 was paid to the Company in settlement of the acquisition price adjustment noted above. In December 2010, the Company filed an indemnification claim against the Seller alleging breaches of and inaccuracies in representations and warranties included in the Purchase Agreement. Pursuant to the Purchase Agreement, the escrow agent has not paid the remaining escrow funds due to the unresolved claim associated with this acquisition.

Pursuant to the terms of the Purchase Agreement, in December 2010, the Company filed a claim for indemnification from the Seller for reimbursement of amounts to be repaid to payors for overpayment amounts received by the Seller prior to the date of acquisition, including other losses sustained, and submitted a withdrawal notice to the escrow agent in the amount of approximately $4.4 million. The indemnification claim asserts, among other allegations, that certain operating entities acquired from the Seller improperly recorded payments received from certain payors as income and that one acquired entity used improper billing, coding and collection practices for dates of service prior to acquisition date. The Seller submitted an objection to this claim and filed a civil claim requesting the court to dismiss the Company’s claim and release funds out of escrow.

The Company has included in the accompanying consolidated balance sheets a net indemnification receivable due from Seller of $1.1 million as of December 31, 2014, 2013 and 2012, pursuant to the terms of the Purchase Agreement. The amount due to the payors of approximately $1.8 million is included in accrued expenses in the accompanying 2014, 2013 and 2012 consolidated balance sheets.

Subsequent to the acquisition date, the Company determined that the acquired accounts receivable were not properly recorded at the net realizable value of the asset. The Company determined that the fair value assigned in the initial acquisition accounting resulted in accounts receivable being recorded at an amount which was approximately $14.0 million in excess of the fair value.

On June 10, 2013, the Court issued a judgment in favor of the Company regarding its indemnification claim and its claim regarding the overstatement of accounts receivable. Specifically, the Court ruled that the Company is entitled to recover approximately $454,000 for the indemnification claims which represents the amount of the original claim less the application of deductibles. The Court also ruled that the Company is entitled to receive approximately $10.8 million for the overstated net accounts receivable. The Purchase Agreement provides for any award of damages to the Company to be offset first by the money in the escrow account and then by an offset to the contingent consideration. Therefore, the Court ordered that the funds in the escrow account be paid to the Company and the balance of approximately $8.3 million be offset against the $10.0 million contingent consideration. To date, no final judgment has been made regarding the award of attorneys’ fees and interest.

Following the judgment noted above, an appeal was filed by the Seller and the outcome of the appeal is still pending. The funds from the escrow account have not been released to the Company and the Company has retained the contingent consideration liability on its balance sheet at December 31, 2014.

16. Subsequent Events

Effective January 31, 2015, the Company acquired an ownership interest of 51.0% in Delaware Outpatient Center for Surgery, LLC, located in Newark, Delaware for a purchase price of $8.6 million. This transaction was financed with proceeds from the refinancing of the Company’s credit facilities in connection with the Symbion acquisition.

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Effective February 27, 2015, the Company sold its majority interest in an ASC in Orange City, Florida for one dollar. In connection with the divestiture, the Company paid down the outstanding indebtedness of the ASC. The Company recognized a pre-tax loss of approximately $1.7 million in the consolidated statement of operations for the year ended December 31, 2014.

Effective March 2, 2015, the Company sold its majority interest in an ASC in Dallas, Texas for $8.3 million. The Company expects to recognize pre-tax gain of approximately $4.0 million related to this divestiture.

Effective April 9, 2015, the surgical hospital located in Lubbock, Texas, in which the Company has a 58.3% consolidating ownership interest, acquired a 100.0% ownership in an ASC located in the same market in which the Company has a 45.6% consolidating ownership interest. The total purchase price was $10.0 million and the surgical hospital used a combination of equity and cash of $2.9 million to fund the transaction. As a result of this acquisition, the Company’s consolidating ownership in the surgical hospital increased to 59.8%.

17. Segment Reporting

A public company is required to report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or “CODM,” in deciding how to allocate resources and in assessing performance.

The Company operates in three major lines of business that are also the Company’s reportable operating segments—the operation of surgical facilities, the operation of optical services and the operation of ancillary services, which includes physician practices, a diagnostic laboratory and a specialty pharmacy.

The following tables present financial information for each reportable segment (in thousands):

	Year ended December 31,
	2014	2013	2012
Net Revenue:
Surgical Facility Services	$339,309	$224,578	$210,872
Ancillary Services	49,787	44,103	33,570
Optical Services	14,193	15,918	15,773

Total	$403,289	$284,599	$260,215

	Year Ended December 31,
	2014	2013	2012
Segment Operating Income:
Surgical Facility Services	$82,970	$54,261	$52,752
Ancillary Services	10,808	11,017	5,169
Optical Services	2,133	2,811	2,532

Total	$95,911	$68,089	$60,453

Merger transaction costs	$(21,690)	$—	—
Loss on debt extinguishment	$(23,414)	$(9,863)	—

Operating income per consolidated statements of operations	$50,807	$58,226	$60,453

SURGERY CENTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

	Year Ended December 31,
	2014	2013	2012
Supplemental Information:
Depreciation and amortization:
Surgical Facility Services	$11,399	$8,196	$7,988
Ancillary Services	2,021	1,605	1,235
Optical Services	1,641	1,862	1,985

Total	$15,061	$11,663	$11,208

	Year Ended December 31,
	2014	2013
Assets:
Surgical Facility Services	1,758,947	379,677
Ancillary Services	73,971	68,492
Optical Services	25,876	26,532

	1,858,794	474,701

	Year Ended December 31,
	2014	2013
Supplemental Information:
Cash purchases of property and equipment, net:
Surgical Facility Services	$6,202	$3,248
Ancillary Services	1,197	736
Optical Services	337	166

Total	$7,736	$4,150

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands, except shares and per share amounts)

	March 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$56,416	$74,920
Accounts receivable, less allowance for doubtful accounts of $8,910 and $5,329 at March 31, 2015 and December 31, 2014, respectively	152,534	144,960
Inventories	24,379	23,692
Prepaid expenses and other current assets	23,413	24,005
Indemnification receivable due from seller	1,072	1,072

Total current assets	257,814	268,649
Property and equipment, net	173,289	175,006
Intangible assets, net	53,883	54,888
Goodwill	1,303,167	1,298,753
Investments in and advances to affiliates	33,178	33,441
Restricted invested assets	431	316
Acquisition escrow deposit	16,232	16,232
Other long-term assets	7,135	5,879
Debt issuance costs	5,351	5,630

Total assets	$1,850,480	$1,858,794

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$45,493	$43,063
Accrued payroll and benefits	19,793	22,370
Other current liabilities	46,360	53,870
Current maturities of long-term debt	22,628	22,088

Total current liabilities	134,274	141,391
Long-term debt, less current maturities	1,337,871	1,339,266
Long-term deferred tax liabilities	51,035	49,170
Acquisition escrow liability	16,232	16,232
Other long-term liabilities	91,539	90,610

Non-controlling interests—redeemable	191,499	192,589

Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at March 31, 2015 and 2014	—	—
Additional paid-in-capital	59,192	58,151
Retained deficit	(328,998)	(322,233)

Total Surgery Center Holdings, Inc. stockholders’ equity (deficit)	(269,806)	(264,082)
Non-controlling interests—non-redeemable	297,836	293,618

Total equity	28,030	29,536

Total liabilities and stockholders’ equity	$1,850,480	$1,858,794

See notes to unaudited condensed consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended March 31,
	2015	2014
Revenues	$224,143	$70,480
Operating expenses:
Salaries and benefits	60,151	17,781
Cost of sales and supplies	57,077	15,306
Professional and medical fees	14,740	1,627
Lease expense	10,960	3,596
Other operating expenses	12,836	4,743

Cost of revenues	155,764	43,053
General and administrative expenses	11,862	6,835
Depreciation and amortization	8,462	2,860
Provision for doubtful accounts	5,186	1,322
Income from equity investments	(707)	—
Loss on disposal or impairment of long-lived assets, net	228	68
Merger transaction and integration costs	5,006	—
Loss on debt extinguishment	—	1,975

Total operating expenses	185,801	56,113

Operating income	38,342	14,367
Interest expense, net	(25,751)	(10,106)

Income before income taxes	12,591	4,261
Provision for income taxes	2,107	1,963

Net income	10,484	2,298
Less: Net income attributable to non-controlling interests	(17,249)	(6,377)

Net loss attributable to Surgery Center Holdings, Inc.	$(6,765)	$(4,079)

Net loss per share attributable to common stockholders
Basic	$(6,765)	$(4,079)
Diluted	$(6,765)	$(4,079)
Weighted average common shares outstanding
Basic	1,000	1,000
Diluted	1,000	1,000

See notes to unaudited condensed consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2015	2014
Net income	$10,484	$2,298
Other comprehensive income	—	—

Comprehensive income	10,484	2,298
Less: Comprehensive income attributable to non-controlling interests	(17,249)	(6,377)

Comprehensive loss attributable to Surgery Center Holdings, Inc.	$(6,765)	$(4,079)

See notes to unaudited condensed consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (Unaudited)

(In thousands, except shares)

	Surgery Center Holdings, Inc. Common Stock		Additional Paid-in Capital	Retained Deficit	Non- Controlling Interests - Non- Redeemable	Total
	Shares	Amount
Balance at December 31, 2013	1,000	—	59,719	(163,336)	89,242	(14,375)
Net (loss) income	—	—	—	(4,079)	6,377	2,298
Distributions to non-controlling interests—non-redeemable holders	—	—	—	—	(7,154)	(7,154)
Acquisition and disposal of shares of non-controlling interests, net	—	—	(34)	—	(20)	(54)
Distributions to Parent	—	—	—	(93,000)	—	(93,000)
Unit-based compensation	—	—	114	—	—	114

Balance at March 31, 2014	1,000	$—	$59,799	$(260,415)	$88,445	$(112,171)

Balance at December 31, 2014	1,000	—	58,151	(322,233)	293,618	29,536
Net (loss) income	—	—	—	(6,765)	12,677	5,912
Distributions to non-controlling interests—non-redeemable holders	—	—	—	—	(11,217)	(11,217)
Acquisition and disposal of shares of non-controlling interests, net	—	—	615	—	2,758	3,373
Unit-based compensation	—	—	426	—	—	426

Balance at March 31, 2015	1,000	$—	$59,192	$(328,998)	$297,836	$28,030

See notes to unaudited condensed consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2015	2014
Cash flows from operating activities:
Net income	$10,484	$2,298
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	8,462	2,860
Amortization of debt issuance costs and discount	1,620	743
Unit-based compensation	426	114
Amortization of unfavorable lease liability	(108)	—
Loss on disposal or impairment of long-lived assets, net	228	68
Loss on debt extinguishment	—	1,975
Deferred income taxes	1,717	1,794
Provision for doubtful accounts	5,186	1,322
Income from equity investments, net of distributions received	257	—
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(12,400)	(6,084)
Other operating assets and liabilities	(6,386)	(769)

Net cash provided by operating activities	9,486	4,321

Cash flows from investing activities:
Purchases of property and equipment, net	(5,461)	(979)
Proceeds from divestitures	8,367	—
Payments for acquisitions, net of cash acquired	(8,102)	(76)

Net cash used in investing activities	(5,196)	(1,055)

Cash flows from financing activities:
Principal payments on long-term debt	(8,457)	(10,994)
Borrowings of long-term debt	4,124	100,901
Payments of debt issuance costs	—	(1,975)
Distribution to Parent	—	(93,000)
Distributions to non-controlling interests holders	(16,059)	(7,154)
Payments related to ownership transactions with consolidated affiliates	(2,292)	(124)
Other financing activities	(110)	—

Net cash used in financing activities	(22,794)	(12,346)

Net decrease in cash and cash equivalents	(18,504)	(9,080)
Cash and cash equivalents at beginning of period	74,920	13,026

Cash and cash equivalents at end of period	$56,416	$3,946

See notes to unaudited condensed consolidated financial statements.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Organization

Surgery Center Holdings, Inc. and Subsidiaries (the “Company”) was incorporated in Delaware in 2009 to own and operate ambulatory surgery centers (“ASCs”), provide anesthesia services and operate physician practices. The Company is a wholly-owned subsidiary of Surgery Center Holdings, LLC (the “Parent Company”). As further described below, the Company expanded its business by acquiring Symbion, Inc. in November 2014.

As of March 31, 2015, the Company owned and operated a national network of short stay surgical facilities and physician practices in 29 states. The surgical facilities, which include ASCs and surgical hospitals, primarily provide non-emergency surgical procedures across many specialties, including, among others, cardiology, gastroenterology, ophthalmology, orthopedics and pain management. Some of our surgical hospitals also provide acute care services such as diagnostic imaging, laboratory, obstetrics, oncology, pharmacy, physical therapy and wound care.

The Company owns surgical facilities in partnership with physicians and, in some cases, healthcare systems in the markets and communities it serves. As of March 31, 2015, the Company owned or operated a portfolio of 102 surgical facilities comprised of 96 ASCs and six surgical hospitals. Of the 96 ASCs, seven are managed only. The Company owned a majority interest in 70 of the surgical facilities and consolidated 90 of the surgical facilities for financial reporting purposes.

In addition to surgical facilities, the Company operates or manages a network of 30 physician practices. The Company also provides anesthesia services in ASCs and owns and operates a toxicology laboratory, a specialty pharmacy, optical laboratories, an optical products purchasing organization, and a marketing products and services business.

2. Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as interests in partnerships and limited liability companies controlled by the Company through its ownership of a majority voting interest or other rights granted to the Company by contract to manage and control the affiliate’s business. All significant intercompany balances and transactions are eliminated in consolidation.

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation of our financial position and results of operations have been included. The Company’s fiscal year ends on December 31 and interim results are not necessarily indicative of results for a full year or any other interim period. The consolidated balance sheet at December 31, 2014 has been derived from the audited financial statements as of that date. The information contained in these condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended December 31, 2014 included in this filing. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Non-Controlling Interests

The physician limited partners and physician minority members of the entities that the Company controls are responsible for the supervision and delivery of medical services. The governance rights of limited partners and minority members are restricted to those that protect their financial interests. Under certain partnership and operating agreements governing these partnerships and limited liability companies, the Company could be removed as the sole general partner or managing member for certain events such as material breach of the partnership or operating agreement, gross negligence or bankruptcy. These protective rights do not preclude consolidation of the respective partnerships and limited liability companies.

Ownership interests in consolidated subsidiaries held by parties other than the Company are identified and generally presented in the condensed consolidated financial statements within the equity section but separate from the Company’s equity. However, in instances in which certain redemption features that are not solely within the control of the Company are present, classification of noncontrolling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the noncontrolling interests are identified and presented on the condensed consolidated statements of income; changes in ownership interests are accounted for as equity transactions. Certain transactions with noncontrolling interests are classified within financing activities in the condensed consolidated statements of cash flows.

The condensed consolidated financial statements of the Company include all assets, liabilities, revenues and expenses of surgical facilities in which the Company has sufficient ownership and rights to allow the Company to consolidate the surgical facilities. Similar to its investments in non-consolidated affiliates, the Company regularly engages in the purchase and sale of ownership interests with respect to its consolidated subsidiaries that do not result in a change of control.

Non-Controlling Interests—Redeemable

Each of the partnerships and limited liability companies through which the Company owns and operates its surgical facilities is governed by a partnership or operating agreement. In certain circumstances, the partnership and operating agreements for the Company’s surgical facilities provide that the facilities will purchase all of the physicians’ ownership if certain adverse regulatory events occur, such as it becoming illegal for the physicians to own an interest in a surgical facility, refer patients to a surgical facility or receive cash distributions from a surgical facility. The non-controlling interests—redeemable are reported outside of stockholders’ equity in the condensed consolidated balance sheets.

A summary of activity related to the non-controlling interests—redeemable follows (in thousands):

Balance at December 31, 2014	$192,589
Net income attributable to non-controlling interests—redeemable	4,572
Acquisition and disposal of shares of non-controlling interests—redeemable	(820)
Distributions to non-controlling interests—redeemable holders	(4,842)

Balance at March 31, 2015	$191,499

Variable Interest Entities

The consolidated financial statements include the accounts of variable interest entities in which the Company is the primary beneficiary under the provisions of Accounting Standards Codification Topic 810, Consolidation

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

The variable interest entities include two surgical facilities and two anesthesia practices for which the Company has the power to direct the activities that most significantly impact their economic performance.

Additionally, the Company would absorb the majority of the expected losses of these entities should they occur. As of March 31, 2015 and December 31, 2014, the condensed consolidated balance sheets of the Company included total assets of $23.2 million and $24.7 million, respectively, and total liabilities of $0.7 million and $1.7 million, respectively, related to the Company’s variable interest entities.

Equity Method Investments

The Company has non-consolidating investments in surgical facilities and management companies that own or manage surgical facilities and hospitals. These investments are accounted for using the equity method of accounting. The total amount of these investments included in investments in and advances to affiliates in the condensed consolidated balance sheets was $33.2 million and $33.4 million as of March 31, 2015 and December 31, 2014, respectively.

Use of Estimates

The condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, (“GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying condensed consolidated financial statements and accompanying footnotes. Examples include, but are not limited to, estimates of accounts receivable allowances, professional and general liabilities and the estimate of deferred tax assets or liabilities. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments are of a normal, recurring nature. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the comparative periods’ financial statements to conform to the three months ended March 31, 2015 presentation. The reclassifications primarily related to the presentation of the provision for doubtful accounts and had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), or inputs other than quoted prices in active markets that are either directly or indirectly observable (Level 2), or unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions (Level 3), depending on the nature of the item being valued.

The carrying amounts reported in the condensed consolidated balance sheets for cash and cash equivalents, accounts receivable, restricted invested assets and accounts payable approximate their fair values.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

A summary of the carrying amounts and fair values of the Company’s long term debt follows (in thousands):

	Carrying Amount		Fair Value
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
2014 First Lien Credit Agreement, net of debt issuance discount of $22,946 and $23,818 at March 31, 2015 and December 31, 2014, respectively	$844,879	$846,183	$844,879	$820,798
2014 Second Lien Credit Agreement, net of debt issuance discount of $17,705 and $18,184 at March 31, 2015 and December 31, 2014, respectively	472,295	471,816	461,668	452,943

The fair values of the First Lien Term Loan and Second Lien Term Loan, as defined in Note 5 on Long-Term Debt, were based on a Level 2 computation using quoted prices for identical liabilities in inactive markets at March 31, 2015 and December 31, 2014, as applicable. The carrying amounts related to the Company’s other long-term debt obligations approximate their fair values.

The Company maintains a supplemental executive retirement savings plan (the “SERP”) for certain former Symbion executive officers. The SERP is a non-qualified deferred compensation plan for eligible executive officers and other key employees of the Company that allows participants to defer portions of their compensation. The fair value of the SERP asset and liability was based on a quoted market price, or a Level 1 computation. As of March 31, 2015 and December 31, 2014, the fair value of the assets in the SERP were $1.5 million and $1.4 million, respectively, and were included in other long-term assets in the condensed consolidated balance sheets. The Company had a liability related to the SERP of $1.5 million and 1.4 million as of March 31, 2015 and December 31, 2014, respectively, which was included in other long-term liabilities in the condensed consolidated balance sheets.

Revenue Recognition

The Company recognizes revenues in the period in which the services are performed. Patient service revenues and receivables from third-party payors are recorded net of estimated contractual adjustments and allowances from third-party payors, which the Company estimates based on the historical trend of its cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

A summary of revenues by service type as a percentage of total revenues follows:

	Three Months Ended March 31,
	2015	2014
Patient service revenues:
Surgical facilities revenues	92.1%	77.8%
Ancillary services revenues	5.7%	17.0%

	97.8%	94.8%
Other service revenues:
Optical services revenues	1.7%	5.2%
Surgical facilities other	0.5%	—%

	2.2%	5.2%

Total revenues	100.0%	100.0%

Patient Service Revenues

The fee charged for healthcare procedures performed in surgical facilities varies depending on the type of service provided, but usually includes all charges for usage of an operating room, a recovery room, special equipment, medical supplies, nursing staff and medications. The fee does not normally include professional fees charged by the patient’s surgeon, anesthesiologist or other attending physician, which are billed directly by such physicians to the patient or third-party payor. However, in a small number of surgical facilities, the Company charges for anesthesia services. Ancillary service revenues include fees for patient visits to our physician clinics, pharmacy services and toxicology screens ordered by pain physicians. Patient service revenues are recognized on the date of service, net of estimated contractual adjustments and discounts from third-party payors, including Medicare and Medicaid. Changes in estimated contractual adjustments and discounts are recorded in the period of change.

During the three months ended March 31, 2015, the Company recognized approximately $0.6 million as a reduction to patient service revenues as a result of changes in estimates to third-party settlements related to prior periods. These adjustments were related to two of the Company’s surgical hospitals that were acquired in connection with the acquisition of Symbion on November 3, 2014.

The following table sets forth patient service revenues by type of payor and as a percentage of total patient service revenues for the Company’s consolidated surgical facilities (dollars in thousands):

	Three Months Ended March 31,
	2015		2014
	Amount	%	Amount	%
Private insurance payors	$122,481	55.9%	$35,714	53.4%
Government payors	79,433	36.2%	22,422	33.6%
Self-pay payors	5,104	2.3%	2,305	3.4%
Other payors	12,132	5.6%	6,382	9.6%

Total patient service revenues	$219,150	100.0%	$66,823	100.0%

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Other Service Revenues

Revenues from other services consist of product sales from the Company’s optical laboratories as well as handling charges billed to the members of the Company’s optical products purchasing organization and sales of products and services from the Company’s marketing products and services business. The Company’s optical products purchasing organization negotiates volume buying discounts with optical products manufacturers. The buying discounts and any handling charges billed to the members of the buying group represent the revenue recognized for financial reporting purposes. Revenue is recognized as orders are shipped to members. The Company bases its estimates for sales returns and discounts on historical experience and has not experienced significant fluctuations between estimated and actual return activity and discounts given. The Company’s optical laboratories manufacture and distribute corrective lenses and eyeglasses to ophthalmologists and optometrists. Revenue is recognized when product is shipped, net of allowance for discounts. The Company’s marketing products and services businesses recognize revenue when product is shipped or services are rendered.

Other service revenues additionally include management and administrative service fees derived from the non-consolidated facilities that the Company accounts for under the equity method, management of surgical facilities in which it does not own an interest, and management services provided to physician clinics for which the Company is not required to provide capital or additional assets. The fees derived from these management arrangements are based on a predetermined percentage of the revenues of each facility or clinic and are recognized in the period in which services are rendered.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalent balances at high credit quality financial institutions.

Accounts Receivable and Allowances for Contractual Adjustments and Doubtful Accounts

Accounts receivable are recorded net of contractual adjustments and allowances for doubtful accounts to reflect accounts receivable at net realizable value. Accounts receivable consists of receivables from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, employers and patients. Management recognizes that revenues and receivables from government agencies are significant to the Company’s operations, but it does not believe that there is significant credit risk associated with these government agencies. Concentration of credit risk with respect to other payors is limited because of the large number of such payors. As of March 31, 2015 and December 31, 2014, the Company had third-party Medicaid settlements of $9.7 million and $11.7 million, respectively, in other current liabilities in the condensed consolidated balance sheets.

The Company recognizes that final reimbursement of accounts receivable is subject to final approval by each third-party payor. However, because the Company has contracts with its third-party payors and also verifies insurance coverage of the patient before medical services are rendered, the amounts that are pending approval from third-party payors are not significant. The Company’s policy is to collect co-payments and deductibles prior to providing medical services. It is also the Company’s policy to verify a patient’s insurance 72 hours prior to the patient’s procedure. Patient services of the Company are primarily non-emergency, which allows the surgical facilities to control the procedures for which third-party reimbursement is sought and obtained. The Company does not require collateral from self-pay patients.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

The Company analyzes accounts receivable at each of its surgical facilities to ensure the proper aged category and collection assessment. At a consolidated level, the Company’s policy is to review accounts receivables aging, by surgical facility, to determine the appropriate allowance for doubtful accounts. Patient account balances are reviewed for delinquency based on contractual terms. This review is supported by an analysis of the actual revenues, contractual adjustments and cash collections received. An account balance is written off only after the Company has pursued collection with legal or collection agency assistance or otherwise has deemed an account to be uncollectible.

The receivables related to the Company’s optical products purchasing organization are recognized separately from patient accounts receivable, as discussed above, and are included in other current assets in the condensed consolidated balance sheets. Such receivables were $8.8 million and $7.6 million at March 31, 2015 and December 31, 2014, respectively.

Inventories

Inventories, which consist primarily of medical and drug supplies, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Prepaid Expenses and Other Current Assets

A summary of prepaid expenses and other current assets follows (in thousands):

	March 31, 2015	December 31, 2014
Prepaid expenses	$6,769	$7,050
Receivables—optical product purchasing organization	8,815	7,556
Other current assets	7,829	9,399

Total	$23,413	$24,005

Property and Equipment

Property and equipment are stated at cost or, if obtained through acquisition, at fair value determined on the date of acquisition. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets, generally three to five years for computers and software and five to seven years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets. Routine maintenance and repairs are expensed as incurred, while expenditures that increase capacities or extend useful lives are capitalized.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

A summary of property and equipment follows:

	March 31, 2015	December 31, 2014
Land	$6,792	$6,790
Buildings and improvements	100,366	100,574
Furniture and equipment	13,966	13,662
Computer and software	23,071	20,622
Medical equipment	90,121	86,132
Construction in progress	2,258	2,923

Property and equipment, at cost	236,604	230,703
Less: Accumulated depreciation	(63,315)	(55,697)

Property and equipment, net	$173,289	$175,006

The Company also leases certain facilities and equipment under capital leases. Assets held under capital leases are stated at the present value of minimum lease payments at the inception of the related lease. Such assets are depreciated on a straight-line basis over the lesser of the lease term or the remaining useful life of the leased asset.

The carrying values of assets under capital lease were $11.6 million and $13.3 million as of March 31, 2015 and December 31, 2014, respectively, which included accumulated depreciation of $7.9 million and $6.8 million, respectively.

Intangible Assets

The Company has indefinite-lived intangible assets related to the certificates of need held in jurisdictions where certain of its surgical facilities are located. The Company also has finite-lived intangible assets related to physician guarantee agreements, non-compete agreements, management agreements and customer relationships. Physician income guarantees are amortized into salaries and benefits costs in the condensed consolidated statements of operations over the commitment period of the contract, generally three to four years. Non-compete agreements and management rights agreements are amortized into depreciation and amortization expense in the condensed consolidated statements of operations over the service lives of the agreements, ranging from two years to 20 years for non-compete agreements and 15 years for the management rights agreements. Customer relationships are amortized into depreciation and amortization expense in the condensed consolidated statements of operations over the estimated lives of the relationships, ranging from three to ten years.

A summary of the activity related to intangible assets for the three months ended March 31, 2015 follows (in thousands):

	Physician Income Guarantees	Management Rights	Non- Compete Agreements	Certificates of Need	Customer Relationships	Other	Total Intangible Assets
Balance at December 31, 2014	973	24,757	16,590	3,711	6,274	2,583	54,888
Additions	250	—	850	—	—	—	1,100
Recruitment expense	(133)	—	—	—	—	—	(133)
Amortization	—	(394)	(1,125)	—	(334)	(119)	(1,972)

Balance at March 31, 2015	$1,090	$24,363	$16,315	$3,711	$5,940	$2,464	$53,883

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Goodwill

Goodwill represents the fair value of the consideration provided in an acquisition over the fair value of net assets acquired and is not amortized. Additions to goodwill include new business combinations and incremental ownership purchases (“buy-ups”) in the Company’s subsidiaries.

A summary of activity related to goodwill for the three months ended March 31, 2015 follows (in thousands):

Balance at December 31, 2014	$1,298,753
Acquisitions	12,813
Divestitures	(8,399)
Purchase price adjustments	—

Balance at March 31, 2015	$1,303,167

Impairment of Long-Lived Assets, Goodwill and Intangible Assets

The Company evaluates the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. The Company performs an impairment test by preparing an expected undiscounted cash flow projection. If the projection indicates that the recorded amount of the long-lived asset is not expected to be recovered, the carrying value is reduced to estimated fair value. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation.

The Company tests its goodwill and intangible assets for impairment at least annually, or more frequently if certain indicators arise. The Company tests goodwill at the reporting unit level in accordance with Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other. In performing the test, the Company compares the carrying value of the net assets of the individual reporting units as of December 31, or additionally if impairment indicators are present, to the net present value of the estimated discounted future cash flows of the individual reporting units. The Company corroborates the results of the discounted cash flow analysis with a market-based approach. As the Company does not have publicly traded equity from which to derive a market value, an assessment of peer company data is performed whereby the Company selects comparable peers based on healthcare industry specific characteristics. Management estimates a reasonable market value of the Company based on earnings multiples and trading data of the Company’s peers.

Restricted Invested Assets

Restricted invested assets of $431,000 and $316,000 at March 31, 2015 and December 31, 2014, respectively, were related to a requirement under the operating lease agreement at the Company’s Chesterfield, Missouri facility. In accordance with the provisions of the lease agreement, the Company has a deposit with the landlord that shall be held by the landlord as security for performance by the Company of the Company’s covenants and obligations under the lease through January 2024.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Other Long-Term Assets

A summary of other long-term assets follows (in thousands):

	March 31, 2015	December 31, 2014
Notes receivable	$173	$182
Deposits	2,249	2,196
Assets of SERP	1,518	1,402
Other	3,195	2,099

Total	$7,135	$5,879

Other Current Liabilities

A summary of other current liabilities follows (in thousands):

	March 31, 2015	December 31, 2014
Interest payable	$6,598	$7,027
Current taxes payable	2,923	3,189
Insurance liabilities	4,897	5,552
Third-party settlements	9,667	11,708
Amounts due to patients and payors	10,042	9,476
Other accrued expenses	12,233	16,918

Total	$46,360	$53,870

Other Long-Term Liabilities

A summary of other long-term liabilities follows (in thousands):

	March 31, 2015	December 31, 2014
Facility lease obligations	$50,625	$50,749
Medical malpractice liability	4,253	4,253
Liability of SERP	1,518	1,415
Contingent consideration obligation	13,269	13,009
Acquisition consideration payable	16,768	16,768
Unfavorable lease liability	2,319	2,427
Other long-term liabilities	2,787	1,989

Total long-term liabilities	$91,539	$90,610

The Company has facility lease obligations in connection with the surgical hospital located in Idaho Falls, Idaho and with a radiation oncology building at this facility. The obligation is payable to the lessor of this facility for the land, building and improvements. The current portion of the lease obligation was $600,000 and $568,000 at March 31, 2015 and December 31, 2014, respectively, and was included in other current liabilities in the consolidated balance sheets. The total of the facility lease obligations related to the surgical hospital and radiation oncology building in Idaho Falls, Idaho was $51.2 million and $51.3 million at March 31, 2015 and December 31, 2014, respectively.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Operating Leases

The Company leases office space and equipment for its surgical facilities, including surgical facilities under development. The lease agreements generally require the lessee, or the Company, to pay all maintenance, property taxes, utilities and insurance costs. The Company accounts for operating lease obligations and sublease income on a straight-line basis. Contingent obligations of the Company, as defined by each lease agreement, are recognized when specific contractual measures have been met, typically the result of an increase in the Consumer Price Index. Lease obligations paid in advance are recorded as prepaid rent and included in the prepaid expenses and other current assets on the condensed consolidated balance sheets. The difference between actual lease payments and straight-line lease expense over the initial lease term, excluding optional renewal periods, is recorded as deferred rent and included in other current liabilities and other long-term liabilities on the condensed consolidated balance sheets.

Unit-Based Compensation

The Company recognizes in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. On the grant date, the Company employs a market approach to estimate the fair value of these awards based on various considerations and assumptions, including implied earnings multiples and other metrics of relevant market participants, the Company’s operating results and forecasted cash flows and the Company’s capital structure. The Company’s policy is to recognize compensation expense using the straight line method over the relevant vesting period for units that vest based on time. The Company’s unit-based compensation expense can vary in the future depending on many factors, including levels of forfeitures and whether performance targets are met and whether a liquidity event occurs.

Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 260, “Earnings Per Share,” based on the weighted-average number of shares outstanding in each period and dilutive stock options, unvested shares and warrants, to the extent such securities exist and have a dilutive effect on earnings per share. For all periods presented in the accompanying consolidated condensed statements of operations, the Company had 1,000 weighted average shares of common stock outstanding and no securities that could potentially dilute basic earnings per share.

While the Company currently conducts business through Surgery Center Holdings, Inc. (a subsidiary of Surgery Center Holdings, LLC), the Company expects to conduct a corporate reorganization during 2015 whereby Surgery Partners, Inc. will become the sole managing member of Surgery Center Holdings, LLC, and all of the equity units of Surgery Center Holdings, LLC will be exchanged for shares of common stock of Surgery Partners, Inc.

Professional, General and Workers’ Compensation Insurance

The Company maintains general liability and professional liability insurance in excess of self-insured retentions through third party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional and general insurance coverage is on a claims-made basis. Workers’ compensation insurance is on an occurrence basis.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

The Company expenses the costs under the self-insured retention exposure for general and professional liability and workers compensation claims which relate to (i) claims made during the policy period, which are offset by insurance recoveries and (ii) an estimate of claims incurred but not yet reported that are expected to be reported after the policy period expires. Reserves and provisions are based upon actuarially determined estimates. The reserves are estimated using individual case-basis valuations and actuarial analysis. Reserves for professional, general and workers’ compensation claim liabilities are determined with no regard for expected insurance recoveries and are presented gross on the condensed consolidated balance sheets. Expected insurance recoveries are presented on the condensed consolidated balance sheets separately from the liabilities; $3.0 million and $3.1 million are included in other current liabilities and $4.3 million and $4.3 million are included in other long-term liabilities on the condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014, respectively. Expected insurance recoveries of $2.2 million and $2.2 million are included in prepaid expenses and other current assets and $2.8 million and $2.8 million are included in other long-term assets on the condensed consolidated balance sheets at March 31, 2015 and December 31, 2014, respectively.

Electronic Health Record Incentives

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments beginning in calendar year 2011 for eligible hospitals and professionals that implement and achieve meaningful use of certified Electronic Health Records (“EHR”) technology. Several of the Company’s surgical hospitals, which were acquired in connection with the acquisition of Symbion, have implemented plans to comply with the EHR meaningful use requirements of the Health Information Technology for Economic and Clinical Health Act (“HITECH”) in time to qualify for the maximum available incentive payments.

Compliance with the meaningful use requirements has and will continue to result in significant costs including business process changes, professional services focused on successfully designing and implementing the Company’s EHR solutions, along with costs associated with the hardware and software components of the project. The Company currently estimates that total costs incurred to comply will be recovered through the total EHR incentive payments over the projected life cycle of this initiative. The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives. The amount and timing of these expenditures do not directly correlate with the timing of the Company’s cash receipts or recognition of the EHR incentives as other income. The Company expects to receive incentive payments and recognize corresponding revenue upon the completion of the EHR meaningful use requirements. No electronic records incentive income was recognized during the quarters ended March 31, 2015 and 2014.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If a net operating loss carryforward exists, the Company makes a determination as to whether that net operating loss carryforward will be utilized in the future. A valuation allowance is established for certain net operating loss carryforwards when their recoverability is deemed to be uncertain. The carrying value of the net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to adjust its deferred tax valuation allowances.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

The Company, or one or more of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2010.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board issued Accounting Standards Update, or ASU, 2014-08, which changes the requirements for reporting discontinued operations. A discontinued operation continues to include a component of an entity or a group of components of an entity, or a business activity. However, in a shift reflecting stakeholder concerns that too many disposals of small groups of assets that are recurring in nature qualified for reporting as discontinued operations, a disposal of a component of an entity or a group of components of an entity will be required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. A business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale will still be a discontinued operation. Additional disclosures will be required for significant components of the entity that are disposed of or are held for sale but do not qualify as discontinued operations. This ASU is effective for fiscal years beginning after December 15, 2014 and is to be applied on a prospective basis for disposals or components initially classified as held for sale after that date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company elected to adopt this ASU starting January 1, 2014. This ASU did not impact the Company’s condensed consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. This ASU provides companies the option of applying a full or modified retrospective approach upon adoption. This ASU is effective for fiscal years beginning after December 15, 2016. Early adoption is not permitted. The Company will adopt this ASU on January 1, 2017 and is currently evaluating its plan for adoption and the impact on the Company’s revenue recognition policies, procedures and the resulting impact on the Company’s condensed consolidated financial position, results of operations and cash flows.

In April 2015, the Financial Accounting Standards Board issued Accounting Standards Update ASU 2015-03, “Interest-Imputation of Interest.” ASU 2015-03 simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, and the new guidance should be applied retrospectively. Management is evaluating the impact of ASU 2015-03 on the Company’s condensed consolidated financial statements.

3. Acquisitions and Developments

The Company accounts for its business combinations in accordance with the fundamental requirements of the acquisition method of accounting and under the premise that an acquirer can be identified for each business combination. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieves control. The assets acquired, liabilities assumed and any noncontrolling interests in the acquired business at the acquisition date are recognized at their fair values as of that date, and the direct costs incurred in connection with the business combination are recorded

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

and expensed separately from the business combination. Acquisitions in which the Company is able to exert significant influence but does not have control are accounted for using the equity method.

2015 Transactions

Effective January 31, 2015, the Company acquired an ownership interest of 51.0% in Delaware Outpatient Center for Surgery, LLC, located in Newark, Delaware for a purchase price of $8.6 million, resulting in approximately $12.8 million of goodwill. This transaction was financed with proceeds from the refinancing of the Company’s credit facilities in connection with the Symbion acquisition.

Acquisition of Symbion

On June 13, 2014, the Company, through its wholly-owned subsidiary, SCH Acquisition Corp. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Symbion Holdings Corporation (“Symbion”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Symbion, with Symbion being the surviving corporation in the merger (the “Merger”). At the closing of the Merger, each share of common stock of Symbion, other than those held by Symbion or by the Company, Merger Sub or their subsidiaries and other than those shares with respect to which appraisal rights are properly exercised in accordance with the General Corporation Law of the State of Delaware, were converted into the right to receive a cash payment per share equal to (x) $792.0 million, subject to certain adjustments for Symbion’s cash, debt, transaction expenses, working capital and other items at closing, plus the aggregate exercise price of all vested options, minus certain escrowed amounts relating to post-closing purchase price adjustment and indemnity obligations, divided by (y) the number of shares outstanding on a fully-diluted basis assuming full exercise of vested options and exercise of rights to receive shares upon the exchange of the 8.00% Senior PIK Exchangeable Notes due 2017 issued by Symbion (the “Merger Consideration”). In addition, each outstanding option to purchase shares of Symbion’s common stock were cancelled, and the holders of vested options were paid an amount equal to the excess, if any, of the Merger Consideration over the per-share exercise price of such vested options.

The Company obtained financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which were sufficient for the Company to pay the aggregate Merger Consideration and all related fees and expenses.

The Company completed the Merger effective November 3, 2014. At closing, the Company paid approximately $300.1 million in cash, including $16.2 million funded to an escrow account, and assumed approximately $472.4 million of outstanding indebtedness of Symbion, plus related accrued and unpaid interest. The Company will fund an additional $16.8 million to the escrow account by May 3, 2016. The $33.0 million escrow balance is payable to Symbion on May 3, 2016, pending the resolution of any adjustments to acquired working capital and the settlement of any other indemnities.

The acquisition of Symbion enhances the growth profile of the Company by expanding our network of surgical facilities in attractive markets throughout the United States.

The Merger was financed through the issuance of $1.440 billion of Senior Secured Credit Facilities (“Facilities”), which includes an $870 million first lien term loan due November 3, 2020, a $490 million second lien term loan due November 3, 2021 and an $80 million revolving credit facility.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Fees associated with the Merger, which includes fees incurred related to the Company’s debt financings, were approximately $93.3 million. Approximately $5.3 million was capitalized as deferred financing costs, $21.7 million related to legal and other transaction fees was expensed as transaction costs, $42.9 million was recorded as a reduction of the carrying value of the Facilities and $23.4 million was recorded as debt extinguishment costs during the year ended December 31, 2014.

Acquired assets and assumed liabilities include, but are not limited to, fixed assets, intangible assets and professional liabilities. The valuations are based on appraisal reports, discounted cash flow analyses, actuarial analyses or other appropriate valuation techniques to determine the fair value of the assets acquired or liabilities assumed. A majority of the deferred income taxes recognized as a component of the Company’s purchase price allocation is a result of the difference between the book and tax basis of the amortizable intangible assets recognized.

The purchase price amount has been preliminarily allocated to the related assets acquired and liabilities assumed based upon their respective fair values as follows:

November 3, 2014
Cash consideration	$300,098
Acquisition consideration payable	16,768
Fair value of noncontrolling interests	395,663

Fair value of Symbion	712,529
Net assets acquired:
Cash	40,374
Accounts receivable, net	79,830
Inventories	18,389
Prepaid expenses and other current assets	9,876
Property and equipment	153,179
Investments in and advances to affiliates	32,728
Intangible assets	31,534
Restricted invested assets	316
Other long-term assets	6,239
Accounts payable	(20,419)
Accrued payroll and benefits	(14,300)
Other current liabilities	(44,272)
Current maturities of long-term debt	(83,805)
Long-term debt, less current maturities	(376,395)
Long-term deferred tax liabilities	(17,895)
Other long-term liabilities	(60,500)

Net assets acquired	(245,121)

Excess of fair value over identifiable net assets acquired	$957,650

The entire amount of goodwill acquired in connection with the Merger was allocated to the Company’s Surgical Facility Services operating segment. The total amount of the goodwill related to the acquisition of Symbion that will be deductible for tax purposes is $142.5 million.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Fair value attributable to noncontrolling interests was based on a Level 3 computation using significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests, primarily from acquisitions of surgical facilities. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. Fair value attributable to the property and equipment acquired was based on Level 3 computations using key inputs such as cost trend data and comparable asset sales. Fair value attributable to the intangible assets acquired was based on Level 3 computations using key inputs such as the Company’s internally-prepared financial projections. Fair values assigned to acquired working capital were based on carrying amounts reported by Symbion at the date of acquisition, which approximate their fair values.The fair values assigned to certain assets and liabilities assumed by the Company have been estimated on a preliminary basis and are subject to change as new facts and circumstances emerge that were present at the date of acquisition.

The unaudited consolidated pro forma results for the three months ended March 31, 2014, assuming the Symbion acquisition had been consummated on January 1, 2014, are as follows (in thousands):

Three Months Ended March 31,
2014
Net revenues	$204,446
Net income	1,778
Less: net income attributable to noncontrolling interests	(14,990)

Net loss attributable to Surgery Center Holdings, Inc.	$(13,212)

4. Divestitures

Effective February 27, 2015, the Company sold its interest in an ASC in Orange City, Florida for one dollar. In connection with the divestiture, the Company paid down the outstanding indebtedness of the ASC. The Company recognized a pre-tax loss of approximately $0.3 million related to this divestiture in the condensed consolidated statement of operations for the three months ended March 31, 2015.

Effective March 2, 2015, the Company sold its majority interest in an ASC in Dallas, Texas for $8.4 million. The Company recognized a pre-tax gain of approximately $0.4 million related to this divestiture in the condensed consolidated statement of operations for the three months ended March 31, 2015.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

5. Long-Term Debt

A summary of long-term debt follows (in thousands):

	March 31, 2015	December 31, 2014
Revolver loan	$—	$—
2014 First Lien Credit Agreement, dated November 3, 2014, maturing November 3, 2020, net of debt issuance discount of $22,946 and $23,818 at March 31, 2015 and December 31, 2014, respectively	844,879	846,183
2014 Second Lien Credit Agreement, dated November 3, 2014, maturing November 3, 2021, net of debt issuance discount of $17,705 and $18,184 at March 31, 2015 and December 31, 2014, respectively	472,295	471,816
Subordinated Notes A	1,000	1,000
Notes payable and secured loans	32,406	31,600
Capital lease obligations	9,919	10,755

Total debt	1,360,499	1,361,354
Less: Current maturities	(22,628)	(22,088)

Total long-term debt	$1,337,871	$1,339,266

The acquisition of Symbion on November 3, 2014 and payoff of the senior debt was financed through new $1.440 billion Senior Secured Credit Facilities (the “Facilities”) consisting of the following:

•	$80 million revolving credit facility (“2014 Revolver Loan”)

•	$870 million 1st lien term loan facility (“2014 First Lien Credit Agreement”)

•	$490 million 2nd lien term loan facility (“2014 Second Lien Credit Agreement”)

On November 3, 2014, in connection with the consummation of the Symbion acquisition, the Company assumed and paid down approximately $440.0 million of outstanding indebtedness of Symbion, including accrued interest. Simultaneously, the Company paid off all of the debt outstanding under its then-existing credit agreements (“Credit Facilities”) and revolver loan.

2014 Revolver Loan

The 2014 Revolver Loan (“Revolver”) will be used for working capital, acquisitions and development activities and general corporate purposes in an aggregate principal amount at any time outstanding not to exceed $80 million and matures on November 3, 2019. The Company has the option of classifying borrowings under the Revolver as either Alternate Base Rate (“ABR”) loans or Eurodollar (“ED”) loans. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.00%. In addition to the base rate, the Company is required to pay a 3.25% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period. In addition to the base rate, the Company is required to pay a 4.25% margin for ED loans. As of March 31, 2015, the Company availability on the Revolver was $77.1 million.

The Company paid $2.3 million in connection with obtaining the Revolver and recorded this amount as debt issuance costs, which is presented, net of accumulated amortization of approximately $189,000 and $76,000, in the accompanying consolidated balance sheets as of March 31, 2015 and December 31, 2014, respectively. The Company must also pay quarterly commitment fees of 0.50% per annum of the average daily unused amount of the Revolver.

The credit agreement that governs the Revolver contains various covenants that include limitations on the Company’s indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a net leverage ratio within a specified range. At March 31, 2015, the Company was in compliance with the covenants contained in the credit agreement.

2014 First Lien Credit Agreement

The 2014 First Lien Credit Agreement (“2014 First Lien”) is a senior secured obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured basis by the Company and certain of its subsidiaries. The 2014 First Lien matures on November 3, 2020. The Company has the option of classifying the 2014 First Lien as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50%, and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.00%; provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, the Company is required to pay a 3.25% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar borrowing in effect for such Interest Period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the rate shall not be less than 1.00% per annum. In addition to the base rate, the Company is required to pay a 4.25% margin for ED loans. In 2014, the Company classified the 2014 First Lien as an ED loan with an interest rate of 5.25% (1.00% base rate plus a 4.25% margin). Accrued interest is payable in arrears on a quarterly basis. Within five business days after the earlier of (i) 90 days after the end of each fiscal year or (ii) the date on which financial statements have been delivered, the Company is required to make mandatory prepayments in amounts calculated in accordance with the excess cash flow provisions of the 2014 First Lien Credit Agreement. There were no excess cash flow payments required as of March 31, 2015.

In 2014, the Company recorded $4.4 million and $20.0 million as a reduction of the carrying value of the 2014 First Lien as original issue discount and amounts paid to lender for debt related issuance costs, respectively, which are accreted to interest expense over the term of the loan. During the three months ended March 31, 2015, approximately $872,000 was accreted to interest expense. The Company also paid $1.9 million in connection with obtaining the 2014 First Lien and recorded this amount as debt issuance costs, which is presented as an asset, net of accumulated amortization of approximately $104,000 and $41,000, in the accompanying condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014, respectively.

The credit agreement that governs the 2014 Term Loan contains various covenants that include limitations on the Company’s indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a net leverage ratio within a specified range. At March 31, 2015, the

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Company was in compliance with the covenants contained in the credit agreement. The 2014 First Lien is collateralized by substantially all of the assets of the Company.

2014 Second Lien Credit Agreement

The 2014 Second Lien Credit Agreement (“2014 Second Lien”) is a senior secured obligation of Surgery Center Holdings, Inc. and is guaranteed on a senior secured basis by the Company and certain of its subsidiaries. The 2014 Second Lien matures on November 3, 2021. The Company has the option of classifying the 2014 Second Lien as either an ABR loan or an ED loan. The interest base rate on an ABR loan is equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the Adjusted LIBO Rate for a Eurodollar Borrowing with a one-month interest period plus 1.00%; provided that the base rate shall not be less than 2.00% per annum. In addition to the base rate, the Company is required to pay a 6.50% margin for ABR loans. The interest base rate on an ED loan is equal to (x) the LIBO Rate for such Eurodollar Borrowing in effect for such interest period divided by (y) One minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such interest period; provided that the base rate shall not be less than 1.00% per annum. In addition to the base rate, the Company is required to pay a 7.50% margin for ED loans. During 2014, the Company classified the 2014 Second Lien as an ED loan with an interest rate of 8.50% (1.00% base rate plus a 7.50% margin). Accrued interest is payable in arrears on a quarterly basis, on the last business day of each March, June, September and December. The Company is required to pay the principal balance of $490.0 million upon maturity of the 2014 Second Lien on November 3, 2021. The Company has the right at any time to prepay any borrowings, in whole or in part, provided that each partial prepayment shall be in an amount that is an integral multiple of $0.5 million and not less than $1.0 million. Within five business days after the earlier of (i) 90 days after the end of each fiscal year or (ii) the date on which financial statements have been delivered, the Company is required to make mandatory prepayments in amounts calculated in accordance with the excess cash flow provisions of the 2014 First Lien Credit Agreement. There were no excess cash flow payments required as of March 31, 2015.

The Company recorded $4.9 million and $13.6 million as a reduction of the carrying value of the 2014 Second Lien as original issue discount and amounts paid to lender for debt related issuance costs, respectively, which are accreted to interest expense over the term of the loan. During the three months ended March 31, 2015, approximately $479,000 was accreted to interest expense. The Company also paid $1.1 million in connection with obtaining the 2014 Second Lien and recorded this amount as debt issuance costs, which is presented as an asset, net of accumulated amortization of approximately $36,000 and $14,000, in the accompanying condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014, respectively.

The credit agreement that governs the 2014 Second Lien contains various covenants that include limitations on our indebtedness, liens, acquisitions and investments. It additionally includes the requirement that the Company maintain a maximum net leverage ratio. At March 31, 2015, the Company was in compliance with the covenants contained in the credit agreement. The 2014 Second Lien is collateralized by substantially all of the assets of the Company.

Other Debt Transactions

On January 27, 2014, the Company obtained $90.0 million in additional borrowings on the Credit Facilities to return capital to shareholders. The Company recorded $1.4 million and $2.9 million as a reduction of the carrying value of the additional borrowings as original issue discount and amounts paid to lender for debt related issuance costs, respectively, which are accreted to interest expense over the term of the loan. During the

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

three months ended March 31, 2014, approximately $84,000 was accreted to interest expense. The $90.0 million in additional borrowings, including the related debt issuance costs, were included in the extinguishment of debt that was financed with the proceeds of the Facilities obtained in connection with the acquisition of Symbion on November 3, 2014.

Subordinated Notes A

Effective April 11, 2013, the Company amended and reduced the size of its subordinated debt facility to $1.0 million from $53.8 million. The Company accounted for the amendment as extinguishment of debt. Through a separate transaction in April 2013, H.I.G. Surgery Centers, LLC, an affiliate of the Company’s Parent Company, Surgery Center Holdings, LLC, purchased the Subordinated Notes from an independent third party. At March 31, 2015 and December 31, 2014, the debt is payable to HIG Surgery Centers, LLC, which is also a related party.

The facility matures on August 4, 2017. Effective January 1, 2014, the Subordinated Notes A bear interest of 17.00% per annum.

Notes Payable and Secured Loans

Certain of the Company’s subsidiaries have outstanding bank indebtedness, which is collateralized by the real estate and equipment owned by the surgical facilities to which the loans were made. The various bank indebtedness agreements contain covenants to maintain certain financial ratios and also restrict encumbrance of assets, creation of indebtedness, investing activities and payment of distributions. At March 31, 2015, the Company was in compliance with its covenants contained in the credit agreement. The Company and its subsidiaries had notes payable to financial institutions of $32.4 million and $31.6 million as of March 31, 2015 and December 31, 2014, respectively.

Letters of Credit

At December 31 2013, the Company had outstanding letters of credit issued to two of its optical products buying group vendors in the amounts of $630,000 and $200,000. During 2014, the $630,000 letter of credit was increased to $730,000. The Company had two outstanding letters of credit issued to the landlords for two of its surgical facilities in Orlando, Florida in the amount of $100,000 and in Lubbock, Texas for $1.0 million. In addition, the Company had one outstanding letter of credit related to the Symbion, Inc. workers compensation self-insured plan for $835,000.

Capital Lease Obligations

The Company is liable to various vendors for several equipment leases. The carrying value of the leased assets was $11.6 million and $13.3 million as of March 31, 2015 and December 31, 2014, respectively.

6. Related Party Transactions

On December 24, 2009, the Company and H.I.G. Funds entered into a Management and Investment Advisory Services Agreement (“Management Agreement”) pursuant to which the Company will receive certain management, consulting and financial advisory services. Prior to the Symbion acquisition, compensation for those services is payable in arrears in equal quarterly installments of $250,000 plus all related expenses. The

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Management Agreement also provides that the Company will be required to pay additional fees related to certain future transactions, including certain subsequent financing, acquisition, disposition and change in control transactions. The Company’s obligation to pay any amounts pursuant to the Management Agreement is subordinate to certain obligations to lenders in the event that these obligations are in default. Effective May 4, 2011, the Management Agreement was amended pursuant to the NovaMed merger and the management fee was increased to $2.0 million annually. The Company recognized $2.0 million for each of the years ended December 31, 2013 and 2012 related to the Management Agreement. Effective November 3, 2014, the Management Agreement was amended pursuant to the Symbion acquisition and the management fee was increased to $3.0 million annually. Fees related to the Management Agreement for the three months ended March 31, 2015 and the three months ended March 31, 2014 are recognized as general and administrative expense in the accompanying condensed consolidated statements of operations.

7. Commitments and Contingencies

Lease and Debt Guarantees of Non-Consolidated Facilities

As of March 31, 2015 and December 31, 2014, the Company had guaranteed approximately $441,000 and $539,000, respectively, of operating lease payments for certain non-consolidated surgical facilities that were acquired in connection with the Symbion transaction. These operating leases typically have ten-year terms, with optional renewal periods.

Professional, General and Workers’ Compensation Liability Risks

The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment, employment practices and personal injuries. To cover these claims, the Company maintains general liability and professional liability insurance in excess of self-insured retentions through third party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional and general insurance coverage is on a claims-made basis. Workers’ compensation insurance is on an occurrence basis. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is not aware of any such proceedings that would have a material adverse effect on the Company’s business, financial condition or results of operations.

Laws and Regulations

Laws and regulations governing our business, including those relating to the Medicare and Medicaid programs, are complex and subject to interpretation. These laws and regulations govern every aspect of how our surgical facilities conduct their operations, from licensing requirements to how and whether our facilities may receive payments pursuant to the Medicare and Medicaid programs. Compliance with such laws and regulations can be subject to future government agency review and interpretation as well as legislative changes to such laws. Noncompliance with such laws and regulations may subject the Company to significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs. From time to time, governmental regulatory agencies will conduct inquiries of the Company’s practices, including, but not limited to, the Company’s compliance with federal and state fraud and abuse laws, billing practices and relationships with physicians. It is the Company’s current practice and future intent to cooperate fully with such inquiries. The Company is not aware of any such inquiry that would have a material adverse effect on the Company’s business, results of operations or financial condition.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Acquired Facilities

The Company, through its wholly-owned subsidiaries or controlled partnerships and limited liability companies, has acquired and will continue to acquire surgical facilities with prior operating histories. Such facilities may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company attempts to assure that no such liabilities exist, obtain indemnification from prospective sellers covering such matters and institute policies designed to conform centers to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. There can be no assurance that any such matter will be covered by indemnification or, if covered, that the liability sustained will not exceed contractual limits or the financial capacity of the indemnifying party.

The Company cannot predict whether federal or state statutory or regulatory provisions will be enacted that would prohibit or otherwise regulate relationships which the Company has established or may establish with other healthcare providers or have materially adverse effects on its business or revenues arising from such future actions. Management believes, however, that it will be able to adjust the Company’s operations so as to be in compliance with any statutory or regulatory provision as may be applicable.

Potential Physician Investor Liability

A majority of the physician investors in the partnerships and limited liability companies which operate the Company’s surgical facilities carry general and professional liability insurance on a claims-made basis. Each partnership or limited liability company may, however, be liable for damages to persons or property arising from occurrences at the surgical facilities. Although the various physician investors and other surgeons generally are required to obtain general and professional liability insurance with tail coverage that extends beyond the period of any claims-made policies, such individuals may not be able to obtain coverage in amounts sufficient to cover all potential liability. Since most insurance policies contain exclusions, the physician investors will not be insured against all possible occurrences. In the event of an uninsured or underinsured loss, the value of an investment in the partnership interests or limited liability company membership units and the amount of distributions could be adversely affected.

Contingent Consideration

Pursuant to a purchase agreement dated December 24, 2009 (“the Purchase Agreement”), the Company acquired controlling interest in thirty-six business entities in various Florida locations which operate freestanding ASCs and provided anesthesia and pain management services (“the 2009 Acquisition”). Non-controlling interests in the ASCs were owned by certain physicians that remained partners/members in the ASCs and other operating entities.

The initial purchase price was $119.5 million, plus or minus a closing adjustment based on agreed-upon acquisition date values for cash on hand and current liabilities. In 2010, the Company was awarded $589,000 to settle the acquisition price adjustment, based on the ruling of an independent arbitrator engaged pursuant to the dispute resolution clauses in the Purchase Agreement.

The Purchase Agreement provided for maximum potential contingent consideration of up to $10.0 million based on operating results subsequent to the acquisition for the period from January 1, 2010 to

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

December 31, 2010. Pursuant to the Purchase Agreement, the contingent consideration is payable as principal under a Subordinated Promissory Note, the form of which was delivered concurrent with the Purchase Agreement. The Subordinated Promissory Note bears interest at 8% beginning on August 4, 2011, and the entire principal balance plus any and all accrued and unpaid interest is payable on the earliest of the consummation of a sale of the Company; July 7, 2015; the date on which the Company’s lenders’ consent is received in writing; or the date on which all of the then outstanding indebtedness of the Company has been refinanced. The Company may prepay all or a portion of the outstanding principal and accrued interest, but only if such prepayment is not prohibited by the provisions of certain agreements with the Company’s lenders. Within five days of the final determination of the amount of contingent consideration and on each anniversary of the date, the Company shall request its lenders to waive any restrictions to permit the required payment under the Subordinated Promissory Note to be paid in cash prior to its maturity date. The Company does not intend to prepay any of the outstanding principal or accrued and unpaid interest. During the three months ended March 31, 2015 and 2014, the Company recorded approximately $260,000 and $241,000, respectively, of interest expense related to the Subordinated Promissory Note. As discussed below, the Company has made indemnification claims against the Seller exceeding the amount of the contingent consideration liability. The Company has a contractual right of offset against the contingent consideration. The fair value of the contingent consideration liability, including accrued interest, as of March 31, 2015 and December 31, 2014 was $13.3 million and $13.0 million, respectively.

In conjunction with the 2009 Acquisition, an escrow account in the amount of $2.9 million was created to cover any contingencies. With the formation of this escrow account, the Company was indemnified against certain indemnification obligations. In 2010, $589,000 was paid to the Company in settlement of the acquisition price adjustment noted above. In December 2010, the Company filed an indemnification claim against the Seller alleging breaches of and inaccuracies in representations and warranties included in the Purchase Agreement. Pursuant to the Purchase Agreement, the escrow agent has not paid the remaining escrow funds due to the unresolved claim associated with this acquisition.

Pursuant to the terms of the Purchase Agreement, in December 2010, the Company filed a claim for indemnification from the Seller for reimbursement of amounts to be repaid to payors for overpayment amounts received by the Seller prior to the date of acquisition, including other losses sustained, and submitted a withdrawal notice to the escrow agent in the amount of approximately $4.4 million. The indemnification claim asserts, among other allegations, that certain operating entities acquired from the Seller improperly recorded payments received from certain payors as income and that one acquired entity used improper billing, coding and collection practices for dates of service prior to acquisition date. The Seller submitted an objection to this claim and filed a civil claim requesting the court to dismiss the Company’s claim and release funds out of escrow.

The Company has included in the accompanying condensed consolidated balance sheets a net indemnification receivable due from Seller of $1.1 million as of March 31, 2015 and December 31, 2014 pursuant to the terms of the Purchase Agreement. The amount due to the payors of approximately $1.8 million is included in accrued expenses in the accompanying condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014.

Subsequent to the acquisition date, the Company determined that the acquired accounts receivable were not properly recorded at the net realizable value of the asset. The Company determined that the fair value assigned in the initial acquisition accounting resulted in accounts receivable being recorded at an amount which was approximately $14.0 million in excess of the fair value.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

On June 10, 2013, the Court issued a judgment in favor of the Company regarding its indemnification claim and its claim regarding the overstatement of accounts receivable. Specifically, the Court ruled that the Company is entitled to recover approximately $454,000 for the indemnification claims which represents the amount of the original claim less the application of deductibles. The Court also ruled that the Company is entitled to receive approximately $10.8 million for the overstated net accounts receivable. The Purchase Agreement provides for any award of damages to the Company to be offset first by the money in the escrow account and then by an offset to the contingent consideration. Therefore, the Court ordered that the funds in the escrow account be paid to the Company and the balance of approximately $8.3 million be offset against the $10.0 million contingent consideration. To date, no final judgment has been made regarding the award of attorneys’ fees and interest.

Following the judgment noted above, an appeal was filed by the Seller and the outcome of the appeal is still pending. The funds from the escrow account have not been released to the Company and the Company has retained the contingent consideration liability on its condensed consolidated balance sheets at March 31, 2015 and December 31, 2014.

8. Subsequent Events

Effective April 9, 2015, the surgical hospital located in Lubbock, Texas, in which the Company has a 58.3% consolidating ownership interest, acquired a 100.0% ownership in an ASC located in the same market in which the Company has a 45.6% consolidating ownership interest. The total purchase price was $10.0 million and the surgical hospital used a combination of equity and cash of $2.9 million to fund the transaction. As a result of this acquisition, the Company’s consolidating ownership in the surgical hospital increased to 59.8%.

Effective April 22, 2015, the Company received approximately $1.5 million for the sale of a 25% ownership interest in Arise Healthcare System, LLC. Additionally, the Company also received a payment of $1 million in past due administrative service fees and terminated the administrative services agreement.

Effective April 23, 2015 and April 30, 2015, the Company used a total of approximately $2.5 million of cash to acquire two physician practices in Florida.

9. Segment Reporting

A public company is required to report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or “CODM,” in deciding how to allocate resources and in assessing performance.

The Company operates in three major lines of business that are also the Company’s reportable operating segments—the operation of surgical facilities, the operation of optical services and the operation of ancillary services, which includes physician practices, a toxicology laboratory and a specialty pharmacy.

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

The following tables present financial information for each reportable segment (in thousands):

	Three Months Ended March 31,
	2015	2014
Net Revenue:
Surgical Facility Services	$207,684	$54,813
Ancillary Services	12,719	12,010
Optical Services	3,740	3,657

Total	$224,143	$70,480

	Three Months Ended March 31,
	2015	2014
Segment Operating Income:
Surgical Facility Services	$40,337	$12,939
Ancillary Services	2,401	2,792
Optical Services	610	611

Total	$43,348	$16,342

Loss and debt extinguishment	—	(1,975)
Merger transaction and integration costs	(5,006)	—

Operating income per consolidated statements of operations	$38,342	$14,367

	Three Months Ended March 31,
	2015	2014
Supplemental Information:
Depreciation and amortization:
Surgical Facility Services	$7,631	$1,969
Ancillary Services	424	482
Optical Services	407	409

Total	$8,462	$2,860

	March 31, 2015	December 31, 2014
Assets:
Surgical Facility Services	1,755,616	1,758,947
Ancillary Services	66,161	73,971
Optical Services	28,703	25,876

	1,850,480	1,858,794

SURGERY CENTER HOLDINGS, INC.

THREE MONTHS ENDED MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

	Three Months Ended March 31,
	2015	2014
Supplemental Information:
Cash purchases of property and equipment, net:
Surgical Facility Services	$5,154	$277
Ancillary Services	269	562
Optical Services	38	140

Total	$5,461	$979

SYMBION, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Symbion, Inc.

We have audited the accompanying consolidated balance sheets of Symbion, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symbion, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee

March 14, 2014

SYMBION, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$56,026	$73,470
Accounts receivable, less allowance for doubtful accounts of $17,028 and $11,496 at December 31, 2013 and 2012, respectively	78,290	71,646
Inventories	17,229	14,393
Prepaid expenses and other current assets	9,775	9,950
Current assets of discontinued operations	1,356	3,636

Total current assets	162,676	173,095
Property and equipment, net	129,732	130,106
Intangible assets, net	22,516	24,151
Goodwill	661,758	656,058
Investments in and advances to affiliates	14,088	12,132
Restricted invested assets	177	5,169
Other long-term assets	13,961	14,044
Long-term assets of discontinued operations	1,831	2,448

Total assets	$1,006,739	$1,017,203

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,514	$22,786
Accrued payroll and benefits	12,269	12,718
Other current liabilities	33,731	29,020
Current maturities of long-term debt	9,102	39,462
Current liabilities of discontinued operations	325	2,033

Total current liabilities	74,941	106,019
Long-term debt, less current maturities	551,046	534,114
Long-term deferred tax liabilities	76,020	71,781
Other long-term liabilities	61,424	62,802
Long-term liabilities of discontinued operations	169	325
Non-controlling interests—redeemable	35,150	33,634

Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at December 31, 2013 and 2012	—	—
Additional paid-in-capital	243,312	242,597
Stockholders’ notes	(485)	—
Retained deficit	(106,136)	(93,516)

Total Symbion, Inc. stockholders’ equity	136,691	149,081
Non-controlling interests—non-redeemable	71,298	59,447

Total equity	207,989	208,528

Total liabilities and stockholders’ equity	$1,006,739	$1,017,203

See notes to consolidated financial statements.

SYMBION, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Revenues	$535,587	$491,804	$422,888
Operating expenses:
Salaries and benefits	148,793	134,360	115,090
Supplies	143,287	124,357	100,890
Professional and medical fees	41,179	36,624	31,319
Lease expense	27,237	23,652	22,050
Other operating expenses	36,637	32,315	29,384

Cost of revenues	397,133	351,308	298,733
General and administrative expenses	21,976	26,901	22,723
Depreciation and amortization	22,993	21,360	19,497
Provision for doubtful accounts	11,149	10,211	6,574
Income from equity investments	(4,246)	(4,490)	(1,876)
Loss (gain) on disposal or impairment of long-lived assets, net	5,870	(6,195)	4,824
Loss on debt extinguishment	—	—	4,751
Electronic health records incentives	(4,553)	(1,054)	—
Proceeds from insurance settlements, net	(919)	—	—
Litigation settlements, net	(233)	(532)	(231)

Total operating expenses	449,170	397,509	354,995

Operating income	86,417	94,295	67,893
Interest expense, net	(57,982)	(57,641)	(54,308)

Income before income taxes and discontinued operations	28,435	36,654	13,585
Provision for income taxes	5,330	10,939	8,721

Income from continuing operations	23,105	25,715	4,864
Income from discontinued operations, net of income taxes	1,882	1,132	1,340

Net income	24,987	26,847	6,204
Less: Net income attributable to non-controlling interests	(37,607)	(38,557)	(32,791)

Net loss attributable to Symbion, Inc.	$(12,620)	$(11,710)	$(26,587)

See notes to consolidated financial statements.

SYMBION, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Net income	$24,987	$26,847	$6,204

Other comprehensive income, net of income taxes:
Recognition of interest rate swap from liability to earnings	—	—	314

Other comprehensive income	—	—	314

Comprehensive income	24,987	26,847	6,518
Less: Comprehensive income attributable to non-controlling interests	(37,607)	(38,557)	(32,791)

Comprehensive loss attributable to Symbion, Inc.	$(12,620)	$(11,710)	$(26,273)

See notes to consolidated financial statements.

SYMBION, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except shares)

	Symbion, Inc. Common Stock		Additional Paid-in Capital	Stockholders’ Notes	Accumulated Other Comprehensive Loss	Retained Deficit	Non- Controlling Interests - Non- Redeemable	Total
	Shares	Amount
Balance at December 31, 2010	1,000	$—	$240,959	$—	$(314)	$(55,219)	$40,867	$226,293
Net (loss) income						(26,587)	15,449	(11,138)
Recognition of interest rate swap liability into earnings					314			314
Stock-based compensation			1,353					1,353
Acquisition and disposal of shares of non-controlling interests, net			(2,377)				3,558	1,181
Distributions to non -controlling interests—non-redeemable holders							(14,541)	(14,541)

Balance at December 31, 2011	1,000	$—	$239,935	$—	$—	$(81,806)	$45,333	203,462
Net (loss) income						(11,710)	20,033	8,323
Stock-based compensation			2,057					2,057
Acquisition and disposal of shares of non-controlling interests, net			605				13,616	14,221
Distributions to non-controlling interests—non-redeemable holders							(19,535)	(19,535)

Balance at December 31, 2012	1,000	$—	$242,597	$—	$—	$(93,516)	$59,447	208,528
Net (loss) income						(12,620)	21,784	9,164
Stock-based compensation			410					410
Exercise of stock options			201					201
Acquisition and disposal of shares of non-controlling interests, net			104				7,092	7,196
Issuance of stockholders’ notes				(485)				(485)
Distributions to non-controlling interests—non-redeemable holders							(17,025)	(17,025)

Balance at December 31, 2013	1,000	$—	$243,312	$(485)	$—	$(106,136)	$71,298	$207,989

See notes to consolidated financial statements.

SYMBION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income	$24,987	$26,847	$6,204
Adjustments to reconcile net income to net cash from operating activities:
Income from discontinued operations, net of income taxes	(1,882)	(1,132)	(1,340)
Depreciation and amortization	22,993	21,360	19,497
Amortization of debt issuance costs and discount	3,994	3,798	2,886
Payment-in-kind interest expense	8,982	8,305	22,368
Stock-based compensation	410	2,057	1,353
Recognition of interest rate swap from liability to earnings	—	—	665
Loss (gain) on disposal or impairment of long-lived assets, net	5,870	(6,195)	4,824
Loss on debt extinguishment	—	—	4,751
Deferred income taxes	4,556	13,800	8,334
Income from equity investments, net of distributions received	(768)	(1,931)	106
Provision for doubtful accounts	11,149	10,211	6,574
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(13,419)	(6,198)	(10,696)
Other operating assets and liabilities	(5,379)	(4,243)	(1,673)

Net cash provided by operating activities—continuing operations	61,493	66,679	63,853
Net cash provided by operating activities—discontinued operations	2,148	3,679	5,126

Net cash provided by operating activities	63,641	70,358	68,979

Cash flows from investing activities:
Purchases of property and equipment, net	(19,047)	(14,107)	(9,415)
Payments for acquisitions, net of cash acquired	(9,090)	(21,142)	(7,836)
Proceeds from divestitures	3,349	11,465	—
Other investing activities	—	(64)	(590)

Net cash used in investing activities—continuing operations	(24,788)	(23,848)	(17,841)
Net cash provided by (used in) investing activities—discontinued operations	3,102	6,888	(278)

Net cash used in investing activities	(21,686)	(16,960)	(18,119)

Cash flows from financing activities:
Principal payments on long-term debt	(45,283)	(8,743)	(355,415)
Borrowings of long-term debt	13,350	10,471	348,784
Payments of debt issuance costs	(469)	—	(11,891)
Change in restricted invested assets	4,992	(7)	(2,000)
Distributions to non-controlling interests holders	(32,563)	(39,353)	(32,700)
Proceeds from (payments related to) ownership transactions with consolidated affiliates	1,148	(3,079)	(2,155)
Other financing activities	(117)	49	192

Net cash used in financing activities—continuing operations	(58,942)	(40,662)	(55,185)
Net cash used in financing activities—discontinued operations	(457)	(1,306)	(1,441)

Net cash used in financing activities	(59,399)	(41,968)	(56,626)

Net (decrease) increase in cash and cash equivalents	(17,444)	11,430	(5,766)
Cash and cash equivalents at beginning of year	73,470	62,040	67,806

Cash and cash equivalents at end of year	$56,026	$73,470	$62,040

See notes to consolidated financial statements.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Symbion, Inc. (the “Company”), through its wholly-owned subsidiaries, owns interests in partnerships and limited liability companies that own and operate a national network of short stay surgical facilities in joint ownership with physicians and in some cases healthcare systems. As of December 31, 2013, the Company owned and operated 50 surgical facilities, including 44 ambulatory surgery centers (“ASCs”) and six surgical hospitals. The Company also managed seven additional ambulatory surgery centers and one physician clinic in a market in which the Company operates an ASC and a surgical hospital. The Company owns a majority ownership interest in 31 of the 50 surgical facilities and consolidates 46 surgical facilities for financial reporting purposes. The Company reported one operating surgical facility as discontinued operations at December 31, 2013.

The Company became a wholly-owned subsidiary of Symbion Holdings Corporation (“Holdings”), which is owned by an investor group that includes affiliates of Crestview Partners, L.P. (“Crestview”), members of the Company’s management and other investors as a result of a merger transaction (the “Merger”) as of August 23, 2007.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as interests in partnerships and limited liability companies controlled by the Company through its ownership of a majority voting interest or other rights granted to the Company by contract to manage and control the affiliate’s business. All significant intercompany balances and transactions are eliminated in consolidation.

Non-Controlling Interests

The physician limited partners and physician minority members of the entities that the Company controls are responsible for the supervision and delivery of medical services. The governance rights of limited partners and minority members are restricted to those that protect their financial interests. Under certain partnership and operating agreements governing these partnerships and limited liability companies, the Company could be removed as the sole general partner or managing member for certain events such as material breach of the partnership or operating agreement, gross negligence or bankruptcy. These protective rights do not preclude consolidation of the respective partnerships and limited liability companies.

Non-Controlling Interests—Non-Redeemable. The consolidated financial statements of the Company include all assets, liabilities, revenues and expenses of surgical facilities in which the Company has sufficient ownership and rights to allow the Company to consolidate the surgical facilities. Similar to its investments in non-consolidated affiliates, the Company regularly engages in the purchase and sale of ownership interests with respect to its consolidated subsidiaries that do not result in a change of control. These transactions are accounted for as equity transactions as they are undertaken among the Company, its consolidated subsidiaries, and the non-controlling interests. The cash flow effect of these transactions is classified within financing activities in the consolidated statements of cash flows.

Non-Controlling Interests—Redeemable. Each of the partnerships and limited liability companies through which the Company owns and operates its surgical facilities is governed by a partnership or operating agreement. In certain circumstances, the partnership and operating agreements for the Company’s surgical facilities provide that the facilities will purchase all of the physicians’ ownership if certain adverse regulatory events occur, such as it becoming illegal for the physicians to own an interest in a surgical facility, refer patients to a surgical facility or receive cash distributions from a surgical facility. The non-controlling interests—redeemable are reported outside of stockholders’ equity in the consolidated balance sheets.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

A summary of activity related to the non-controlling interests—redeemable follows (in thousands):

Balance at December 31, 2010	$34,595
Net income attributable to non-controlling interests—redeemable	17,342
Acquisition and disposal of shares of non-controlling interests—redeemable	458
Distributions to non-controlling interests—redeemable holders	(18,159)

Balance at December 31, 2011	34,236
Net income attributable to non-controlling interests—redeemable	18,524
Acquisition and disposal of shares of non-controlling interests—redeemable	692
Distributions to non-controlling interests—redeemable holders	(19,818)

Balance at December 31, 2012	33,634
Net income attributable to non-controlling interests—redeemable	15,823
Acquisition and disposal of shares of non-controlling interests—redeemable	1,231
Distributions to non-controlling interests—redeemable holders	(15,538)

Balance at December 31, 2013	$35,150

Variable Interest Entities

The consolidated financial statements include the accounts of variable interest entities in which the Company is the primary beneficiary, under the provisions of Accounting Standards Codification Topic 810, Consolidation. The variable interest entities are surgical facilities located in the states of Florida and New York. With regard to the New York facility, the Company is the primary beneficiary due to the power to direct the activities of the facility and the level of variability within the management service agreement as well as the obligation and likelihood of absorbing the majority of expected gains and losses. Regarding the Florida facility, the Company has the power to direct the activities of the facility and has fully guaranteed the facility’s debt obligations. The debt obligations are subordinated to such a level that the Company absorbs the majority of the expected losses. As of December 31, 2013 and 2012, the consolidated balance sheets of the Company included total assets of $17.3 million and $17.7 million, respectively, and total liabilities of $3.0 million and $3.7 million, respectively, related to the Company’s variable interest entities.

Equity Method Investments

The Company has non-consolidating investments in surgical facilities and management companies that own or manage surgical facilities and hospitals. These investments are accounted for using the equity method of accounting. The total amount of these investments included in investments in and advances to affiliates in the consolidated balance sheets was $13.5 million and $11.4 million as of December 31, 2013 and 2012, respectively.

Use of Estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, (“GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and accompanying footnotes. Examples include, but are not limited to, estimates of accounts receivable allowances, professional and general liabilities and the estimate of deferred tax assets or liabilities. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments are of a normal, recurring nature. Actual results could differ from those estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Reclassifications

Certain reclassifications have been made to the comparative period’s financial statements to conform to the year ended December 31, 2013 presentation. The reclassifications primarily related to the presentation of discontinued operations and non-controlling interests and had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), or inputs other than quoted prices in active markets that are either directly or indirectly observable (Level 2), or unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions (Level 3), depending on the nature of the item being valued.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, restricted invested assets and accounts payable approximate their fair values.

A summary of the carrying amounts and fair values of the Company’s long term debt follows (in thousands):

	Carrying Amount		Fair Value
	December 31,		December 31,
	2013	2012	2013	2012
Senior Secured Notes, net of debt issuance discount	$338,142	$337,132	$357,585	$348,088
PIK Exchangeable Notes	118,639	109,688	118,639	109,688
Toggle Notes	73,475	94,724	73,475	94,724

The fair values of the Senior Secured Notes and Toggle Notes, as defined in Note 8 on Long-Term Debt, were based on a Level 1 computation using quoted prices at December 31, 2013 and 2012, as applicable. The fair value of the PIK Exchangeable Notes, also defined in Note 8 on Long-Term Debt, was based on a Level 3 computation, using a Company-specific discounted cash flow analysis. The carrying amounts related to the Company’s other long-term debt obligations approximate their fair values.

The Company maintains a supplemental executive retirement savings plan (the “SERP”). The SERP is a non-qualified deferred compensation plan for eligible executive officers and other key employees of the Company that allows participants to defer portions of their compensation. The fair value of the SERP asset and liability was based on a quoted market price, or a Level 1 computation. As of December 31, 2013 and 2012, the fair values of the assets in the SERP were $1.8 million and $1.3 million, respectively, which were included in other long-term assets in the consolidated balance sheets. The Company had liabilities of $1.8 million and $1.3 million related to the SERP, which were included in other long-term liabilities as of December 31, 2013 and 2012, respectively.

Revenue Recognition

The Company recognizes revenues in the period in which the services are performed. Patient services revenues and receivables from third-party payors are recorded net of estimated contractual adjustments and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

allowances from third-party payors, which the Company estimates based on the historical trend of its surgical facilities’ cash collections and contractual write-offs, accounts receivable agings, established fee schedules, relationships with payors and procedure statistics.

A summary of revenues by service type as a percentage of total revenues follows:

	Year Ended December 31,
	2013	2012	2011
Patient service revenues	99.0%	98.5%	97.6%
Physician service revenues	—%	—%	1.1%
Other service revenues	1.0%	1.5%	1.3%

Total revenues	100.0%	100.0%	100.0%

Patient service revenues. Patient service revenues are revenues from healthcare procedures performed in facilities that the Company consolidates for financial reporting purposes. The fee charged varies depending on the type of service provided, but usually includes all charges for usage of an operating room, a recovery room, special equipment, medical supplies, nursing staff and medications. The fee does not normally include professional fees charged by the patient’s surgeon, anesthesiologist or other attending physician, which are billed directly by such physicians to the patient or third-party payor. However, in a very limited number of surgical facilities, the Company charges for anesthesia services. Patient service revenues are recognized on the date of service, net of estimated contractual adjustments and discounts from third-party payors, including Medicare and Medicaid. Changes in estimated contractual adjustments and discounts are recorded in the period of change. During the years ended December 31, 2013, 2012 and 2011, the Company recognized $76,000, $1.1 million and $248,000 as a reduction to patient service revenues as a result of changes in estimates to third-party settlements related to prior periods.

The following table sets forth patient service revenues by type of payor and as a percentage of total patient service revenues for the Company’s consolidated surgical facilities included in continuing operations (dollars in thousands):

	Year Ended December 31,
	2013		2012		2011
	Amount	%	Amount	%	Amount	%
Private insurance payors	$316,376	59.7%	$302,464	62.5%	$275,003	66.7%
Government payors	177,338	33.5%	147,568	30.5%	105,636	25.6%
Self-pay payors	15,198	2.9%	11,113	2.3%	12,490	3.0%
Other payors	21,174	3.9%	22,921	4.7%	19,243	4.7%

Total patient service revenues	$530,086	100.0%	$484,066	100.0%	$412,372	100.0%

Physician service revenues. Physician service revenues were revenues from a physician network consisting of reimbursed expenses, plus participation in the excess of revenue over expenses of the physician networks, as provided for in the Company’s service agreements with the Company’s former physician networks. Effective September 30, 2011, the Company completed a scheduled termination of its physician network agreements.

Other service revenues. Other service revenues consists of management and administrative services fees derived from the non-consolidated surgical facilities that the Company accounts for either under the equity method or does not own an interest. The fees derived from these management arrangements are based on a predetermined percentage of the revenues of each surgical facility and are recognized in the period in which services are rendered.

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Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalent balances at high credit quality financial institutions.

Accounts Receivable and Allowances for Contractual Adjustments and Doubtful Accounts

Accounts receivable are recorded net of contractual adjustments and allowances for doubtful accounts to reflect accounts receivable at net realizable value. Accounts receivable consists of receivables from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, employers and patients. Management recognizes that revenues and receivables from government agencies are significant to the Company’s operations, but it does not believe that there is significant credit risk associated with these government agencies. Concentration of credit risk with respect to other payors is limited because of the large number of such payors. As of December 31, 2013 and 2012, the Company had third-party Medicaid settlements of $10.0 million and $7.0 million, respectively, in other current liabilities and $1.9 million and $3.9 million, respectively, in other long-term liabilities in the consolidated balance sheets.

A summary of accounts receivable, net, by type of payor follows (in thousands):

	December 31,
	2013	2012
Private insurance payors	47.9%	49.0%
Government payors	27.4%	25.9%
Self-pay payors	8.5%	7.7%
Other payors	16.2%	17.4%

Total accounts receivable, net	100.0%	100.0%

The Company recognizes that final reimbursement of accounts receivable is subject to final approval by each third-party payor. However, because the Company has contracts with its third-party payors and also verifies insurance coverage of the patient before medical services are rendered, the amounts that are pending approval from third-party payors are minimal. The Company’s policy is to collect co-payments and deductibles prior to providing medical services. It is also the Company’s policy to verify a patient’s insurance 72 hours prior to the patient’s procedure. Patient services of the Company are primarily non-emergency which allows the surgical facilities to have an ability to control the procedures related to seeking and obtaining third-party reimbursements. The Company does not require collateral from self-pay patients.

Each surgical facility is responsible for analyzing accounts receivable to ensure proper collection. At a consolidated level, the Company’s policy is to review accounts receivables aging, by surgical facility, to determine the appropriate allowance for doubtful accounts. Patient account balances are reviewed for delinquency based on contractual terms. This review is supported by an analysis of the actual revenues, contractual adjustments and cash collections received. An account balance is written off only after the Company has pursued collection with legal or collection agency assistance or otherwise deemed an account to be uncollectible.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

A summary of the changes in the allowance for doubtful accounts receivable follows (in thousands):

Balance at December 31, 2010	$9,513
Provision for doubtful accounts	6,574
Accounts written off, net of recoveries	(6,345)

Balance at December 31, 2011	9,742
Provision for doubtful accounts	10,211
Accounts written off, net of recoveries	(8,457)

Balance at December 31, 2012	11,496
Provision for doubtful accounts	11,149
Accounts written off, net of recoveries	(5,617)

Balance at December 31, 2013	$17,028

Inventories

Inventories, which consist primarily of medical and drug supplies, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Prepaid Expenses and Other Current Assets

A summary of prepaid expenses and other current assets follows (in thousands):

	December 31,
	2013	2012
Prepaid expenses	$5,325	$5,722
Other current assets	4,450	4,228

Total	$9,775	$9,950

Property and Equipment

Property and equipment are stated at cost or, if obtained through acquisition, at fair value determined on the date of acquisition. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets, generally three to five years for computers and software and five to seven years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets. Routine maintenance and repairs are expensed as incurred, while expenditures that increase capacities or extend useful lives are capitalized.

The Company also leases certain facilities and equipment under capital leases. These assets are depreciated on a straight-line basis over the lesser of the lease term or the remaining useful life of the leased asset.

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration provided in an acquisition over the fair value of net assets acquired and is not amortized. The Company has indefinite-lived intangible assets related to the certificates of need held in jurisdictions where certain of its surgical facilities are located. The Company also has finite-lived intangible assets related to physician guarantee agreements, non-compete agreements and a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

management rights agreement. Physician income guarantees are amortized into salaries and benefits costs in the consolidated statements of operations over the commitment period of the contract, generally three to four years. Non-compete agreements and the management rights agreement are amortized into depreciation and amortization expense in the consolidated statements of operations over the service lives of the agreements, ranging from three years to five years for non-compete agreements and 15 years for the management rights agreement.

Impairment of Long-Lived Assets, Goodwill and Intangible Assets

The Company evaluates the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. The Company performs an impairment test by preparing an expected undiscounted cash flow projection. If the projection indicates that the recorded amount of the long-lived asset is not expected to be recovered, the carrying value is reduced to estimated fair value. The cash flow projection and discount rate applied represents management’s best estimate, using appropriate and customary assumptions and projections, at the date of evaluation. During the year ended December 31, 2011, the Company recorded an impairment charge of $2.9 million related to its non-consolidating surgical facility located in Novi, Michigan. The Company additionally recorded a valuation allowance of $2.1 million related to a note receivable due from this facility.

The Company tests its goodwill and intangible assets for impairment at least annually, or more frequently if certain indicators arise. The Company tests goodwill at the reporting unit level, which the Company has concluded to be the consolidated operating results of Symbion, Inc., as the Company has only one operating segment. In performing the test, the Company compares the carrying value of the net assets of the Company as of December 31, or additionally if impairment indicators are present, to the net present value of the estimated discounted future cash flows of the reporting unit, or the Company. The Company corroborates the results of the discounted cash flow analysis with a market-based approach. As the Company does not have publicly traded equity from which to derive a market value, an assessment of peer company data is performed whereby the Company selects comparable peers based on growth and leverage ratios, as well as healthcare industry specific characteristics. Management estimates a reasonable market value of the Company based on earnings multiples and trading data of the Company’s peers. The Company completed its required annual impairment testing and determined no impairment existed in the years ended December 31, 2013, 2012 and 2011.

Restricted Invested Assets

The Company is required to maintain $10.0 million in letters of credit as a requirement of the lease agreement related to its Idaho Falls, Idaho facility. At December 31, 2012, these letters of credit were secured by restricted invested assets of $5.0 million, in the form of certificates of deposit. In March 2013, the Company refinanced its debt at the Idaho Falls, Idaho facility with a new lender. As a result of this refinancing, the Company is no longer required to maintain this restricted invested assets balance. The Company reclassified these investments to short-term investments and ultimately to cash and cash equivalents upon the maturity of the underlying certificates of deposit during the year ended December 31, 2013. There were no borrowings against the letters of credit as of December 31, 2013 and December 31, 2012. The other restricted invested assets balances of $177,000 and $169,000 at December 31, 2013 and 2012, respectively were related to a requirement under the operating lease agreement at the Company’s Chesterfield, Missouri facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Other Long-Term Assets

A summary of other long-term assets follows (in thousands):

	December 31,
	2013	2012
Deferred loan costs	$6,809	$9,324
Medical malpractice recoveries	2,193	925
Assets of SERP	1,783	1,256
Other	3,176	2,539

Total	$13,961	$14,044

Deferred loan costs are amortized into interest expense over the maturity period of the related debt obligation. As of December 31, 2013 and 2012, accumulated amortization of deferred loan costs was $9.0 million and $6.0 million, respectively. Other long-term assets, not separately disclosed, generally includes security deposits, notes receivable and other miscellaneous deferred costs.

Other Current Liabilities

A summary of other current liabilities follows (in thousands):

	December 31,
	2013	2012
Interest payable	$4,434	$5,265
Current taxes payable	1,975	2,235
Insurance liabilities	3,733	3,268
Third-party settlements	10,015	6,987
Accounts receivable credit balances	3,484	3,475
Other accrued expenses	10,090	7,790

Total	$33,731	$29,020

Other Long-Term Liabilities

A summary of other long-term liabilities follows (in thousands):

	December 31,
	2013	2012
Facility lease obligation	$48,044	$48,352
Third-party settlements	1,910	3,914
Medical malpractice liability	4,083	3,765
Deferred rent	3,324	4,270
Liability of SERP	1,783	1,256
Other long-term liabilities	2,280	1,245

Total long-term liabilities	$61,424	$62,802

The Company has a facility lease obligation which was assumed in connection with the Company’s acquisition of the surgical hospital located in Idaho Falls, Idaho. This obligation is payable to the lessor of this

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

facility for the land, building and improvements. The current portion of the lease obligation was $308,000 and $117,000 at December 31, 2013 and 2012, respectively, and was included in other current liabilities in the consolidated balance sheets. The total lease obligation was $48.4 million and $48.5 million at December 31, 2013 and 2012, respectively.

Stockholders’ Notes

In December 2013, certain employees of the Company exercised stock options and borrowed funds from Holdings to pay the exercise price and applicable taxes payable. Each loan is represented by a full recourse promissory note bearing interest and payable in three equal annual installments beginning December 10, 2014. Payment and performance under the notes is secured by the shares of Holdings common stock received upon exercise of the stock options exercised on December 10, 2013. The total amount of stockholders’ notes outstanding at December 31, 2013 was $485,000, which was included in stockholders’ equity on the consolidated balance sheet.

Stock-Based Compensation

The Company recognizes in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. The Company uses the Black-Scholes option pricing model to value stock options awarded subsequent to adoption of ASC 718, Compensation, Stock Compensation. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. All option pricing models require the input of highly subjective assumptions including the expected stock price volatility and the expected exercise patterns of the option holders.

The Company’s policy is to recognize compensation expense over the straight line method. The Company’s stock option compensation expense estimate can vary in the future depending on many factors, including levels of options and awards granted in the future, forfeitures and when option or award holders exercise these awards and depending on whether performance targets are met and a liquidity event occurs.

Professional, General and Workers’ Compensation Insurance

The Company maintains general liability and professional liability insurance in excess of self-insured retentions through third party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional and general insurance coverage is on a claims-made basis. The workers compensation insurance is on an occurrence basis.

The Company expenses the costs under the self-insured retention exposure for general and professional liability and workers compensation claims which relate to (i) deductibles on claims made during the policy period, and (ii) an estimate of claims incurred but not yet reported that are expected to be reported after the policy period expires. Reserves and provisions are based upon actuarially determined estimates. The reserves are estimated using individual case-basis valuations and actuarial analysis. Based on historical results and data currently available, management does not believe a change in one or more of the underlying assumptions will have a material impact on the Company’s consolidated financial position or results of operations. Reserves for professional, general and workers’ compensation claim liabilities are determined with no regard for expected insurance recoveries and are presented gross on the consolidated balance sheets. Expected insurance recoveries are presented on the consolidated balance sheets separately from the liabilities. At December 31, 2013 and 2012, $1.9 million and $1.4 million, respectively, are included in other current liabilities and $4.1 million and $3.8 million, respectively, are included in other long-term liabilities on the consolidated balance sheets. Expected

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

insurance recoveries of $1.1 million and $611,000 are included in prepaid expenses and other current assets and $2.2 million and $925,000 are included in other long-term assets on the consolidated balance sheets at December 31, 2013 and 2012, respectively.

Electronic Health Record Incentives

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments beginning in calendar year 2011 for eligible hospitals and professionals that implement and achieve meaningful use of certified Electronic Health Records (“EHR”) technology. Several of the Company’s surgical hospitals have implemented plans to comply with the EHR meaningful use requirements of the Health Information Technology for Economic and Clinical Health Act (“HITECH”) in time to qualify for the maximum available incentive payments.

Compliance with the meaningful use requirements has and will continue to result in significant costs including business process changes, professional services focused on successfully designing and implementing the Company’s EHR solutions along with costs associated with the hardware and software components of the project. The Company currently estimates that total costs incurred to comply will be recovered through the total EHR incentive payments over the projected life cycle of this initiative. The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives. The amount and timing of these expenditures do not directly correlate with the timing of the Company’s cash receipts or recognition of the EHR incentives as other income. The Company initiated its meaningful use initiatives in 2012. During the years ended December 31, 2013 and 2012, the Company spent $4.1 million and $5.0 million, respectively, on hardware, software and implementation costs, including $3.5 million and $4.8 million, respectively, of capitalized costs, related to its EHR initiatives at its surgical hospitals. The Company received incentive payments and recognized revenue of $4.6 million and $1.1 million during the years ended December 31, 2013 and 2012, respectively, upon the completion of the EHR meaningful use requirements at its surgical hospitals.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If a net operating loss carryforward exists, the Company makes a determination as to whether that net operating loss carryforward will be utilized in the future. A valuation allowance is established for certain net operating loss carryforwards when their recoverability is deemed to be uncertain. The carrying value of the net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to adjust our deferred tax valuation allowances.

Comprehensive Income

The change in other comprehensive loss of the Company during the year ended December 31, 2011 resulted from the derecognition of an interest rate swap as a cash flow hedge as a result of the Company’s debt extinguishment in the second quarter of 2011. Upon extinguishment of the Company’s previous senior secured credit facility, which was the underlying hedged instrument, the Company discontinued hedge accounting and charged the amount previously recorded to other comprehensive income to earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2013-02, which requires additional disclosures on the effect of significant reclassifications out of accumulated other comprehensive income. The ASU requires a company that reports other comprehensive income to present (either on the face of the statement where net income is presented or in the notes to the financial statements) the effects on the line items of net income of the significant amounts reclassified out of accumulated other comprehensive income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, a company is required to cross-reference to other required disclosures that provide additional details about those amounts. This ASU is effective for fiscal years beginning after December 15, 2012, and was adopted by the Company on January 1, 2013. As it only requires additional disclosure, the adoption of this ASU had no impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Acquisitions and Developments

2013 Transactions

Effective December 1, 2013, the Company acquired a 52.5% ownership interest in a surgical facility located in Providence, Rhode Island. The purchase price of the acquisition was $2.4 million. The Company funded $1.8 million of the purchase price with debt and the remainder was funded with cash from operations. The Company consolidates this facility for financial reporting purposes.

Effective December 1, 2013, the surgical hospital located in Great Falls, Montana, in which the Company has a 50.0% consolidating ownership interest, acquired the ancillary services performed at the physician clinic that the Company manages in the same market. The transaction was structured as a contribution of services from the physician clinic to the surgical hospital. The Company contributed cash of $4.1 million representing 50.0% of the estimated fair value of the ancillary services as of the effective date of the transaction.

Effective July 31, 2013, the Company acquired a 20.0% ownership interest in a surgical facility located in Jackson, Tennessee. The purchase price of the acquisition was $1.3 million, which was funded with cash from continuing operations. The Company holds a minority interest ownership and does not consolidate this facility for financial reporting purposes. We entered into a management agreement with this facility in April 2012 and continue to manage the facility.

Effective July 1, 2013, the Company acquired a 58.7% ownership interest in a surgical facility located in Irvine, California. The Company merged the operations of the acquired facility with an existing surgical facility in this market, which is consolidated for financial reporting purposes. The purchase price of the acquisition was $1.1 million, which was funded with cash from continuing operations.

Effective January 1, 2013, the Company exercised its contractual right to hold a majority of the Governor seats on the Governing Board of its surgical hospital located in Great Falls, Montana. As the Company now controls the majority of the Governor seats on the Governing Board, the Company consolidates this facility for financial reporting purposes. Prior to January 1, 2013, this facility was accounted for using the equity method for financial reporting purposes.

2012 Transactions

Effective December 31, 2012, the Company acquired a 77.3% ownership interest in a surgical facility located in Bellingham, Washington. The Company merged the operations of the acquired facility with its existing

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

surgical facility in this market. The purchase price of the acquisition was $1.5 million. The acquisition was financed with cash from continuing operations. The Company consolidates this facility for financial reporting purposes with the results of operations from its existing facility located in Bellingham, Washington.

Effective October 4, 2012, the Company acquired the remaining 44.0% incremental ownership interest at its surgical facility located in Great Falls, Montana for $4.0 million. The acquisition was financed with cash from continuing operations. The Company previously held a 56.0% ownership interest in this surgical facility and continues to consolidate this facility for financial reporting purposes.

Effective June 20, 2012, the Company acquired a 58.3% ownership interest in a surgical hospital located in Lubbock, Texas. The purchase price of the acquisition was $10.3 million. The acquisition was financed with cash from continuing operations. As part of the acquisition, the Company assumed debt of $1.4 million. The Company consolidates the facility for financial reporting purposes.

Effective June 1, 2012, the Company acquired a 60.0% ownership interest in a surgical facility located in St. Louis, Missouri. The purchase price of the acquisition was $7.6 million. The acquisition was funded with cash from continuing operations. As part of the acquisition, the Company assumed debt of $419,000. The Company consolidates the facility for financial reporting purposes.

Effective April 1, 2012, the Company entered into a management agreement with a surgical facility located in Jackson, Tennessee. The management agreement has a term of 15 years, with two optional five-year renewal terms. The Company also received an option to purchase up to a 20.0% ownership interest in the facility. The Company exercised this option on July 31, 2013.

Effective February 8, 2012, the Company completed the acquisition of four separate urgent care and family practice facilities located in Idaho Falls, Idaho. The purchase price of the acquisition was $5.8 million, consisting of $3.1 million of cash, $1.1 million in the form of equity ownership in the surgical facility located in Idaho Falls, Idaho, approximately $470,000 of contingent consideration and the assumption of debt of $1.1 million. Subsequent to the acquisition, the contingencies were met, and the cash was released from escrow to the sellers. The facilities are operated by the Company’s existing facility located in Idaho Falls, Idaho and are consolidated with this facility for financial reporting purposes.

2011 Transactions

Effective October 1, 2011, the Company acquired an oncology practice, which is operated within its existing facility located in Idaho Falls, Idaho. The purchase price of the acquisition was $3.8 million, consisting of $2.7 million of cash and $1.1 million in the form of equity ownership in the Company’s facility located in Idaho Falls, Idaho. This transaction was financed with cash borrowings under an available facility level line of credit.

Effective August 1, 2011, the Company acquired a 56.0% ownership interest in an ASC and a 50.0% ownership interest in a 20-bed surgical hospital located in Great Falls, Montana. The Company consolidates the ambulatory surgery center for financial reporting purposes and accounts for the surgical hospital as an equity method investment for financial reporting purposes. In addition, the Company acquired the rights to manage a physician clinic in Great Falls, Montana consisting of multi-specialty physicians who are partners in the surgical facilities acquired. The aggregate purchase price was $5.2 million plus the assumption of debt of $232,000. The acquisition was financed with cash from continuing operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Effective January 7, 2011, the Company acquired an incremental ownership interest of 3.5% at its surgical facility located in Chesterfield, Missouri for a purchase price of $1.8 million. Additionally, on July 1, 2011, the Company acquired an additional incremental ownership interest of 2.0% in this facility for a purchase price of $1.0 million. Both transactions were financed with cash from continuing operations.

4. Discontinued Operations and Divestitures

2013 Transactions

Effective December 31, 2013, the Company reclassified its surgical facility located in Worcester, Massachusetts to discontinued operations. The Company entered into a purchase agreement effective January 2, 2014 related to the sale of this facility and expects to complete this transaction in the first half of 2014. For the years ended December 31, 2013, 2012 and 2011, the results of operations related to this facility have been included in discontinued operations. This facility is consolidated for financial reporting purposes.

Effective June 30, 2013, the Company completed an asset sale related to its surgical hospital located in Austin, Texas. As part of the transaction, a new entity was formed to operate the surgical hospital. The new entity acquired the equipment and inventory as well as the rights to various licensing agreements, contracts and leases associated with the operations of the surgical hospital. As consideration for the transaction, the Company received cash proceeds of $2.7 million and a 25.0% non-consolidating ownership interest in the new entity. The Company continues to provide management services to the new entity. The Company recorded a loss of $6.2 million as a result of this transaction.

Effective April 8, 2013, the Company sold its ownership interest in its surgical facility located in Havertown, Pennsylvania. The Company received net proceeds of $3.2 million on this transaction and recognized a net gain on the sale of $1.3 million, which included an allocated disposal of goodwill of $2.4 million. For the years ended December 31, 2013, 2012 and 2011, the results of operations related to this facility were included in discontinued operations. Concurrent with the sale, a new management service company was created to provide various management services to this surgical facility. The Company acquired a 48.0% non-consolidating ownership interest in the new management service company as part of the consideration received for the sale of its interest in the surgical facility. Additionally, the Company entered into an agreement to manage the new management service company.

Effective February 28, 2013, the Company ceased operations at its surgical facility located in San Antonio, Texas. The Company recognized a loss on the disposal of $1.0 million. For the years ended December 31, 2013, 2012 and 2011, the results of operations related to this facility were included in discontinued operations.

Effective January 29, 2013, the Company sold its ownership interest in a surgical facility located in Novi, Michigan for proceeds of $310,000 and recognized a gain on the sale of $269,000. During the year ended December 31, 2011, the Company recorded impairment of $2.9 million related to this investment and additionally recorded a valuation allowance of $2.1 million related to a note receivable due from this facility. This facility was non-consolidating for financial reporting purposes.

2012 Transactions

Effective December 31, 2012, the Company ceased operations at its surgical facility located in Metairie, Louisiana. This facility was previously non-consolidating for financial reporting purposes. During the year ended December 31, 2012, the Company recorded a loss on the disposal of $351,000.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Effective December 31, 2012, the Company divested its ownership interest and management rights in a surgical facility located in Oklahoma City, Oklahoma for net proceeds of $10.1 million. This facility was previously non-consolidating for financial reporting purposes. During the year ended December 31, 2012, the Company recorded a gain on the disposal of $5.9 million.

Effective August 31, 2012, the Company divested its ownership interest in a surgical facility located in Greenville, South Carolina for net proceeds of $348,000. This facility was previously consolidated for financial reporting purposes. During the year ended December 31, 2012, the Company recorded a loss on the disposal of $1.6 million, which included an allocated disposal of goodwill of $239,000.

Effective July 1, 2012, the Company, along with its physician investors in the facility, divested its interest in a surgical facility located in Austin, Texas for aggregate net proceeds of approximately $4.4 million. Additionally, the Company terminated its management agreement with this facility and received cash proceeds of approximately $2.0 million. This facility was previously consolidated for financial reporting purposes. During the year ended December 31, 2012, the Company recorded a gain on the disposal of $1.1 million, which included an allocated disposal of goodwill of $3.7 million.

Effective February 29, 2012, the Company, along with its physician investors in the facility, divested our interests in a surgical facility located in Fort Worth, Texas for aggregate net proceeds of $1.9 million. Additionally, the Company terminated its management agreement with this facility and received cash proceeds of $1.1 million. During the year ended December 31, 2012, the Company recorded a net gain on the disposal of $78,000, which included an allocated disposal of goodwill of $1.3 million.

Effective April 30, 2012, the Company divested its ownership interest in a surgical facility located in Nashville, Tennessee for net proceeds of $1.3 million. This facility was previously non-consolidating for financial reporting purposes. During the year ended December 31, 2012, the Company recorded a gain on the disposal of $750,000.

2011 Transactions

Effective December 31, 2011, the Company committed to plans to divest its ownership interests in surgical facilities located in Austin and Fort Worth, Texas which were previously consolidated for financial reporting purposes.

Summary of Operating Results of Discontinued Operations

A summary of certain operating results impacting the statements of operations related to discontinued operations follows (in thousands):

	Year Ended December 31,
	2013	2012	2011
Revenues	$7,959	$22,471	$33,396
Operating income	483	159	2,460
(Gain) loss on sale or disposal	(884)	285	418
(Benefit from) provision for income taxes	(515)	(1,258)	702
Income from discontinued operations, net of income taxes	1,882	1,132	1,340

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

5. Property and Equipment

A summary of property and equipment, net, follows (in thousands):

	December 31,
	2013	2012
Land	$5,713	$5,713
Buildings and improvements	107,655	103,923
Furniture and equipment	13,707	17,646
Computer and software	12,747	6,702
Medical equipment	81,730	69,368
Construction in progress	3,000	4,932

Property and equipment, at cost	224,552	208,284
Less: Accumulated depreciation	(94,820)	(78,178)

Property and equipment, net	$129,732	$130,106

The Company is liable to various vendors for equipment leases. The carrying values of assets under capital lease were $4.6 million and $5.3 million as of December 31, 2013 and 2012, respectively, which included accumulated depreciation of $2.7 million and $11.8 million, respectively. The Company disposed of $1.1 million carrying value of medical equipment under capital lease, which included $9.7 million of accumulated depreciation, in connection with the asset sale at its surgical hospital located in Austin, Texas during the year ended December 31, 2013.

6. Intangible Assets

A summary of changes in intangible assets follows (in thousands):

	Physician Guarantees	Management Rights	Non-Compete Agreements	Certificates of Need	Total Intangible Assets
Balance at December 31, 2010	$632	$—	$2,337	$17,740	$20,709
Additions	800	2,300	3,632	—	6,732
Recruitment expense	(325)	—	—	—	(325)
Amortization	—	(64)	(765)	—	(829)

Balance at December 31, 2011	1,107	2,236	5,204	17,740	26,287
Additions	—	—	—	—	—
Recruitment expense	(288)	—	—	—	(288)
Amortization	—	(153)	(1,695)	—	(1,848)

Balance at December 31, 2012	819	2,083	3,509	17,740	24,151
Additions	800	—	—	—	800
Recruitment expense	(587)	—	—	—	(587)
Amortization	—	(153)	(1,695)	—	(1,848)

Balance at December 31, 2013	$1,032	$1,930	$1,814	$17,740	$22,516

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

A summary of cost and accumulated amortization related to the Company’s finite-lived intangible assets follows (in thousands):

	December 31,
	2013	2012
Management rights agreements	$2,300	$2,300
Non-compete agreements	5,969	5,969

Finite-lived intangible assets, at cost	8,269	8,269
Less: Accumulated amortization	(4,525)	(2,677)

Finite-lived intangible assets, net	$3,744	$5,592

During the years ended December 31, 2013, 2012 and 2011, the Company had amortization expense of $1.8 million, $1.8 million and $829,000, respectively.

A summary of the scheduled amortization related to the Company’s finite-lived intangible assets as of December 31, 2013 follows (in thousands):

Management Rights and Non-Compete Agreements
2014	$1,550
2015	621
2016	153
2017	153
2018	153
Thereafter	1,114

Total	$3,744

As of December 31, 2013 and 2012, physician income guarantees consisted of recruitment costs of $2.3 million and $1.5 million, respectively, and accumulated amortization of these recruitment costs into salaries and benefits costs of $1.3 million and $682,000, respectively.

7. Goodwill

A summary of changes in goodwill follows (in thousands):

Balance at December 31, 2010	$624,737
Acquisitions	4,941
Divestitures	(359)
Purchase price adjustments	825

Balance at December 31, 2011	630,144
Acquisitions	31,243
Divestitures	(5,329)

Balance at December 31, 2012	656,058
Acquisitions	13,383
Divestitures	(2,373)
Purchase price adjustments	(5,310)

Balance at December 31, 2013	$661,758

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Additions to goodwill include new business combination acquisitions and incremental ownership acquired in the Company’s subsidiaries. A summary of the Company’s acquisitions for the years ended December 31, 2013, 2012 and 2011 is included in Note 3 on Acquisitions and Developments.

8. Long-Term Debt

A summary of long-term debt follows (in thousands):

	December 31,
	2013	2012
Credit Facility	$—	$—
Senior Secured Notes, net of debt issuance discount of $2,858 and $3,868 at December 31, 2013 and 31, 2012, respectively	338,142	337,132
PIK Exchangeable Notes	118,639	109,688
Toggle Notes	73,475	94,724
Notes payable and secured loans	24,970	28,168
Capital lease obligations	4,922	3,864

Total debt	560,148	573,576
Less: Current maturities	(9,102)	(39,462)

Total long-term debt	$551,046	$534,114

The Company modified its long-term debt structure during the second quarter of 2011. On June 14, 2011, the Company completed the offering of $350.0 million aggregate principal amount of Senior Secured Notes (the “Offering”). The proceeds of the Offering were used to retire the Company’s then existing senior secured credit facility and a portion of its Toggle Notes. In connection with the Offering, the Company entered into the Credit Facility as well as exchanged outstanding Toggle Notes having an aggregate principal amount of $85.4 million, at par plus accrued and unpaid interest, for $88.5 million initial aggregate principal amount of PIK Exchangeable Notes. As a result of the debt restructuring, the Company recorded a loss on debt extinguishment of $4.8 million. This loss is comprised primarily of capitalized debt issuance costs written off in connection with the termination of debt instruments as part of the restructuring.

On September 9, 2011, the Company canceled $9.0 million aggregate principal amount of outstanding Senior Secured Notes held by certain holders, plus accrued and unpaid interest, in exchange for the issuance to such holders of $9.2 million aggregate principal amount of PIK Exchangeable Notes, which resulted in no significant gain or loss.

Credit Facility

The Credit Facility provides the ability to borrow under revolving credit loans and swingline loans. Letters of credit may also be issued under the Credit Facility. The Credit Facility matures on December 15, 2015. The Credit Facility is subject to a potential, although uncommitted, increase of up to $25.0 million at our request at any time prior to maturity of the facility, subject to certain conditions, including compliance with a maximum net senior secured leverage ratio and a minimum cash interest coverage ratio. The increase is only available if one or more financial institutions agree to provide it.

The Company has letters of credit outstanding under the Credit Facility of $1.8 million at December 31, 2013 related to our self-insured workers compensation coverage and the operating lease on our surgical hospital in Lubbock, Texas. As of December 31, 2013, $48.2 million was available under the Credit Facility.

Loans under the Credit Facility bear interest, at our option, at the reserve adjusted LIBOR plus 4.50% or at the alternate base rate plus 3.50%. The Company is required to pay a commitment fee at a rate equal to 0.50%

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

per annum on the undrawn portion of commitments under the Credit Facility. This fee is payable quarterly in arrears and on the date of termination or expiration of the commitments.

The Credit Facility contains financial covenants requiring the Company not to exceed a maximum net senior secured leverage ratio or fall below a minimum cash interest coverage ratio, in each case tested quarterly. Borrowings under the Credit Facility are subject to significant conditions, including the absence of any material adverse change. At December 31, 2013, the Company was in compliance with all material covenants contained in the Credit Facility.

Senior Secured Notes

On June 14, 2011, the Company completed the private offering of $350.0 million aggregate principal amount of our Senior Secured Notes. The Senior Secured Notes were issued at a 1.51% discount, yielding proceeds of approximately $344.7 million. Interest on the Senior Secured Notes is due June 15 and December 15 of each year and will accrue at the rate of 8.00% per annum. The Senior Secured Notes mature on June 15, 2016.

The Senior Secured Notes are guaranteed by substantially all of the Company’s existing and future material wholly-owned domestic restricted subsidiaries. The Senior Secured Notes and the guarantees are the Company’s and the guarantors’ senior secured obligations and rank equal in right of payment with any of the Company’s or the guarantors’ existing and future senior indebtedness and pari passu with the Company’s and the guarantors’ first priority liens, except to the extent that the property and assets securing the notes also secure the obligations under the Credit Facility, which is entitled to proceeds of the collateral prior to the Senior Secured Notes, in the event of a foreclosure or any insolvency proceedings.

The Company may redeem all or any portion of the Senior Secured Notes on or after June 15, 2014 at the redemption price set forth in the indenture governing the Senior Secured Notes, plus accrued interest. Prior to June 15, 2014, in each of 2011, 2012 and 2013, the Company may redeem up to 10% of the original aggregate principal amount of the Senior Secured Notes at a price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest. The Company may also redeem all or any portion of the Senior Secured Notes at any time prior to June 15, 2014 at a price equal to 100% of the aggregate principal amount thereof plus a make-whole premium and accrued and unpaid interest. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with proceeds of certain equity offerings at any time prior to June 15, 2014. At December 31, 2013, the Company had not redeemed any of its Senior Secured Notes.

Effective September 9, 2011, the Company canceled $9.0 million aggregate principal amount of our Senior Secured Notes held by certain holders, plus accrued and unpaid interest, in exchange for its issuance to such parties of $9.2 million aggregate principal amount of its PIK Exchangeable Notes. As a result of that exchange, the Company currently has $341.0 million aggregate principal amount of Senior Secured Notes outstanding.

At December 31, 2013, the Company was in compliance with all material covenants contained in the indenture governing the Senior Secured Notes.

Scheduled amortization of the discount recorded in connection with the Senior Secured Notes follows (in thousands):

January 1, 2014 through December 31, 2014	$1,092
January 1, 2015 through December 31, 2015	1,186
January 1, 2016 through June 15, 2016	580

Total discount on Senior Secured Notes	$2,858

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

PIK Exchangeable Notes

Concurrent with the Offering, the Company exchanged with certain holders of our outstanding Toggle Notes, Toggle Notes having an aggregate principal amount of $85.4 million, at par plus accrued and unpaid interest, for $88.5 million initial aggregate principal amount of our PIK Exchangeable Notes. Effective September 9, 2011, the Company canceled $9.0 million aggregate principal amount of our Senior Secured Notes held by certain holders, plus accrued and unpaid interest, in exchange for our issuance to such parties of $9.2 million aggregate principal amount of our PIK Exchangeable Notes.

The PIK Exchangeable Notes mature on June 15, 2017. Interest accrues on the PIK Exchangeable Notes at a rate of 8.00% per year, compounding semi-annually on June 15 and December 15 of each year. The Company pays interest on the PIK Exchangeable Notes in kind by increasing the principal amount of the PIK Exchangeable Notes on each interest accrual date by an amount equal to the entire amount of the accrued interest. The Company records this accrued interest in other current liabilities until the interest payment date. On June 15 and December 15 of each year, the Company reclassifies the accrued interest to long-term debt. Due to the required payment-in-kind interest, the Company increased the principal amount of the PIK Exchangeable Notes by $9.0 million, $8.3 million and $3.8 million during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, the Company had $422,000 of accrued interest on the PIK Exchangeable Notes, which was included in other current liabilities in the consolidated balance sheet.

The PIK Exchangeable Notes are exchangeable into shares of common stock of Holdings at any time prior to the close of business on the business day immediately preceding the maturity date of the PIK Exchangeable Notes at a per share exchange price of $3.50. Upon exchange, holders of the PIK Exchangeable Notes will receive a number of shares of common stock of Holdings equal to (i) the accreted principal amount of the PIK Exchangeable Notes to be exchanged, plus accrued and non-capitalized interest, divided by (ii) the exchange price. The exchange price in effect at any time will be subject to customary adjustments.

The PIK Exchangeable Notes are unsecured senior obligations and rank equally with other existing and future senior indebtedness, senior to all future subordinated indebtedness and effectively junior to all secured indebtedness to the extent of the value of the collateral securing such indebtedness. Holdings and substantially all of the Company’s material wholly-owned domestic subsidiaries have guaranteed the PIK Exchangeable Notes on a senior basis, as required by the indenture governing the PIK Exchangeable Notes. Each guarantee is unsecured and ranks equally with senior indebtedness of the guarantor, senior to all of the guarantor’s subordinated indebtedness and effectively junior to its secured indebtedness to the extent of the value of the collateral securing such indebtedness.

The Company may not redeem the PIK Exchangeable Notes prior to June 15, 2014. On or after June 15, 2014, the Company may redeem some or all of the PIK Exchangeable Notes for cash at a redemption price equal to a specified percentage of the accreted principal amount of the PIK Exchangeable Notes to be redeemed, plus accrued and non-capitalized interest. The specific percentage for such redemptions will be 104% for redemptions during the year commencing on June 15, 2014, 102% for redemptions during the year commencing on June 15, 2015, and 100% for redemptions during the year commencing on June 15, 2016.

The Company recorded the PIK Exchangeable Notes in accordance with ASC Topic 470, Debt. In the exchange, the new PIK Exchangeable Notes were recorded at fair value. At December 31, 2013, the Company was in compliance with all material covenants contained in the indenture governing the PIK Exchangeable Notes.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Toggle Notes

On June 3, 2008, the Company completed the private offering of $179.9 million aggregate principal amount of Toggle Notes. Interest on the Toggle Notes is due February 23 and August 23 of each year. The Toggle Notes will mature on August 23, 2015. For any interest period through August 23, 2011, the Company was able to elect to pay interest on the Toggle Notes (i) in cash, (ii) in kind, by increasing the principal amount of the notes or issuing new notes (referred to as “PIK interest”) for the entire amount of the interest payment or (iii) by paying interest on 50% of the principal amount of the Toggle Notes in cash and 50% in PIK interest. Cash interest on the Toggle Notes accrues at the rate of 11.0% per annum. PIK interest on the Toggle Notes accrued at the rate of 11.75% per annum.

Between August 23, 2008 and August 23, 2011, the Company elected the PIK option of the Toggle Notes in lieu of making scheduled interest payments for various interest periods. As a result, the principal due on the Toggle Notes has increased by $71.0 million from the issuance of the Toggle Notes to December 31, 2013. Beginning with the February 2012 interest payment, all interest under the Toggle Notes is required to be paid in cash. As of December 31, 2013, the Company had $2.9 million of accrued interest on the Toggle Notes in other current liabilities on the consolidated balance sheet.

In connection with the Offering, the Company repurchased $70.8 million aggregate principal amount of the Toggle Notes, at par plus accrued and unpaid interest of $2.6 million, and exchanged $85.4 million aggregate principal amount of Toggle Notes, at par plus accrued interest of $3.1 million, for $88.5 million aggregate principal amount of PIK Exchangeable Notes.

The indenture governing the Toggle Notes includes a mandatory redemption provision. Under this provision, if the Toggle Notes would otherwise constitute applicable high yield discount obligations, within the meaning of Section 163(i)(1) of the Tax Code, the Company is required to redeem, for cash, a portion of the Toggle Notes then outstanding, equal to the mandatory principal redemption amount. Under the mandatory redemption provisions of the Toggle Notes, $21.2 million of principal balance outstanding was paid on August 23, 2013.

The Toggle Notes are unsecured senior obligations and rank equally with other existing and future senior indebtedness, senior to all future subordinated indebtedness and effectively junior to all secured indebtedness to the extent of the value of the collateral securing such indebtedness. Certain of our subsidiaries have guaranteed the Toggle Notes on a senior basis, as required by the indenture governing the Toggle Notes. The indenture also requires that certain of our future subsidiaries guarantee the Toggle Notes on a senior basis. Each guarantee is unsecured and ranks equally with senior indebtedness of the guarantor, senior to all of the guarantor’s subordinated indebtedness and effectively junior to its secured indebtedness to the extent of the value of the collateral securing such indebtedness.

The indenture governing the Toggle Notes contains various restrictive covenants, including financial covenants that limit the Company’s ability and the ability of its subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends or engage in transactions with affiliates. At December 31, 2013, the Company was in compliance with all material covenants contained in the indenture governing the Toggle Notes.

Notes Payable to Banks

Certain of the Company’s subsidiaries have outstanding bank indebtedness, which is collateralized by the real estate and equipment owned by the surgical facilities to which the loans were made. The various bank indebtedness agreements contain covenants to maintain certain financial ratios and also restrict encumbrance of assets, creation of indebtedness, investing activities and payment of distributions.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

In March 2013, the Company refinanced the debt of its surgical hospital located in Idaho Falls, Idaho. This refinancing transaction resulted in $6.1 million of borrowings from a new lender, $7.5 million of repayments to the previous lenders and $427,000 of debt issuance cost payments. In September 2013, the Company repaid the $6.1 million of borrowings from the new lender with cash from continuing operations. In December 2013, the Company had new borrowings of $2.0 million at its surgical facilities in East Greenwich and East Bay, Rhode Island. In addition, the Company borrowed $1.8 million in December 2013 to partially fund the acquisition of a surgical facility in Providence, Rhode Island.

Maturities

A summary of the scheduled maturities of our debt obligations as of December 31, 2013 follows (in thousands):

	Capital Lease Obligations	Other Long-Term Debt	Total
2014	$1,753	$7,349	$9,102
2015	1,426	81,399	82,825
2016	1,039	346,039	347,078
2017	446	121,177	121,623
2018	258	2,067	2,325
Thereafter	—	53	53

Total debt	$4,922	$558,084	$563,006

9. Operating Leases

The Company leases office space and equipment for its surgical facilities, including surgical facilities under development. The lease agreements generally require the lessee to pay all maintenance, property taxes, utilities and insurance costs. The Company accounts for operating lease obligations and sublease income on a straight-line basis. Contingent obligations of the Company are recognized when specific contractual measures have been met, typically the result of an increase in the Consumer Price Index. Lease obligations paid in advance are included in prepaid rent. The difference between actual lease payments and straight-line lease expense over the initial lease term, excluding optional renewal periods, is included in deferred rent.

The future minimum lease payments under non-cancellable operating leases, net of sub-lease income, follows (in thousands):

2014	$23,526
2015	21,340
2016	17,711
2017	13,921
2018	11,914
Thereafter	62,641

Total minimum operating lease payments	$151,053

Total operating lease expense was $27.2 million, $23.7 million and $22.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Included in these amounts, the Company incurred lease expense of $7.1 million, $7.1 million and $6.7 million for years ended December 31, 2013, 2012 and 2011, respectively, under operating lease agreements with physician investors and an entity that is an affiliate of one of the Company’s former directors.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The Company has various sub-lease arrangements at its surgical hospital located in Idaho Falls, Idaho. Future minimum lease payments to be received at this facility under these non-cancellable sub-lease arrangements follows (in thousands):

2014	$740
2015	762
2016	785
2017	809
2018	833
Thereafter	3,267

Total non-cancellable sub-lease income	$7,196

10. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The partnerships and limited liability companies in which the Company has ownership each file separate income tax returns. The Company’s allocated share of income or loss based on its percentage ownership in each partnership and limited liability company is included in taxable income of the Company. The remaining income or loss of each partnership and limited liability company is allocated to the other owners as taxable income.

The provision for income taxes from continuing operations follows (in thousands):

	Year Ended December 31,
	2013	2012	2011
Current:
Federal	$—	$(3,527)	$240
State	774	666	147
Deferred	4,556	13,800	8,334

Total income tax expense from continuing operations	$5,330	$10,939	$8,721

Income from discontinued operations is reported net of income taxes in the consolidated statements of operations. For the years ended December 31, 2013, 2012 and 2011, the Company had income tax expense (benefit) related to discontinued operations of $(515,000), $(1.3) million and $702,000, respectively.

A reconciliation of the provision for income taxes from continuing operations as reported in the consolidated statements of operations and the amount of income tax expense (benefit) computed by multiplying consolidated income (loss) before discontinued operations and income taxes in each year by the U.S. federal statutory rate of 35% follows (in thousands):

	Year Ended December 31,
	2013	2012	2011
Tax at U.S.federal statutory rate	$9,953	$12,829	$4,755
State income tax, net of U.S. federal tax benefit	878	290	127
Change in valuation allowance	12,123	9,774	11,740
Expiration of capital loss carryforwards	445	170	722
Net income attributable to non-controlling interests	(13,163)	(13,495)	(11,477)
Changes in measurement of uncertain tax positions	(2,976)	(3,169)	3,885
Write-off of non-deductible goodwill	(1,031)	1,581	133
Partnership basis tax return reconciling differences	(1,174)	2,757	(1,302)
Other	275	202	138

Total income tax expense from continuing operations	$5,330	$10,939	$8,721

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The components of temporary differences and the approximate tax effects that give rise to the Company’s net deferred tax liabilities follows (in thousands):

	December 31,
	2013	2012
Deferred tax assets:
Medical malpractice liability	$669	$745
Accrued vacation and incentive compensation	447	514
Net operating loss carryforwards	61,281	50,167
Amortization of intangible assets	1,407	1,632
Basis differences of partnerships and joint ventures	8,662	6,879
SERP liability	723	511
Capital loss carryforwards	2,782	1,879
Stock-based compensation	3,935	4,508
Other deferred assets	1,520	1,591

Total gross deferred tax assets	81,426	68,426
Less: Valuation allowance	(80,389)	(66,325)

Total deferred tax assets	1,037	2,101
Deferred tax liabilities:
Depreciation on property and equipment	(520)	(271)
Amortization of intangible assets	(952)	(854)
Basis differences of partnerships and joint ventures	(75,261)	(71,130)
Debt issuance costs and discounts	(79)	(1,389)
Other deferred liabilities	(398)	(378)

Total deferred tax liabilities	(77,210)	(74,022)

Net deferred tax liabilities	$(76,173)	$(71,921)

As of December 31, 2013 and 2012, the Company had net current deferred tax liabilities of $153,000 and $140,000, respectively, and net long-term deferred tax liabilities of $76.0 million and $71.8 million, respectively. The Company had federal net operating loss carryforwards of $140.5 million as of December 31, 2013, which expire between 2027 and 2033. The Company had state net operating loss carryforwards of $285.0 million as of December 31, 2013, which expire between 2013 and 2033. The Company had capital loss carryforwards of $7.9 million as of December 31, 2013, which expire between 2015 and 2017.

The Company has recorded a valuation allowance against its deferred tax assets at December 31, 2013 and 2012 of $80.4 million and $66.3 million, respectively, which represented an increase of $14.1 million for the year ended December 31, 2013. The valuation allowance has been provided for certain deferred tax assets that management believes it is more likely than not that the tax benefits will not be realized. Included in the increase in the valuation allowance for the year ended December 31, 2013 was an increase of $0.9 million recorded to additional paid-in-capital as a result of the tax effect of disposals of shares of non-controlling interests. As of December 31, 2013, $2.8 million of valuation allowance was recorded against deferred tax assets, that if subsequently recognized, will be credited directly to additional paid-in-capital.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

A reconciliation of the beginning and ending liability for gross unrecognized income tax benefit for the years ended December 31, 2013, 2012 and 2011 follows (in thousands):

	Year Ended December 31,
	2013	2012	2011
Unrecognized tax benefits at beginning of year	$7,109	$7,962	$3,578
Additions based on tax provisions related to the current year	293	899	—
Additions for tax positions of prior years	165	1,356	4,426
Reductions for settlements with taxing authorities	(5,611)	(3,077)	—
Reductions for the expiration of statutes of limitations	(27)	(31)	(42)

Unrecognized tax benefits at end of year	$1,929	$7,109	$7,962

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes in the consolidated statements of operations. For the years ended December 31, 2013 and 2012, the Company had approximately $109,000 and $150,000, respectively, of accrued interest and penalties related to uncertain tax positions.

The Company’s U.S. federal and state income tax returns for tax years 2010 and beyond remain subject to examination. The total amount of accrued liabilities related to uncertain tax positions that would affect the Company’s effective tax rate if recognized was $435,000 and $634,000 at December 31, 2013 and 2012, respectively. It is possible the amount of unrecognized tax benefit could change in the next 12 months as a result of the lapse of the statute of limitations and settlements with tax authorities; however, the Company does not anticipate the change will have a material adverse impact on its consolidated financial statements.

11. Supplemental Cash Flow Information

A summary of additional information related to cash flows from continuing operations follows (in thousands):

	Year Ended December 31,
	2013	2012	2011
Non-cash transactions:
Increase in debt for paid-in-kind interest expense	$8,951	$8,275	$22,369
Increase in debt related to new capital lease obligations	2,667	2,097	2,100

Cash payments:
Interest paid, net of interest income received	38,527	39,055	28,072
Income taxes paid, net of refunds received	882	78	271

12. Stock Options

Overview

The Company is a participant in the Symbion Holdings Corporation 2007 Equity Incentive Plan (the “2007 Plan”), which permits grants of stock options and other equity-based awards to purchase Holdings common stock.

In connection with the Merger, certain members of the Company’s predecessor management were permitted to roll over options into the 2007 Plan. The rollover options were exchanged for 611,799 options under the 2007 Plan. The exercise price of each rollover option is $1.50 per share and the options expire on the expiration date of the original grants.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Effective January 23, 2012, Holdings amended the 2007 Plan. The amendment increased the shares authorized for future grant under the 2007 Plan by 2,400,000 shares to 5,627,263 shares. Additionally, the exercise price of options originally issued on and after August 31, 2007, or the Merger effective date, was reduced to $3.00 per share from $10.00 per share and the expiration date of such options was extended to January 23, 2022. As a result of this stock option plan modification, the Company recorded non-cash stock compensation expense of $1.7 million during the year ended December 31, 2012, consisting of $1.6 million in general and administrative expenses and $83,000 in salaries and benefits in the consolidated statements of operations.

The Company’s outstanding stock option awards include a time-vesting or performance-vesting component. Under the amended plan, the maximum contractual term of the options is ten years, or earlier if the employee terminates employment before that time. Time-vesting options vest over a five-year period with 20% of the options vesting each anniversary period as of the option issuance date. Performance-vesting options vest and become exercisable upon a liquidity event based on the extent to which Crestview and certain affiliated investors receive a target share price for their equity. No stock-based compensation expense has been recorded in the consolidated statements of operations since inception of the 2007 Plan for the performance-vesting options as the conditions for vesting are not probable.

The Company recorded stock-based compensation expense of $410,000, $2.1 million and $1.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. After non-controlling interests and the related income tax benefit, the Company recorded a net impact to Symbion, Inc. net loss related to stock-based compensation expense of $410,000, $2.1 million and $825,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

During the years ended December 31, 2013, 2012 and 2011, the Company issued 21,987 options, 1,024,842 options and 62,268 options with a time-vesting component and 21,987 options, 1,024,842 options and 94,763 options with a performance-vesting component, respectively. As of December 31, 2013, the Company had 2,356,289 shares of time-vesting options and 2,494,404 shares of performance-vesting options outstanding. In addition, Holdings had 818,684 shares of unissued stock options reserved for future grants under the 2007 Plan as of December 31, 2013.

Valuation Methodology

The fair value of stock options was derived using the Black-Scholes option pricing model. In applying the Black-Scholes option pricing model, the Company used the following assumptions:

•	Weighted average risk-free interest rate. The weighted average risk-free interest rate is used as a component of the fair value of stock options to take into account the time value of money. For the risk-free interest rate, the Company uses the implied yield on United States Treasury zero-coupon issues with a remaining term equal to the expected life, in years, of the options granted.

•	Expected volatility. Volatility, for the purpose of stock-based compensation, is a measurement of the amount that a share price has fluctuated. Expected volatility involves reviewing historical volatility and determining what, if any, change the share price will have in the future. FASB recommended that companies such as Holdings, whose common stock is not publicly traded or have a limited public stock trading history, use average volatilities of similar entities. As a result, the Company uses the average volatilities of some of its competitors as an estimate in determining stock option fair values.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

•	Expected life, in years. A clear distinction is made between the expected life of an option and the contractual term of the option. The expected life of an option is considered the amount of time, in years, that an option is expected to be outstanding before it is exercised. Whereas, the contractual term of the stock option is the term an option is valid before it expires.

•	Expected dividend yield. Since issuing dividends will affect the fair value of a stock option, GAAP requires companies to estimate future dividend yields or payments. The Company has not historically issued dividends and does not intend to issue dividends in the future. As a result, the Company does not apply a dividend yield component to its valuation.

•	Expected forfeiture rate. The Company uses an estimated forfeiture rate based on historical experience of number of years employed for the respective position held by the option holder. The Company reviews the forfeiture estimate annually in comparison to the actual forfeiture rate experienced.

The following table sets forth the assumptions used by the Company to estimate the fair value of time-vesting options:

	Year Ended December 31,
	2013	2012	2011
Weighted-average fair value per option	$2.05	$1.53	$0.59
Weighted-average risk-free interest rate	0.8%	2.0%	2.0%
Expected volatility	42.0%	42.0%	42.0%
Expected life, in years	6.5	6.5	6.5
Expected dividend yield	—%	—%	—%
Expected forfeiture rate	4.0%	4.0%	4.0%

Stock Option Activity

A summary of stock option activity for the years ended December 31, 2013, 2012 and 2011 follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Fair Value	Total Fair Value	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term (in Years)
Outstanding at December 31, 2010	3,766,149	$3.92	2.78	$10,469,894	$—	5.7
Granted	153,392	3.00	1.63	250,029	—	8.2
Exercised	—
Forfeited	(104,525)

Outstanding at December 31, 2011	3,815,016	2.72	2.72	10,376,844	—	4.3
Granted	2,201,432	3.43	1.53	3,368,191	—	9.2
Exercised	(258,962)
Forfeited	(402,311)

Outstanding at December 31, 2012	5,355,175	3.08	2.04	10,924,557	—	8.5
Granted	43,974	4.00	2.05	90,147	—	9.1
Exercised	(221,000)
Forfeited	(327,456)

Outstanding at December 31, 2013	4,850,693	3.18	1.77	8,585,727	—	8.1

Exercisable at December 31, 2013	1,462,128	2.94	2.21	3,231,303	—	7.5
Unvested at December 31, 2013	3,160,057	3.26	1.58	4,992,890	—	8.2

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

As of December 31, 2013 and 2012, the Company had 3,160,057 and 3,490,170 of unvested stock options outstanding. Total stock-based compensation expense related to unvested time-vesting options not yet recognized was $1.0 million as of December 31, 2013. Substantially all of this expense will be recognized over the next four years.

A summary of information about stock options outstanding as of December 31, 2013 follows:

Options Outstanding			Options Exercisable
Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)
121,944	$1.50	0.1	121,944	$1.50	0.1
2,789,119	3.00	8.1	1,150,618	3.00	8.1
1,895,656	3.50	8.4	189,566	3.50	8.4
43,974	4.00	9.1	—	4.00	9.1

4,850,693	3.18	8.1	1,462,128	2.94	7.5

13. Employee Benefit Plans

Symbion, Inc. 401(k) Plan

The Symbion, Inc. 401(k) Plan (the “401(k) Plan”) is a defined contribution plan whereby employees who have completed six months of service and are age 21 or older are eligible to participate. Employees may enroll in the plan on either January 1 or July 1 of each year. The 401(k) Plan allows eligible employees to make contributions of varying percentages of their annual compensation, up to the maximum allowable amounts by the Internal Revenue Service. Eligible employees may or may not receive a match by the Company of their contributions. The Company match varies depending on location and is determined prior to the start of each plan year. Generally, employer contributions vest 20% after two years of service and continue vesting at 20% per year until fully vested. The Company’s matching contribution expense for the years ended December 31, 2013, 2012 and 2011 was $795,000, $1.5 million and $864,000, respectively.

Supplemental Executive Retirement Savings Plan

The Company adopted the supplemental executive retirement plan in May 2005. The SERP provides supplemental retirement savings alternatives to eligible officers and key employees of the Company by allowing participants to defer portions of their compensation. Under the SERP, eligible employees may enroll in the plan before December 31 to be entered in the plan the following year. Eligible employees may defer into the SERP up to 25% of their normal period payroll and up to 50% of their annual bonus. If the enrolled employee contributes a minimum of 2% of his or her base salary into the SERP, the Company will contribute 2% of the enrolled employee’s base salary to the plan and has the option of contributing additional amounts. Periodically, the enrolled employee’s deferred amounts are transferred to a plan administrator. The plan administrator maintains separate non-qualified accounts for each enrolled employee to track deferred amounts. On May 1 of each year, the Company is required to make its contribution to each enrolled employee’s account. Compensation expense recorded by the Company related to the Company’s contribution to the SERP was $67,000, $64,000 and $50,000 for the years ended December 31, 2013, 2012 and 2011, respectively. See Note 2 on Significant Accounting Policies for information about the fair value of the assets and liabilities in the SERP.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

14. Related Party Transactions

On August 23, 2007, the Company entered into a ten-year advisory services and management agreement with Crestview Advisors, L.L.C. The annual management fee is $1.0 million and is payable on August 23 of each year. The Company prepaid this annual management fee in each of the years ended December 31, 2013, 2012 and 2011 and had a prepaid asset of $645,000 as of December 31, 2013 that was included in prepaid expenses and other current assets on the consolidated balance sheet.

Affiliates of Crestview and affiliates of the Northwestern Mutual Insurance Company hold the majority of the PIK Exchangeable Notes which entitle them to additional ownership in Holdings upon exchange. The PIK Exchangeable Notes are exchangeable into shares of common stock of Holdings at any time prior to the close of business on the business day immediately preceding the maturity date of the PIK Exchangeable Notes at a per share exchange price of $3.50. Upon exchange, holders of the PIK Exchangeable Notes will receive a number of shares of common stock of Holdings equal to (i) the accreted principal amount of the PIK Exchangeable Notes to be exchanged, plus accrued and non-capitalized interest, divided by (ii) the exchange price. The exchange price in effect at any time is subject to customary adjustments.

The PIK Exchangeable Notes mature on June 15, 2017, subject to certain redemption provisions. The Company pays interest on the PIK Exchangeable Notes in kind by increasing the principal amount of the PIK Exchangeable Notes on each interest accrual date by an amount equal to the entire amount of the accrued interest. As of December 31, 2013, the Company had $118.6 million of aggregate principal amount of PIK Exchangeable Notes outstanding and had accrued interest of $422,000 on the PIK Exchangeable Notes, which was included in other current liabilities on the consolidated balance sheet. See Note 8 on Long-Term Debt for further discussion of the PIK Exchangeable Notes.

In December 2013, certain employees of the Company exercised stock options and borrowed funds from Holdings to pay the exercise price and applicable taxes payable. Each loan is represented by a full recourse promissory note executed by the employee and bearing interest at a rate of 0.25% per annum (the applicable federal rate). Principal and interest on the notes is payable in three equal annual installments beginning December 10, 2014, with payment in full due on December 10, 2016. Payment and performance under the notes is secured by the shares of Holdings common stock received upon exercise of the options exercised on December 10, 2013. The total amount of stockholders’ notes outstanding at December 31, 2013 was $485,000, which was included in stockholders’ equity on the consolidated balance sheet.

15. Commitments and Contingencies

Lease and Debt Guarantees of Non-Consolidated Facilities

As of December 31, 2013 and 2012, the Company had guaranteed $950,000 and $1.3 million, respectively, of operating lease payments for certain non-consolidated surgical facilities. These operating leases typically have ten-year terms, with optional renewal periods. At December 31, 2012, the Company guaranteed $181,000 of debt at its non-consolidated surgical facility located in Novi, Michigan. In January 2013, the Company sold its ownership interest in this facility and no longer has any debt guarantees.

Professional, General and Workers’ Compensation Liability Risks

The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment, employment practices and personal injuries. To cover these claims, the Company maintains general liability and professional liability insurance in excess of self-insured retentions through third

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional and general insurance coverage is on a claims-made basis. The workers compensation insurance is on an occurrence basis. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is not aware of any such proceedings that would have a material adverse effect on the Company’s business, financial condition or results of operations.

Laws and Regulations

Laws and regulations governing our business, including those relating to the Medicare and Medicaid programs, are complex and subject to interpretation. These laws and regulations govern every aspect of how our surgical facilities conduct their operations, from licensing requirements to how and whether our facilities may receive payments pursuant to the Medicare and Medicaid programs. Compliance with such laws and regulations can be subject to future government agency review and interpretation as well as legislative changes to such laws. Noncompliance with such laws and regulations may subject the Company to significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs. From time to time, governmental regulatory agencies will conduct inquiries of the Company’s practices, including, but not limited to, the Company’s compliance with federal and state fraud and abuse laws, billing practices and relationships with physicians. It is the Company’s current practice and future intent to cooperate fully with such inquiries. The Company is not aware of any such inquiry that would have a material adverse effect on the Company’s business, results of operations or financial condition.

Acquired Facilities

The Company, through its wholly-owned subsidiaries or controlled partnerships and limited liability companies, has acquired and will continue to acquire surgical facilities with prior operating histories. Such facilities may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company attempts to assure that no such liabilities exist, obtain indemnification from prospective sellers covering such matters and institute policies designed to conform centers to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. There can be no assurance that any such matter will be covered by indemnification or, if covered, that the liability sustained will not exceed contractual limits or the financial capacity of the indemnifying party.

The Company cannot predict whether federal or state statutory or regulatory provisions will be enacted that would prohibit or otherwise regulate relationships which the Company has established or may establish with other healthcare providers or have materially adverse effects on its business or revenues arising from such future actions. Management believes, however, that it will be able to adjust the Company’s operations so as to be in compliance with any statutory or regulatory provision as may be applicable.

Potential Physician Investor Liability

A majority of the physician investors in the partnerships and limited liability companies which operate the Company’s surgical facilities carry general and professional liability insurance on a claims-made basis. Each partnership or limited liability company may, however, be liable for damages to persons or property arising from occurrences at the surgical facilities. Although the various physician investors and other surgeons generally are required to obtain general and professional liability insurance with tail coverage that extends beyond the period of any claims-made policies, such individuals may not be able to obtain coverage in amounts sufficient to cover

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

all potential liability. Since most insurance policies contain exclusions, the physician investors will not be insured against all possible occurrences. In the event of an uninsured or underinsured loss, the value of an investment in the partnership interests or limited liability company membership units and the amount of distributions could be adversely affected.

16. Subsequent Events

Effective March 7, 2014, the Company acquired an incremental ownership interest of 13.6% related to its surgical hospital located in Idaho Falls, Idaho for a purchase price of $23.8 million. This transaction was financed with proceeds from the Credit Facility.

17. Quarterly Financial Information (Unaudited)

The following tables include a summary of certain information related to the Company’s quarterly consolidated results of operations for each of the four quarters in the years ended December 31, 2013 and 2012. The amounts have been adjusted for discontinued operations (in thousands and unaudited):

	Year Ended December 31, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$132,598	$134,598	$127,404	$140,987	$535,587
Cost of revenues	98,688	101,294	95,378	101,773	397,133
Income (loss) from continuing operations	4,910	(589)	4,219	14,565	23,105
Net income	4,197	1,536	4,312	14,942	24,987

	Year Ended December 31, 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$116,307	$118,221	$122,341	$134,935	$491,804
Cost of revenues	81,086	82,565	91,887	95,770	351,308
Income from continuing operations	4,861	7,828	2,574	10,452	25,715
Net income	5,036	7,619	1,724	12,468	26,847

18. Financial Information for the Company and Its Subsidiaries

The Company conducts substantially all of its business through its subsidiaries. The following tables present consolidating financial information for the Company and its subsidiaries as required by regulations of the Securities and Exchange Commission (“SEC”) in connection with the Company’s Senior Secured Notes and Toggle Notes that have been registered with the SEC. The information segregates the parent company issuer, the combined wholly-owned subsidiary guarantors, the combined non-guarantors, and consolidating adjustments. The operating and investing activities of the separate legal entities are fully interdependent and integrated. Accordingly, the results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis. All of the subsidiary guarantees are both full and unconditional and joint and several.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Balance Sheet as of December 31, 2013

(In thousands)

	Parent Issuer	Guarantor Subsidiaries	Combined Non- Guarantors	Eliminations	Total Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$6,415	$4,788	$44,823	$—	$56,026
Accounts receivable, net	—	—	78,290	—	78,290
Inventories	—	—	17,229	—	17,229
Prepaid expenses and other current assets	1,476	1,301	6,998	—	9,775
Due from related parties	3,050	23,579	—	(26,629)	—
Current assets of discontinued operations	—	—	1,356	—	1,356

Total current assets	10,941	29,668	148,696	(26,629)	162,676
Property and equipment, net	1,422	2,100	126,210	—	129,732
Intangible assets, net	1,929	—	20,587	—	22,516
Goodwill	661,758	—	—	—	661,758
Investments in and advances to affiliates	69,558	40,384	563	(96,417)	14,088
Restricted invested assets	—	—	177	—	177
Other long-term assets	9,419	—	4,542	—	13,961
Long-term assets of discontinued operations	—	—	1,831	—	1,831

Total assets	$755,027	$72,152	$302,606	$(123,046)	$1,006,739

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$269	$—	$19,245	$—	$19,514
Accrued payroll and benefits	1,151	—	11,118	—	12,269
Due to related parties	—	—	26,629	(26,629)	—
Other current liabilities	8,348	3	25,380	—	33,731
Current maturities of long-term debt	344	859	7,899	—	9,102
Current liabilities of discontinued operations	—	—	325	—	325

Total current liabilities	10,112	862	90,596	(26,629)	74,941
Long-term debt, less current maturities	529,912	1,732	19,402	—	551,046
Long-term deferred tax liabilities	76,020	—	—	—	76,020
Other long-term liabilities	2,292	—	59,132	—	61,424
Long-term liabilities of discontinued operations	—	—	169	—	169
Non-controlling interests—redeemable	—	—	35,150	—	35,150
Total Symbion, Inc. stockholders’ equity	136,691	69,558	26,859	(96,417)	136,691
Non-controlling interests—non-redeemable	—	—	71,298	—	71,298

Total equity	136,691	69,558	98,157	(96,417)	207,989

Total liabilities and stockholders’ equity	$755,027	$72,152	$302,606	$(123,046)	$1,006,739

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Balance Sheet as of December 31, 2012

(In thousands)

	Parent Issuer	Guarantor Subsidiaries	Combined Non- Guarantors	Eliminations	Total Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$8,505	$26,174	$38,791	$—	$73,470
Accounts receivable, net	—	—	71,646	—	71,646
Inventories	—	167	14,226	—	14,393
Prepaid expenses and other current assets	1,794	3	8,153	—	9,950
Due from related parties	1,878	44,895	—	(46,773)	—
Current assets of discontinued operations	—	—	3,636	—	3,636

Total current assets	12,177	71,239	136,452	(46,773)	173,095
Property and equipment, net	918	2,100	127,088	—	130,106
Intangible assets, net	2,083	—	22,068	—	24,151
Goodwill	656,058	—	—	—	656,058
Investments in and advances to affiliates	91,614	18,344	423	(98,249)	12,132
Restricted invested assets	—	—	5,169	—	5,169
Other long-term assets	12,847	—	1,197	—	14,044
Long-term assets of discontinued operations	—	—	2,448	—	2,448

Total assets	$775,697	$91,683	$294,845	$(145,022)	$1,017,203

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$161	$2	$22,623	$—	$22,786
Accrued payroll and benefits	1,429	62	11,227	—	12,718
Due to related parties	—	—	46,773	(46,773)	—
Other current liabilities	9,063	5	19,952	—	29,020
Current maturities of long-term debt	21,232	—	18,230	—	39,462
Current liabilities of discontinued operations	—	—	2,033	—	2,033

Total current liabilities	31,885	69	120,838	(46,773)	106,019
Long-term debt, less current maturities	520,316	—	13,798	—	534,114
Long-term deferred tax liabilities	71,781	—	—	—	71,781
Other long-term liabilities	2,634	—	60,168	—	62,802
Long-term liabilities of discontinued operations	—	—	325	—	325
Non-controlling interests—redeemable	—	—	33,634	—	33,634
Total Symbion, Inc. stockholders’ equity	149,081	91,614	6,635	(98,249)	149,081
Non-controlling interests—non-redeemable	—	—	59,447	—	59,447

Total equity	149,081	91,614	66,082	(98,249)	208,528

Total liabilities and stockholders’ equity	$775,697	$91,683	$294,845	$(145,022)	$1,017,203

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2013

(In thousands)

	Parent Issuer	Guarantor Subsidiaries	Combined Non- Guarantors	Eliminations	Total Consolidated
Revenues	$21,143	$—	$530,787	$(16,343)	$535,587
Operating expenses:
Salaries and benefits	—	—	148,793	—	148,793
Supplies	—	—	143,287	—	143,287
Professional and medical fees	—	—	41,179	—	41,179
Lease expense	—	—	27,237	—	27,237
Other operating expenses	—	—	36,637	—	36,637

Cost of revenues	—	—	397,133	—	397,133
General and administrative expenses	21,976	—	—	—	21,976
Depreciation and amortization	631	—	22,362	—	22,993
Provision for doubtful accounts	—	—	11,149	—	11,149
Income from equity investments	—	(4,104)	(142)	—	(4,246)
(Gain) loss on disposal or impairment of long-lived assets, net	(1,000)	20,823	(13,953)	—	5,870
Management fees	—	—	16,343	(16,343)	—
Equity in earnings of affiliates	(43,225)	(57,901)	—	101,126	—
Electronic health records incentives	—	—	(4,553)	—	(4,553)
Proceeds from insurance settlements, net	—	—	(919)	—	(919)
Litigation settlements, net	—	—	(233)	—	(233)

Total operating expenses	(21,618)	(41,182)	427,187	84,783	449,170

Operating income	42,761	41,182	103,600	(101,126)	86,417
Interest (expense) income, net	(51,226)	1,877	(8,633)	—	(57,982)

(Loss) income before income taxes and discontinued operations	(8,465)	43,059	94,967	(101,126)	28,435
Provision for income taxes	4,414	—	916	—	5,330

(Loss) income from continuing operations	(12,879)	43,059	94,051	(101,126)	23,105
Income from discontinued operations, net of income taxes	259	166	1,457	—	1,882

Net (loss) income	(12,620)	43,225	95,508	(101,126)	24,987
Less: Net income attributable to non-controlling interests	—	—	(37,607)	—	(37,607)

Net (loss) income attributable to Symbion, Inc.	$(12,620)	$43,225	$57,901	$(101,126)	$(12,620)

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2012

(In thousands)

	Parent Issuer	Guarantor Subsidiaries		Combined Non- Guarantors	Eliminations	Total Consolidated
Revenues	$20,116 *	$1,732		$484,774 *	$(14,818)	$491,804
Operating expenses:
Salaries and benefits	—	1,339		133,021	—	134,360
Supplies	—	33		124,324	—	124,357
Professional and medical fees	—	56		36,568	—	36,624
Lease expense	—	141		23,511	—	23,652
Other operating expenses	—	83		32,232	—	32,315

Cost of revenues	—	1,652		349,656	—	351,308
General and administrative expenses	26,901	—		—	—	26,901
Depreciation and amortization	614	—		20,746	—	21,360
Provision for doubtful accounts	—	—		10,211	—	10,211
Income from equity investments	—	(4,490)		—	—	(4,490)
Loss (gain) on disposal or impairment of long-lived assets, net	(6,632)	—		437	—	(6,195)
Management fees	—	—		14,818	(14,818)	—
Equity in earnings of affiliates	(48,649)*	(41,253	)*	—	89,902	—
Electronic health records incentives	—	—		(1,054)	—	(1,054)
Litigation settlements, net	(45)	—		(487)	—	(532)

Total operating expenses	(27,811)	(44,091)		394,327	75,084	397,509

Operating income	47,927	45,823		90,447	(89,902)	94,295
Interest (expense) income, net	(51,208)	2,488		(8,921)	—	(57,641)

(Loss) income before income taxes and discontinued operations	(3,281)	48,311		81,526	(89,902)	36,654
Provision for income taxes	9,315	—		1,624	—	10,939

(Loss) income from continuing operations	(12,596)	48,311		79,902	(89,902)	25,715
Income (loss) from discontinued operations, net of income taxes	886 *	338		(92)*	—	1,132

Net (loss) income	(11,710)*	48,649	*	79,810 *	(89,902)	26,847
Less: Net income attributable to non-controlling interests	—	—		(38,557)	—	(38,557)

Net (loss) income attributable to Symbion, Inc.	$(11,710)	$48,649		$41,253	$(89,902)	$(11,710)

*	Revenues of $15,704 previously reported in the Parent Issuer column have been included in the Combined Non-Guarantor column for the year ended December 31, 2012. This adjustment impacted equity in earnings of affiliates and net (loss) income on the condensed consolidating statement of operations and is deemed by the Company to be an immaterial correction of an error.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2011

(In thousands)

	Parent Issuer	Guarantor Subsidiaries		Combined Non- Guarantors	Eliminations	Total Consolidated
Revenues	$17,763 *	$6,655		$412,406 *	$(13,936)	$422,888
Operating expenses:
Salaries and benefits	—	3,763		111,327	—	115,090
Supplies	—	761		100,129	—	100,890
Professional and medical fees	—	577		30,742	—	31,319
Lease expense	—	601		21,449	—	22,050
Other operating expenses	—	331		29,053	—	29,384

Cost of revenues	—	6,033		292,700	—	298,733
General and administrative expense	22,723	—		—	—	22,723
Depreciation and amortization	945	—		18,552	—	19,497
Provision for doubtful accounts	—	106		6,468	—	6,574
Income from equity investments	—	(1,876)		—	—	(1,876)
Loss on disposal or impairment of long-lived assets, net	4,824	—		—	—	4,824
Loss on debt extinguishment	4,751	—		—	—	4,751
Management fees	—	—		13,936	(13,936)	—
Equity in earnings of affiliates	(44,347)*	(39,267	)*	—	83,614	—
Litigation settlements, net	—	—		(231)	—	(231)

Total operating expenses	(11,104)	(35,004)		331,425	69,678	354,995

Operating income	28,867	41,659		80,981	(83,614)	67,893
Interest (expense) income, net	(48,002)	2,379		(8,685)	—	(54,308)

(Loss) income before income taxes and discontinued operations	(19,135)	44,038		72,296	(83,614)	13,585
Provision for income taxes	8,839	—		(118)	—	8,721

(Loss) income from continuing operations	(27,974)	44,038		72,414	(83,614)	4,864
Income (loss) from discontinued operations, net of income taxes	1,387 *	309		(356)*	—	1,340

Net (loss) income	(26,587)*	44,347	*	72,058 *	(83,614)	6,204
Less: Net income attributable to non-controlling interests	—	—		(32,791)	—	(32,791)

Net (loss) income attributable to Symbion, Inc.	$(26,587)	$44,347		$39,267	$(83,614)	$(26,587)

*	Revenues of $15,323 previously reported in the Parent Issuer column have been included in the Combined Non-Guarantor column for the year ended December 31, 2011. This adjustment impacted equity in earnings of affiliates and net (loss) income on the condensed consolidating statement of operations and is deemed by the Company to be an immaterial correction of an error.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Comprehensive Income for the Year Ended December 31, 2013

(In thousands)

	Parent Issuer	Guarantor Subsidiaries	Combined Non- Guarantors	Eliminations	Total Consolidated
Net (loss) income	$(12,620)	$43,225	$95,508	$(101,126)	$24,987

Comprehensive (loss) income	$(12,620)	$43,225	$95,508	$(101,126)	$24,987
Less: Comprehensive income attributable to non-controlling interests	—	—	(37,607)	—	(37,607)

Comprehensive (loss) income attributable to Symbion, Inc.	$(12,620)	$43,225	$57,901	$(101,126)	$(12,620)

Condensed Consolidating Statement of Comprehensive Income for the Year Ended December 31, 2012

(In thousands)

	Parent Issuer	Guarantor Subsidiaries		Combined Non- Guarantors		Eliminations	Total Consolidated
Net (loss) income	$(11,710)*	$48,649	*	$79,810	*	$(89,902)	$26,847

Comprehensive (loss) income	$(11,710)	$48,649		$79,810		$(89,902)	$26,847
Less: Comprehensive income attributable to non-controlling interests	—	—		(38,557)		—	(38,557)

Comprehensive (loss) income attributable to Symbion, Inc.	$(11,710)	$48,649		$41,253		$(89,902)	$(11,710)

*	Revenues of $15,704 previously reported in the Parent Issuer column have been included in the Combined Non-Guarantor column for the year ended December 31, 2012 on the condensed consolidating statement of operations. This adjustment impacted net (loss) income on the condensed consolidating statement of comprehensive income and is deemed by the Company to be an immaterial correction of an error.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Comprehensive Income for the Year Ended December 31, 2011

(In thousands)

	Parent Issuer	Guarantor Subsidiaries		Combined Non- Guarantors		Eliminations	Total Consolidated
Net (loss) income	$(26,587)*	$44,347	*	$72,058	*	$(83,614)	$6,204

Other comprehensive income, net of income taxes:
Recognition of interest rate swap from liability to earnings	314	—		—		—	314

Other comprehensive income	314	—		—		—	314

Comprehensive (loss) income	(26,273)	44,347		72,058		(83,614)	6,518
Less: Comprehensive income attributable to non-controlling interests	—	—		(32,791)		—	(32,791)

Comprehensive (loss) income attributable to Symbion, Inc.	$(26,273)	$44,347		$39,267		$(83,614)	$(26,273)

*	Revenues of $15,323 previously reported in the Parent Issuer column have been included in the Combined Non-Guarantor column for the year ended December 31, 2011 on the condensed consolidating statement of operations. This adjustment impacted net (loss) income on the condensed consolidating statement of comprehensive income and is deemed by the Company to be an immaterial correction of an error.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2013

(In thousands)

	Parent Issuer	Guarantor Subsidiaries	Combined Non- Guarantors	Eliminations	Total Consolidated
Cash flows from operating activities:
Net (loss) income	$(12,620)	$43,225	$95,508	$(101,126)	$24,987
Adjustments to reconcile net (loss) income to net cash from operating activities:
Loss from discontinued operations, net of income taxes	(259)	(166)	(1,457)	—	(1,882)
Depreciation and amortization	631	—	22,362	—	22,993
Amortization of debt issuance costs and discounts	3,878	—	116	—	3,994
Payment-in-kind interest expense	8,982	—	—	—	8,982
Stock-based compensation	410	—	—	—	410
(Gain) loss on disposal or impairment of long-lived assets, net	(1,000)	20,823	(13,953)	—	5,870
Deferred income taxes	4,556	—	—	—	4,556
Equity in earnings of affiliates	(43,225)	(57,901)	—	101,126	—
Income from equity investments, net of distributions received	—	(626)	(142)	—	(768)
Provision for doubtful accounts	—	—	11,149	—	11,149
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	—	—	(13,419)	—	(13,419)
Other operating assets and liabilities	59,294	(22,148)	(42,525)	—	(5,379)

Net cash (used in) provided by operating activities—continuing operations	20,647	(16,793)	57,639	—	61,493
Net cash provided by operating activities—discontinued operations	—	—	2,148	—	2,148

Net cash (used in) provided by operating activities	20,647	(16,793)	59,787	—	63,641

Cash flows from investing activities:
Purchases of property and equipment, net	(1,488)	—	(17,559)	—	(19,047)
Payments for acquisitions, net of cash acquired	—	(9,090)	—	—	(9,090)
Proceeds from divestitures	—	3,349	—	—	3,349
Other investing activities	—	—	—	—	—

Net cash provided by (used in) investing activities—continuing operations	(1,488)	(5,741)	(17,559)	—	(24,788)
Net cash provided by investing activities—discontinued operations	—	—	3,102	—	3,102

Net cash used in investing activities	(1,488)	(5,741)	(14,457)	—	(21,686)

Cash flows from financing activities:
Principal payments on long-term debt	(21,249)	—	(24,034)	—	(45,283)
Borrowings of long-term debt	—	—	13,350	—	13,350
Payments of debt issuance costs	—	—	(469)	—	(469)
Change in restricted invested assets	—	—	4,992	—	4,992
Distributions to non-controlling interest holders	—	—	(32,563)	—	(32,563)
Proceeds from ownership transactions with consolidated affiliates	—	1,148	—	—	1,148
Other financing activities	—	—	(117)	—	(117)

Net cash provided by (used in) financing activities—continuing operations	(21,249)	1,148	(38,841)	—	(58,942)
Net cash used in financing activities— discontinued operations	—	—	(457)	—	(457)

Net cash provided by (used in) financing activities	(21,249)	1,148	(39,298)	—	(59,399)

Net (decrease) increase in cash and cash equivalents	(2,090)	(21,386)	6,032	—	(17,444)
Cash and cash equivalents at beginning of period	8,505	26,174	38,791	—	73,470

Cash and cash equivalents at end of period	$6,415	$4,788	$44,823	$—	$56,026

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2012

(In thousands)

	Parent Issuer	Guarantor Subsidiaries	Combined Non- Guarantors	Eliminations	Total Consolidated
Cash flows from operating activities:
Net (loss) income	$(11,710)*	$48,649 *	$79,810 *	$(89,902)	$26,847
Adjustments to reconcile net (loss) income to net cash from operating activities:
Loss (income) from discontinued operations, net of income taxes	(886)*	(338)	92 *	—	(1,132)
Depreciation and amortization	614	—	20,746	—	21,360
Amortization of debt issuance costs and discounts	3,798	—	—	—	3,798
Payment-in-kind interest expense	8,305	—	—	—	8,305
Stock-based compensation	2,057	—	—	—	2,057
(Gain) loss on disposal or impairment of long-lived assets, net	(6,632)	—	437	—	(6,195)
Deferred income taxes	13,800	—	—	—	13,800
Equity in earnings of affiliates	(48,649)*	(41,253)*	—	89,902	—
Income from equity investments, net of distributions received	—	(1,931)	—	—	(1,931)
Provision for doubtful accounts	—	—	10,211	—	10,211
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	—	—	(6,198)	—	(6,198)
Other operating assets and liabilities	42,590	6,186	(53,019)	—	(4,243)

Net cash provided by operating activities—continuing operations	3,287	11,313	52,079	—	66,679
Net cash provided by operating activities—discontinued operations	—	—	3,679	—	3,679

Net cash provided by operating activities	3,287	11,313	55,758	—	70,358

Cash flows from investing activities:
Purchases of property and equipment, net	(291)	—	(13,816)	—	(14,107)
Payments for acquisitions, net of cash acquired	—	(21,142)	—	—	(21,142)
Proceeds from divestitures	—	11,465	—	—	11,465
Other investing activities	—	—	(64)	—	(64)

Net cash used in investing activities—continuing operations	(291)	(9,677)	(13,880)	—	(23,848)
Net cash provided by investing activities—discontinued operations	—	—	6,888	—	6,888

Net cash used in investing activities	(291)	(9,677)	(6,992)	—	(16,960)

Cash flows from financing activities:
Principal payments on long-term debt	—	—	(8,743)	—	(8,743)
Borrowings of long-term debt	—	—	10,471	—	10,471
Payment of debt issuance costs	—	—	—	—	—
Change in restricted invested assets	—	—	(7)	—	(7)
Distributions to non-controlling interest holders	—	—	(39,353)	—	(39,353)
Payments related to ownership transactions with consolidated affiliates	—	(3,079)	—	—	(3,079)
Other financing activities	—	—	49	—	49

Net cash used in financing activities—continuing operations	—	(3,079)	(37,583)	—	(40,662)
Net cash used in financing activities—discontinued operations	—	—	(1,306)	—	(1,306)

Net cash used in financing activities	—	(3,079)	(38,889)	—	(41,968)

Net increase (decrease) in cash and cash equivalents	2,996	(1,443)	9,877	—	11,430
Cash and cash equivalents at beginning of period	5,509	27,617	28,914	—	62,040

Cash and cash equivalents at end of period	$8,505	$26,174	$38,791	$—	$73,470

*	Revenues of $15,704 previously reported in the Parent Issuer column have been included in the Combined Non-Guarantor column for the year ended December 31, 2012 on the condensed consolidating statement of operations. This adjustment impacted net (loss) income, equity in earnings of affiliates and changes in other operating assets and liabilities on the condensed consolidating statement of cash flows and is deemed by the Company to be an immaterial correction of an error.

SYMBION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2011

(In thousands)

	Parent Issuer	Guarantor Subsidiaries	Combined Non- Guarantors	Eliminations	Total Consolidated
Cash flows from operating activities:
Net (loss) income	$(26,587)*	$44,347 *	$72,058 *	$(83,614)	$6,204
Adjustments to reconcile net (loss) income to net cash from operating activities:
(Income) loss from discontinued operations, net of income taxes	(1,387)*	(309)	356 *	—	(1,340)
Depreciation and amortization	945	—	18,552	—	19,497
Amortization of debt issuance costs and discounts	2,886	—	—	—	2,886
Payment-in-kind interest expense	22,368	—	—	—	22,368
Stock-based compensation	1,353	—	—	—	1,353
Recognition of interest rate swap from liability to earnings	665	—	—	—	665
Loss (gain) on disposal or impairment of long-lived assets, net	4,824	—	—	—	4,824
Loss on debt extinguishment	4,751	—	—	—	4,751
Deferred income taxes	8,334	—	—	—	8,334
Equity in earnings of affiliates	(44,347)*	(39,267)*	—	83,614	—
Income from equity investments, net of distributions received	—	106	—	—	106
Provision for doubtful accounts	—	106	6,468	—	6,574
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	—	—	(10,696)	—	(10,696)
Other operating assets and liabilities	32,369	4,925	(38,967)	—	(1,673)

Net cash provided by operating activities—continuing operations	6,174	9,908	47,771	—	63,853
Net cash provided by operating activities—discontinued operations	—	—	5,126	—	5,126

Net cash provided by operating activities	6,174	9,908	52,897	—	68,979

Cash flows from investing activities:
Purchases of property and equipment, net	(78)	—	(9,337)	—	(9,415)
Payments for acquisitions, net of cash	—	(7,836)	—	—	(7,836)
Other investing activities	—	—	(590)	—	(590)

Net cash used in investing activities—continuing operations	(78)	(7,836)	(9,927)	—	(17,841)
Net cash provided by investing activities—discontinued operations	—	—	(278)	—	(278)

Net cash used in investing activities	(78)	(7,836)	(10,205)	—	(18,119)

Cash flows from financing activities:
Principal payments on long-term debt	(348,267)	—	(7,148)	—	(355,415)
Borrowings of long-term debt	344,722	—	4,062	—	348,784
Payment of debt issuance costs	(11,891)	—	—	—	(11,891)
Change in restricted invested assets	—	—	(2,000)	—	(2,000)
Distributions to non-controlling interest holders	—	—	(32,700)	—	(32,700)
Payments related to ownership transactions with consolidated affiliates	—	(2,155)	—	—	(2,155)
Other financing activities	—	—	192	—	192

Net cash used in financing activities—continuing operations	(15,436)	(2,155)	(37,594)	—	(55,185)
Net cash used in financing activities—discontinued operations	—	—	(1,441)	—	(1,441)

Net cash used in financing activities	(15,436)	(2,155)	(39,035)	—	(56,626)

Net increase (decrease) in cash and cash equivalents	(9,340)	(83)	3,657	—	(5,766)
Cash and cash equivalents at beginning of period	14,849	27,700	25,257	—	67,806

Cash and cash equivalents at end of period	$5,509	$27,617	$28,914	$—	$62,040

*	Revenues of $15,323 previously reported in the Parent Issuer column have been included in the Combined Non-Guarantor column for the year ended December 31, 2012 on the condensed consolidating statement of operations. This adjustment impacted net (loss) income, equity in earnings of affiliates and changes in other operating assets and liabilities on the condensed consolidating statement of cash flows and is deemed by the Company to be an immaterial correction of an error.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands, except shares and per share amounts)

	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$49,005	$55,792
Accounts receivable, less allowance for doubtful accounts of $17,285 and $16,939 at September 30, 2014 and December 31, 2013, respectively	79,632	77,630
Inventories	17,343	17,080
Prepaid expenses and other current assets	12,293	9,594
Current assets of discontinued operations	1,375	2,580

Total current assets	159,648	162,676
Property and equipment, net	132,814	127,334
Intangible assets, net	17,283	18,566
Goodwill	660,654	661,758
Investments in and advances to affiliates	6,000	6,773
Restricted invested assets	316	177
Other long-term assets	11,684	13,957
Long-term assets of discontinued operations	1,677	15,498

Total assets	$990,076	$1,006,739

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,968	$19,132
Accrued payroll and benefits	14,166	12,102
Other current liabilities	41,201	33,534
Current maturities of long-term debt	83,861	8,993
Current liabilities of discontinued operations	432	1,180

Total current liabilities	159,628	74,941
Long-term debt, less current maturities	484,868	550,986
Long-term deferred tax liabilities	81,431	76,020
Other long-term liabilities	65,814	61,404
Long-term liabilities of discontinued operations	40	4,854

Non-controlling interests—redeemable	30,368	30,545

Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at September 30, 2014 and December 31, 2013	—	—
Additional paid-in-capital	229,552	243,312
Stockholders’ notes	(485)	(485)
Retained deficit	(124,659)	(106,136)

Total Symbion, Inc. stockholders’ equity	104,408	136,691
Non-controlling interests—non-redeemable	63,519	71,298

Total equity	167,927	207,989

Total liabilities and stockholders’ equity	$990,076	$1,006,739

See notes to unaudited condensed consolidated financial statements.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenues	$142,291	$125,442	$418,467	$388,089
Operating expenses:
Salaries and benefits	40,079	35,110	117,221	108,898
Supplies	36,857	33,381	107,770	103,826
Professional and medical fees	11,737	9,724	34,214	30,815
Lease expense	7,044	6,345	20,779	19,748
Other operating expenses	9,855	9,104	28,415	26,686

Cost of revenues	105,572	93,664	308,399	289,973
General and administrative expenses	5,703	5,723	16,878	16,847
Depreciation and amortization	5,916	5,779	17,390	17,006
Provision for doubtful accounts	4,265	3,099	10,951	8,283
Income from equity investments	(752)	(1,061)	(2,358)	(2,981)
Loss (gain) on disposal or impairment of long-lived assets, net	(19)	(1,370)	(276)	5,811
Electronic health record incentives	(387)	—	(387)	—
Proceeds from insurance settlements, net	(8)	—	(89)	—
Merger transaction costs	376	—	2,694	—
Litigation settlements, net	(65)	(32)	(62)	(230)

Total operating expenses	120,601	105,802	353,140	334,709

Operating income	21,690	19,640	65,327	53,380
Interest expense, net	(14,489)	(14,486)	(43,345)	(43,882)

Income (loss) before income taxes and discontinued operations	7,201	5,154	21,982	9,498
Provision for (benefit from) income taxes	4,623	1,152	7,407	1,760

Income (loss) from continuing operations	2,578	4,002	14,575	7,738
Income (loss) from discontinued operations, net of income taxes	(64)	91	(5,998)	2,098

Net income	2,514	4,093	8,577	9,836
Less: Net income attributable to non-controlling interests	(8,822)	(7,419)	(27,100)	(24,386)

Net loss attributable to Symbion, Inc.	$(6,308)	$(3,326)	$(18,523)	$(14,550)

See notes to unaudited condensed consolidated financial statements.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income	$2,514	$4,093	$8,577	$9,836

Comprehensive income	$2,514	$4,093	$8,577	$9,836
Less: Comprehensive income attributable to non-controlling interests	(8,822)	(7,419)	(27,100)	(24,386)

Comprehensive loss attributable to Symbion, Inc.	$(6,308)	$(3,326)	$(18,523)	$(14,550)

See notes to unaudited condensed consolidated financial statements.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

(In thousands, except shares)

	Symbion, Inc. Common Stock		Additional Paid-in Capital	Stockholders’ Notes	Retained Deficit	Non-Controlling Interests— Non-Redeemable	Total
	Shares	Amount
Balance at December 31, 2012	1,000	$—	$242,597	$—	$(93,516)	$59,447	$208,528
Net (loss) income					(14,550)	13,082	(1,468)
Stock-based compensation			206				206
Acquisition and disposal of shares of non-controlling interests, net			1,291			8,509	9,800
Distributions to non-controlling interest—non-redeemable holders						(12,469)	(12,469)

Balance at September 30, 2013	1,000	$—	$244,094	$—	$(108,066)	$68,569	$204,597

Balance at December 31, 2013	1,000	$—	$243,312	$(485)	$(106,136)	$71,298	$207,989
Net (loss) income					(18,523)	13,866	(4,657)
Stock-based compensation			292				292
Acquisition and disposal of shares of non-controlling interests, net			(14,052)			(6,782)	(20,834)
Distributions to non-controlling interest—non-redeemable holders						(14,863)	(14,863)

Balance at September 30, 2014	1,000	$—	$229,552	$(485)	$(124,659)	$63,519	$167,927

See notes to unaudited condensed consolidated financial statements.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2014	2013
Cash flows from operating activities:
Net income	$8,577	$9,836
Adjustments to reconcile net income to net cash from operating activities:
Loss (income) from discontinued operations, net of income taxes	5,998	(2,206)
Depreciation and amortization	17,390	17,006
Amortization of debt issuance costs and discounts	3,054	2,995
Payment-in-kind interest expense	7,230	6,685
Stock-based compensation	292	206
(Gain) Loss on disposal or impairment of long-lived assets, net	(276)	5,811
Deferred income taxes	7,151	1,179
Income (loss) from equity investments, net of distributions received	811	(569)
Provision for doubtful accounts	10,951	8,283
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(12,953)	(6,171)
Other operating assets and liabilities	5,868	(1,373)

Net cash provided by operating activities—continuing operations	54,093	41,682
Net cash provided by operating activities—discontinued operations	592	2,732

Net cash provided by operating activities	54,685	44,414

Cash flows from investing activities:
Purchases of property and equipment, net	(14,191)	(11,353)
Payments for acquisitions, net of cash acquired	(341)	(2,652)
Proceeds from divestitures	313	3,136
Net cash used in investing activities—continuing operations	(14,219)	(10,869)
Net cash provided by investing activities—discontinued operations	3,479	3,337

Net cash used in investing activities	(10,740)	(7,532)

Cash flows from financing activities:
Borrowings on revolving credit facility	10,000	—
Principal payments on long-term debt	(18,731)	(42,941)
Borrowings of long-term debt	8,894	8,180
Payments of debt issuance costs	—	(427)
Change in restricted invested assets	(139)	4,992
Distributions to non-controlling interest holders	(28,290)	(23,680)
(Payments related to) proceeds from ownership transactions with consolidated affiliates	(22,096)	912
Other financing activities	(217)	(62)

Net cash used in financing activities—continuing operations	(50,579)	(53,026)
Net cash used in financing activities—discontinued operations	(153)	(332)

Net cash used in financing activities	(50,732)	(53,358)

Net decrease in cash and cash equivalents	(6,787)	(16,476)
Cash and cash equivalents at beginning of period	55,792	73,153

Cash and cash equivalents at end of period	$49,005	$56,677

See notes to unaudited condensed consolidated financial statements.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Organization

Symbion, Inc. (the “Company”), through its wholly-owned subsidiaries, owns interests in partnerships and limited liability companies that own and operate a national network of short stay surgical facilities in joint ownership with physicians and in some cases healthcare systems. As of September 30, 2014, the Company owned and operated 50 surgical facilities, including 44 ambulatory surgery centers (“ASCs”) and six surgical hospitals. The Company also managed six ASCs and one physician clinic in a market in which the Company operates an ASC and a surgical hospital. The Company owns a majority ownership interest in 28 of the 50 surgical facilities and consolidates 45 surgical facilities for financial reporting purposes. The Company reported one operating surgical facility in discontinued operations.

The Company is a wholly-owned subsidiary of Symbion Holdings Corporation (“Holdings”), which is owned by an investor group that includes affiliates of Crestview Partners, L.P. (“Crestview”), members of the Company’s management and other investors.

2. Merger with Surgery Center Holdings, Inc.

On June 13, 2014, Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Surgery Center Holdings, Inc. (“Buyer”), Buyer’s wholly-owned subsidiary, SCH Acquisition Corp. (“Merger Sub”), and, solely in its capacity as the Stockholders’ Representative under the Merger Agreement, Crestview Symbion Holdings, L.L.C., an affiliate of Crestview. Pursuant to the terms of the Merger Agreement, Merger Sub is to merge with and into Holdings, with Holdings being the surviving corporation in the merger (the “Merger”). At the closing of the Merger, each outstanding share of common stock of Holdings, other than those shares with respect to which appraisal rights are properly exercised in accordance with the General Corporation Law of the State of Delaware, will be converted into the right to receive a cash payment per share equal to (x) $792.0 million, subject to certain adjustments for Holdings’ cash, debt, transaction expenses, working capital and other items at closing, plus the aggregate exercise price of all vested options, minus certain escrowed amounts relating to post-closing purchase price adjustment and indemnity obligations, divided by (y) the number of shares outstanding on a fully-diluted basis assuming full exercise of vested options and exercise of rights to receive shares upon the exchange of the 8.00% Senior PIK Exchangeable Notes due 2017 issued by Symbion (the “Merger Consideration”). In addition, each outstanding option to purchase shares of Holdings’ common stock will be cancelled, and the holders of vested options will be paid an amount equal to the excess, if any, of the Merger Consideration over the per-share exercise price of such vested options.

Buyer obtained financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which are to be sufficient for Buyer to pay the aggregate Merger Consideration and all related fees and expenses. Consummation of the Merger was not subject to a financing condition, but it was subject to customary closing conditions including (i) the absence of a material adverse effect on Holdings, (ii) the receipt of certain state regulatory approvals and (iii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transactions contemplated by the Merger Agreement closed on November 3, 2014.

3. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as interests in partnerships and limited liability companies controlled by the Company

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

through its ownership of a majority voting interest or other rights granted to the Company by contract to manage and control the affiliate’s business. All significant intercompany balances and transactions are eliminated in consolidation.

Non-Controlling Interests

The physician limited partners and physician minority members of the entities that the Company controls are responsible for the supervision and delivery of medical services. The governance rights of limited partners and minority members are restricted to those that protect their financial interests. Under certain partnership and operating agreements governing these partnerships and limited liability companies, the Company could be removed as the sole general partner or managing member for certain events such as material breach of the partnership or operating agreement, gross negligence or bankruptcy. These protective rights do not preclude consolidation of the respective partnerships and limited liability companies.

Non-Controlling Interests—Non-Redeemable

The consolidated financial statements of the Company include all assets, liabilities, revenues and expenses of surgical facilities in which the Company has sufficient ownership and rights to allow the Company to consolidate the surgical facilities. Similar to its investments in non-consolidated affiliates, the Company regularly engages in the purchase and sale of ownership interests with respect to its consolidated subsidiaries that do not result in a change of control. These transactions are accounted for as equity transactions as they are undertaken among the Company, its consolidated subsidiaries and the non-controlling interest holders. The cash flow effect of these transactions is classified within financing activities in the consolidated statements of cash flows.

Non-Controlling Interests—Redeemable

Each of the partnerships and limited liability companies through which the Company owns and operates its surgical facilities is governed by a partnership or operating agreement. In certain circumstances, the partnership and operating agreements for the Company’s surgical facilities provide that the facilities will purchase all of the physicians’ ownership if certain adverse regulatory events occur, such as it becoming illegal for the physicians to own an interest in a surgical facility, refer patients to a surgical facility or receive cash distributions from a surgical facility. The non-controlling interests—redeemable are reported outside of stockholders’ equity on the consolidated balance sheets.

A summary of activity related to the non-controlling interests—redeemable follows (in thousands):

Balance at December 31, 2012	$29,269
Net income attributable to non-controlling interests—redeemable	11,306
Acquisition and disposal of shares of non-controlling interests—redeemable	131
Distributions to non-controlling interest—redeemable holders	(11,211)

Balance at September 30, 2013	$29,495

Balance at December 31, 2013	$30,545
Net income attributable to non-controlling interests—redeemable	13,234
Acquisition and disposal of shares of non-controlling interests—redeemable	15
Distributions to non-controlling interest—redeemable holders	(13,426)

Balance at September 30, 2014	$30,368

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Variable Interest Entities

The consolidated financial statements include the accounts of variable interest entities in which the Company is the primary beneficiary, under the provisions of Accounting Standards Codification Topic 810, Consolidation. The variable interest entities of the Company include a surgical facility located in Florida and a surgical facility located in New York. Regarding the Florida facility, the Company has the power to direct the activities of the facility and has fully guaranteed the facility’s debt obligations. The debt obligations are subordinated to such a level that the Company absorbs the majority of the expected losses. The consolidated balance sheets of the Company at September 30, 2014 and December 31, 2013 included total assets of $2.4 million and $2.4 million, respectively, and total liabilities of $1.4 million and $2.0 million, respectively, related to the Florida facility. Effective March 31, 2014, the Company reclassified the New York facility to discontinued operations and, on May 22, 2014, the Company sold this facility. With regard to the New York facility prior to the sale, the Company was the primary beneficiary as it had the power to direct the activities of the facility and the level of variability within the management service agreement as well as the obligation and likelihood of absorbing the majority of expected gains and losses. At December 31, 2013, the discontinued operations line items on the consolidated balance sheet included assets of $14.9 million and liabilities of $936,000 related to the New York facility. See Note 5 on Discontinued Operations and Divestitures for further discussion on the sale of the New York facility.

Equity Method Investments

The Company has non-consolidating investments in surgical facilities and management companies that own or manage surgical facilities and hospitals. These investments are accounted for using the equity method of accounting. The total amount of these investments included in investments in and advances to affiliates on the consolidated balance sheets was $6.0 million and $6.8 million as of September 30, 2014 and December 31, 2013, respectively. The cash flow effect of transactions related to the purchase and sale of ownership interests with respect to the Company’s non-consolidated affiliates is classified within investing activities in the consolidated statements of cash flows.

Use of Estimates

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Examples include, but are not limited to, estimates of accounts receivable allowances, insurance liabilities and deferred tax assets or liabilities. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included in the consolidated financial statements. All adjustments are of a normal, recurring nature. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the comparative period’s financial statements to conform to the three and nine months ended September 30, 2014 presentation. The reclassifications primarily related to the presentation of discontinued operations and non-controlling interests and had no impact on the Company’s consolidated financial position, results of operations or cash flows.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), or inputs other than quoted prices in active markets that are either directly or indirectly observable (Level 2), or unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions (Level 3), depending on the nature of the item being valued.

The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, restricted invested assets and accounts payable approximate their fair values.

A summary of the carrying amounts and fair values of the Company’s long-term debt follows (in thousands):

	Carrying Amount		Fair Value
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Senior Secured Notes, net of debt issuance discount	$338,958	$338,142	$352,516	$357,585
PIK Exchangeable Notes	123,384	118,639	123,384	118,639
Toggle Notes	73,130	73,475	73,130	73,475

The fair values of the Senior Secured Notes and Toggle Notes were based on a Level 1 measurement using quoted prices at September 30, 2014 and December 31, 2013, as applicable. The fair value of the PIK Exchangeable Notes was based on a Level 3 measurement, using a Company-specific discounted cash flow analysis. The carrying amounts related to the Company’s other long-term debt obligations approximate their fair values.

The Company maintains a supplemental executive retirement savings plan (the “SERP”). The SERP is a non-qualified deferred compensation plan for eligible executive officers and other key employees of the Company that allows participants to defer portions of their compensation. The assets of the SERP and related obligation are recorded on the consolidated balance sheets at fair value. The fair value was determined based on a quoted market price for the underlying investments held in the SERP, or a Level 1 measurement. As of September 30, 2014 and December 31, 2013, the fair values of the SERP assets were $2.0 million and $1.8 million, respectively, which were included in other long-term assets on the consolidated balance sheets. The Company had liabilities related to the SERP of $2.0 million and $1.8 million as of September 30, 2014 and December 31, 2013, respectively, which were included in other long-term liabilities on the consolidated balance sheets.

Revenue Recognition

The Company recognizes revenues in the period in which the services are performed. Patient service revenues and receivables from third-party payors are recorded net of estimated contractual adjustments and allowances from third-party payors, which the Company estimates based on the historical trend of its surgical facilities’ cash collections and contractual write-offs, accounts receivable agings, established fee schedules, relationships with payors and procedure statistics.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

A summary of revenues by service type as a percentage of total revenues follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Patient service revenues	98.8%	98.9%	98.9%	99.1%
Other service revenues	1.2%	1.1%	1.1%	0.9%

Total revenues	100.0%	100.0%	100.0%	100.0%

Patient service revenues. Patient service revenues are revenues from healthcare procedures performed in surgical facilities that the Company consolidates for financial reporting purposes. The fee charged varies depending on the type of service provided, but usually includes all charges for usage of an operating room, a recovery room, special equipment, medical supplies, nursing staff and medications. The fee does not normally include professional fees charged by the patient’s surgeon, anesthesiologist or other attending physician, which are billed directly by such physicians to the patient or third-party payor. In a very limited number of surgical facilities, the Company charges for anesthesia services. Patient service revenues are recognized on the date of service, net of estimated contractual adjustments and discounts from third-party payors, including Medicare and Medicaid.

Other service revenues. Other service revenues consist of management and administrative service fees derived from the non-consolidated surgical facilities that the Company either accounts for using the equity method or does not own an interest. The fees derived from these management arrangements are based on a predetermined percentage of the revenues of each surgical facility and are recognized in the period in which services are rendered.

The following tables set forth patient service revenues by type of payor and as a percentage of total patient service revenues for the Company’s consolidated surgical facilities included in continuing operations (dollars in thousands):

	Three Months Ended September 30,
	2014		2013
	Amount	%	Amount	%
Private insurance payors	$79,286	56.4%	$73,424	59.2%
Government payors	52,537	37.4%	43,102	34.7%
Self-pay payors	3,705	2.6%	3,415	2.8%
Other payors	5,102	3.6%	4,100	3.3%

Total patient service revenues	$140,630	100.0%	$124,041	100.0%

	Nine Months Ended September 30,
	2014		2013
	Amount	%	Amount	%
Private insurance payors	$236,974	57.2%	$227,105	59.1%
Government payors	151,544	36.6%	130,999	34.1%
Self-pay payors	9,857	2.4%	10,746	2.8%
Other payors	15,554	3.8%	15,392	4.0%

Total patient service revenues	$413,929	100.0%	$384,242	100.0%

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalent balances at high credit quality financial institutions.

Accounts Receivable and Allowances for Contractual Adjustments and Doubtful Accounts

Accounts receivable are recorded net of contractual adjustments and allowances for doubtful accounts to reflect accounts receivable at net realizable value. Accounts receivable consists of receivables from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, employers and patients. Management recognizes that revenues and receivables from government agencies are significant to the Company’s operations, but it does not believe that there is significant credit risk associated with these government agencies. Concentration of credit risk with respect to other payors is limited because of the large number of such payors. As of September 30, 2014 and December 31, 2013, the Company had accruals for third-party Medicare and Medicaid settlements of $7.9 million and $10.0 million, respectively, in other current liabilities and $3.3 million and $1.9 million, respectively, in other long-term liabilities on the consolidated balance sheets.

The Company recognizes that final reimbursement of accounts receivable is subject to final approval by each third-party payor. However, because the Company has contracts with its third-party payors and also verifies insurance coverage of the patient before medical services are rendered, the amounts that are pending approval from third-party payors are minimal. The Company does not require collateral from self-pay patients. The Company’s policy is to collect co-payments and deductibles prior to providing medical services. It is also the Company’s policy to verify a patient’s insurance 72 hours prior to the patient’s procedure. The patient services provided by the Company’s surgical facilities are primarily non-emergency services which allows the surgical facilities to have the ability to control the procedures related to seeking and obtaining third-party reimbursements.

Each surgical facility is responsible for analyzing its own accounts receivable to ensure proper collection. On a consolidated basis, the Company’s policy is to review accounts receivables aging, by surgical facility, to determine the appropriate allowance for doubtful accounts. Patient account balances are reviewed for delinquency based on contractual terms. This review is supported by an analysis of the actual revenues, contractual adjustments and cash collections received. An account balance is written off only after the Company has pursued collection with legal or collection agency assistance or otherwise deemed an account to be uncollectible.

A summary of the activity in the allowance for doubtful accounts receivable for the nine months ended September 30, 2014 follows (in thousands):

Balance at December 31, 2013	$16,939
Provision for doubtful accounts	10,951
Accounts written off, net of recoveries	(10,605)

Balance at September 30, 2014	$17,285

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Inventories

Inventories, which consist primarily of medical and drug supplies, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Prepaid Expenses and Other Current Assets

A summary of prepaid expenses and other current assets follows (in thousands):

	September 30, 2014	December 31, 2013
Prepaid expenses	$5,847	$5,143
Other current assets	6,446	4,451

Total prepaid expenses and other current assets	$12,293	$9,594

Property and Equipment

Property and equipment are stated at cost or, if obtained through acquisition, at fair value determined on the date of acquisition. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets, generally three to five years for computers and software and five to seven years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets. Routine maintenance and repairs are charged to expense as incurred, while expenditures that increase capacities or extend useful lives are capitalized.

A summary of property and equipment follows (in thousands):

	September 30, 2014	December 31, 2013
Land	$5,713	$5,713
Buildings and improvements	111,265	103,980
Furniture and equipment	14,547	13,522
Computer and software	16,045	12,715
Medical equipment	89,873	79,994
Construction in progress	307	3,000

Property and equipment, at cost	237,750	218,924
Less: Accumulated depreciation	(104,936)	(91,590)

Property and equipment, net	$132,814	$127,334

The Company leases certain facilities and equipment under capital leases. These assets are depreciated using the straight-line method over the lesser of the lease term or the remaining useful life of the leased asset. The carrying values of assets under capital leases were $5.9 million and $4.4 million as of September 30, 2014 and December 31, 2013, respectively, and were included in property and equipment, net, on the consolidated balance sheets.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Intangible Assets

The Company has indefinite-lived intangible assets related to the certificates of need held by its surgical facilities located in jurisdictions where certificates of need are required. The Company also has finite-lived intangible assets related to physician guarantee agreements, non-compete agreements and a management rights agreement. Physician income guarantees are amortized as recruitment expense into salaries and benefits costs on the consolidated statements of operations over the commitment period of the contract, generally three to four years. Non-compete agreements and the management rights agreement are amortized into depreciation and amortization expense in the consolidated statements of operations over the service lives of the agreements, ranging from three to five years for non-compete agreements and 15 years for the management rights agreement.

A summary of activity related to intangible assets for the nine months ended September 30, 2014 follows (in thousands):

	Physician Income Guarantees	Management Rights	Non-Compete Agreements	Certificates of Need	Total Intangible Assets
Balance at December 31, 2013	$1,032	$1,930	$1,814	$13,790	$18,566
Additions	545	—	—	—	545
Recruitment expense	(443)	—	—	—	(443)
Amortization	—	(116)	(1,269)	—	(1,385)

Balance at September 30, 2014	$1,134	$1,814	$545	$13,790	$17,283

Goodwill

Goodwill represents the fair value of the consideration provided in an acquisition over the fair value of net assets acquired and is not amortized. Additions to goodwill include new business combinations and incremental ownership purchases (“buy-ups”) in the Company’s subsidiaries.

A summary of activity related to goodwill for the nine months ended September 30, 2014 follows (in thousands):

Balance at December 31, 2013	$661,758
Acquisitions	108
Divestitures	(499)
Purchase price adjustments	(713)

Balance at September 30, 2014	$660,654

Impairment of Long-Lived Assets, Goodwill and Intangible Assets

The Company evaluates the carrying values of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. The Company performs an impairment test by preparing an expected undiscounted cash flow projection. If the projection indicates that the recorded amount of a long-lived asset is not expected to be recovered, the carrying value is reduced to the new estimated fair value. The cash flow projection applied represents management’s best estimate, using appropriate and customary assumptions and projections, at the date of evaluation. During the nine months ended September 30, 2014, the

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Company recorded an impairment charge of $6.6 million related to its consolidated surgical facility located in Lynbrook, New York and sold this facility on May 22, 2014. See Note 5 on Discontinued Operations and Divestitures for further discussion on the sale of this facility.

The Company tests its goodwill and intangible assets for impairment at least annually, or more frequently if certain impairment indicators arise. The Company tests goodwill at the reporting unit level, which the Company has concluded to be the consolidated operating results of Symbion, Inc., as the Company has only one operating segment. In performing the test, the Company compares the carrying value of the net assets of the Company as of December 31, or additionally if impairment indicators are present, to the net present value of the estimated discounted future cash flows of the reporting unit, or the Company. The cash flow projection and discount rate applied represents management’s best estimate, using appropriate and customary assumptions and projections, at the date of evaluation. The Company corroborates the results of the discounted cash flow analysis with a market-based approach. As the Company does not have publicly traded equity from which to derive a market value, an assessment of peer company data is performed whereby the Company selects comparable peers based on growth and leverage ratios, as well as healthcare industry specific characteristics. Management estimates a reasonable market value of the Company based on earnings multiples and trading data of the Company’s peers.

Restricted Invested Assets

As a requirement of the operating lease agreement related to the Company’s surgical facility located in Chesterfield, Missouri, the Company is required to maintain a letter of credit that is secured by restricted invested assets in the form of certificates of deposit. As of September 30, 2014 and December 31, 2013, restricted invested assets were $316,000 and $177,000, respectively. There were no borrowings against the letter of credit at September 30, 2014 and December 31, 2013.

Other Long-Term Assets

A summary of other long-term assets follows (in thousands):

	September 30, 2014	December 31, 2013
Deferred loan costs	$4,726	$6,809
Medical malpractice insurance recoveries	2,193	2,193
Assets of the SERP	2,046	1,783
Other assets	2,719	3,172

Total other long-term assets	$11,684	$13,957

Deferred loan costs are amortized into interest expense over the maturity period of the related debt obligation. Other long-term assets, not individually disclosed, generally includes security deposits, notes receivable and other miscellaneous deferred costs.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Other Current Liabilities

A summary of other current liabilities follows (in thousands):

	September 30, 2014	December 31, 2013
Interest payable	$11,712	$4,434
Current taxes payable	2,895	1,975
Insurance liabilities	3,963	3,726
Third-party settlements	7,864	10,015
Amounts due to patients and payors	3,245	3,443
Other accrued expenses	11,522	9,941

Total other current liabilities	$41,201	$33,534

Other Long-Term Liabilities

A summary of other long-term liabilities follows (in thousands):

	September 30, 2014	December 31, 2013
Facility lease obligations	$51,575	$48,044
Third-party settlements	3,333	1,910
Medical malpractice insurance liability	3,203	4,083
Deferred rent	3,589	3,324
Liability for the SERP	2,019	1,783
Other liabilities	2,095	2,260

Total other long-term liabilities	$65,814	$61,404

The Company has a facility lease obligation which was assumed in connection with the Company’s acquisition of the surgical hospital located in Idaho Falls, Idaho. This obligation is payable to the lessor of this facility for the land, building and improvements. During the nine months ended September 30, 2014, the Company recorded an additional facility lease obligation of $3.9 million for construction costs associated with a radiation oncology building at this facility which was completed in the second quarter of 2014. The current portion of the facility lease obligations was $507,000 and $308,000 at September 30, 2014 and December 31, 2013, respectively, and was included in other current liabilities on the consolidated balance sheets. The total of the facility lease obligations related to the surgical hospital and radiation oncology building in Idaho Falls, Idaho was $52.1 million and $48.4 million at September 30, 2014 and December 31, 2013, respectively.

Stockholders’ Notes

In December 2013, certain employees of the Company exercised stock options and borrowed funds from Holdings to pay the exercise price and applicable taxes payable. Each loan is represented by a full recourse promissory note bearing interest and payable in three equal annual installments beginning December 10, 2014. Payment and performance under the notes is secured by the shares of Holdings common stock received upon exercise of the stock options. The total amount of stockholders’ notes outstanding was $485,000 at both

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

September 30, 2014 and December 31, 2013, and was included in stockholders’ equity on the consolidated balance sheets. Subject to and conditioned upon the closing of the Merger, such employees will be required to satisfy all obligations and repay all amounts owed under their respective promissory notes.

Operating Leases

The Company leases office space and equipment for its surgical facilities, including surgical facilities under development. The lease agreements generally require the lessee, or the Company, to pay all maintenance, property taxes, utilities and insurance costs. The Company accounts for operating lease obligations and sublease income on a straight-line basis. Contingent obligations of the Company, as defined by each lease agreement, are recognized when specific contractual measures have been met, typically the result of an increase in the Consumer Price Index. Lease obligations paid in advance are recorded as prepaid rent and included in the prepaid expenses and other current assets on the consolidated balance sheets. The difference between actual lease payments and straight-line lease expense over the initial lease term, excluding optional renewal periods, is recorded as deferred rent and included in other current liabilities and other long-term liabilities on the consolidated balance sheets.

Stock-Based Compensation

The Company recognizes in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. The Company uses the Black-Scholes option pricing model to value stock options awarded subsequent to adoption of ASC 718, Compensation, Stock Compensation. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. All option pricing models require the input of highly subjective assumptions including the expected stock price volatility and the expected exercise patterns of the option holders.

The Company’s policy is to recognize stock compensation expense using the straight-line method. The Company’s stock compensation expense estimate could vary in the future depending on many factors, including levels of options and awards granted in the future, forfeitures and when option or award holders exercise these awards and depending on whether performance targets are met and a liquidity event occurs.

Professional, General and Workers’ Compensation Insurance

The Company maintains general liability and professional liability insurance in excess of self-insured retentions through third-party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially some claims may exceed the scope of coverage in effect. General liability and professional insurance coverage is on a claims-made basis and workers’ compensation insurance is on an occurrence basis.

The Company expenses costs under the self-insured retention exposure for general and professional liability and workers’ compensation claims which relate to (i) deductibles on claims made during the policy period and (ii) an estimate of claims incurred but not yet reported that are expected to be reported after the policy period expires. Reserves and provisions are based upon actuarially determined estimates. The reserves are estimated using individual case-basis valuations and actuarial analysis. Based on historical results and data currently available, management does not believe a change in one or more of the underlying assumptions will have a material impact on the Company’s consolidated financial position or results of operations. Expected insurance recoveries are presented on the consolidated balance sheets separately from the liabilities. At September 30, 2014 and December 31, 2013, $2.2 million and $1.9 million, respectively, were included in other

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

current liabilities and $3.2 million and $4.1 million, respectively, were included in other long-term liabilities on the consolidated balance sheets. Expected insurance recoveries of $1.2 million and $1.1 million, respectively, were included in prepaid expenses and other current assets and $1.7 million and $2.2 million, respectively, were included in other long-term assets on the consolidated balance sheets at September 30, 2014 and December 31, 2013.

Electronic Health Record Incentives

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments beginning in calendar year 2011 for eligible hospitals and professionals that implement and achieve meaningful use of certified Electronic Health Records (“EHR”) technology. Several of the Company’s surgical hospitals have implemented plans to comply with the EHR meaningful use requirements of the Health Information Technology for Economic and Clinical Health Act (“HITECH”) in time to qualify for the maximum available incentive payments.

Compliance with the meaningful use requirements has and will continue to result in significant costs including business process changes, professional services focused on successfully designing and implementing the Company’s EHR solutions along with costs associated with the hardware and software components of the project. The Company currently estimates that total costs incurred to comply will be recovered through the total EHR incentive payments over the projected life cycle of this initiative. The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives. The amount and timing of these expenditures do not directly correlate with the timing of the Company’s cash receipts or recognition of the EHR incentives as other income. The Company initiated its meaningful use initiatives in 2012. During the three months ended September 30, 2014 and 2013, the Company spent $20,000 and $1.1 million, respectively, related to hardware, software and implementation costs, of which $20,000 and $938,000, respectively, was capitalized in these periods. For the nine months ended September 30, 2014 and 2013, the Company spent $592,000 and $3.0 million, respectively, related to hardware, software and implementation costs, of which $568,000 and $2.5 million, respectively, was capitalized in these periods. The Company expects to receive incentive payments and recognize corresponding revenue upon the completion of the EHR meaningful use requirements. As such, the Company recognized $387,000 in electronic health record incentives in the three and nine months ended September 30, 2014.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The partnerships and limited liability companies in which the Company has ownership each file separate income tax returns. The Company’s allocated share of income or loss based on its percentage ownership in each partnership and limited liability company is included in taxable income of the Company. The remaining income or loss of each partnership and limited liability company is allocated to the other owners as taxable income.

The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If a net operating loss carryforward exists, the Company makes a determination as to whether that net operating loss carryforward will be utilized in the future. A valuation allowance is established for certain net operating loss carryforwards when their recoverability is deemed to be uncertain. The carrying value of the net deferred tax assets assumes that the

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to adjust its deferred tax valuation allowances.

During the three and nine months ended September 30, 2014, the Company increased its reserve for uncertain tax positions by $85,000 and $147,000, respectively, principally as a result of the accrual of tax and interest on existing uncertain tax positions. These increases affected the effective tax rate in each period. The reserve for uncertain tax positions is included in long-term deferred tax liabilities on the consolidated balance sheets. The total amounts of accrued liabilities related to uncertain tax positions that would affect the Company’s effective tax rate if recognized were $581,000 and $435,000 as of September 30, 2014 and December 31, 2013, respectively.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-8, “Presentation of Financial Statements and Property, Plant, and Equipment—Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-8”). Among other provisions and in addition to expanded disclosures, ASU 2014-8 changes the definition of what components of an entity qualify for discontinued operations treatment and reporting from a reportable segment, operating segment, reporting unit, subsidiary or asset group to only those components of an entity that represent a strategic shift that has, or will have, a major effect on an entity’s operations and financial results. Additionally, ASU 2014-8 requires disclosure about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements, including the pretax profit or loss, attributable to the component of an entity for the period in which it is disposed of or is classified as held for sale. The disclosure of this information is required for all of the same periods that are presented in the entity’s results of operations for the period.

From time-to-time, a company may identify one or more individual facilities that do not meet its on-going or future business strategy. In accordance with ASU 2014-8, in the event that an individually significant facility is identified for disposal but does not represent a strategic shift that has, or will have, a major effect on a company’s operating and financial results, the results of an identified facility would continue to be reported as a component of the company’s consolidated results. In this event and in accordance with ASU 2014-8, additional disclosures would be required.

The provisions of ASU 2014-8 are effective prospectively for all disposals or classifications as held for sale of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted. The Company is currently assessing the impact of ASU 2014-8 on its operating and financial results and anticipates adopting the provisions of ASU 2014-8 as of January 1, 2015.

In May 2014, the FASB issued Accounting Standards Update No. 2014-9 (ASU 2014-9) “Revenue from Contracts with Customers.” ASU 2014-9 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)” and requires entities to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-9 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is assessing the impact of ASU 2014-9 on its consolidated financial statements.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

4. Acquisitions and Developments

Effective March 7, 2014, the Company acquired an incremental ownership interest of 13.6% in the surgical hospital located in Idaho Falls, Idaho for a purchase price of $24.4 million. As of September 30, 2014, the Company had a 61.7% ownership interest in this facility. This transaction was partially financed with $10.0 million of proceeds from the Company’s revolving credit facility and the remainder was funded with cash from continuing operations.

Effective January 31, 2014, the surgical hospital located in Lubbock, Texas, in which the Company has a 58.3% ownership interest, acquired the ancillary services of a physician practice located in the same market. The purchase price paid for the acquisition of these services was $428,000. The Company funded this acquisition with cash from continuing operations. These services were merged into the operations of the surgical hospital.

5. Discontinued Operations and Divestitures

Effective March 31, 2014, the Company reclassified its surgical facility located in Lynbrook, New York to discontinued operations. On May 22, 2014, the Company completed the sale of this facility. The Company recorded net proceeds of $3.7 million on this transaction and recognized a net loss of $6.6 million. The net loss consisted of an impairment charge of $6.6 million recorded as of March 31, 2014 and $37,000 of other net write-offs related to the facility, which were recorded in the three months ended September 30, 2014. The fair value used to calculate impairment as of March 31, 2014 was estimated based on what a market participant would be willing to pay as of that date and represented a Level 2 non-recurring fair value measurement. The net loss on sale of this facility, including impairment, was included in net loss from discontinued operations, net of income taxes, in the consolidated statements of income for the three and nine months ended September 30, 2014, as applicable. This facility was previously consolidated for financial reporting purposes.

Effective December 31, 2013, the Company reclassified its surgical facility located in Worcester, Massachusetts to discontinued operations. The sale of this facility was completed on October 14, 2014. The results of operations related to this facility have been included in discontinued operations for the three and nine months ended September 30, 2014 and 2013. This facility is consolidated for financial reporting purposes.

A summary of certain operating results impacting the statements of operations related to discontinued operations follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenues	$1,528	$3,487	$6,996	$13,040
Operating income	18	(1,432)	613	1,028
Loss (gain) on sale or disposal	37	(1,478)	37	(563)
Impairment of assets held for sale	—	—	6,577	—
Benefit from income taxes	45	(45)	(3)	(507)
Income (loss) from discontinued operations, net of income taxes	(64)	91	(5,998)	2,098

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

6. Long-Term Debt

A summary of long-term debt follows (in thousands):

	September 30, 2014	December 31, 2013
Credit Facility	$—	$—
Senior Secured Notes, net of debt issuance discount of $2,042 and $2,858 at September 30, 2014 and December 31, 2013, respectively	338,958	338,142
PIK Exchangeable Notes	123,384	118,639
Toggle Notes	73,130	73,475
Notes payable and secured loans	27,100	24,970
Capital lease obligations	6,157	4,753

Total debt	568,729	559,979
Less: Current maturities	(83,861)	(8,993)

Total long-term debt	$484,868	$550,986

Credit Facility

The Company’s senior secured super-priority revolving credit facility (the “Credit Facility”) matures on December 15, 2015. During the nine months ended September 30, 2014, the Company borrowed and subsequently repaid $10.0 million on the Credit Facility. As of September 30, 2014, the Company had letters of credit outstanding of $1.8 million and availability of $48.2 million under the Credit Facility.

Loans under the Credit Facility bear interest, at the Company’s option, at the reserve adjusted LIBOR plus 4.50% or at the alternate base rate plus 3.50%. The Company is required to pay a commitment fee at a rate of 0.50% per annum on the undrawn portion of commitments under the Credit Facility. This fee is payable quarterly in arrears and on the date of termination or expiration of the commitments. The interest rate on the Credit Facility was 4.65% at September 30, 2014.

The Credit Facility contains financial covenants requiring the Company not to exceed a maximum net senior secured leverage ratio or fall below a minimum cash interest coverage ratio, in each case tested quarterly. Borrowings under the Credit Facility are subject to significant conditions, including the absence of any material adverse change in the Company’s business, financial condition, operations or cash flows. At September 30, 2014, the Company was in compliance with all material covenants contained in the Credit Facility.

Subject to and conditioned upon the closing of the Merger on November 3, 2014, all amounts outstanding under the Credit Facility were repaid.

Senior Secured Notes

The Senior Secured Notes mature on June 15, 2016. The Senior Secured Notes were issued at a 1.51% discount and accrue interest at the rate of 8.00% per annum, payable on June 15 and December 15 of each year. At September 30, 2014, the Company was in compliance with all material covenants contained in the indenture governing the Senior Secured Notes.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

The Company may redeem all or any portion of the Senior Secured Notes on or after June 15, 2014 at the redemption price set forth in the indenture governing the Senior Secured Notes, plus accrued interest. At September 30, 2014, the Company had not redeemed any of its Senior Secured Notes.

Subject to and conditioned upon the closing of the Merger on November 3, 2014 the obligations with respect to all of the outstanding Senior Secured Notes were satisfied.

PIK Exchangeable Notes

The PIK Exchangeable Notes mature on June 15, 2017. Interest accrues on the PIK Exchangeable Notes at a rate of 8.00% per year, compounding semi-annually on June 15 and December 15 of each year. The Company pays interest on the PIK Exchangeable Notes in kind by increasing the principal amount of the PIK Exchangeable Notes on each interest accrual date by an amount equal to the entire amount of the accrued interest. On June 15 and December 15 of each year, the Company reclassifies accrued interest to long-term debt. As of September 30, 2014, the Company had accrued interest of $2.9 million on the PIK Exchangeable Notes, which was included in other current liabilities on the consolidated balance sheet. At September 30, 2014, the Company was in compliance with all material covenants contained in the indenture governing the PIK Exchangeable Notes.

The PIK Exchangeable Notes are exchangeable into shares of common stock of Holdings at any time prior to the close of business on the business day immediately preceding the maturity date of the PIK Exchangeable Notes at a per share exchange price of $3.50. Upon exchange, holders of the PIK Exchangeable Notes will receive a number of shares of common stock of Holdings equal to (i) the accreted principal amount of the PIK Exchangeable Notes to be exchanged, plus accrued and non-capitalized interest, divided by (ii) the exchange price. The exchange price in effect at any time will be subject to customary adjustments.

On or after June 15, 2014, the Company may redeem some or all of the PIK Exchangeable Notes for cash at a redemption price equal to a specified percentage of the accreted principal amount of the PIK Exchangeable Notes to be redeemed, plus accrued and non-capitalized interest. The specific percentage for such redemptions will be 104% for redemptions during the year commencing on June 15, 2014, 102% for redemptions during the year commencing on June 15, 2015, and 100% for redemptions during the year commencing on June 15, 2016.

Subject to and conditioned upon the closing of the Merger on November 3, 2014 the PIK Exchangeable Notes were exchanged for shares of common stock of Holdings immediately prior to the closing of the Merger.

Toggle Notes

The Toggle Notes mature on August 23, 2015. The payment-in-kind interest option on the Toggle Notes expired in February 2012. Cash interest on the Toggle Notes accrues at the rate of 11.0% per annum. As of September 30, 2014, the Company had accrued interest of $0.8 million on the Toggle Notes, which was included in other current liabilities on the consolidated balance sheet.

The indenture governing the Toggle Notes includes a mandatory redemption provision. Under this provision, if the Toggle Notes would otherwise constitute applicable high yield discount obligations, within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended, the Company is required to redeem, for cash, a portion of the Toggle Notes then outstanding, equal to the mandatory principal redemption amount. Under the mandatory redemption provisions of the Toggle Notes, the Company has repaid $21.6 million of the principal outstanding balance through September 30, 2014.

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

The indenture governing the Toggle Notes contains various restrictive covenants, including financial covenants that limit the Company’s ability and the ability of the Company’s subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends or engage in transactions with affiliates. At September 30, 2014, the Company was in compliance with all material covenants contained in the indenture governing the Toggle Notes.

Subject to and conditioned upon the closing of the Merger on November 3, 2014 the obligations with respect to all of the outstanding Toggle Notes were satisfied.

Notes Payable to Banks

Certain of the Company’s subsidiaries have third-party bank indebtedness secured by real estate and equipment assets at the surgical facilities to which the loans were made. These bank indebtedness agreements contain customary covenants related to maintaining certain financial ratios and restricting activities, including the encumbrance of assets, other indebtedness, investing activities and payment of minority interest distributions.

7. Related Party Transactions

On August 23, 2007, the Company entered into a ten-year advisory services and management agreement with Crestview Advisors, L.L.C. The annual management fee is $1.0 million and payable on August 23 of each year. As of September 30, 2014, the Company had a prepaid asset of $895,000 related to this annual management fee, which was included in prepaid expenses and other current assets on the consolidated balance sheets.

Affiliates of Crestview and affiliates of the Northwestern Mutual Insurance Company hold the majority of the PIK Exchangeable Notes which entitle them to additional ownership in Holdings upon exchange. The PIK Exchangeable Notes are exchangeable into shares of common stock of Holdings at any time prior to the close of business on the business day immediately preceding the maturity date of the PIK Exchangeable Notes at a per share exchange price of $3.50. Upon exchange, holders of the PIK Exchangeable Notes will receive a number of shares of common stock of Holdings equal to (i) the accreted principal amount of the PIK Exchangeable Notes to be exchanged, plus accrued and non-capitalized interest, divided by (ii) the exchange price. The exchange price in effect at any time will be subject to customary adjustments.

As of September 30, 2014, the principal outstanding balance of the PIK Exchangeable Notes was $123.4 million and accrued interest related to the PIK Exchangeable Notes was $2.9 million. See Note 6 on Long-Term Debt for further discussion of the PIK Exchangeable Notes.

8. Commitments and Contingencies

Lease Guarantees on Non-Consolidated Affiliates

As of September 30, 2014, the Company had outstanding lease guarantees of $635,000 related to operating lease payments of certain of its non-consolidated surgical facilities. These operating leases typically have ten-year terms, with optional renewal periods.

Professional, General and Workers’ Compensation Liability Risks

The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment, employment practices and personal injuries. To cover these claims, the Company

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

maintains general liability and professional liability insurance in excess of self-insured retentions through third party commercial insurance carriers in amounts that management believes is sufficient for the Company’s operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional and general insurance coverage is on a claims-made basis. The workers compensation insurance is on an occurrence basis. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is not aware of any such proceedings that would have a material adverse effect on the Company’s business, financial condition or results of operations.

Laws and Regulations

Laws and regulations governing our business, including those relating to the Medicare and Medicaid programs, are complex and subject to interpretation. These laws and regulations govern every aspect of how our surgical facilities conduct their operations, from licensing requirements to how and whether our facilities may receive payments pursuant to the Medicare and Medicaid programs. Compliance with such laws and regulations can be subject to future government agency review and interpretation as well as legislative changes to such laws. Noncompliance with such laws and regulations may subject the Company to significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs. From time to time, governmental regulatory agencies will conduct inquiries of the Company’s practices, including, but not limited to, the Company’s compliance with federal and state fraud and abuse laws, billing practices and relationships with physicians. It is the Company’s current practice and future intent to cooperate fully with such inquiries. The Company is not aware of any such inquiry that would have a material adverse effect on the Company’s business, results of operations or financial condition.

Acquired Facilities

The Company, through its wholly-owned subsidiaries or controlled partnerships and limited liability companies, has acquired and will continue to acquire surgical facilities with prior operating histories. Such facilities may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company attempts to assure that no such liabilities exist, obtain indemnification from prospective sellers covering such matters and institute policies designed to conform centers to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. There can be no assurance that any such matter will be covered by indemnification or, if covered, that the liability sustained will not exceed contractual limits or the financial capacity of the indemnifying party.

The Company cannot predict whether federal or state statutory or regulatory provisions will be enacted that would prohibit or otherwise regulate relationships which the Company has established or may establish with other healthcare providers or have materially adverse effects on its business or revenues arising from such future actions. Management believes, however, that it will be able to adjust the Company’s operations so as to be in compliance with any statutory or regulatory provision as may be applicable.

Potential Physician Investor Liability

A majority of the physician investors in the partnerships and limited liability companies which operate the Company’s surgical facilities carry general and professional liability insurance on a claims-made basis. Each partnership or limited liability company may, however, be liable for damages to persons or property arising from

SYMBION, INC.

NINE MONTHS ENDED SEPTEMBER 30, 2014

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Unaudited)

occurrences at the surgical facilities. Although the various physician investors and other surgeons generally are required to obtain general and professional liability insurance with tail coverage that extends beyond the period of any claims-made policies, such individuals may not be able to obtain coverage in amounts sufficient to cover all potential liability. Since most insurance policies contain exclusions, the physician investors will not be insured against all possible occurrences. In the event of an uninsured or underinsured loss, the value of an investment in the partnership interests or limited liability company membership units and the amount of distributions could be adversely affected.

9. Subsequent Events

Effective October 14, 2014, the Company sold its interest in the surgical facility located in Worcester, Massachusetts. The Company recorded net proceeds of $2.1 million on this transaction and anticipates recording a gain of approximately $1.7 million.

See Note 2 for description of the Merger with Surgery Center Holdings, Inc.

Through and including                     , 2015 (the 25th day after the commencement of our initial public offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Surgery Partners, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Jefferies

Citigroup

Morgan Stanley

Credit Suisse

Raymond James

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee		*
FINRA filing fee		*
Stock exchange listing fees		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

TOTAL	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and amended and restated by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide broader indemnity rights than those provided under the Delaware General Corporation Law and our amended and restated certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, Surgery Center Holdings, LLC, issued unregistered securities to its directors, officers and employees as set forth below.

Class B Units

We issued 1,300,000 Class B units of Surgery Center Holdings, LLC to our directors, officers and employees in 2014, at a grant date weighted average fair value of $2.89.

In 2015, we issued 250,460 Class B units of Surgery Center Holdings, LLC to certain of our directors, officers and employees, at a grant date weighted average fair value of $2.83.

All of these Class B units were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of      on the      day of     , 2015.

Surgery Partners, Inc. (Registrant)

By:
Name: Michael Doyle Title: Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned executive officers and directors of Surgery Partners, Inc. hereby severally constitute and appoint each of Michael Doyle and Teresa Sparks as the attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this Registration Statement, any subsequent Registration Statement for the same offering which may be filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the              day of                     , 2015.

Signature	Title	Date

Michael T. Doyle	Chief Executive Officer, Director	, 2015

Christopher Laitala	President, Chairman	, 2015

Matthew I. Lozow	Director	, 2015

Teresa F. Sparks	Executive Vice President, Chief Financial Officer	, 2015

EXHIBIT LIST

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Amended and Restated By-Laws of the Registrant

4.1*	Form of Common Stock Certificate of the Registrant

5.1*	Opinion of Ropes & Gray LLP

10.1*	Form of Amended and Restated Limited Liability Company Agreement of Surgery Center Holdings, LLC

10.2+	Management and Investment Advisory Services Agreement, dated as of December 24, 2009, by and among Bayside Capital, Inc., Surgery Center Holdings, Inc. and certain of its subsidiaries

10.3+	First Amendment to Management and Investment Advisory Services Agreement, dated as of May 4, 2011, by and among Bayside Capital, Inc., Surgery Center Holdings, Inc. and certain of its subsidiaries

10.4+	Second Amendment to Management and Investment Advisory Services Agreement, dated as of November 3, 2014, by and among Bayside Capital, Inc., Surgery Center Holdings, Inc. and certain of its subsidiaries

10.5+	First Lien Credit Agreement, dated as of November 3, 2014, among SP Holdco I, Inc., Surgery Center Holdings, Inc., Jefferies Finance LLC and the other guarantors and lenders party thereto

10.6+	Second Lien Credit Agreement, dated as of November 3, 2014, among SP Holdco I, Inc., Surgery Center Holdings, Inc., Jefferies Finance LLC and the other guarantors and lenders party thereto

10.7+	Assignment and Acceptance Agreement, dated May 4, 2011, among H.I.G. Surgery Centers LLC and THL Credit, Inc.

10.8*	Management Incentive Plan

10.9*	2015 Equity Incentive Plan, and form of agreements thereunder

10.10*	Cash Incentive Plan

10.11*	Employment Agreement of Michael Doyle

10.12*	Employment Agreement of Teresa Sparks

10.13*	Employment Agreement of John Crysel

10.14	Form of Tax Receivable Agreement

10.15*	Form of Indemnification Agreement

21.1*	List of Subsidiaries of the Registrant

23.1*	Consents of Independent Registered Public Accounting Firms

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment
+	Previously filed